Exhibit 99.64
Execution Version

$365,000,000
FIRST LIEN CREDIT AGREEMENT
dated as of October 26, 2006,
among
BLUE PEARL USA LTD. (to be merged with and into
THOMPSON CREEK METALS COMPANY)
as Borrower,
BLUE PEARL MINING LTD., as Holdings,
and
THE OTHER GUARANTORS PARTY HERETO FROM TIME TO TIME,
as Guarantors,
THE LENDERS PARTY HERETO FROM TIME TO TIME
and
UBS SECURITIES LLC,
as Arranger, Bookmanager, Documentation Agent and Syndication Agent,
and
UBS AG, STAMFORD BRANCH,
as Issuing Bank, Administrative Agent and Collateral Agent,
and
UBS LOAN FINANCE LLC,
as Swingline Lender
Cahill Gordon & Reindel LLP
80 Pine Street
New York, NY 10005

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 -ii-

 -iii-

ANNEXES

Annex I	Applicable Margin
Annex II	Amortization Table
Annex III	Covered Properties
Annex IV	Real Property Collateral
Annex V	Idaho Title Insurance Property

SCHEDULES

Schedule 1.01(b)	Subsidiary Guarantors
Schedule 3.03	Governmental Approvals; Compliance with Laws
Schedule 3.05(b)	Mineral Interests, Land Positions, Resources and Reserves and Related Surface Improvements
Schedule 3.06(c)	Violations or Proceedings
Schedule 3.09
Schedule 3.18	Environmental Matters
Schedule 3.19	Insurance
Schedule 3.21	Acquisition Documents
Schedule 4.01(g)	Local Counsel
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Schedule 4.01(n)(vi)	Landlord Access Agreements
Schedule 4.0l(o)(iii)	Title Insurance Amounts
Schedule 5.17	Post-Closing Collateral Matters
Schedule 6.01(b)	Existing Indebtedness
Schedule 6.02(c)	Existing Liens
Schedule 6.04(b)	Existing Investments

EXHIBITS

Exhibit A	Form of Administrative Questionnaire
Exhibit B	Form of Assignment and Assumption
Exhibit C	Form of Borrowing Request
Exhibit D	Form of Compliance Certificate
Exhibit E	Form of Interest Election Request
Exhibit F	Form of Joinder Agreement
Exhibit G	Form of Landlord Access Agreement
Exhibit H	Form of LC Request
Exhibit I	Form of Lender Addendum
Exhibit J-l	Form of US Fee and Leasehold Mortgage
Exhibit J-2	Form of Canadian Fee and Leasehold Mortgage
Exhibit K-l	Form of Term Note
Exhibit K-2	Form of Revolving Note
Exhibit K-3	Form of Swingline Note
Exhibit L-l	Form of Perfection Certificate
Exhibit L-2	Form of Perfection Certificate Supplement
Exhibit M-l	Form of US Security Agreement
Exhibit M-2	Form of Canadian Security Agreement
Exhibit N	Form of Opinion of Company Counsel
Exhibit O	Form of Solvency Certificate
Exhibit P	Form of Intercompany Note
Exhibit Q	Form of Non-Bank Certificate
Exhibit R	Form of Intercreditor Agreement
 -v-

CREDIT AGREEMENT
          This FIRST LIEN CREDIT AGREEMENT (this “Agreement”) dated as of October 26, 2006, among BLUE PEARL USA LTD. (“Borrower”), a Colorado corporation, to be merged with and into THOMPSON CREEK METALS COMPANY, a Colorado corporation (the “Acquired Business”), BLUE PEARL MINING LTD., a corporation existing under the laws of the Province of Ontario (“Holdings”), the Subsidiary Guarantors party hereto from time to time (such term and each other capitalized term used but not defined herein having the meaning given to it in Article I), the Lenders party hereto from time to time, UBS SECURITIES LLC, as lead arranger (in such capacity, the “Arranger”), as documentation agent (in such capacity, the “Documentation Agent”) and as syndication agent (in such capacity, the “Syndication Agent”), UBS LOAN FINANCE LLC, as swingline lender (in such capacity, the “Swingline Lender”), and UBS AG, STAMFORD BRANCH, as issuing bank (in such capacity, the “Issuing Bank”), as administrative agent (in such capacity, the “Administrative Agent”) for the Lenders and as collateral agent (in such capacity, the “Collateral Agent”) for the Secured Parties and the Issuing Bank.
WITNESSETH:
          WHEREAS, Holdings and Borrower, a direct Wholly Owned Subsidiary of Holdings, have entered into an agreement and plan of merger, dated as of September 1, 2006 (as amended, supplemented or otherwise modified from time to time in accordance with the provisions hereof and thereof, the “Acquisition Agreement”), with the Acquired Business and F. Steven Mooney, as representative of the selling shareholders, to acquire (the “Acquisition”) the Acquired Business;
          WHEREAS, the Acquisition will be effected by a merger (the “Merger”) of Borrower with and into the Acquired Business, with the Acquired Business surviving the Merger;
          WHEREAS, the Equity Financing will be consummated prior hereto or simultaneously herewith;
          WHEREAS, Borrower will enter into the Second Lien Credit Agreement providing for Second Lien Loans in the aggregate principal amount at maturity of $61,855,670 simultaneously herewith;
          WHEREAS, Borrower has requested the Lenders to extend credit in the form of (a) Term Loans on the Closing Date in an aggregate principal amount not in excess of $340.0 million, and (b) Revolving Loans at any time and from time to time prior to the Revolving Maturity Date in an aggregate principal amount at any time outstanding not in excess of $25.0 million, of which none may be drawn on the Closing Date;
          WHEREAS, Borrower has requested the Swingline Lender to agree to make Swingline Loans at any time and from time to time prior to the Revolving Maturity Date, in an aggregate principal amount at any time outstanding not in excess of $5.0 million;
          WHEREAS, Borrower has requested the Issuing Bank to agree to issue letters of credit, in an aggregate face amount at any time outstanding not in excess of $15.0 million, to support payment obligations incurred in the ordinary course of business by Borrower and its Subsidiaries; and
          WHEREAS, the proceeds of the Loans are to be used in accordance with Section 3.12.

          NOW, THEREFORE, the Lenders are willing to extend such credit to Borrower, and the Issuing Bank is willing to issue letters of credit for the account of Borrower, on the terms and subject to the conditions set forth herein. Accordingly, the parties hereto agree as follows:
ARTICLE I
DEFINITIONS
          SECTION 1.01 Defined Terms. As used in this Agreement, the following terms shall have the meanings specified below:
          “ABR”, when used in reference to any Loan or Borrowing, is used when such Loan, or the Loans comprising such Borrowing, are bearing interest at a rate determined by reference to the Alternate Base Rate.
          “ABR Borrowing” shall mean a Borrowing comprised of ABR Loans.
          “ABR Loan” shall mean any ABR Term Loan, ABR Revolving Loan or Swingline Loan.
          “ABR Revolving Loan” shall mean any Revolving Loan bearing interest at a rate determined by reference to the Alternate Base Rate in accordance with the provisions of Article II.
          “ABR Term Loan” shall mean any Term Loan bearing interest at a rate determined by reference to the Alternate Base Rate in accordance with the provisions of Article II.
          “Acquired Business” shall have the meaning assigned to such term in the preamble hereto.
          “Acquisition” shall have the meaning assigned to such term in the first recital hereto.
          “Acquisition Agreement” shall have the meaning assigned to such term in the first recital hereto.
          “Acquisition Consideration” shall mean the purchase consideration for any Permitted Acquisition and all other payments by Holdings or any of its Subsidiaries in exchange for, or as part of, or in connection with, any Permitted Acquisition, whether paid in cash or by exchange of Equity Interests or of properties or otherwise and whether payable at or prior to the consummation of such Permitted Acquisition or deferred for payment at any future time, whether or not any such future payment is subject to the occurrence of any contingency, and includes any and all payments representing the purchase price and any assumptions of Indebtedness, “earn-outs” and other agreements to make any payment the amount of which is, or the terms of payment of which are, in any respect subject to or contingent upon the revenues, income, cash flow or profits (or the like) of any person or business; provided that any such future payment that is subject to a contingency shall be considered Acquisition Consideration only to the extent of the reserve, if any, required under GAAP at the time of such sale to be established in respect thereof by Holdings or any of its Subsidiaries.
          “Acquisition Documents” shall mean the collective reference to the Acquisition Agreement and the other documents listed on Schedule 3.21.
          “Act” shall have the meaning assigned to such term in Section 10.13.

          “Adjusted LIBOR Rate” shall mean, with respect to any Eurodollar Borrowing for any Interest Period, (a) an interest rate per annum (rounded upward, if necessary, to the nearest l/100th of 1%) determined by the Administrative Agent to be equal to the LIBOR Rate for such Eurodollar Borrowing in effect for such Interest Period divided by (b) 1 minus the Statutory Reserves (if any) for such Eurodollar Borrowing for such Interest Period.
          “Administrative Agent” shall have the meaning assigned to such term in the preamble hereto and includes each other person appointed as the successor pursuant to Article IX.
          “Administrative Agent Fee” shall have the meaning assigned to such term in Section 2.05(b).
          “Administrative Questionnaire” shall mean an Administrative Questionnaire in substantially the form of Exhibit A.
          “Affiliate” shall mean, when used with respect to a specified person, another person that directly, or indirectly through one or more intermediaries, Controls or is Controlled by or is under common Control with the person specified; provided, however, that, for purposes of Section 6.09, the term “Affiliate” shall also include (i) any person that directly or indirectly owns more than 10% of any class of Equity Interests of the person specified or (ii) any person that is an executive officer or director of the person specified.
          “Agents” shall mean the Administrative Agent and the Collateral Agent; and “Agent” shall mean any of them.
          “Agreement” shall have the meaning assigned to such term in the preamble hereto.
          “Alternate Base Rate” shall mean, for any day, a rate per annum (rounded upward, if necessary, to the nearest l/100th of 1%) equal to the greater of (a) the Base Rate in effect on such day and (b) the Federal Funds Effective Rate in effect on such day plus 0.50%. If the Administrative Agent shall have determined (which determination shall be conclusive absent manifest error) that it is unable to ascertain the Federal Funds Effective Rate for any reason, including the inability or failure of the Administrative Agent to obtain sufficient quotations in accordance with the terms of the definition thereof, the Alternate Base Rate shall be determined without regard to clause (b) of the preceding sentence until the circumstances giving rise to such inability no longer exist. Any change in the Alternate Base Rate due to a change in the Base Rate or the Federal Funds Effective Rate shall be effective on the effective date of such change in the Base Rate or the Federal Funds Effective Rate, respectively.
          “Alternate Currency” shall mean Canadian dollars.
          “Alternate Currency Equivalent” shall mean, as to any amount denominated in dollars as of any date of determination, the amount of the Alternate Currency that could be purchased with such amount of dollars based upon the spot selling rate.
          “Anti-Terrorism Laws” shall have the meaning assigned to such term in Section 3.22.
          “Applicable Fee” shall mean 0.50% per annum.

          “Applicable Margin” shall mean, for any day, with respect to any Revolving Loan or Term Loan, as the case may be, the applicable percentage set forth in Annex I under the appropriate caption.
          “Applicable Percentage” shall mean, with respect to any Lender, the percentage of the total Loans and Commitments represented by such Lender’s Loans and Commitments.
          “Approved Fund” shall mean any Fund that is administered or managed by (a) a Lender, (b) an Affiliate of a Lender or (c) an entity or an Affiliate of an entity that administers or manages a Lender.
          “Arranger” shall have the meaning assigned to such term in the preamble hereto.
          “Asset Sale” shall mean (a) any conveyance, sale, lease, sublease, assignment, transfer or other disposition (including by way of merger or consolidation and including any Sale and Leaseback Transaction) of any property excluding sales of inventory and dispositions of cash and cash equivalents, in each case, in the ordinary course of business, by Holdings or any of its Subsidiaries and (b) any issuance or sale of any Equity Interests of any Subsidiary of Holdings, in each case of clauses (a) and (b), to any person other than (i) Borrower, (ii) any Subsidiary of Borrower that is a Subsidiary Guarantor, (iii) other than for purposes of Section 6.06, any other Subsidiary of Borrower or (iv) if the entity disposing of such property is Holdings or a Subsidiary of Holdings other than Borrower and its Subsidiaries, Holdings or any Subsidiary of Holdings that is Borrower or a Subsidiary Guarantor.
          “Assignment and Assumption” shall mean an assignment and assumption entered into by a Lender and an Eligible Assignee (with the consent of any party whose consent is required by Section 10.04(b)), and accepted by the Administrative Agent, in substantially the form of Exhibit B, or any other form approved by the Administrative Agent.
          “Attributable Indebtedness” shall mean, when used with respect to any Sale and Leaseback Transaction, as at the time of determination, the present value (discounted at a rate equivalent to Borrower’s then-current weighted average cost of funds for borrowed money as at the time of determination, compounded on a semi-annual basis) of the total obligations of the lessee for rental payments during the remaining term of the lease included in any such Sale and Leaseback Transaction.
          “Auto-Renewal Letter of Credit” shall have the meaning assigned to such term in Section 2.18(c).
          “Bailee Letter” shall have the meaning assigned thereto in the Security Agreement.
          “Base Rate” shall mean, for any day, a rate per annum that is equal to the corporate base rate of interest established by UBS AG, Stamford Branch from time to time; each change in the Base Rate shall be effective on the date such change is effective. The corporate base rate is not necessarily the lowest rate charged by the Administrative Agent to its customers.
          “Board” shall mean the Board of Governors of the Federal Reserve System of the United States.
          “Board of Directors” shall mean, with respect to any person, (i) in the case of any corporation, the board of directors of such person, (ii) in the case of any limited liability company, the board of managers of such person, (iii) in the case of any partnership, the Board of Directors of the general partner of such person and (iv) in any other case, the functional equivalent of the foregoing.
          “Borrower” shall have the meaning assigned to such term in the preamble hereto. On and after the effectiveness of the Merger, references to “Borrower” shall mean the Acquired Business.
          “Borrowing” shall mean (a) Loans of the same Class and Type, made, converted or continued on the same date and, in the case of Eurodollar Loans, as to which a single Interest Period is in effect, or (b) a Swingline Loan.
          “Borrowing Request” shall mean a request by Borrower in accordance with the terms of Section 2.03 and substantially in the form of Exhibit C, or such other form as shall be approved by the Administrative Agent.
          “Business Day” shall mean any day other than a Saturday, Sunday or other day on which banks in Vancouver, British Columbia, Toronto, Ontario or New York City are authorized or required by law to close; provided, however,that when used in connection with a Eurodollar Loan, the term “Business Day” shall also exclude any day on which banks are not open for dealings in dollar deposits in the London interbank market.
          “Canadian dollars” or “Can$” shall mean the lawful money of Canada.
          “Canadian Security Agreements” shall mean collectively the First Lien Canadian Security Agreement and the Second Lien Canadian Security Agreement, each entered into among Holdings, Blue Pearl Mining, Inc. and the collateral agent named therein.
          “Capital Assets” shall mean, with respect to any person, all equipment, fixed assets and Real Property or improvements of such person, or replacements or substitutions therefor or additions thereto, that, in accordance with GAAP, have been or should be reflected as additions to property, plant or equipment on the balance sheet of such person.
          “Capital Expenditures” shall mean, for any period, without duplication, all expenditures made directly or indirectly by Holdings and its Subsidiaries during such period for Capital Assets (whether paid in cash or other consideration, financed by the incurrence of Indebtedness or accrued as a liability). For purposes of this definition, the purchase price of equipment that is purchased simultaneously with the trade-in of existing equipment or with insurance proceeds shall be included in Capital Expenditures only to the extent of the gross amount of such purchase price less the credit granted by the seller of such equipment for the equipment being traded in at such time or the amount of such proceeds, as the case may be.
          “Capital Lease Obligations” of any person shall mean the obligations of such person to pay rent or other amounts under any lease of (or other arrangement conveying the right to use) real or personal property, or a combination thereof, which obligations are required to be classified and accounted for as capital leases on a balance sheet of such person under GAAP, and the amount of such obligations shall be the capitalized amount thereof determined in accordance with GAAP.
          “Cash Equivalents” shall mean, as to any person, (a) securities issued, or directly, unconditionally and fully guaranteed or insured, by the United States or any agency or instrumentality thereof (provided that the full faith and credit of the United States is pledged in support thereof) having maturities of not more than one year from the date of acquisition by such person; (b) time deposits and certificates of deposit of any Lender or any commercial bank having, or which is the principal banking subsidiary of a bank holding company organized under the laws of the United States, any state thereof or the District of Columbia having, capital and surplus aggregating in excess of $500.0 million and a rating of “A” (or such other similar equivalent rating) or higher by at least one nationally recognized statistical rating organization (as defined in Rule 436 under the Securities Act) with maturities of not more than one year from the date of acquisition by such person; (c) repurchase obligations with a term of not more than 30 days for underlying securities of the types described in clause (a) above entered into with any bank meeting the qualifications specified in clause (b) above, which repurchase obligations are secured by a valid perfected security interest in the underlying securities; (d) commercial paper issued by any person incorporated in the United States rated at least A-l or the equivalent thereof by Standard & Poor’s Rating Service or at least P-l or the equivalent thereof by Moody’s Investors Service Inc., and in each case maturing not more than one year after the date of acquisition by such person; (e) investments in money market funds substantially all of whose assets are comprised of securities of the types described in clauses (a) through (d) above; and (f) demand deposit accounts maintained in the ordinary course of business.
          “Cash Interest Expense” shall mean, for any period, Consolidated Interest Expense for such period, less the sum of (a) interest on any debt paid by the increase in the principal amount of such debt including by issuance of additional debt of such kind, (b) items described in clause (c) or, other than to the extent paid in cash, clause (g) of the definition of “Consolidated Interest Expense” and (c) gross interest income of Borrower and its Subsidiaries for such period.
          “Casualty Event” shall mean any involuntary loss of title, any involuntary loss of, damage to or any destruction of, or any condemnation, expropriation or other taking (including by any Governmental Authority) of, any property of Holdings or any of its Subsidiaries. “Casualty Event” shall include but not be limited to any taking of all or any part of any Real Property of any person or any part thereof, in or by condemnation, expropriation or other eminent domain proceedings pursuant to any Requirement of Law, or by reason of the temporary requisition of the use or occupancy of all or any part of any Real Property of any person or any part thereof by any Governmental Authority, civil or military, or any settlement in lieu thereof.
          “CERCLA” shall mean the Comprehensive Environmental Response, Compensation, and Liability Act of 1980, as amended, 42 U.S.C. § 9601 et seq. and all implementing regulations.
          A “Change in Control” shall be deemed to have occurred if:
     (a) Holdings at any time ceases to own 100% of the Equity Interests of Borrower;
     (b) at any time a change of control (or similarly titled event) occurs under any Material Indebtedness;
     (c) any “person” or “group” (as such terms are used in Sections 13(d) and 14(d) of the Exchange Act) is or becomes the beneficial owner (as defined in Rules 13d-3 and 13d-5 under the Exchange Act, except that for purposes of this clause such person or group shall be deemed to have “beneficial ownership” of all securities that such person or group has the right to acquire, whether such right is exercisable immediately or only after the passage of time), directly or indirectly, of Voting Stock of Holdings representing more than 35% of the voting power of the total outstanding Voting Stock of Holdings; or

     (d) during any period of two consecutive years, individuals who at the beginning of such period constituted the Board of Directors of Holdings (together with any new directors whose election to such Board of Directors or whose nomination for election was approved by a vote of a majority of the members of the Board of Directors of Holdings, which members comprising such majority are then still in office and were either directors at the beginning of such period or whose election or nomination for election was previously so approved) cease for any reason to constitute a majority of the Board of Directors of Holdings.
          For purposes of this definition, a person shall not be deemed to have beneficial ownership of Equity Interests subject to a stock purchase agreement, merger agreement or similar agreement until the consummation of the transactions contemplated by such agreement.
          “Change in Law” shall mean the occurrence, after the date of this Agreement, of any of the following: (a) the adoption or taking into effect of any law, treaty, order, policy, rule or regulation, (b) any change in any law, treaty, order, policy, rule or regulation or in the administration, interpretation or application thereof by any Governmental Authority or (c) the making or issuance of any request, guideline or directive (whether or not having the force of law) by any Governmental Authority.
          “Charges” shall have the meaning assigned thereto in Section 10.14.
          “Class,” when used in reference to any Loan or Borrowing, refers to whether such Loan, or the Loans comprising such Borrowing, are Revolving Loans, Term Loans or Swingline Loans and, when used in reference to any Commitment, refers to whether such Commitment is a Revolving Commitment, Term Loan Commitment or Swingline Commitment, in each case, under this Agreement, of which such Loan, Borrowing or Commitment shall be a part.
          “Closing Date” shall mean the date of the initial Credit Extension hereunder.
          “Code” shall mean the Internal Revenue Code of 1986, as amended from time to time, and the regulations promulgated and rulings issued thereunder.
          “Collateral” shall mean, collectively, all of the Security Agreement Collateral, the Mortgaged Property and all other property of whatever kind and nature subject or purported to be subject from time to time to a Lien under any Security Document.
          “Collateral Agent” shall have the meaning assigned thereto in the preamble hereto.
          “Commercial Letter of Credit” shall mean any letter of credit or similar instrument issued for the purpose of providing credit support in connection with the purchase of materials, goods or services by Borrower or any of its Subsidiaries in the ordinary course of their businesses, or as otherwise agreed to by the Administrative Agent or the Issuing Bank.
          “Commitment” shall mean, with respect to any Lender, such Lender’s Revolving Commitment, Term Loan Commitment or Swingline Commitment.
          “Commitment Fee” shall have the meaning assigned thereto in Section 2.05(a).
          “Communications” shall have the meaning assigned thereto in Section l0.01(d).

          “Companies” shall mean Holdings and its Subsidiaries; and “Company” shall mean any one of them.
          “Compliance Certificate” shall mean a certificate of a Financial Officer substantially in the form of Exhibit D.
          “Confidential Information Memorandum” shall mean that certain confidential information memorandum dated as of September 2006.
          “Consent Documents” shall mean (i) the letter agreement dated October [26], 2006 among Thompson Creek Mining Ltd., Sojitz Moly Resources, Inc., the Collateral Agent and the Second Lien Collateral Agent, (ii) the estoppel letter dated October [26], 2006 provided by Sojitz Moly Resources, Inc. to the Collateral Agent and the Second Lien Collateral Agent and (iii) the consent to assignment dated October [26], 2006 executed by Fundamental Resources Corporation, Roda Holdings Inc. and Donald Alexander Davidson.
          “Consolidated Amortization Expense” shall mean, for any period, the amortization expense of Borrower and its Subsidiaries for such period, determined on a consolidated basis in accordance with GAAP.
          “Consolidated Current Assets” shall mean, as at any date of determination, the total assets of Borrower and its Subsidiaries which may properly be classified as current assets on a consolidated balance sheet of Borrower and its Subsidiaries in accordance with GAAP.
          “Consolidated Current Liabilities” shall mean, as at any date of determination, the total liabilities of Borrower and its Subsidiaries which may properly be classified as current liabilities (other than the current portion of any Loans) on a consolidated balance sheet of Borrower and its Subsidiaries in accordance with GAAP.
          “Consolidated Depreciation Expense” shall mean, for any period, the depreciation expense of Borrower and its Subsidiaries for such period, determined on a consolidated basis in accordance with GAAP.
          “Consolidated EBITDA” shall mean, for any period, Consolidated Net Income for such period, adjusted by (x) adding thereto, in each case only to the extent (and in the same proportion) deducted in determining such Consolidated Net Income and without duplication (and with respect to the portion of Consolidated Net Income attributable to any Subsidiary of Borrower only if a corresponding amount would be permitted at the date of determination to be distributed to Borrower by such Subsidiary without prior approval (that has not been obtained), pursuant to the terms of its Organizational Documents and all agreements, instruments and Requirements of Law applicable to such Subsidiary or its equityholders):
     (a) Consolidated Interest Expense for such period,
     (b) Consolidated Amortization Expense for such period,
     (c) Consolidated Depreciation Expense for such period,
     (d) Consolidated Tax Expense for such period,

     (e) costs and expenses directly incurred in connection with the Transactions (not to exceed $12.0 million in the aggregate) for such period, and
     (f) the aggregate amount of all other non-cash charges reducing Consolidated Net Income (excluding any non-cash charge that results in an accrual of a reserve for cash charges in any future period) for such period, and
(y) subtracting therefrom the aggregate amount of all non-cash items increasing Consolidated Net Income (other than the accrual of revenue or recording of receivables in the ordinary course of business) for such period.
          Other than for purposes of calculating Excess Cash Flow, Consolidated EBITDA shall be calculated on a Pro Forma Basis to give effect to any Permitted Acquisition and Asset Sales (other than any dispositions in the ordinary course of business) consummated at any time on or after the first day of the Test Period and prior to the date of determination as if each such Permitted Acquisition had been effected on the first day of such period and as if each such Asset Sale had been consummated on the day prior to the first day of such period.
          “Consolidated Fixed Charge Coverage Ratio” shall mean, for any Test Period, the ratio of (a) Consolidated EBITDA for such Test Period to (b) Consolidated Fixed Charges for such Test Period.
          “Consolidated Fixed Charges” shall mean, for any period, the sum, without duplication, of
     (a) Consolidated Interest Expense for such period;
     (b) the aggregate amount of Capital Expenditures for such period;
     (c) the aggregate amount of all lease payments for such period;
     (d) all cash payments in respect of income taxes made during such period (net of any cash refund in respect of income taxes actually received during such period);
     (e) the principal amount of all scheduled amortization payments on all Indebtedness (including the principal component of all Capital Lease Obligations) of Borrower and its Subsidiaries for such period (as determined on the first day of the applicable period) (together, the “Amortization Amount”);
     (f) the product of (i) all dividend payments on any series of Disqualified Capital Stock of Borrower or any of its Subsidiaries (other than dividend payments to Borrower or any of its Subsidiaries) multiplied by (ii) a fraction, the numerator of which is one and the denominator of which is one minus the then current combined federal, state and local statutory tax rate of Borrower and its Subsidiaries, expressed as a decimal;
     (g) the product of (i) all cash dividend payments on any Preferred Stock (other than Disqualified Capital Stock) of Borrower or any of its Subsidiaries (other than dividend payments to Borrower or any of its Subsidiaries) multiplied by (ii) a fraction, the numerator of which is one and the denominator of which is one minus the then current combined federal, state and local statutory tax rate of Borrower and its Subsidiaries, expressed as a decimal; and

     (h) payments after the Closing Date under Section 2.03 of the Acquisition Agreement, with each such annual payment, if any, being deemed to have been made on the last day of the calendar year with respect to which it was determined.
          Determinations of Consolidated Fixed Charges shall be made (1) for the Test Period ending March 31, 2007, using the Amortization Amount for the fiscal quarter then ended multiplied by 4, (2) for the Test Period ending June 30, 2007, using the Amortization Amount for the two fiscal quarters then ended multiplied by 2, and (3) for the Test Period ending September 30, 2007, using the Amortization Amount for the three fiscal quarters then ended multiplied by 4/3.
          “Consolidated Indebtedness” shall mean, as at any date of determination, the aggregate amount of all Indebtedness and all LC Exposure of Borrower and its Subsidiaries, determined on a consolidated basis in accordance with GAAP.
          “Consolidated Interest Coverage Ratio” shall mean, for any Test Period, the ratio of (x) Consolidated EBITDA for such Test Period to (y) Consolidated Interest Expense for such Test Period.
          “Consolidated Interest Expense” shall mean, for any period, the total consolidated interest expense of Borrower and its Subsidiaries for such period determined on a consolidated basis in accordance with GAAP plus, without duplication:
     (a) imputed interest on Capital Lease Obligations and Attributable Indebtedness of Borrower and its Subsidiaries for such period;
     (b) commissions, discounts and other fees and charges owed by Borrower or any of its Subsidiaries with respect to letters of credit securing financial obligations, bankers’ acceptance financing and receivables financings for such period;
     (c) amortization of debt issuance costs, debt discount or premium and other financing fees and expenses incurred by Borrower or any of its Subsidiaries for such period;
     (d) cash contributions to any employee stock ownership plan or similar trust made by Borrower or any of its Subsidiaries to the extent such contributions are used by such plan or trust to pay interest or fees to any person (other than Borrower or a Wholly Owned Subsidiary) in connection with Indebtedness incurred by such plan or trust for such period;
     (e) all interest paid or payable with respect to discontinued operations of Borrower or any of its Subsidiaries for such period;
     (f) the interest portion of any deferred payment obligations of Borrower or any of its Subsidiaries for such period;
     (g) all interest on any Indebtedness of Borrower or any of its Subsidiaries of the type described in clause (f) or (k) of the definition of “Indebtedness” for such period;
provided that (a) to the extent directly related to the Transactions, debt issuance costs, debt discount or premium and other financing fees and expenses shall be excluded from the calculation of Consolidated Interest Expense and (b) Consolidated Interest Expense shall be calculated after giving effect to Hedging Agreements related to interest rates (including associated costs), but excluding unrealized gains and losses with respect to Hedging Agreements related to interest rates.

          Consolidated Interest Expense shall be calculated on a Pro Forma Basis to give effect to any Indebtedness incurred, assumed or permanently repaid or extinguished at any time on or after the first day of the Test Period and prior to the date of determination in connection with the Acquisition, any Permitted Acquisitions and Asset Sales (other than any dispositions in the ordinary course of business) as if such incurrence, assumption, repayment or extinguishing had been effected on the first day of such period. In addition, determinations of the Consolidated Interest Coverage Ratio and the Consolidated Fixed Charge Coverage Ratio shall be made (1) for the Test Period ending March 31, 2007, using Consolidated Interest Expense for the fiscal quarter then ended multiplied by 4, (2) for the Test Period ending June 30, 2007, using Consolidated Interest Expense for the two fiscal quarters then ended multiplied by 2, and (3) for the Test Period ending September 30, 2007, using Consolidated Interest Expense for the three fiscal quarters then ended multiplied by 4/3.
          “Consolidated Net Income” shall mean, for any period, the consolidated net income (or loss) of Borrower and its Subsidiaries determined on a consolidated basis in accordance with GAAP; provided that there shall be excluded from such net income (to the extent otherwise included therein), without duplication:
     (a) the net income (or loss) of any person (other than a Subsidiary of Borrower) in which any person other than Borrower and its Subsidiaries has an ownership interest, except to the extent that cash in an amount equal to any such income has actually been received by Borrower or (subject to clause (b) below) any of its Subsidiaries during such period;
     (b) the net income of any Subsidiary of Borrower during such period to the extent that the declaration or payment of dividends or similar distributions by such Subsidiary of that income is not permitted by operation of the terms of its Organizational Documents or any agreement, instrument or Requirement of Law applicable to that Subsidiary during such period, except that Borrower’s equity in net loss of any such Subsidiary for such period shall be included in determining Consolidated Net Income;
     (c) any gain (or loss), together with any related provisions for taxes on any such gain (or the tax effect of any such loss), realized during such period by Holdings or any of its Subsidiaries upon any Asset Sale (other than any dispositions in the ordinary course of business) by Borrower or any of its Subsidiaries;
     (e) gains and losses due solely to fluctuations in currency values and the related tax effects determined in accordance with GAAP for such period;
     (f) earnings resulting from any reappraisal, revaluation or write-up of assets;
     (g) unrealized gains and losses with respect to Hedging Obligations for such period; and
     (h) any extraordinary gain (or extraordinary loss), together with any related provision for taxes on any such gain (or the tax effect of any such loss), recorded or recognized by Borrower or any of its Subsidiaries during such period.
          For purposes of this definition of “Consolidated Net Income,” Consolidated Net Income shall be reduced (to the extent not already reduced thereby) by the amount of any payments to or on behalf of Borrower made pursuant to Sections 6.08(c) and (d).

          “Consolidated Tax Expense” shall mean, for any period, the tax expense of Borrower and its Subsidiaries, for such period, determined on a consolidated basis in accordance with GAAP.
          “Contested Collateral Lien Conditions” shall mean, with respect to any Permitted Lien of the type described in clauses (a), (b), (e) and (f) of Section 6.02, the following conditions:
     (a) Borrower shall cause any proceeding instituted contesting such Lien to stay the sale or forfeiture of any portion of the Collateral on account of such Lien;
     (b) at the option and at the request of the Administrative Agent, to the extent such Liens are in an aggregate amount in excess of $5.0 million, the appropriate Loan Party shall maintain cash reserves in an amount sufficient to pay and discharge such Lien and the Administrative Agent’s reasonable estimate of all interest and penalties related thereto; and
     (c) such Lien shall in all respects be subject and subordinate in priority to the Lien and security interest created and evidenced by the Security Documents, except if and to the extent that the Requirement of Law creating, permitting or authorizing such Lien provides that such Lien is or must be superior to the Lien and security interest created and evidenced by the Security Documents.
          “Contingent Obligation” shall mean, as to any person, any obligation, agreement, understanding or arrangement of such person guaranteeing or intended to guarantee any Indebtedness, leases, dividends or other obligations (“primary obligations”) of any other person (the “primary obligor”) in any manner, whether directly or indirectly, including any obligation of such person, whether or not contingent, (a) to purchase any such primary obligation or any property constituting direct or indirect security therefor; (b) to advance or supply funds (i) for the purchase or payment of any such primary obligation or (ii) to maintain working capital or equity capital of the primary obligor or otherwise to maintain the net worth or solvency of the primary obligor; (c) to purchase property, securities or services primarily for the purpose of assuring the owner of any such primary obligation of the ability of the primary obligor to make payment of such primary obligation; (d) with respect to bankers’ acceptances, letters of credit and similar credit arrangements until a reimbursement obligation arises with respect thereto (at which time such reimbursement obligation shall constitute Indebtedness); or (e) otherwise to assure or hold harmless the holder of such primary obligation against loss in respect thereof; provided, however, that the term “Contingent Obligation” shall not include endorsements of instruments for deposit or collection in the ordinary course of business or any product warranties. The amount of any Contingent Obligation shall be deemed to be an amount equal to the stated or determinable amount of the primary obligation in respect of which such Contingent Obligation is made (or, if less, the maximum amount of such primary obligation for which such person may be liable, whether singly or jointly, pursuant to the terms of the instrument evidencing such Contingent Obligation) or, if not stated or determinable, the maximum reasonably anticipated liability in respect thereof (assuming such person is required to perform thereunder) as determined by such person in good faith.
          “Control” shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of a person, whether through the ownership of Voting securities, by contract or otherwise, and the terms “Controlling” and “Controlled” shall have meanings correlative thereto.
          “Control Agreement” shall have the meaning assigned to such term in the Security Agreement.

          “Covered Property” shall have the meaning assigned to such term in Section 3.05(b).
          “Credit Extension” shall mean, as the context may require, (i) the making of a Loan by a Lender or (ii) the issuance of any Letter of Credit, or the amendment, extension or renewal of any existing Letter of Credit, by the Issuing Bank.
          “Davidson Project” shall mean the molybdenum deposit and the development of that deposit into a mine and associated development located near Smithers, British Columbia, Canada which is the subject of that certain Vending Agreement dated March 18, 2005 between Fundamental Resources Corporation and Donald Alexander Davidson, as vendors, and Blue Pearl Mining Ltd. (formerly Patent Enforcement and Royalties Ltd.).
          “Davidson Property” shall mean the Property as that term is defined in the Davidson Vending Agreement relating to the Davidson Project as in effect on the Closing Date, together with all permits and other rights relating to such Property.
          “Davidson Reinvestment Extension Period” shall have the meaning assigned to such term in Section 2.10(c)(ii).
          “Davidson Subsidiary” shall mean Blue Pearl Mining Inc., a Yukon corporation, or any successor or successors in possession of an ownership interest in the Davidson Project.
          “Davidson Vending Agreement” shall mean the agreement made as of March 18, 2005, as amended by an agreement made as of April 8, 2005, between Fundamental Resources Corporation and Donald Alexander Davidson (on behalf of himself and on behalf of Roda Holdings Inc.), as the Vendors and Blue Pearl Mining Inc. (formerly Patent Enforcement and Royalties Ltd.), as amended, supplemented or replaced from time to time.
          “Debt Issuance” shall mean the incurrence by Holdings or any of its Subsidiaries of any Indebtedness after the Closing Date (other than as permitted by Section 6.01).
          “Debt Service” shall mean, for any period, Cash Interest Expense for such period plus scheduled principal amortization of all Indebtedness of Borrower and its Subsidiaries for such period.
          “Default” shall mean any event, occurrence or condition which is, or upon notice, lapse of time or both would constitute, an Event of Default.
          “Default Rate” shall have the meaning assigned to such term in Section 2.06(c).
          “Disqualified Capital Stock” shall mean any Equity Interest which, by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable), or upon the happening of any event, (a) matures (excluding any maturity as the result of an optional redemption by the issuer thereof) or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or is redeemable at the option of the holder thereof, in whole or in part, on or prior to the first anniversary of the Final Maturity Date, (b) is convertible into or exchangeable (unless at the sole option of the issuer thereof) for (i) debt securities or (ii) any Equity Interests referred to in (a) above, in each case at any time on or prior to the first anniversary of the Final Maturity Date, or (c) contains any repurchase obligation which may come into effect prior to payment in full of all Obligations; provided, however, that any Equity Interests that would not constitute Disqualified Capital Stock but for provisions thereof giving holders thereof (or the holders of any security into or for which such Equity Interests is convertible, exchangeable or exercisable)

the right to require the issuer thereof to redeem such Equity Interests upon the occurrence of a change in control or an asset sale occurring prior to the first anniversary of the Final Maturity Date shall not constitute Disqualified Capital Stock if such Equity Interests provide that the issuer thereof will not redeem any such Equity Interests pursuant to such provisions prior to the repayment in full of the Obligations.
          “Dividend” with respect to any person shall mean that such person has declared or paid a dividend or returned any equity capital to the holders of its Equity Interests or authorized or made any other distribution, payment or delivery of property (other than Qualified Capital Stock of such person) or cash to the holders of its Equity Interests as such, whether directly or indirectly (including by way of a payment to a third party in satisfaction of the obligations of such holders, including without limitation, with respect to Borrower, a payment by Borrower of obligations of Holdings to make contingent payments under Section 2.03 of the Acquisition Agreement), or redeemed, retired, purchased or otherwise acquired, directly or indirectly, for consideration any of its Equity Interests outstanding (or any options or warrants issued by such person with respect to its Equity Interests), or set aside any funds for any of the foregoing purposes, or shall have permitted any of its Subsidiaries to purchase or otherwise acquire for consideration any of the Equity Interests of such person outstanding (or any options or warrants issued by such person with respect to its Equity Interests). Without limiting the foregoing, “Dividends” with respect to any person shall also include all payments made or required to be made by such person with respect to any stock appreciation rights, plans, equity incentive or achievement plans or any similar plans or setting aside of any funds for the foregoing purposes.
          “Documentation Agent” shall have the meaning assigned to such term in the preamble hereto.
          “dollars” or “$” shall mean lawful money of the United States.
          “Dollar Equivalent” shall mean, as to any amount denominated in the Alternate Currency as of any date of determination, the amount of dollars that would be required to purchase the amount of the Alternate Currency based upon the spot selling rate at which the Administrative Agent offers to sell the Alternate Currency for dollars in the London foreign exchange market at approximately 11:00 a.m. London time on such date for delivery two (2) Business Days later.
          “Domestic Subsidiary” shall mean, as to any Person, any Subsidiary of such Person that is organized or existing under the laws of the United States, any state thereof or the District of Columbia.
          “Eligible Assignee” shall mean (a) if the assignment does not include assignment of a Revolving Commitment, (i) any Lender, (ii) an Affiliate of any Lender, (iii) an Approved Fund and (iv) any other person approved by the Administrative Agent (such approval not to be unreasonably withheld or delayed) and (b) if the assignment includes assignment of a Revolving Commitment, (i) any Revolving Lender and (ii) any other person approved by the Administrative Agent, the Issuing Bank, the Swingline Lender and Borrower (each such approval not to be unreasonably withheld or delayed); provided that (x) no approval of Borrower shall be required during the continuance of a Default or prior to the completion of the primary syndication of the Commitments and Loans (as determined by the Arranger) and (y) “Eligible Assignee” shall not include Borrower or any of its Affiliates or Subsidiaries or any natural person.
          “Embargoed Person” shall have the meaning assigned to such term in Section 6.21.

          “Endako Mine” shall mean that certain Mine and all Improvements and Real Property interests relating thereto (including any and all concentrators, mills, plants, processing, refinery, warehouse and storage facilities, dries, pump stations, water lines, administrative buildings, infirmaries, laboratories, garages, shops and access rights) located in British Columbia which upon consummation of the Merger will be 75% owned by Borrower and 25% owned by Sojitz Moly Resources, Inc., a corporation existing under the laws of the Province of British Columbia.
          “Environment” shall mean ambient air, indoor air, surface water and groundwater (including potable water, navigable water and wetlands), the land surface or subsurface strata, natural resources, or as “environment” is otherwise defined in any Environmental Law.
          “Environmental Claim” shall mean any claim, notice, demand, order, action, suit, proceeding or other communication alleging liability for or obligation with respect to any investigation, remediation, removal, cleanup, response, corrective action, damages to natural resources, personal injury, property damage, fines, penalties or other costs resulting from, related to or arising out of (i) the presence, Release or threatened Release in or into the Environment of Hazardous Material at any location or (ii) any violation or alleged violation of any Environmental Law or Environmental Permit, and shall include any claim seeking damages, contribution, indemnification, cost recovery, compensation or injunctive relief resulting from, related to or arising out of the presence, Release or threatened Release of Hazardous Material or alleged injury or threat of injury to health or safety pursuant to an Environmental Law or to the Environment.
          “Environmental Law” shall mean any and all present and future ratified treaties, laws, statutes, ordinances, regulations, rules, decrees, orders, judgments, consent orders, consent decrees, code or other legally binding requirements, any and all Environmental Permits and the common law, relating to pollution or, relating to protection of public health or safety (as such relate to exposure to Hazardous Materials) or to the Environment, the Release or threatened Release of Hazardous Material, mined land reclamation, the protection of natural resources or natural resource damages, or occupational safety or health, including without limitation:
     (a) Resource Conversation and Recovery Act, as amended (“RCRA”), 42 U.S.C. § 6901 et seq., the Comprehensive Environmental Response, Compensation, and Liability Act (“CERCLA”), 42 U.S.C. § 9601 et seq.; as amended by the Superfund Amendments and Reauthorization Act of 1986 (“SARA”), the Hazardous Materials Transportation Act, 49 U.S.C. § 1801 et seq., the Clean Water Act, 33 U.S.C. § 1251 et seq., the Clean Air Act, as amended, 42 U.S.C. § 7401 et seq., the Toxic Substances Control Act, 15 U.S.C. § 2601 et seq., the Safe Drinking Water Act, 42 U.S.C. § 300f et seq., the National Environmental Policy Act, 42 U.S.C. § 4321 et seq., the Endangered Species Act, as amended, 16 U.S.C. §§ 1531 et seq.; the Noise Control Act, 42 U.S.C. § 4901 et seq., and the Emergency Planning and Community Right-to-Know Act, 42 U.S.C. § 11001 et seq., the Occupational Safety and Health Act, 29 U.S.C. § 655 et seq.;
     (b) Idaho Environmental Protection and Health Act, I.C. §§ 39-101 et seq.; Water Quality, I.C. §§ 39-3601 et seq.; Hazardous Waste Management Act, I.C. §§ 39-4401 et seq.; Hazardous Substance Emergency Response Act, I.C. §§ 39-7101 et seq.; Idaho Land Remediation Act; I.C. §§ 39-7201 et seq; and the Idaho Abandoned Mine Cleanup Act, I.C, §47-1701 et seq.

          “Environmental Permit” shall mean any permit, license, bond or other financial assurance, approval, registration, notification, exemption, consent or other authorization required by or from a Governmental Authority under Environmental Law.
          “Equipment” shall have the meaning assigned to such term in the Security Agreement.
          “Equity Financing” shall mean the issuance of common equity (including common share purchase warrants) by Holdings on or prior to the Closing Date yielding net proceeds to Holdings of not less than $150.0 million on terms and conditions satisfactory to the Administrative Agent for application as consideration for the Merger; provided that such terms will not require any payments or other distributions of cash or property in respect thereof other than payments in kind, or any purchases, redemptions or other acquisitions thereof for cash or property other than payments in kind, in each case prior to the payment in full of all obligations under the Loan Documents, except as permitted by the Loan Documents.
          “Equity Interest” shall mean, with respect to any person, any share, interest, participation or other equivalent, including membership interest (however designated, whether voting or nonvoting), in the equity of such person, including, if such person is a partnership, partnership interest (whether general or limited) and any other interest or participation that confers on a person the right to receive a share of the profits or losses of, or distributions of property of, such partnership, whether outstanding on the date hereof or issued after the Closing Date, but excluding debt securities convertible or exchangeable into such equity.
          “Equity Issuance” shall mean, without duplication, (i) any issuance or sale by Holdings after the Closing Date of any Equity Interest in Holdings (including any Equity Interest issued upon exercise of any warrant or option) or any warrant or option to purchase any Equity Interest or (ii) any contribution to the capital of Holdings; provided, however, that an Equity Issuance shall not include (w) any issuance to the extent the proceeds thereof are used to refinance the Second Lien Credit Agreement, (x) any issuance as a result of the exercise by the underwriters after the Closing Date of the over-allotment option related to the Equity Financing, (y) any Preferred Stock Issuance or Debt Issuance or (z) any such sale or issuance by Holdings of its Equity Interests (including its Equity Interests issued upon exercise of any warrant or option or warrants or options to purchase its Equity Interests but excluding Disqualified Capital Stock), in each case, to directors, officers or employees of any Company.
          “ERISA” shall mean the Employee Retirement Income Security Act of 1974, as amended from time to time, and the regulations promulgated and rulings issued thereunder.
          “ERISA Affiliate” shall mean, with respect to any person, any trade or business (whether or not incorporated) that, together with such person, is treated as a single employer under Section 414 of the Code.
          “ERISA Event” shall mean (a) any “reportable event,” as defined in Section 4043 of ERISA or the regulations issued thereunder, with respect to a Plan (other than an event for which the 30-day notice period is waived by regulation); (b) with respect to a Pension Plan, the failure to satisfy the minimum funding standard of Section 412 of the Code or Section 302 of ERISA; (c) the failure to make by its due date a required installment under Section 412(m) of the Code (or Section 430(j) of the Code, as amended by the Pension Protection Act of 2006) with respect to any Plan or the failure to make any required contribution to a Multiemployer Plan; (d) the filing pursuant to Section 412(d) of the Code or Section 303(d) of ERISA of an application for a waiver of the minimum funding standard with respect to any

Plan; (e) the incurrence by any Company or any of its ERISA Affiliates of any liability under Title IV of ERISA with respect to the termination of any Plan; (f) the receipt by any Company or any of its ERISA Affiliates from the PBGC or a plan administrator of any notice relating to the intention to terminate any Plan or Plans or to appoint a trustee to administer any Plan, or the occurrence of any event or condition which could reasonably be expected to constitute grounds under ERISA for the termination of, or the appointment of a trustee to administer, any Plan; (g) the incurrence by any Company or any of its ERISA Affiliates of any liability with respect to the withdrawal from any Plan or Multiemployer Plan; (h) the receipt by any Company or its ERISA Affiliates of any notice, concerning the imposition of Withdrawal Liability or a determination that a Multiemployer Plan is, or is expected to be, insolvent or in reorganization, within the meaning of Title IV of ERISA; (i) the “substantial cessation of operations” within the meaning of Section 4062(e) of ERISA with respect to a Plan; (j) the making of any amendment to any Plan which could result in the imposition of a lien or the posting of a bond or other security; and (k) the occurrence of a nonexempt prohibited transaction (within the meaning of Section 4975 of the Code or Section 406 of ERISA) which could reasonably be expected to result in liability to any Company.
          “Eurodollar Borrowing” shall mean a Borrowing comprised of Eurodollar Loans.
          “Eurodollar Loan” shall mean any Eurodollar Revolving Loan or Eurodollar Term Loan.
          “Eurodollar Revolving Borrowing” shall mean a Borrowing comprised of Eurodollar Revolving Loans.
          “Eurodollar Revolving Loan” shall mean any Revolving Loan bearing interest at a rate determined by reference to the Adjusted LIBOR Rate in accordance with the provisions of Article II.
          “Eurodollar Term Borrowing” shall mean a Borrowing comprised of Eurodollar Term Loans.
          “Eurodollar Term Loan” shall mean any Term Loan bearing interest at a rate determined by reference to the Adjusted LIBOR Rate in accordance with the provisions of Article II.
          “Event of Default” shall have the meaning assigned to such term in Section 8.01.
          “Excess Amount” shall have the meaning assigned to such term in Section 2.10(h).
          “Excess Cash Flow” shall mean, for any Excess Cash Flow Period, Consolidated EBITDA for such Excess Cash Flow Period, minus,without duplication:
     (a) Debt Service for such Excess Cash Flow Period;
     (b) any voluntary prepayments of Term Loans and any permanent voluntary reductions to the Revolving Commitments to the extent that an equal amount of the Revolving Loans simultaneously is repaid, in each case so long as such amounts are not already reflected in Debt Service, during such Excess Cash Flow Period;
     (c) Capital Expenditures during such Excess Cash Flow Period (excluding Capital Expenditures made in such Excess Cash Flow Period where a certificate in the form contemplated by the following clause (d) was previously delivered) that are paid in cash;

     (d) Capital Expenditures that Borrower or any of its Subsidiaries shall, during such Excess Cash Flow Period, become obligated to make but that are not made during such Excess Cash Flow Period; provided that Borrower shall deliver a certificate to the Administrative Agent not later than 90 days after the end of such Excess Cash Flow Period, signed by a Responsible Officer of Borrower and certifying that such Capital Expenditures will be made in the following Excess Cash Flow Period;
     (e) the aggregate amount of investments made in cash during such period pursuant to Sections 6.04(e) and (i);
     (f) taxes of Borrower and its Subsidiaries that were paid in cash during such Excess Cash Flow Period or will be paid within six months after the end of such Excess Cash Flow Period and for which reserves have been established;
     (g) the absolute value of the difference, if negative, of the amount of Net Working Capital at the end of the prior Excess Cash Flow Period over the amount of Net Working Capital at the end of such Excess Cash Flow Period;
     (h) payments made by Borrower pursuant to Section 6.08(d), with each such annual payment, if any, being deemed to have been made on the last day of the calendar year with respect to which it is determined;
     (i) losses excluded from the calculation of Consolidated Net Income by operation of clause (c) or (h) of the definition thereof that are paid in cash during such Excess Cash Flow Period; and
     (j) to the extent added to determine Consolidated EBITDA, all items that did not result from a cash payment to Borrower or any of its Subsidiaries on a consolidated basis during such Excess Cash Flow Period;
provided that any amount deducted pursuant of any of the foregoing clauses that will be paid after the close of such Excess Cash Flow Period shall not be deducted again in a subsequent Excess Cash Flow Period; plus, without duplication:
     (i) the difference, if positive, of the amount of Net Working Capital at the end of the prior Excess Cash Flow Period over the amount of Net Working Capital at the end of such Excess Cash Flow Period;
     (ii) all proceeds received during such Excess Cash Flow Period of any Indebtedness to the extent used to finance any Capital Expenditure (other than Indebtedness under this Agreement to the extent there is no corresponding deduction to Excess Cash Flow above in respect of the use of such borrowings);
     (iii) to the extent any permitted Capital Expenditures referred to in clause (d) above do not occur in the Excess Cash Flow Period specified in the certificate of Borrower provided pursuant to clause (d) above, such amounts of Capital Expenditures that were not so made in the Excess Cash Flow Period specified in such certificates;
     (iv) any return on or in respect of investments received in cash during such period, which investments were made pursuant to Section 6.04(e) or (i);

     (v) income or gain excluded from the calculation of Consolidated Net Income by operation of clause (c) or (h) of the definition thereof that is realized in cash during such Excess Cash Flow Period (except to the extent such gain is subject to Section 2.10(c), (d), (e) or (f)); and
     (vi) to the extent subtracted in determining Consolidated EBITDA, all items that did not result from a cash payment by Borrower or any of its Subsidiaries on a consolidated basis during such Excess Cash Flow Period.
          “Excess Cash Flow Period” shall mean (i) the period taken as one accounting period from January 1, 2007 and ending on December 31, 2007 and (ii) each fiscal year of Borrower thereafter.
          “Exchange Act” shall mean the Securities Exchange Act of 1934, as amended.
          “Excluded Taxes” shall mean, with respect to the Administrative Agent, any Lender, the Issuing Bank or any other recipient of any payment to be made by or on account of any obligation of Borrower hereunder or under any of the other Loan Documents, (a) taxes imposed on or measured by its overall net income (however denominated), franchise taxes imposed on it (in lieu of net income taxes) and branch profits taxes imposed on it, by a jurisdiction (or any political subdivision thereof) as a result of the recipient being organized or having its principal office or, in the case of any Lender, its applicable lending office in such jurisdiction and (b) in the case of a Foreign Lender, any U.S. federal withholding tax that (i) is imposed on amounts payable to such Foreign Lender at the time such Foreign Lender becomes a party hereto (or designates a new lending office, originates a borrowing from a different lending office, or otherwise changes the lending office with respect to a Loan), except (x) to the extent that such Foreign Lender (or its assignor, if any) was entitled, at the time of designation or use of a new lending office (or assignment), to receive additional amounts from Borrower with respect to such withholding tax pursuant to Section 2.15(a) or (y) if such Foreign Lender is an assignee pursuant to a request by Borrower under Section 2.16; provided that this subclause (b)(i) shall not apply to any Tax imposed on a Lender in connection with an interest or participation in any Loan or other obligation that such Lender was required to acquire pursuant to Section 2.14(d), or (ii) is attributable to such Foreign Lender’s failure to comply with Section 2.15(e).
          “Executive Order” shall have the meaning assigned thereto in Section 3.22.
          “Existing Lien” shall have the meaning assigned thereto in Section 6.02(c).
          “Federal Funds Effective Rate” shall mean, for any day, the weighted average of the rates on overnight federal funds transactions with members of the Federal Reserve System of the United States arranged by federal funds brokers, as published on the next succeeding Business Day by the Federal Reserve Bank of New York, or, if such rate is not so published for any day that is a Business Day, the average of the quotations for the day for such transactions received by the Administrative Agent from three federal funds brokers of recognized standing selected by it.
          “Fees” shall mean the Commitment Fees, the Administrative Agent Fee, the LC Participation Fees and the Fronting Fees.
          “Final Maturity Date” shall mean the latest of the Revolving Maturity Date, the Term Loan Maturity Date and the Second Lien Maturity Date (as defined in the Second Lien Credit Agreement).

          “Financial Officer” of any person shall mean the chief financial officer, principal accounting officer, treasurer or controller of such person.
          “FIRREA” shall mean the Federal Institutions Reform, Recovery and Enforcement Act of 1989, as amended.
          “Foreign Lender” shall mean any Lender that is not, for United States federal income tax purposes, (i) an individual who is a citizen or resident of the United States, (ii) a corporation, partnership or other entity treated as a corporation or partnership created or organized in or under the laws of the United States, or any political subdivision thereof, (iii) an estate whose income is subject to U.S. federal income taxation regardless of its source or (iv) a trust if a court within the United States is able to exercise primary supervision over the administration of such trust and one or more United States persons have the authority to control all substantial decisions of such trust.
          “Foreign Plan” shall mean any employee benefit plan, program, policy, arrangement or agreement maintained or contributed to by any Company with respect to employees employed outside the United States.
          “Foreign Subsidiary” shall mean, as to any Person, a Subsidiary of such Person that is organized under the laws of a jurisdiction other than the United States or any state thereof or the District of Columbia.
          “Fronting Fee” shall have the meaning assigned to such term in Section 2.05(c).
          “Fund” shall mean any person that is (or will be) engaged in making, purchasing, holding or otherwise investing in commercial loans and similar extensions of credit in the ordinary course of its business.
          “GAAP” shall mean generally accepted accounting principles in Canada applied on a consistent basis.
          “Governmental Authority” shall mean the government of the United States, Canada or any other nation, or of any political subdivision thereof, whether state, provincial or local, and any agency, authority, instrumentality, regulatory body, court, central bank or other entity exercising executive, legislative, judicial, taxing, regulatory or administrative powers or functions of or pertaining to government (including any supra-national bodies such as the European Union or the European Central Bank).
          “Governmental Real Property Disclosure Requirements” shall mean any Requirement of Law of any Governmental Authority requiring notification of the buyer, lessee, mortgagee, assignee or other transferee of any Real Property, facility, establishment or business, or notification, registration or filing to or with any Governmental Authority, in connection with the sale, lease, mortgage, assignment or other transfer (including any transfer of control) of any Real Property, facility, establishment or business, of the actual or threatened presence or Release in or into the Environment, or the use, disposal or handling of Hazardous Material on, at, under or near the Real Property, facility, establishment or business to be sold, leased, mortgaged, assigned or transferred.
          “Guaranteed Obligations” shall have the meaning assigned to such term in Section 7.01.

          “Guarantees” shall mean the guarantees issued pursuant to Article VII by Holdings and the Subsidiary Guarantors.
          “Guarantors” shall mean Holdings and the Subsidiary Guarantors.
          “Hazardous Materials” shall mean the following: hazardous substances; hazardous wastes; polychlorinated biphenyls (“PCBs”) or any substance or compound containing PCBs; asbestos or any asbestos-containing materials in any form or condition; radon or any other radioactive materials; petroleum, crude oil or any fraction thereof; and any other pollutant or contaminant or chemicals, wastes, materials, compounds, constituents or substances, subject to regulation or which can give rise to liability under any Environmental Laws.
          “Hedging Agreement” shall mean any swap, cap, collar, forward purchase or similar agreements or arrangements dealing with interest rates, currency exchange rates or commodity prices, either generally or under specific contingencies.
          “Hedging Obligations” shall mean obligations under or with respect to Hedging Agreements.
          “Holdings” shall have the meaning assigned to such term in the preamble hereto.
          “Improvements” shall have the meaning assigned to such term in the applicable Mortgage.
          “Indebtedness” of any person shall mean, without duplication, (a) all obligations of such person for borrowed money or advances; (b) all obligations of such person evidenced by bonds, debentures, notes or similar instruments; (c) all obligations of such person upon which interest charges are customarily paid or accrued; (d) all obligations of such person under conditional sale or other title retention agreements relating to property purchased by such person; (e) all obligations of such person issued or assumed as the deferred purchase price of property or services (excluding trade accounts payable and accrued obligations incurred in the ordinary course of business on normal trade terms and not overdue by more than 90 days); (f) all Indebtedness of others secured by any Lien on property owned or acquired by such person, whether or not the obligations secured thereby have been assumed, but limited to the fair market value of such property; (g) all Capital Lease Obligations, Purchase Money Obligations and synthetic lease obligations of such person; (h) all Hedging Obligations to the extent required to be reflected on a balance sheet of such person; (i) all Attributable Indebtedness of such person; (j) all obligations of such person for the reimbursement of any obligor in respect of letters of credit, letters of guaranty, bankers’ acceptances and similar credit transactions; and (k) all Contingent Obligations of such person in respect of Indebtedness or obligations of others of the kinds referred to in clauses (a) through (j) above. The Indebtedness of any person shall include the Indebtedness of any other entity (including any partnership in which such person is a general partner) to the extent such person is liable therefor as a result of such person’s ownership interest in or other relationship with such entity, except (other than in the case of general partner liability) to the extent that terms of such Indebtedness expressly provide that such person is not liable therefor.
          “Indemnified Taxes” shall mean all Taxes other than Excluded Taxes.
          “Indemnitee” shall have the meaning assigned to such term in Section 10.03(b).

          “Indemnity Agreement” shall mean the Indemnity Agreement dated as of the Closing Date by Borrower and the Subsidiary Guarantors party thereto.
          “Information” shall have the meaning assigned to such term in Section 10.12.
          “Insurance Policies” shall mean the insurance policies and coverages required to be maintained by each Loan Party which is an owner of Mortgaged Property with respect to the applicable Mortgaged Property pursuant to Section 5.04 and all renewals and extensions thereof.
          “Insurance Requirements” shall mean, collectively, all provisions of the Insurance Policies, all requirements of the issuer of any of the Insurance Policies and all orders, rules, regulations and any other requirements of the National Board of Fire Underwriters (or any other body exercising similar functions) binding upon each Loan Party which is an owner of Mortgaged Property and applicable to the Mortgaged Property or any use or condition thereof.
          “Intellectual Property” shall have the meaning assigned to such term in Section 3.06(a).
          “Intercompany Note” shall mean a promissory note substantially in the form of Exhibit P.
          “Intercreditor Agreement” shall mean an intercreditor agreement substantially in the form of Exhibit R.
          “Interest Election Request” shall mean a request by Borrower to convert or continue a Revolving Borrowing or Term Borrowing in accordance with Section 2.08(b) substantially in the form of Exhibit E.
          “Interest Payment Date” shall mean (a) with respect to any ABR Loan (including Swingline Loans), the last Business Day of each March, June, September and December to occur during any period in which such Loan is outstanding, (b) with respect to any Eurodollar Loan, the last day of the Interest Period applicable to the Borrowing of which such Loan is a part and, in the case of a Eurodollar Loan with an Interest Period of more than three months’ duration, each day prior to the last day of such Interest Period that occurs at intervals of three months’ duration after the first day of such Interest Period, (c) with respect to any Revolving Loan or Swingline Loan, the Revolving Maturity Date or such earlier date on which the Revolving Commitments are terminated and (d) with respect to any Term Loan, the Term Loan Maturity Date.
          “Interest Period” shall mean, with respect to any Eurodollar Borrowing, the period commencing on the date of such Borrowing and ending on the numerically corresponding day in the calendar month that is one, two, three or six months (or, if each affected Lender so agrees, twelve months) thereafter, as Borrower may elect; provided that (a) if any Interest Period would end on a day other than a Business Day, such Interest Period shall be extended to the next succeeding Business Day unless such next succeeding Business Day would fall in the next calendar month, in which case such Interest Period shall end on the next preceding Business Day, and (b) any Interest Period that commences on the last Business Day of a calendar month (or on a day for which there is no numerically corresponding day in the last calendar month of such Interest Period) shall end on the last Business Day of the last calendar month of such Interest Period. For purposes hereof, the date of a Borrowing initially shall be the date on which such Borrowing is made and thereafter shall be the effective date of the most recent conversion or continuation of such Borrowing.

          “Investments” shall have the meaning assigned to such term in Section 6.04.
          “Issuing Bank” shall mean, as the context may require, (a) UBS AG, Stamford Branch, in its capacity as issuer of Letters of Credit issued by it; (b) any other Lender that may become an Issuing Bank pursuant to Sections 2.18(j) and (k) in its capacity as issuer of Letters of Credit issued by such Lender; or (c) collectively, all of the foregoing.
          “Joinder Agreement” shall mean a joinder agreement substantially in the form of Exhibit F.
          “Judgment Currency” shall have the meaning assigned to such term in Section 10.17(a).
          “Judgment Currency Conversion Date” shall have the meaning assigned to such term in Section 10.17(a).
          “Landlord Access Agreement” shall mean a Landlord Access Agreement, substantially in the form of Exhibit G, or such other form as may be reasonably acceptable to the Administrative Agent.
          “Langeloth Facility” shall mean that certain plant located at 10 Langeloth Plant Drive, Langeloth, Washington County, Pennsylvania operated by Borrower or the applicable Loan Party.
          “LC Commitment” shall mean the commitment of the Issuing Bank to issue Letters of Credit pursuant to Section 2.18. The amount of the LC Commitment shall initially be $15.0 million, but may in no event exceed the Revolving Commitment.
          “LC Disbursement” shall mean a payment or disbursement made by the Issuing Bank pursuant to a drawing under a Letter of Credit.
          “LC Exposure” shall mean at any time the sum of (a) the aggregate undrawn amount of all outstanding Letters of Credit at such time plus (b) the aggregate principal amount of all Reimbursement Obligations outstanding at such time. The LC Exposure of any Revolving Lender at any time shall mean its Pro Rata Percentage of the aggregate LC Exposure at such time.
          “LC Participation Fee” shall have the meaning assigned to such term in Section 2.05(c).
          “LC Request” shall mean a request by Borrower in accordance with the terms of Section 2.18(b) and substantially in the form of Exhibit H, or such other form as shall be approved by the Administrative Agent.
          “Leases” shall mean any and all leases, subleases, tenancies, options, concession agreements, rental agreements, occupancy agreements, franchise agreements, access agreements and any other agreements (including all amendments, extensions, replacements, renewals, modifications and/or guarantees thereof), whether or not of record and whether now in existence or hereafter entered into, affecting the use or occupancy of all or any portion of any Real Property.
          “Lender Addendum” shall mean with respect to any Lender on the Closing Date, a lender addendum in the form of Exhibit I, to be executed and delivered by such Lender on the Closing Date as provided in Section 10.15.

          “Lenders” shall mean (a) the financial institutions that have become a party hereto pursuant to a Lender Addendum and (b) any financial institution that has become a party hereto pursuant to an Assignment and Assumption, other than, in each case, any such financial institution that has ceased to be a party hereto pursuant to an Assignment and Assumption. Unless the context clearly indicates otherwise, the term “Lenders” shall include the Swingline Lender.
          “Letter of Credit” shall mean any (i) Standby Letter of Credit and (ii) Commercial Letter of Credit, in each case, issued or to be issued by an Issuing Bank for the account of Borrower pursuant to Section 2.18.
          “Letter of Credit Expiration Date” shall mean the date which is fifteen days prior to the Revolving Maturity Date.
          “LIBOR Rate” shall mean, with respect to any Eurodollar Borrowing for any Interest Period, the rate per annum determined by the Administrative Agent to be the arithmetic mean of the offered rates for deposits in dollars with a term comparable to such Interest Period that appears on the Telerate British Bankers Assoc. Interest Settlement Rates Page (as defined below) at approximately 11:00 a.m., London, England time, on the second full Business Day preceding the first day of such Interest Period; provided, however, that (i) if no comparable term for an Interest Period is available, the LIBOR Rate shall be determined using the weighted average of the offered rates for the two terms most nearly corresponding to such Interest Period and (ii) if there shall at any time no longer exist a Telerate British Bankers Assoc. Interest Settlement Rates Page, “LIBOR Rate” shall mean, with respect to each day during each Interest Period pertaining to Eurodollar Borrowings comprising part of the same Borrowing, the rate per annum equal to the rate at which the Administrative Agent is offered deposits in dollars at approximately 11:00 a.m., London, England time, two Business Days prior to the first day of such Interest Period in the London interbank market for delivery on the first day of such Interest Period for the number of days comprised therein and in an amount comparable to its portion of the amount of such Eurodollar Borrowing to be outstanding during such Interest Period. “Telerate British Bankers Assoc. Interest Settlement Rates Page” shall mean the display designated as Page 3750 on the Telerate System Incorporated Service (or such other page as may replace such page on such service for the purpose of displaying the rates at which dollar deposits are offered by leading banks in the London interbank deposit market).
          “Lien” shall mean, with respect to any property, (a) any mortgage, deed of trust, lien, pledge, encumbrance, claim, charge, assignment, hypothecation, security interest or encumbrance of any kind or any arrangement to provide priority or preference or any filing of any financing statement under the UCC or any other similar notice of lien under any similar notice or recording statute of any Governmental Authority, including any easement, right-of-way or other encumbrance on title to Real Property, in each of the foregoing cases whether voluntary or imposed by law, and any agreement to give any of the foregoing; (b) the interest of a vendor or a lessor under any conditional sale agreement, capital lease or title retention agreement (or any financing lease having substantially the same economic effect as any of the foregoing) relating to such property; and (c) in the case of securities, any purchase option, call or similar right of a third party with respect to such securities.
          “Loan Documents” shall mean this Agreement, the Letters of Credit, the Intercreditor Agreement, the Notes (if any), the Indemnity Agreement and the Security Documents and, solely for purposes of paragraph (e) of Section 8.01, the confidential Fee Letter, dated September 1, 2006, among Holdings, Borrower, UBS Loan Finance LLC and UBS Securities LLC.
          “Loan Parties” shall mean Holdings, Borrower and the Subsidiary Guarantors.

          “Loans” shall mean, as the context may require, a Revolving Loan, a Term Loan or a Swingline Loan.
          “Margin Stock” shall have the meaning assigned to such term in Regulation U.
          “Material Adverse Effect” shall mean (a) a material adverse effect on the business, property, results of operations or condition, financial or otherwise, or material agreements of Holdings and its Subsidiaries, taken as a whole; (b) material impairment of the ability of any of the Loan Parties to fully and timely perform any of its obligations under any Loan Document; (c) material impairment of the rights of or benefits or remedies available to the Lenders or the Collateral Agent under any Loan Document; or (d) a material adverse effect on the Collateral or the Liens in favor of the Collateral Agent (for its benefit and for the benefit of the other Secured Parties) on the Collateral or the priority of such Liens.
          “Material Indebtedness” shall mean (a) Indebtedness under the Second Lien Loan Documents and (b) any other Indebtedness (other than the Loans and Letters of Credit) or Hedging Obligations of Holdings or any of its Subsidiaries in an aggregate outstanding principal amount exceeding $10.0 million. For purposes of determining Material Indebtedness, the “principal amount” in respect of any Hedging Obligations of any Loan Party at any time shall be the maximum aggregate amount (giving effect to any netting agreements) that such Loan Party would be required to pay if the related Hedging Agreement were terminated at such time.
          “Material Subsidiary Guarantors” means (i) each of Langeloth Metallurgical Company LLC and Cyprus Thompson Creek Mining Company and any respective successor thereof and (ii) any Subsidiary which meets any of the following conditions: (a) Holdings’, Borrower’s and the other Subsidiaries’ investments in and advances to such Subsidiary exceed 30% of the consolidated total assets of Holdings and the Subsidiaries as of the end of the most recently completed fiscal year, (b) the consolidated assets of such Subsidiary exceed 30% of the consolidated total assets of Holdings and the Subsidiaries as of the end of the most recently completed fiscal year or (c) the consolidated pre-tax income from continuing operations of such Subsidiary for the most recently ended period of four consecutive fiscal quarters exceeds 30% of the consolidated pre-tax income from continuing operations of Holdings and the Subsidiaries for such period.
          “Maximum Rate” shall have the meaning assigned to such term in Section 10.14.
          “Merger” shall have the meaning assigned to such term in the second recital hereto.
          “Mine” shall mean any excavation or opening into the earth now or hereafter made from which minerals are or can be extracted on or from any of the Real Properties in which any Loan Party holds an ownership, leasehold or other interest.
          “Mining Laws” shall mean any and all applicable federal, state, provincial, local and foreign statutes, laws, regulations, guidance, ordinances, rules, judgments, orders, decrees, permits, concessions, grants, franchises, licenses, agreements or other governmental restrictions or common law causes of action relating to mining operations and activities. Mining Laws shall include, but not be limited to, the Mine Safety and Health Act, as amended, 30 U.S.C. §§ 801 et seq., as amended by the Mine Improvement and Emergency Response Act of 2006; the General Mining Law, 30 U.S.C. §§21, et seq. (United States); the Federal Land Policy and Management Act of 1976, as amended, 43 U.S.C. §§ 1701 et seq.; the Forest and Rangeland Renewable Resources Planning Act of 1974, 16 U.S.C. §§ 58(h), 1600-1614, as amended by the National Forest Management Act of 1976, 16 U.S.C. §§ (scattered sections); the

Idaho Surface Mining Act, I.C. §§ 47-1501 et seq.; Rights of Way and Easements for Development of Mines, I.C. §§ 47-901 et seq.; the National Historic Preservation Act, as amended, 16 U.S.C. §§ 470 et seq.; Laws governing Construction, Maintenance and Operation of Dams and Mine Tailings Impoundment Structures, I.C. §§ 42-1709 et seq.; Alteration of Channels of Streams, I.C. §§ 42-3801 et seq.; the Mines Act (British Columbia, Canada), the Mineral Tenure Act (British Columbia, Canada) and the Workers Compensation Act (British Columbia, Canada), each as amended, and their state, provincial and local counterparts or equivalents and all Mining Permits.
          “Mining Permits” shall mean any and all permits, licenses, registrations, bonds or other financial assurance, notifications, exemptions and any other authorization required under any applicable Mining Law or otherwise necessary to recover minerals from any Mine being operated by Holdings, Borrower or any Subsidiary.
          “Mining Proceeding” shall mean any claim, order, action, notice, suit, demand, proceeding or other communication alleging liability under or any violation of any Mining Law or Mining Permit.
          “Mining Tenure” shall mean a lease, license, claim (whether patented or unpatented) or other use agreement which provides Holdings, Borrower or any Subsidiary the real property rights, other interests in land, including mining and surface rights, easements, and rights of way and options (i) currently operated by Holdings, Borrower or any Subsidiary or (ii) part of any of Holdings’, Borrower’s or any Subsidiary’s mine plans. Leases which provide Holdings, Borrower or any Subsidiary the right to construct and operate a preparation plant and related facilities on the surface of the Real Property containing such reserves shall also be deemed a Mining Tenure.
          “Mortgage” shall mean an agreement, including, but not limited to, a mortgage, deed of trust or any other document, creating and evidencing a Lien on a Mortgaged Property, which shall be substantially in the form of Exhibit J-1 or J-2, as applicable, or, subject to the terms of the Intercreditor Agreement, other form reasonably satisfactory to the Collateral Agent, in each case, with such schedules and including such provisions as shall be necessary to conform such document to applicable local or foreign law or as shall be customary under applicable local or foreign law.
          “Mortgaged Property” shall mean (a) each Real Property identified as a Mortgaged Property on Schedule 8(a) to the Perfection Certificate dated the Closing Date (including, without limitation, all Covered Property) and/or encumbered by a Mortgage on the Closing Date and (b) each Real Property, if any, which shall be subject to a Mortgage delivered after the Closing Date pursuant to Section 5.11(c).
          “Multiemployer Plan” shall mean a multiemployer plan within the meaning of Section 4001(a)(3) or Section 3(37) of ERISA (a) to which any Company or any ERISA Affiliate is then making or accruing an obligation to make contributions; or (b) to which any Company or any ERISA Affiliate has within the preceding five plan years made contributions.
          “Net Cash Proceeds” shall mean:
     (a) with respect to any Asset Sale (other than any issuance or sale of Equity Interests), the cash proceeds received by Holdings or any of its Subsidiaries (including cash proceeds subsequently received (as and when received by Holdings or any of its Subsidiaries) in respect of non-cash consideration initially received) net of (i) selling expenses (including reasonable brokers’ fees or commissions, legal, accounting and other professional and transactional fees, transfer and similar taxes and Borrower’s good faith estimate of income taxes paid or payable in connection with such sale); (ii) amounts provided as a reserve, in accordance with GAAP, against (x) any liabilities under any indemnification obligations associated with such Asset Sale or (y) any other liabilities retained by Holdings or any of its Subsidiaries associated with the properties sold in such Asset Sale (provided that, to the extent and at the time any such amounts are released from such reserve, such amounts shall constitute Net Cash Proceeds); (iii) Borrower’s good faith estimate of payments required to be made with respect to unassumed liabilities relating to the properties sold within 90 days of such Asset Sale (provided that, to the extent such cash proceeds are not used to make payments in respect of such unassumed liabilities within 90 days of such Asset Sale, such cash proceeds shall constitute Net Cash Proceeds); and (iv) the principal amount, premium or penalty, if any, interest and other amounts on any Indebtedness for borrowed money which is secured by a Lien on the properties sold in such Asset Sale (so long as such Lien was permitted to encumber such properties under the Loan Documents at the time of such sale) and which is repaid with such proceeds (other than any such Indebtedness assumed by the purchaser of such properties);
     (b) (i) with respect to any Equity Issuance, the cash proceeds thereof, net of (A) customary fees, commissions, costs, taxes and other expenses incurred in connection therewith, (B) up to $3.0 million per year of general and administrative expenses of Holdings, and (C) to the extent that Holdings shall have delivered an Officer’s Certificate to the Administrative Agent on or prior to the date of the application of such amounts in accordance with Section 2.10(e) stating that such amounts are intended to be applied within one year of receipt thereof to costs associated with development of the Davidson Project in a manner consistent with the description of such development contained in the Annual Filing of Holdings for the fiscal year ended December 31, 2005 or, if applicable, to satisfy obligations of Holdings to make contingent payments under and in accordance with Section 2.03 of the Acquisition Agreement (as in effect on September 1, 2006) and in accordance with Section 6.08(d); provided that, with respect to proceeds intended to be applied to the development of the Davidson Project, if on or prior to the second anniversary of the receipt of such proceeds Holdings shall have delivered an Officer’s Certificate to the Administrative Agent stating in good faith that either (i) the Davidson Subsidiary has entered into a definitive contract with a third party regarding the reinvestment of such Net Cash Proceeds within the next year in the development of the Davidson Project in a manner consistent with the description of such development contained in the Annual Filing of Holdings for the fiscal year ended December 31, 2005 or (ii) the Davidson Subsidiary intends to invest such Net Cash Proceeds within the next year in the development of the Davidson Project in a manner consistent with the description of such development contained in the Annual Filing of Holdings for the fiscal year ended December 31, 2005 (and attaching a budget demonstrating such intention in reasonable detail), then such period shall be extended by one year from such delivery (but in no event past the third anniversary of the receipt of such proceeds); and (ii) with respect to any Debt Issuance or any issuance or sale of Equity Interests by Holdings or any of its Subsidiaries other than an Equity Issuance, the cash proceeds thereof, net of customary fees, commissions, costs, taxes and other expenses incurred in connection therewith; and
     (c) with respect to any Casualty Event, the cash insurance proceeds, condemnation awards and other compensation received in respect thereof, net of all reasonable costs and expenses incurred in connection with the collection of such proceeds, awards or other compensation in respect of such Casualty Event.

          If all or any portion of the proceeds from any Equity Issuance described in clause (b)(i)(C) above is not so applied within such one-year period (as such period may be extended as provided above), then such unused portion shall constitute Net Cash Proceeds and shall be applied in accordance with Section 2.10(e).
          “Net Working Capital” shall mean, at any time, Consolidated Current Assets at such time minus Consolidated Current Liabilities at such time.
          “Notes” shall mean any notes evidencing the Term Loans, Revolving Loans or Swingline Loans issued pursuant to this Agreement, if any, substantially in the form of Exhibit K-l, K-2 or K-3.
          “Obligations” shall mean (a) obligations of Borrower and the other Loan Parties from time to time arising under or in respect of the due and punctual payment of (i) the principal of and premium, if any, and interest (including interest accruing during the pendency of any bankruptcy, insolvency, receivership or other similar proceeding, regardless of whether allowed or allowable in such proceeding) on the Loans, when and as due, whether at maturity, by acceleration, upon one or more dates set for prepayment or otherwise, (ii) each payment required to be made by Borrower and the other Loan Parties under this Agreement in respect of any Letter of Credit, when and as due, including payments in respect of Reimbursement Obligations, interest thereon and obligations to provide cash collateral and (iii) all other monetary obligations, including fees, costs, expenses and indemnities, whether primary, secondary, direct, contingent, fixed or otherwise (including monetary obligations incurred during the pendency of any bankruptcy, insolvency, receivership or other similar proceeding, regardless of whether allowed or allowable in such proceeding), of Borrower and the other Loan Parties under this Agreement and the other Loan Documents, and (b) the due and punctual performance of all covenants, agreements, obligations and liabilities of Borrower and the other Loan Parties under or pursuant to this Agreement and the other Loan Documents.
          “OFAC” shall have the meaning assigned to such term in Section 3.22.
          “Officer’s Certificate” shall mean a certificate executed by the chairman of the Board of Directors (if an officer), the chief executive officer, the president, any vice president (or any person with an equivalent title) or any Financial Officer, each in his or her official (and not individual) capacity.
          “Organizational Documents” shall mean, with respect to any person, (i) in the case of any corporation, the certificate of incorporation and by-laws (or similar documents) of such person, (ii) in the case of any limited liability company, the certificate of formation and operating agreement (or similar documents) of such person, (iii) in the case of any limited partnership, the certificate of formation and limited partnership agreement (or similar documents) of such person, (iv) in the case of any general partnership, the partnership agreement (or similar document) of such person and (v) in any other case, the functional equivalent of the foregoing.
          “Other Taxes” shall mean all present or future stamp or documentary taxes or any other excise or property taxes, charges or similar levies arising from any payment made hereunder or under any other Loan Document or from the execution, delivery or enforcement of, or otherwise with respect to, this Agreement or any other Loan Document.
          “Participant” shall have the meaning assigned to such term in Section 10.04(d).
          “PBGC” shall mean the Pension Benefit Guaranty Corporation (or any successor).

          “Perfection Certificate” shall mean a certificate in the form of Exhibit L-l or any other form approved by the Collateral Agent and Borrower, as the same shall be supplemented from time to time by a Perfection Certificate Supplement or otherwise.
          “Perfection Certificate Supplement” shall mean a certificate to supplement the Perfection Certificate in the form of Exhibit L-2 or any other form approved by the Collateral Agent and Borrower.
          “Permitted Acquisition” shall mean any transaction or series of related transactions for the direct or indirect (a) acquisition of all or substantially all of the property of any person, or of any business or division of any person; (b) acquisition of in excess of 50% of the Equity Interests of any person, who is or becomes a Loan Party after giving effect thereto; or (c) merger or consolidation or any other combination with any person, if each of the following conditions is met:
     (i) no Default then exists or would result therefrom;
     (ii) after giving effect to such transaction on a Pro Forma Basis, (A) Holdings and Borrower shall be in compliance with all covenants set forth in Sections 6.10 (a), (b), (c) and (d) as of the most recent Test Period (assuming (x) for purposes of Section 6.10. that such transaction, and all other Permitted Acquisitions consummated since the first day of the relevant Test Period for each of the financial covenants set forth in Section 6.10 ending on or prior to the date of such transaction, had occurred on the first day of such relevant Test Period and (y) if such transaction is to be consummated prior to the last day of the first Test Period for which the covenants in Sections 6.10 (a), (b), (c) and (d) are required to be satisfied, the levels required for such first Test Period shall be deemed to apply in determining compliance with such covenants for purposes of this clause (A)), and (B) unless expressly approved by the Administrative Agent, the person or business to be acquired shall have generated positive cash flow for the Test Period most recently ended prior to the date of consummation of such acquisition;
     (iii) no Company shall, in connection with any such transaction, assume or remain liable with respect to any Indebtedness or other liability (including any material tax or ERISA liability) of the related seller or the business, person or properties acquired, except (A) to the extent permitted under Section 6.01 and (B) obligations not constituting Indebtedness incurred in the ordinary course of business and necessary or desirable to the continued operation of the underlying properties, and any other such liabilities or obligations not permitted to be assumed or otherwise supported by any Company hereunder shall be paid in full or released as to the business, persons or properties being so acquired on or before the consummation of such acquisition;
     (iv) the person or business to be acquired shall be, or shall be engaged in, a business of the type that Holdings and the Subsidiaries are permitted to be engaged in under Section 6.15 and the property acquired in connection with any such transaction shall be made subject to the Lien of the Security Documents and shall be free and clear of any Liens, other than Permitted Collateral Liens;
     (v) the Board of Directors of the person to be acquired shall not have indicated publicly its opposition to the consummation of such acquisition (which opposition has not been publicly withdrawn);

     (vi) all transactions in connection therewith shall be consummated in accordance with all applicable Requirements of Law;
     (vii) with respect to any transaction involving Acquisition Consideration of more than $10.0 million, unless the Administrative Agent shall otherwise agree, Borrower shall have provided the Administrative Agent and the Lenders with (A) historical financial statements for the last three fiscal years (or, if less, the number of years since formation) of the person or business to be acquired (audited if available without undue cost or delay) and unaudited financial statements thereof for the most recent interim period which are available, (B) reasonably detailed projections for the succeeding five years pertaining to the person or business to be acquired and updated projections for Borrower after giving effect to such transaction, (C) a reasonably detailed description of all material information relating thereto and copies of all material documentation pertaining to such transaction (provided that the Administrative Agent has executed a customary nondisclosure agreement), and (D) all such other information and data relating to such transaction or the person or business to be acquired as may be reasonably requested by the Administrative Agent or the Required Lenders;
     (viii) at least 10 Business Days prior to the proposed date of consummation of the transaction, Borrower shall have delivered to the Agents and the Lenders an Officer’s Certificate certifying that (A) such transaction complies with this definition (which shall have attached thereto reasonably detailed backup data and calculations showing such compliance), and (B) such transaction could not reasonably be expected to result in a Material Adverse Effect; and
     (ix) the Acquisition Consideration for such acquisition shall not exceed $10.0 million, and the aggregate amount of the Acquisition Consideration for all Permitted Acquisitions since the Closing Date shall not exceed $50.0 million; provided that any Equity Interests constituting all or a portion of such Acquisition Consideration shall not have a cash dividend requirement on or prior to the Final Maturity Date.
          “Permitted Collateral Liens” shall mean (a) in the case of Collateral other than Mortgaged Property, the Permitted Liens and (b) in the case of Mortgaged Property, “Permitted Collateral Liens” shall mean the Liens described in clauses (a), (b), (d), (e), (g) and (1) of Section 6.02; provided, however, on the Closing Date or upon the date of delivery of each additional Mortgage under Section 5.11 or 5.12, Permitted Collateral Liens shall mean only those Liens set forth in Schedule B to the applicable Mortgage which shall, in the case of Real Property located in the United States, set forth the liens disclosed in the Title Policy issued in connection with such Mortgage and, in the case of Real Property located in Canada, set forth the liens disclosed in the Title Opinions delivered relating to such Real Property.
          “Permitted Liens” shall have the meaning assigned thereto in Section 6.02.
          “person” shall mean any natural person, corporation, limited liability company, trust, joint venture, association, company, partnership, Governmental Authority or other entity.
          “Plan” shall mean any employee pension benefit plan (other than a Multiemployer Plan) subject to the provisions of Title IV of ERISA or Section 412 of the Code or Section 302 of ERISA which is maintained or contributed to by any Company or its ERISA Affiliate or with respect to which any Company could incur liability (including under Section 4069 of ERISA).

          “Platform” shall have the meaning assigned thereto in Section 10.1(d).
          “Preferred Stock” shall mean, with respect to any person, any and all preferred or preference Equity Interests (however designated) of such person whether now outstanding or issued after the Closing Date.
          “Preferred Stock Issuance” shall mean the issuance or sale by Holdings or any of its Subsidiaries of any Preferred Stock after the Closing Date (other than as permitted by Section 6.01).
          “Premises” shall have the meaning assigned thereto in the applicable Mortgage.
          “Pro Forma Basis” shall mean on a basis in accordance with GAAP and otherwise reasonably satisfactory to the Administrative Agent.
          “Pro Rata Percentage” of any Revolving Lender at any time shall mean the percentage of the total Revolving Commitments of all Revolving Lenders represented by such Lender’s Revolving Commitment.
          “property” shall mean any right, title or interest in or to property or assets of any kind whatsoever, whether real, personal or mixed and whether tangible or intangible and including Equity Interests or other ownership interests of any person and whether now in existence or owned or hereafter entered into or acquired, including all Real Property.
          “Property Material Adverse Effect” shall have the meaning assigned thereto in the Mortgage.
          “Purchase Money Obligation” shall mean, for any person, the obligations of such person in respect of Indebtedness (including Capital Lease Obligations) incurred for the purpose of financing all or any part of the purchase price of any property (including Equity Interests of any person) or the cost of installation, construction or improvement of any property and any refinancing thereof; provided, however, that (i) such Indebtedness is incurred within one year after such acquisition, installation, construction or improvement of such property by such person and (ii) the amount of such Indebtedness does not exceed 100% of the cost of such acquisition, installation, construction or improvement, as the case may be.
          “Qualified Capital Stock” of any person shall mean any Equity Interests of such person that are not Disqualified Capital Stock.
          “Real Property” shall mean, collectively, all right, title and interest (including any leasehold, mineral interests, reserves, land positions, and any other estate) in and to any and all parcels of or interests in real property owned, leased or operated by any person, whether by lease, license or other means, together with, in each case, all easements, hereditaments and appurtenances relating thereto, all improvements and appurtenant fixtures and equipment, all general intangibles contract rights, as extracted collateral and other property and rights incidental to the ownership, lease or operation thereof.
          “Register” shall have the meaning assigned to such term in Section 10.04(c).
          “Regulation D” shall mean Regulation D of the Board as from time to time in effect and all official rulings and interpretations thereunder or thereof.

          “Regulation T” shall mean Regulation T of the Board as from time to time in effect and all official rulings and interpretations thereunder or thereof.
          “Regulation U” shall mean Regulation U of the Board as from time to time in effect and all official rulings and interpretations thereunder or thereof.
          “Regulation X” shall mean Regulation X of the Board as from time to time in effect and all official rulings and interpretations thereunder or thereof.
          “Reimbursement Obligations” shall mean Borrower’s obligations under Section 2.18(e) to reimburse LC Disbursements.
          “Related Parties” shall mean, with respect to any person, such person’s Affiliates and the partners, directors, officers, employees, agents and advisors of such person and of such person’s Affiliates.
          “Release” shall mean any spilling, leaking, seepage, pumping, pouring, emitting, emptying, discharging, injecting, escaping, leaching, dumping, disposing, depositing, dispersing, emanating or migrating of any Hazardous Material in, into, onto or through the Environment.
          “Relevant Currency Equivalent” shall mean the Dollar Equivalent or the Alternate Currency Equivalent, as applicable.
          “Required Class Lenders” shall mean (i) with respect to Term Loans, Lenders having more than 50% of all Term Loans outstanding and (ii) with respect to Revolving Loans, Required Revolving Lenders.
          “Required Lenders” shall mean Lenders having more than 50% of the sum of all Loans outstanding, LC Exposure and unused Revolving and Term Loan Commitments.
          “Required Revolving Lenders” shall mean Lenders having more than 50% of all Revolving Commitments or, after the Revolving Commitments have terminated, more than 50% of all Revolving Exposure.
          “Requirements of Law” shall mean, collectively, any and all requirements of any Governmental Authority including any and all laws, judgments, orders, decrees, ordinances, rules, regulations, statutes or case law, including, without limitation, any and all Mining Laws.
          “Response” shall mean (a) “response” as such term is defined in CERCLA, 42 U.S.C. § 9601(24), and (b) all other actions required by any Governmental Authority or voluntarily undertaken to (i) clean up, remove, treat, abate or in any other way address any Hazardous Material in the Environment; (ii) prevent the Release or threat of Release, or minimize the further Release, of any Hazardous Material; or (iii) perform studies and investigations in connection with, or as a precondition to, or to determine the necessity of the activities described in, clause (i) or (ii) above.
          “Responsible Officer” of any person shall mean any executive officer or Financial Officer of such person and any other officer or similar official thereof with responsibility for the administration of the obligations of such person in respect of this Agreement.

          “Revolving Availability Period” shall mean the period from and including the Closing Date to but excluding the earlier of (i) the Business Day preceding the Revolving Maturity Date and (ii) the date of termination of the Revolving Commitments.
          “Revolving Borrowing” shall mean a Borrowing comprised of Revolving Loans.
          “Revolving Commitment” shall mean, with respect to each Lender, the commitment, if any, of such Lender to make Revolving Loans hereunder up to the amount set forth on Schedule 1 to the Lender Addendum executed and delivered by such Lender, or in the Assignment and Assumption pursuant to which such Lender assumed its Revolving Commitment, as applicable, as the same may be (a) reduced from time to time pursuant to Section 2.07 and (b) reduced or increased from time to time pursuant to assignments by or to such Lender pursuant to Section 10.04. The aggregate amount of the Lenders’ Revolving Commitments on the Closing Date is $25.0 million.
          “Revolving Exposure” shall mean, with respect to any Lender at any time, the aggregate principal amount at such time of all outstanding Revolving Loans of such Lender, plus the aggregate amount at such time of such Lender’s LC Exposure, plus the aggregate amount at such time of such Lender’s Swingline Exposure.
          “Revolving Lender” shall mean a Lender with a Revolving Commitment.
          “Revolving Loan” shall mean a Loan made by the Lenders to Borrower pursuant to Section 2.01(b). Each Revolving Loan shall either be an ABR Revolving Loan or a Eurodollar Revolving Loan.
          “Revolving Maturity Date” shall mean the date which is five years after the Closing Date or, if such date is not a Business Day, the first Business Day thereafter.
          “Sale and Leaseback Transaction” has the meaning assigned to such term in Section 6.03.
          “Second Lien Administrative Agent” shall mean UBS AG, Stamford Branch, in its capacity as administrative agent under the Second Lien Credit Agreement, and its successors and assigns.
          “Second Lien Collateral Agent” shall mean UBS AG, Stamford Branch, in its capacity as collateral agent under the Second Lien Credit Agreement, and its successors and assigns.
          “Second Lien Credit Agreement” shall mean (i) that certain credit agreement dated as of the date hereof among Borrower, Holdings, the subsidiary guarantors party thereto from time to time, the lenders party thereto from time to time, UBS Securities LLC, as lead arranger, as documentation agent and as syndication agent, and UBS AG, Stamford Branch, as administrative agent and as collateral agent for the Second Lien Secured Parties, as amended, restated, supplemented or modified from time to time to the extent permitted by this Agreement and the Intercreditor Agreement and (ii) any other credit agreement, loan agreement, note agreement, promissory note, indenture or other agreement or instrument evidencing or governing the terms of any indebtedness or other financial accommodation that has been incurred to extend (subject to the limitations set forth herein and in the Intercreditor Agreement) or refinance in whole or in part the indebtedness and other obligations outstanding under the (x) credit agreement referred to in clause (i) or (y) any subsequent Second Lien Credit Agreement, unless such agreement or instrument expressly provides that it is not intended to be and is not a Second Lien Credit Agreement hereunder. Any reference to the Second Lien Credit Agreement hereunder shall be deemed a reference to any Second Lien Credit Agreement then in existence.
          “Second Lien Loan Documents” shall mean the Second Lien Credit Agreement and the other Loan Documents as defined in the Second Lien Credit Agreement, including each mortgage and other security documents, guaranties and the notes issued thereunder.
          “Second Lien Loans” shall mean the senior secured second lien term loan facility under the Second Lien Credit Agreement.
          “Second Lien Secured Parties” shall mean the Second Lien Administrative Agent, the Second Lien Collateral Agent and each Person that is a lender under the Second Lien Credit Agreement.
          “Second Lien Security Documents” shall have the meaning assigned to the term “Security Documents” in the Second Lien Credit Agreement.
          “Secured Obligations” shall mean (a) the Obligations, (b) the due and punctual payment and performance of all obligations of Borrower and the other Loan Parties under each Hedging Agreement entered into with any counterparty that is a Secured Party and (c) the due and punctual payment and performance of all obligations of Borrower and the other Loan Parties (including overdrafts and related liabilities) under each Treasury Services Agreement entered into with any counterparty that is a Secured Party.
          “Secured Parties” shall mean, collectively, the Administrative Agent, the Collateral Agent, each other Agent, the Lenders and each counterparty to a Hedging Agreement or Treasury Services Agreement if at the date of entering into such Hedging Agreement or Treasury Services Agreement such person was a Lender or an Affiliate of a Lender and such person, if it is not already a Lender, executes and delivers to the Administrative Agent a letter agreement in form and substance acceptable to the Administrative Agent pursuant to which such person (i) appoints the Collateral Agent as its agent under the applicable Loan Documents and (ii) agrees to be bound by the provisions of Sections 10.03 and 10.09 as if it were a Lender.
          “Securities Act” shall mean the Securities Act of 1933.
          “Securities Collateral” shall have the meaning assigned to such term in the Security Agreement.
          “Security Agreement” shall mean collectively and individually, the U.S. Security Agreement in the form of Exhibit M-l among Borrower, its Domestic Subsidiaries and the Collateral Agent for the benefit of the Secured Parties and the Canadian Security Agreement in the form of M-2 among Holdings, Blue Pearl Mining Inc. and the Collateral Agent for the benefit of the Secured Parties.
          “Security Agreement Collateral” shall mean all property pledged or granted as collateral pursuant to the Security Agreement (a) on the Closing Date or (b) thereafter pursuant to Section 5.11.
          “Security Documents” shall mean the Security Agreement, the Mortgages and each other security document or pledge agreement delivered in accordance with applicable local or foreign law to grant a valid, perfected (to the extent required thereby) security interest in favor of the Collateral Agent for the benefit of the Secured Parties in property as collateral for the Secured Obligations, and all UCC or other financing statements or instruments of perfection required by this Agreement, the Security Agreement, any Mortgage or any other such security document or pledge agreement to be filed with respect to the security interests in property and fixtures created pursuant to the Security Agreement or any Mortgage and any other document or instrument utilized to pledge or grant or purport to pledge or grant a security interest or lien in favor of the Collateral Agent for the benefit of the Secured Parties on any property as collateral for the Secured Obligations.
          “Standby Letter of Credit” shall mean any standby letter of credit or similar instrument issued for the purpose of supporting (a) workers’ compensation liabilities of Borrower or any of its Subsidiaries, (b) the obligations of third-party insurers of Borrower or any of its Subsidiaries arising by virtue of the laws of any jurisdiction requiring third-party insurers to obtain such letters of credit or (c) performance, payment, deposit or surety obligations of Borrower or any of its Subsidiaries if required by a Requirement of Law or in accordance with custom and practice in the industry, or as otherwise agreed to by the Administrative Agent or the Issuing Bank.
          “Statutory Reserves” shall mean, for any Interest Period for any Eurodollar Borrowing, the average maximum rate at which reserves (including any marginal, supplemental or emergency reserves) are required to be maintained during such Interest Period under Regulation D by member banks of the United States Federal Reserve System in New York City with deposits exceeding one billion dollars against “Eurocurrency liabilities” (as such term is used in Regulation D). Eurodollar Borrowings shall be deemed to constitute Eurodollar liabilities and to be subject to such reserve requirements without benefit of or credit for proration, exceptions or offsets which may be available from time to time to any Lender under Regulation D.
          “Subordinated Indebtedness” shall mean Indebtedness of Borrower or any Guarantor that is by its terms subordinated in right of payment to the Obligations of Borrower and such Guarantor, as applicable.
          “Subsidiary” shall mean, with respect to any person (the “parent”) at any date, (i) any person the accounts of which would be consolidated with those of the parent in the parent’s consolidated financial statements if such financial statements were prepared in accordance with GAAP as of such date, (ii) any other corporation, limited liability company, association or other business entity of which securities or other ownership interests representing more than 50% of the voting power of all Equity Interests entitled (without regard to the occurrence of any contingency) to vote in the election of the Board of Directors thereof are, as of such date, owned, controlled or held by the parent and/or one or more subsidiaries of the parent, (iii) any partnership (a) the sole general partner or the managing general partner of which is the parent and/or one or more subsidiaries of the parent or (b) the only general partners of which are the parent and/or one or more subsidiaries of the parent and (iv) any other person that is otherwise Controlled by the parent and/or one or more subsidiaries of the parent. Unless the context requires otherwise, “Subsidiary” refers to a Subsidiary of Holdings.
          “Subsidiary Guarantor” shall mean each Subsidiary listed on Schedule 1.01(b). and each other Subsidiary that is or becomes a party to this Agreement pursuant to Section 5.11.
          “Survey” shall mean a survey of any Covered Property (including all material improvements and material fixtures located thereon and all easements, rights of way, access, and other similar rights material to the operation of the business conducted thereon) which is (a) (i) prepared by a surveyor or engineer licensed to perform surveys in the jurisdiction where such Covered Property is located, (ii) dated (or redated) not earlier than six months prior to the date of delivery thereof unless there shall have occurred within six months prior to such date of delivery any exterior construction on the site of such Covered Property or any easement, right of way or other interest in the Covered Property has been granted or become effective through operation of law or otherwise with respect to such Covered Property which, in either case, can be depicted on a survey, in which events, as applicable, such survey shall be dated (or redated) after the completion of such construction or if such construction shall not have been completed as of such date of delivery, not earlier than 20 days prior to such date of delivery, or after the grant or effectiveness of any such easement, right of way or other interest in the Covered Property, (iii) certified by the surveyor (in a manner reasonably acceptable to the Administrative Agent) to the Administrative Agent, the Collateral Agent and the Title Company, (iv) substantially complying in all material respects with the minimum detail requirements of the American Land Title Association (or foreign equivalent thereof, as appropriate) as such requirements are in effect on the date of preparation of such survey and (v) in all events, sufficient for the Title Company to remove all standard survey exceptions from the title insurance policy (or commitment) relating to such Covered Property and issue the endorsements of the type required by Section 4.0 l(o)(iii) or (b) otherwise acceptable to the Collateral Agent.
          “Swingline Commitment” shall mean the commitment of the Swingline Lender to make loans pursuant to Section 2.17, as the same may be reduced from time to time pursuant to Section 2.07 or Section 2.17. The amount of the Swingline Commitment shall initially be $5.0 million, but shall in no event exceed the Revolving Commitment.
          “Swingline Exposure” shall mean at any time the aggregate principal amount at such time of all outstanding Swingline Loans. The Swingline Exposure of any Revolving Lender at any time shall equal its Pro Rata Percentage of the aggregate Swingline Exposure at such time.
          “Swingline Lender” shall have the meaning assigned to such term in the preamble hereto.
          “Swingline Loan” shall mean any loan made by the Swingline Lender pursuant to Section 2.17.
          “Syndication Agent” shall have the meaning assigned to such term in the preamble hereto.
          “Tax Return” shall mean all returns, statements, filings, attachments and other documents or certifications required to be filed in respect of Taxes.
          “Taxes” shall mean all present or future taxes, levies, imposts, duties, deductions, withholdings, assessments, fees or other charges imposed by any Governmental Authority, including any interest, additions to tax or penalties applicable thereto.
          “Term Borrowing” shall mean a Borrowing comprised of Term Loans.
          “Term Loan Commitments” shall mean, with respect to each Lender, the commitment, if any, of such Lender to make a Term Loan hereunder on the Closing Date in the amount set forth on Schedule 1 to the Lender Addendum executed and delivered by such Lender. The aggregate amount of the Lenders’ Term Loan Commitments is $340.0 million.
          “Term Loan Lender” shall mean a Lender with a Term Loan Commitment or an outstanding Term Loan.

          “Term Loan Maturity Date” shall mean the date which is six years after the Closing Date or, if such date is not a Business Day, the first Business Day thereafter.
          “Term Loan Repayment Date” shall have the meaning assigned to such term in Section 2.09.
          “Term Loans” shall mean the term loans made by the Lenders to Borrower pursuant to Section 2.01(a). Each Term Loan shall be either an ABR Term Loan or a Eurodollar Term Loan.
          A “Test Period” in effect at any time shall mean the period of four consecutive fiscal quarters of Borrower ended on or prior to such time (taken as one accounting period) in respect of which financial statements for each quarter or fiscal year in such period have been or are required to be delivered pursuant to Section 5.01(a) or (b) (or, solely for purposes of determining pro forma compliance with the covenants contained in Sections 6.08(a), (b), (c) and (d) pursuant to clause (ii) of the definition of Permitted Acquisition, prior to the date the first such financial statements are required to be so delivered, the most recent period of four fiscal quarters of the Acquired Business ended on or prior to the Closing Date).
          “Thompson Creek Mine” shall mean that certain Mine and all Improvements and Real Property interests relating thereto (including any and all concentrators, mills, plants, processing, refinery, warehouse and storage facilities, dries, pump stations, water lines, administrative buildings, infirmaries, laboratories, garages, shops and access rights) operated by the Acquired Business or any other Loan Party and located in Custer County, Idaho where surface mining that produces molybdenum concentrate occurs.
          “Title Company” shall mean any title insurance company as shall be retained by Borrower and reasonably acceptable to the Administrative Agent.
          “Title Policy” shall have the meaning assigned to such term in Section 4.01 (o)(iii).
          “Total Leverage Ratio” shall mean, at any date of determination, the ratio of Consolidated Indebtedness on such date to Consolidated EBITDA for the Test Period then most recently ended.
          “Transaction Documents” shall mean the Acquisition Documents, the Second Lien Loan Documents and the Loan Documents.
          “Transactions” shall mean, collectively, the transactions to occur on or prior to the Closing Date pursuant to the Transaction Documents, including (a) the consummation of the Acquisition; (b) the execution, delivery and performance of the Loan Documents and the initial borrowings hereunder; (c) the Equity Financing; (d) the execution, delivery and performance of the Second Lien Loan Documents and the borrowings thereunder; and (e) the payment of all fees and expenses to be paid on or prior to the Closing Date and owing in connection with the foregoing.
          “Transferred Guarantor” shall have the meaning assigned to such term in Section 7.09.
          “Treasury Services Agreement” shall mean any agreement relating to treasury, depositary and cash management services or automated clearinghouse transfer of funds.
          “Type,” when used in reference to any Loan or Borrowing, refers to whether the rate of interest on such Loan, or on the Loans comprising such Borrowing, is determined by reference to the Adjusted LIBOR Rate or the Alternate Base Rate.

          “UCC” shall mean the Uniform Commercial Code as in effect from time to time (except as otherwise specified) in any applicable state or jurisdiction.
          “United States” shall mean the United States of America.
          “Unpatented Claims” shall have the meaning assigned to it in the Mortgage.
          “U.S. GAAP” shall mean generally accepted accounting principles in the United States applied on a consistent basis.
          “Voting Stock” shall mean, with respect to any person, any Equity Interest of any class of such person pursuant to which the holders thereof have general voting power under ordinary circumstances to elect at least a majority of the Board of Directors of such person.
          “Wholly Owned Subsidiary” shall mean, as to any person, (a) any corporation 100% of whose capital stock (other than directors’ qualifying shares) is at the time owned by such person and/or one or more Wholly Owned Subsidiaries of such person and (b) any partnership, association, joint venture, limited liability company or other entity in which such person and/or one or more Wholly Owned Subsidiaries of such person have a 100% equity interest at such time.
          “Withdrawal Liability” shall mean liability to a Multiemployer Plan as a result of a complete or partial withdrawal from such Multiemployer Plan, as such terms are defined in Part I of Subtitle E of Title IV of ERISA.
          SECTION 1.02 Classification of Loans and Borrowings. For purposes of this Agreement, Loans may be classified and referred to by Class (e.g., a “Revolving Loan”) or by Type (e.g., a “Eurodollar Loan”) or by Class and Type (e.g., a “Eurodollar Revolving Loan”). Borrowings also may be classified and referred to by Class (e.g., a “Revolving Borrowing,” “Borrowing of Term Loans”) or by Type (e.g., a “Eurodollar Borrowing”) or by Class and Type (e.g., a “Eurodollar Revolving Borrowing”) or by Priority Class (e.g., a “First Lien Loan”).
          SECTION 1.03 Terms Generally. The definitions of terms herein shall apply equally to the singular and plural forms of the terms defined. Whenever the context may require, any pronoun shall include the corresponding masculine, feminine and neuter forms. The words “include,” “includes” and “including” shall be deemed to be followed by the phrase “without limitation.” The word “will” shall be construed to have the same meaning and effect as the word “shall.” Unless the context requires otherwise (a) any definition of or reference to any Loan Document, agreement, instrument or other document herein shall be construed as referring to such agreement, instrument or other document as from time to time amended, supplemented or otherwise modified (subject to any restrictions on such amendments, supplements or modifications set forth herein), (b) any reference herein to any person shall be construed to include such person’s successors and assigns, (c) the words “herein,” “hereof” and “hereunder,” and words of similar import, shall be construed to refer to this Agreement in its entirety and not to any particular provision hereof, (d) all references herein to Articles, Sections, Exhibits and Schedules shall be construed to refer to Articles and Sections of, and Exhibits and Schedules to, this Agreement, (e) any reference to any law or regulation herein shall refer to such law or regulation as amended, modified or supplemented from time to time, (f) the words “asset” and “property” shall be construed to have the same meaning and effect and to refer to any and all tangible and intangible assets and properties, including cash, securities, accounts and contract rights and (g) “on,” when used with respect to the

Mortgaged Property or Covered Property or any property adjacent to the Mortgaged Property or Covered Property, respectively, means “on, in, under, above or about.”
          SECTION 1.04 Accounting Terms; GAAP. Except as otherwise expressly provided herein, all financial statements to be delivered pursuant to this Agreement shall be prepared in accordance with GAAP as in effect from time to time and all terms of an accounting or financial nature shall be construed and interpreted in accordance with GAAP as in effect on the date hereof unless otherwise agreed to by Borrower and the Required Lenders; provided that for fiscal periods ended prior to December 31, 2006 and solely with respect to any Loan Party incorporated in the United States, U.S. GAAP shall be used.
          SECTION 1.05 Resolution of Drafting Ambiguities. Each Loan Party acknowledges and agrees that it was represented by counsel in connection with the execution and delivery of the Loan Documents to which it is a party, that it and its counsel reviewed and participated in the preparation and negotiation hereof and thereof and that any rule of construction to the effect that ambiguities are to be resolved against the drafting party shall not be employed in the interpretation hereof or thereof.
ARTICLE II
THE CREDITS
          SECTION 2.01 Commitments. Subject to the terms and conditions and relying upon the representations and warranties herein set forth, each Lender agrees, severally and not jointly:
     (a) to make a Term Loan to Borrower on the Closing Date in the principal amount of its Term Loan Commitment; and
     (b) to make Revolving Loans to Borrower at any time and from time to time after the Closing Date until the earlier of the Revolving Maturity Date and the termination of the Revolving Commitment of such Lender in accordance with the terms hereof, in an aggregate principal amount at any time outstanding that will not result in such Lender’s Revolving Exposure exceeding such Lender’s Revolving Commitment.
          Amounts paid or prepaid in respect of Term Loans may not be reborrowed. Within the limits set forth in clause (b) above and subject to the terms, conditions and limitations set forth herein, Borrower may borrow, pay or prepay and reborrow Revolving Loans.
          SECTION 2.02 Loans.
          (a) Each Loan (other than Swingline Loans) shall be made as part of a Borrowing consisting of Loans made by the Lenders ratably in accordance with their applicable Commitments; provided that the failure of any Lender to make its Loan shall not in itself relieve any other Lender of its obligation to lend hereunder (it being understood, however, that no Lender shall be responsible for the failure of any other Lender to make any Loan required to be made by such other Lender). Except for Loans deemed made pursuant to Section 2.18(e)(ii), (x) ABR Loans comprising any Borrowing shall be in an aggregate principal amount that is (i) an integral multiple of $1.0 million and not less than $5.0 million or (ii) equal to the remaining available balance of the applicable Commitments and (y) the Eurodollar Loans comprising any Borrowing shall be in an aggregate principal amount that is

(i) an integral multiple of $1.0 million and not less than $5.0 million or (ii) equal to the remaining available balance of the applicable Commitments.
          (b) Subject to Sections 2.11 and 2.12, each Borrowing shall be comprised entirely of ABR Loans or Eurodollar Loans as Borrower may request pursuant to Section 2.03. Each Lender may at its option make any Eurodollar Loan by causing any domestic or foreign branch or Affiliate of such Lender to make such Loan; provided that any exercise of such option shall not affect the obligation of Borrower to repay such Loan in accordance with the terms of this Agreement. Borrowings of more than one Type may be outstanding at the same time; provided that Borrower shall not be entitled to request any Borrowing that, if made, would result in more than ten Eurodollar Borrowings outstanding hereunder at any one time. For purposes of the foregoing, Borrowings having different Interest Periods, regardless of whether they commence on the same date, shall be considered separate Borrowings.
          (c) Except with respect to Loans deemed made pursuant to Section 2.18(e)(ii), each Lender shall make each Loan to be made by it hereunder on the proposed date thereof by wire transfer of immediately available funds to such account in New York City as the Administrative Agent may designate not later than 11:00 a.m., New York City time, and the Administrative Agent shall promptly credit the amounts so received to an account as directed by Borrower in the applicable Borrowing Request maintained with the Administrative Agent or, if a Borrowing shall not occur on such date because any condition precedent herein specified shall not have been met, return the amounts so received to the respective Lenders.
          (d) Unless the Administrative Agent shall have received notice from a Lender prior to the date of any Borrowing that such Lender will not make available to the Administrative Agent such Lender’s portion of such Borrowing, the Administrative Agent may assume that such Lender has made such portion available to the Administrative Agent on the date of such Borrowing in accordance with paragraph (c) above, and the Administrative Agent may, in reliance upon such assumption, make available to Borrower on such date a corresponding amount. If the Administrative Agent shall have so made funds available, then, to the extent that such Lender shall not have made such portion available to the Administrative Agent, each of such Lender and Borrower severally agrees to repay to the Administrative Agent forthwith on demand such corresponding amount together with interest thereon, for each day from the date such amount is made available to Borrower until the date such amount is repaid to the Administrative Agent at (i) in the case of Borrower, the interest rate applicable at the time to the Loans comprising such Borrowing and (ii) in the case of such Lender, the greater of the Federal Funds Effective Rate and a rate determined by the Administrative Agent in accordance with banking industry rules on interbank compensation. If such Lender shall repay to the Administrative Agent such corresponding amount, such amount shall constitute such Lender’s Loan as part of such Borrowing for purposes of this Agreement, and Borrower’s obligation to repay the Administrative Agent such corresponding amount pursuant to this Section 2.02(d) shall cease.
          (e) Notwithstanding any other provision of this Agreement, Borrower shall not be entitled to request, or to elect to convert or continue, any Borrowing if the Interest Period requested with respect thereto would end after the Revolving Maturity Date or Term Loan Maturity Date, as applicable.
          SECTION 2.03 Borrowing Procedure. To request a Revolving Borrowing or Term Borrowing, Borrower shall deliver, by hand delivery or telecopier, a duly completed and executed Borrowing Request to the Administrative Agent (i) in the case of a Eurodollar Borrowing, not later than

11:00 a.m., New York City time, three Business Days before the date of the proposed Borrowing or (ii) in the case of an ABR Borrowing, not later than 9:00 a.m., New York City time, one Business Day before the date of the proposed Borrowing. Each Borrowing Request shall be irrevocable and shall specify the following information in compliance with Section 2.02:
     (a) whether the requested Borrowing is to be a Borrowing of Revolving Loans or Term Loans;
     (b) the aggregate amount of such Borrowing;
     (c) the date of such Borrowing, which shall be a Business Day;
     (d) whether such Borrowing is to be an ABR Borrowing or a Eurodollar Borrowing;
     (e) in the case of a Eurodollar Borrowing, the initial Interest Period to be applicable thereto, which shall be a period contemplated by the definition of the term “Interest Period”;
     (f) the location and number of Borrower’s account to which funds are to be disbursed and
     (g) that the conditions set forth in Sections 4.02(b) and (c) have been satisfied as of the date of the notice.
          If no election as to the Type of Borrowing is specified, then the requested Borrowing shall be an ABR Borrowing. If no Interest Period is specified with respect to any requested Eurodollar Borrowing, then Borrower shall be deemed to have selected an Interest Period of one month’s duration. Promptly following receipt of a Borrowing Request in accordance with this Section, the Administrative Agent shall advise each Lender of the details thereof and of the amount of such Lender’s Loan to be made as part of the requested Borrowing.
          SECTION 2.04 Evidence of Debt; Repayment of Loans.
          (a) Promise to Repay. Borrower hereby unconditionally promises to pay (i) to the Administrative Agent for the account of each Term Loan Lender, the principal amount of each Term Loan of such Term Loan Lender as provided in Section 2.09, (ii) to the Administrative Agent for the account of each Revolving Lender, the then unpaid principal amount of each Revolving Loan of such Revolving Lender on the Revolving Maturity Date and (iii) to the Swingline Lender, the then unpaid principal amount of each Swingline Loan on the earlier of the Revolving Maturity Date and the first date after such Swingline Loan is made that is the 15th or last day of a calendar month and is at least two Business Days after such Swingline Loan is made; provided that on each date that a Revolving Borrowing is made, Borrower shall repay all Swingline Loans that were outstanding on the date such Borrowing was requested.
          (b) Lender and Administrative Agent Records. Each Lender shall maintain in accordance with its usual practice an account or accounts evidencing the Indebtedness of Borrower to such Lender resulting from each Loan made by such Lender from time to time, including the amounts of principal and interest payable and paid to such Lender from time to time under this Agreement. The Administrative Agent shall maintain accounts in which it will record (i) the amount of each Loan made hereunder, the Type and Class thereof and the Interest Period applicable thereto; (ii) the amount of any principal or interest due and payable or to become due and payable from Borrower to each Lender hereunder; and (iii) the amount of any sum received by the Administrative Agent hereunder for the account of the Lenders and each Lender’s share thereof. The entries made in the accounts maintained pursuant to this paragraph shall be prima facie evidence of the existence and amounts of the obligations therein recorded; provided that the failure of any Lender or the Administrative Agent to maintain such accounts or any error therein shall not in any manner affect the obligations of Borrower to repay the Loans in accordance with their terms.
          (c) Promissory Notes. Any Lender by written notice to Borrower (with a copy to the Administrative Agent) may request that Loans of any Class made by it be evidenced by a promissory note. In such event, Borrower shall prepare, execute and deliver to such Lender a promissory note payable to the order of such Lender (or, if requested by such Lender, to such Lender and its registered assigns) in the form of Exhibit K-l, K-2 or K-3, as the case may be. Thereafter, the Loans evidenced by such promissory note and interest thereon shall at all times (including after assignment pursuant to Section 10.04) be represented by one or more promissory notes in such form payable to the order of the payee named therein (or, if such promissory note is a registered note, to such payee and its registered assigns).
          SECTION 2.05 Fees.
          (a) Commitment Fee. Borrower agrees to pay to the Administrative Agent for the account of each Lender a commitment fee (a “Commitment Fee”) equal to the Applicable Fee per annum on the average daily unused amount of each Revolving Commitment of such Lender during the period from and including the date hereof to but excluding the date on which such Revolving Commitment terminates. Accrued Commitment Fees shall be payable in arrears (A) on the last Business Day of March, June, September and December of each year, commencing on the first such date to occur after the Closing Date, and (B) on the date on which such Revolving Commitment terminates. Commitment Fees shall be computed on the basis of a year of 360 days and shall be payable for the actual number of days elapsed (including the first day but excluding the last day). For purposes of computing Commitment Fees with respect to Revolving Commitments, a Revolving Commitment of a Lender shall be deemed to be used to the extent of the outstanding Revolving Loans and LC Exposure of such Lender (and the Swingline Exposure of such Lender shall be disregarded for such purpose).
          (b) Administrative Agent Fees. Borrower agrees to pay to the Administrative Agent, for its own account, the administrative fees payable in the amounts and at the times separately agreed upon between Borrower and the Administrative Agent (the “Administrative Agent Fee”).
          (c) LC and Fronting Fees. Borrower agrees to pay (i) to the Administrative Agent for the account of each Revolving Lender a participation fee (an “LC Participation Fee”) with respect to its participations in Letters of Credit, which shall accrue at a rate equal to the Applicable Margin from time to time used to determine the interest rate on Eurodollar Revolving Loans pursuant to Section 2.06 on the average daily amount of such Lender’s LC Exposure (excluding any portion thereof attributable to Reimbursement Obligations) during the period from and including the Closing Date to but excluding the later of the date on which such Lender’s Revolving Commitment terminates and the date on which such Lender ceases to have any LC Exposure, and (ii) to the Issuing Bank a fronting fee (a “Fronting Fee”), which shall accrue at the rate of 0.15% per annum on the average daily amount of the LC Exposure (excluding any portion thereof attributable to Reimbursement Obligations) during the period from and including the Closing Date to but excluding the later of the date of termination of the Revolving Commitments and the date on which there ceases to be any LC Exposure, as well as the

Issuing Bank’s customary fees with respect to the issuance, amendment, renewal or extension of any Letter of Credit or processing of drawings thereunder. Accrued LC Participation Fees and Fronting Fees shall be payable in arrears (i) on the last Business Day of March, June, September and December of each year, commencing on the first such date to occur after the Closing Date, and (ii) on the date on which the Revolving Commitments terminate. Any such fees accruing after the date on which the Revolving Commitments terminate shall be payable on demand. Any other fees payable to the Issuing Bank pursuant to this paragraph shall be payable within 10 days after demand therefor. All LC Participation Fees and Fronting Fees shall be computed on the basis of a year of 360 days and shall be payable for the actual number of days elapsed (including the first day but excluding the last day).
          (d) All Fees shall be paid on the dates due, in immediately available funds in dollars, to the Administrative Agent for distribution, if and as appropriate, among the Lenders, except that Borrower shall pay the Fronting Fees directly to the Issuing Bank. Once paid, none of the Fees shall be refundable under any circumstances.
          SECTION 2.06 Interest on Loans.
          (a) ABR Loans. Subject to the provisions of Section 2.06(c), the Loans comprising each ABR Borrowing, including each Swingline Loan, shall bear interest at a rate per annum equal to the Alternate Base Rate plus the Applicable Margin in effect from time to time.
          (b) Eurodollar Loans. Subject to the provisions of Section 2.06(c), the Loans comprising each Eurodollar Borrowing shall bear interest at a rate per annum equal to the Adjusted LIBOR Rate for the Interest Period in effect for such Borrowing plus the Applicable Margin in effect from time to time.
          (c) Default Rate. Notwithstanding the foregoing, upon the occurrence and during the continuance of an Event of Default, all Obligations shall, to the extent permitted by applicable Requirements of Law, bear interest, after as well as before judgment, at a per annum rate equal to (i) in the case of past due principal and premium, if any, of or interest on any Loan (including past due Reimbursement Obligations), 2% plus the rate otherwise applicable to such Loan as provided in the preceding paragraphs of this Section 2.06 or (ii) in the case of any other past due amount, 2% plus the rate applicable to ABR Revolving Loans as provided in Section 2.06(a) (in either case, the “Default Rate”).
          (d) Interest Payment Dates. Accrued interest on each Loan shall be payable in arrears on each Interest Payment Date for such Loan; provided that (i) interest accrued pursuant to Section 2.06(c) shall be payable on demand, (ii) in the event of any repayment or prepayment of any Loan (other than a prepayment of an ABR Revolving Loan, LC Disbursement or a Swingline Loan without a permanent reduction in Revolving Commitments), accrued interest on the principal amount repaid or prepaid shall be payable on the date of such repayment or prepayment and (iii) in the event of any conversion of any Eurodollar Loan prior to the end of the current Interest Period therefor, accrued interest on such Loan shall be payable on the effective date of such conversion.
          (e) Interest Calculation. All interest hereunder shall be computed on the basis of a year of 360 days, except that interest computed by reference to the Alternate Base Rate shall be computed on the basis of a year of 365 days (or 366 days in a leap year), and in each case shall be payable for the actual number of days elapsed (including the first day but excluding the last day). The applicable Alternate Base Rate or Adjusted LIBOR Rate shall be determined by the Administrative Agent in accordance with the provisions of this Agreement, and such determination shall be conclusive absent manifest error.
          SECTION 2.07 Termination and Reduction of Commitments.
          (a) Termination of Commitments. The Term Loan Commitments shall automatically terminate at 5:00 p.m., New York City time, on the Closing Date. The Revolving Commitments, the Swingline Commitment and the LC Commitment shall automatically terminate on the Revolving Maturity Date. Notwithstanding the foregoing, all the Commitments shall automatically terminate at 5:00 p.m., New York City time, on October 30, 2006, if the initial Credit Extension shall not have occurred by such time.
          (b) Optional Terminations and Reductions. At its option, Borrower may at any time terminate, or from time to time permanently reduce, the Commitments of any Class; provided that (i) each reduction of the Commitments of any Class shall be in an amount that is an integral multiple of $1.0 million and not less than $5.0 million and (ii) the Revolving Commitments shall not be terminated or reduced if, after giving effect to any concurrent prepayment of the Revolving Loans in accordance with Section 2.10, the aggregate amount of Revolving Exposures would exceed the aggregate amount of Revolving Commitments.
          (c) Borrower Notice. Borrower shall notify the Administrative Agent in writing of any election to terminate or reduce the Commitments under Section 2.07(b) at least three Business Days prior to the effective date of such termination or reduction, specifying such election and the effective date thereof. Promptly following receipt of any notice, the Administrative Agent shall advise the Lenders of the contents thereof. Each notice delivered by Borrower pursuant to this Section shall be irrevocable; provided that a notice of termination of the Commitments delivered by Borrower may state that such notice is conditioned upon the effectiveness of other credit facilities, in which case such notice may be revoked by Borrower (by notice to the Administrative Agent on or prior to the specified effective date) if such condition is not satisfied. Any termination or reduction of the Commitments of any Class shall be permanent. Each reduction of the Commitments of any Class shall be made ratably among the Lenders in accordance with their respective Commitments of such Class.
          SECTION 2.08 Interest Elections.
          (a) Generally. Each Revolving Borrowing and each Term Borrowing initially shall be of the Type specified in the applicable Borrowing Request and, in the case of a Eurodollar Borrowing, shall have an initial Interest Period as specified in such Borrowing Request. Thereafter, Borrower may elect to convert such Borrowing to a different Type or to continue such Borrowing and, in the case of a Eurodollar Borrowing, may elect Interest Periods therefor, all as provided in this Section. Borrower may elect different options with respect to different portions of the affected Borrowing, in which case each such portion shall be allocated ratably among the Lenders holding the Loans comprising such Borrowing, and the Loans comprising each such portion shall be considered a separate Borrowing. Notwithstanding anything to the contrary, Borrower shall not be entitled to request any conversion or continuation that, if made, would result in more than ten Eurodollar Borrowings outstanding hereunder at any one time. This Section shall not apply to Swingline Borrowings, which may not be converted or continued.
          (b) Interest Election Notice. To make an election pursuant to this Section, Borrower shall deliver, by hand delivery or telecopier, a duly completed and executed Interest Election

 Request to the Administrative Agent not later than the time that a Borrowing Request would be required under Section 2.03 if Borrower were requesting a Revolving Borrowing or Term Borrowing of the Type resulting from such election to be made on the effective date of such election. Each Interest Election Request shall be irrevocable. Each Interest Election Request shall specify the following information:
     (i) the Borrowing to which such Interest Election Request applies and, if different options are being elected with respect to different portions thereof, or if outstanding Borrowings are being combined, allocation to each resulting Borrowing (in which case the information to be specified pursuant to clauses (iii) and (iv) below shall be specified for each resulting Borrowing);
     (ii) the effective date of the election made pursuant to such Interest Election Request, which shall be a Business Day;
     (iii) whether the resulting Borrowing is to be an ABR Borrowing or a Eurodollar Borrowing; and
     (iv) if the resulting Borrowing is a Eurodollar Borrowing, the Interest Period to be applicable thereto after giving effect to such election, which shall be a period contemplated by the definition of the term “Interest Period”.
          If any such Interest Election Request requests a Eurodollar Borrowing but does not specify an Interest Period, then Borrower shall be deemed to have selected an Interest Period of one month’s duration.
          Promptly following receipt of an Interest Election Request, the Administrative Agent shall advise each Lender of the details thereof and of such Lender’s portion of each resulting Borrowing.
          (c) Automatic Conversion to ABR Borrowing. If an Interest Election Request with respect to a Eurodollar Borrowing is not timely delivered prior to the end of the Interest Period applicable thereto, then, unless such Borrowing is repaid as provided herein, at the end of such Interest Period such Borrowing shall be converted to an ABR Borrowing. Notwithstanding any contrary provision hereof, if an Event of Default has occurred and is continuing, the Administrative Agent or the Required Lenders may require, by notice to Borrower, that (i) no outstanding Borrowing may be converted to or continued as a Eurodollar Borrowing and (ii) unless repaid, each Eurodollar Borrowing shall be converted to an ABR Borrowing at the end of the Interest Period applicable thereto.
          SECTION 2.09 Amortization of Term Borrowings. Borrower shall pay to the Administrative Agent, for the account of the Lenders, on the dates set forth on Annex II. or if any such date is not a Business Day, on the immediately preceding Business Day (each such date, a “Term Loan Repayment Date”), the principal amount of the Term Loans equal to the amount set forth on Annex II for such date (as adjusted from time to time pursuant to Section 2.10(h)), together in each case with accrued and unpaid interest on the principal amount to be paid to but excluding the date of such payment. To the extent not previously paid, all Term Loans shall be due and payable on the Term Loan Maturity Date.
          SECTION 2.10 Optional and Mandatory Prepayments of Loans.
          (a) Optional Prepayments. Borrower shall have the right at any time and from time to time to prepay any Borrowing, in whole or in part, subject to the requirements of this

Section 2.10; provided that each partial prepayment shall be in an amount that is an integral multiple of $1.0 million and not less than $5.0 million or, if less, the outstanding principal amount of such Borrowing. Notwithstanding the foregoing, any mandatory or optional prepayment of Term Loans that results in the prepayment of all, but not less than all, of the outstanding Term Loans prior to the second anniversary of the Closing Date with the proceeds of new term loans under this Agreement or under another term loan facility that have an applicable margin that is less than the Applicable Margin for Term Loans as of the Closing Date may only be made if each Lender is paid (x) if prior to the first anniversary of the Closing Date, a prepayment premium of 2% of such Lender’s Term Loans, and (y) if on or after the first anniversary but prior to the second anniversary of the Closing Date, a prepayment premium of 1% of the principal amount of such Lender’s Term Loans.
          (b) Revolving Loan Prepayments.
     (i) In the event of the termination of all the Revolving Commitments, Borrower shall, on the date of such termination, repay or prepay all its outstanding Revolving Borrowings and all outstanding Swingline Loans and replace all outstanding Letters of Credit or cash collateralize all outstanding Letters of Credit in accordance with the procedures set forth in Section 2.18(i).
     (ii) In the event of any partial reduction of the Revolving Commitments, then (x) at or prior to the effective date of such reduction, the Administrative Agent shall notify Borrower and the Revolving Lenders of the sum of the Revolving Exposures after giving effect thereto and (y) if the sum of the Revolving Exposures would exceed the aggregate amount of Revolving Commitments after giving effect to such reduction, then Borrower shall, on the date of such reduction, first, repay or prepay Swingline Loans, second, repay or prepay Revolving Borrowings and third, replace outstanding Letters of Credit or cash collateralize outstanding Letters of Credit in accordance with the procedures set forth in Section 2.18(i), in an aggregate amount sufficient to eliminate such excess.
     (iii) In the event that the sum of all Lenders’ Revolving Exposures exceeds the Revolving Commitments then in effect, Borrower shall, without notice or demand, immediately first, repay or prepay Revolving Borrowings, and second, replace outstanding Letters of Credit or cash collateralize outstanding Letters of Credit in accordance with the procedures set forth in Section 2.18(i), in an aggregate amount sufficient to eliminate such excess.
     (iv) In the event that the aggregate LC Exposure exceeds the LC Commitment then in effect, Borrower shall, without notice or demand, immediately replace outstanding Letters of Credit or cash collateralize outstanding Letters of Credit in accordance with the procedures set forth in Section 2.18(1), in an aggregate amount sufficient to eliminate such excess.
          (c) Asset Sales. Not later than three Business Days following the receipt of any Net Cash Proceeds of any Asset Sale by Holdings or any of its Subsidiaries, Borrower shall make pre payments in accordance with Sections 2.10(h) and (i) in an aggregate amount equal to 100% of such Net Cash Proceeds; provided that:
     (i) no such prepayment shall be required under this Section 2.10(c)(i) with respect to (A) any Asset Sale permitted by Section 6.06(a), (B) the disposition of property which constitutes a Casualty Event, or (C) Asset Sales for fair market value resulting in no more than $1.0 million in Net Cash Proceeds per Asset Sale (or series of related Asset Sales) and less than $2.0 million in Net Cash Proceeds in any fiscal year; provided that clause (C) shall not apply in the case of any Asset Sale described in clause (b) of the definition thereof; and
     (ii) so long as no Default shall then exist or would arise therefrom, any Net Cash Proceeds from Asset Sales permitted by Section 6.06(g) and Net Cash Proceeds of other Asset Sales in an amount not to exceed $5.0 million in any fiscal year of Borrower shall not be required to be so applied on such date to the extent that Holdings shall have delivered an Officer’s Certificate to the Administrative Agent on or prior to such date stating that such Net Cash Proceeds are intended to be reinvested in fixed or capital assets within one year following the date of such Asset Sale (or, in the case of Net Cash Proceeds from an Asset Sale permitted by Section 6.06(g), intended to be reinvested in a manner consistent with the description of the Davidson Project contained in the Annual Filing of Holdings for the fiscal year ended December 31, 2005) (which Officer’s Certificate shall set forth the estimates of the proceeds to be so expended); provided that (w) in the case of Net Cash Proceeds from an Asset Sale permitted by Section 6.06(g), if on or prior to the second anniversary of the receipt of such proceeds Holdings shall have delivered an Officer’s Certificate to the Administrative Agent stating in good faith that either (i) the Davidson Subsidiary has entered into a definitive contract with a third party regarding the reinvestment of such Net Cash Proceeds within the next year in the development of the Davidson Project in a manner consistent with the description of such development contained in the Annual Filing of Holdings for the fiscal year ended December 31, 2005 or (ii) the Davidson Subsidiary intends to invest such Net Cash Proceeds within the next year in the development of the Davidson Project in a manner consistent with the description of such development contained in the Annual Filing of Holdings for the fiscal year ended December 31, 2005 (and attaching a budget demonstrating such intention in reasonable detail), then such period shall be extended by one year from such delivery (but in no event past the third anniversary of the receipt of such proceeds); (x) if all or any portion of such Net Cash Proceeds is not so reinvested within such year (as extended to the extent provided in clause (w)), such unused portion shall be applied on the last day of such period as a mandatory prepayment as provided in this Section 2.10(c); (y) if the property subject to such Asset Sale constituted assets comprising the Davidson Project, then all property purchased with the Net Cash Proceeds thereof pursuant to this subsection shall be reinvested in a manner consistent with the description of such development contained in the Annual Filing of Holdings for the fiscal year ended December 31, 2005; and (z) if the property subject to such Asset Sale constituted Collateral, then all property purchased with the Net Cash Proceeds thereof pursuant to this subsection shall be made subject to the Lien of the applicable Security Documents in favor of the Collateral Agent, for its benefit and for the benefit of the other Secured Parties in accordance with Sections 5.11 and 5.12.
          (d) Debt Issuance or Preferred Stock Issuance. Not later than one Business Day following the receipt of any Net Cash Proceeds of any Debt Issuance or Preferred Stock Issuance by Holdings or any of its Subsidiaries, Borrower shall make prepayments in accordance with Sections 2.10(h) and (i) in an aggregate amount equal to 100% of such Net Cash Proceeds.
          (e) Equity Issuance. Not later than one Business Day following the receipt of any Net Cash Proceeds of any Equity Issuance, Borrower shall make prepayments in accordance with Sections 2.10(h) and (i) in an aggregate amount equal to 50% of such Net Cash Proceeds.
          (f) Casualty Events. Not later than three Business Days following the receipt of any Net Cash Proceeds from a Casualty Event by Holdings or any of its Subsidiaries, Borrower shall make prepayments in accordance with Sections 2.10(h) and (i) in an aggregate amount equal to 100% of such Net Cash Proceeds; provided that:
     (i) so long as no Default shall then exist or arise therefrom, such proceeds shall not be required to be so applied on such date to the extent that (A) in the event such Net Cash Proceeds shall not exceed $10.0 million, Holdings shall have delivered an Officer’s Certificate to the Administrative Agent on or prior to such date stating that such proceeds are expected to be used, or (B) in the event that such Net Cash Proceeds exceed $10.0 million, the Administrative Agent has elected by notice to Borrower on or prior to such date to require such proceeds to be used, in each case, to repair, replace or restore any property in respect of which such Net Cash Proceeds were paid or to reinvest in other fixed or capital assets, no later than 365 days following the date of receipt of such proceeds; provided that (x) if the property subject to such Casualty Event constituted assets comprising the Davidson Project, then all property purchased with the Net Cash Proceeds thereof pursuant to this subsection shall be reinvested in fixed or capital assets used in the Davidson Project; and (y) if the property subject to such Casualty Event constituted Collateral under the Security Documents, then all property purchased with the Net Cash Proceeds thereof pursuant to this subsection shall be made subject to the Lien of the applicable Security Documents in favor of the Collateral Agent, for its benefit and for the benefit of the other Secured Parties in accordance with Sections 5.11 and 5.12; and
     (ii) if any portion of such Net Cash Proceeds shall not be so applied within such 365-day period, such unused portion shall be applied on the last day of such period as a mandatory prepayment as provided in this Section 2.10(f).
          (g) Excess Cash Flow. No later than the earlier of (i) 90 days after the end of each Excess Cash Flow Period and (ii) the date on which the financial statements with respect to such fiscal year in which such Excess Cash Flow Period occurs are delivered pursuant to Section 5.01(a), Borrower shall make prepayments in accordance with Sections 2.10(h) and (i) in an aggregate amount equal to (i) with respect to any Excess Cash Flow Period in which a payment was made by Borrower pursuant to Section 6.08(d), 100% of Excess Cash Flow for the Excess Cash Flow Period then ended; and (ii) with respect to any other Excess Cash Flow Period, 75% of Excess Cash Flow for the Excess Cash Flow Period then ended.
          (h) Application of Prepayments. Prior to any optional or mandatory prepayment hereunder, Borrower shall select the Borrowing or Borrowings to be prepaid and shall specify such selection in the notice of such prepayment pursuant to Section 2.10(i), subject to the provisions of this Section 2.10(h). Any prepayments of Term Loans pursuant to Section 2.10(a), (c), (d), (e), (f) or (g) shall be applied to reduce scheduled prepayments required under Section 2.09 on a pro rata basis among the prepayments remaining to be made on each Term Loan Repayment Date. After application of mandatory prepayments of Term Loans described above in this Section 2.10(h) and to the extent there are mandatory prepayment amounts remaining after such application, the Revolving Commitments shall be permanently reduced ratably among the Revolving Lenders in accordance with their applicable Revolving Commitments in an aggregate amount equal to such excess, and Borrower shall comply with Section 2.10(b).
          Amounts to be applied pursuant to this Section 2.10 to the prepayment of Term Loans and Revolving Loans shall be applied, as applicable, first to reduce outstanding ABR Term Loans and ABR Revolving Loans, respectively. Any amounts remaining after each such application shall be applied to prepay Eurodollar Term Loans or Eurodollar Revolving Loans, as applicable. Notwithstanding the foregoing, if the amount of any prepayment of Loans required under this Section 2.10 shall be in excess of the amount of the ABR Loans at the time outstanding (an “Excess Amount”), only the portion of the amount of such prepayment as is equal to the amount of such outstanding ABR Loans shall be immediately prepaid and, at the election of Borrower, the Excess Amount shall be either (A) deposited in an escrow account on terms satisfactory to the Collateral Agent and applied to the prepayment of Eurodollar Loans on the last day of the then next-expiring Interest Period for Eurodollar Loans; provided that (i) interest in respect of the Loans which such Excess Amount is intended to repay shall continue to accrue thereon at the rate provided hereunder for such Loans until such Excess Amount shall have been used in full to repay such Loans and (ii) at any time while a Default has occurred and is continuing, the Administrative Agent may, and upon written direction from the Required Lenders shall, apply any or all proceeds then on deposit to the payment of such Loans in an amount equal to such Excess Amount or (B) prepaid immediately, together with any amounts owing to the Lenders under Section 2.13.
          (i) Notice of Prepayment. Borrower shall notify the Administrative Agent (and, in the case of prepayment of a Swingline Loan, the Swingline Lender) by written notice of any prepayment hereunder (i) in the case of prepayment of a Eurodollar Borrowing, not later than 11:00 a.m., New York City time, three Business Days before the date of prepayment, (ii) in the case of prepayment of an ABR Borrowing, not later than 11:00 a.m., New York City time, one Business Day before the date of prepayment and (iii) in the case of prepayment of a Swingline Loan, not later than 11:00 a.m., New York City time, on the date of prepayment. Each such notice shall be irrevocable; provided that, if a notice of prepayment is given in connection with a conditional notice of termination of the Commitments as contemplated by Section 2.07, then such notice of prepayment may be revoked if such termination is revoked in accordance with Section 2.07. Each such notice shall specify the prepayment date, the principal amount of each Borrowing or portion thereof to be prepaid and, in the case of a mandatory prepayment, a reasonably detailed calculation of the amount of such prepayment. Promptly following receipt of any such notice (other than a notice relating solely to Swingline Loans), the Administrative Agent shall advise the Lenders of the contents thereof. Each partial prepayment of any Borrowing shall be in an amount that would be permitted in the case of a Credit Extension of the same Type as provided in Section 2.02, except as necessary to apply fully the required amount of a mandatory prepayment. Each prepayment of a Borrowing shall be applied ratably to the Loans included in the prepaid Borrowing and otherwise in accordance with this Section 2.10. Prepayments shall be accompanied by accrued interest to the extent required by Section 2.06.
          SECTION 2.11 Alternate Rate of Interest. If prior to the commencement of any Interest Period for a Eurodollar Borrowing:
     (a) the Administrative Agent determines (which determination shall be final and conclusive absent manifest error) that adequate and reasonable means do not exist for ascertaining the Adjusted LIBOR Rate for such Interest Period; or
     (b) the Administrative Agent is advised in writing by the Required Lenders that the Adjusted LIBOR Rate for such Interest Period will not adequately and fairly reflect the cost to such Lenders of making or maintaining their Loans included in such Borrowing for such Interest Period;
then the Administrative Agent shall give written notice thereof to Borrower and the Lenders as promptly as practicable thereafter and, until the Administrative Agent notifies Borrower and the Lenders that the circumstances giving rise to such notice no longer exist, (i) any Interest Election Request that requests the conversion of any Borrowing to, or continuation of any Borrowing as, a Eurodollar Borrowing shall be ineffective and (ii) if any Borrowing Request requests a Eurodollar Borrowing, such Borrowing shall be made as an ABR Borrowing.
          SECTION 2.12 Yield Protection.
          (a) Increased Costs Generally. If any Change in Law shall:
     (i) impose, modify or deem applicable any reserve, special deposit, compulsory loan, insurance charge or similar requirement against assets of, deposits with or for the account of, or credit extended or participated in, by any Lender (except any reserve requirement reflected in the Adjusted LIBOR Rate) or the Issuing Bank;
     (ii) subject any Lender or the Issuing Bank to any tax of any kind whatsoever with respect to this Agreement, any Letter of Credit, any participation in a Letter of Credit or any Eurodollar Loan made by it, or change the basis of taxation of payments to such Lender or the Issuing Bank in respect thereof (except for Indemnified Taxes or Other Taxes covered by Section 2.15 and the imposition of, or any change in the rate of, any Excluded Tax payable by such Lender or the Issuing Bank); or
     (iii) impose on any Lender or the Issuing Bank or the London interbank market any other condition, cost or expense affecting this Agreement or Eurodollar Loans made by such Lender or any Letter of Credit or participation therein;
and the result of any of the foregoing shall be to increase the cost to such Lender of making or maintaining any Eurodollar Loan (or of maintaining its obligation to make any such Loan), or to increase the cost to such Lender, the Issuing Bank or such Lender’s or the Issuing Bank’s holding company, if any, of participating in, issuing or maintaining any Letter of Credit (or of maintaining its obligation to participate in or to issue any Letter of Credit), or to reduce the amount of any sum received or receivable by such Lender or the Issuing Bank hereunder (whether of principal, interest or any other amount), then, upon request of such Lender or the Issuing Bank, Borrower will pay to such Lender or the Issuing Bank, as the case may be, such additional amount or amounts as will compensate such Lender or the Issuing Bank, as the case may be, for such additional costs incurred or reduction suffered.
          (b) Capital Requirements. If any Lender or the Issuing Bank determines (in good faith, but in its sole absolute discretion) that any Change in Law affecting such Lender or the Issuing Bank or any lending office of such Lender or such Lender’s or the Issuing Bank’s holding company, if any, regarding capital requirements has or would have the effect of reducing the rate of return on such Lender’s or the Issuing Bank’s capital or on the capital of such Lender’s or the Issuing Bank’s holding company, if any, as a consequence of this Agreement, the Commitments of such Lender or the Loans made by, or participations in Letters of Credit held by, such Lender, or the Letters of Credit issued by the Issuing Bank, to a level below that which such Lender or the Issuing Bank or such Lender’s or the Issuing Bank’s holding company could have achieved but for such Change in Law (taking into consideration such Lender’s or the Issuing Bank’s policies and the policies of such Lender’s or the Issuing Bank’s holding company with respect to capital adequacy), then from time to time Borrower will pay to such Lender or the Issuing Bank, as the case may be, such additional amount or amounts as will compensate such Lender or the Issuing Bank or such Lender’s or the Issuing Bank’s holding company for any such reduction suffered.

          (c) Certificates for Reimbursement. A certificate of a Lender or the Issuing Bank setting forth the amount or amounts necessary to compensate such Lender or the Issuing Bank or its holding company, as the case may be, as specified in paragraph (a) or (b) of this
Section 2.12 and delivered to Borrower shall be conclusive absent manifest error. Borrower shall pay such Lender or the Issuing Bank, as the case may be, the amount shown as due on any such certificate within 20 days after receipt thereof.
          (d) Delay in Requests. Failure or delay on the part of any Lender or the Issuing Bank to demand compensation pursuant to this Section 2.12 shall not constitute a waiver of such Lender’s or the Issuing Bank’s right to demand such compensation; provided that Borrower shall not be required to compensate a Lender or the Issuing Bank pursuant to this Section for any increased costs incurred or reductions suffered more than six months prior to the date that such Lender or the Issuing Bank, as the case may be, notifies Borrower of the Change in Law giving rise to such increased costs or reductions and of such Lender’s or the Issuing Bank’s intention to claim compensation therefor (except that, if the Change in Law giving rise to such increased costs or reductions is retroactive, then the six-month period referred to above shall be extended to include the period of retroactive effect thereof).
          SECTION 2.13 Breakage Payments. In the event of (a) the payment or prepayment, whether optional or mandatory, of any principal of any Eurodollar Loan earlier than the last day of an Interest Period applicable thereto (including as a result of an Event of Default), (b) the conversion of any Eurodollar Loan earlier than the last day of the Interest Period applicable thereto, (c) the failure to borrow, convert, continue or prepay any Revolving Loan or Term Loan on the date specified in any notice delivered pursuant hereto or (d) the assignment of any Eurodollar Loan earlier than the last day of the Interest Period applicable thereto as a result of a request by Borrower pursuant to Section 2.16(b), then, in any such event, Borrower shall compensate each Lender for the loss, cost and expense attributable to such event. In the case of a Eurodollar Loan, such loss, cost or expense to any Lender shall be deemed to include an amount determined by such Lender to be the excess, if any, of (i) the amount of interest which would have accrued on the principal amount of such Loan had such event not occurred, at the Adjusted LIBOR Rate that would have been applicable to such Loan, for the period from the date of such event to the last day of the then current Interest Period therefor (or, in the case of a failure to borrow, convert or continue, for the period that would have been the Interest Period for such Loan), over (ii) the amount of interest which would accrue on such principal amount for such period at the interest rate which such Lender would bid were it to bid, at the commencement of such period, for dollar deposits of a comparable amount and period from other banks in the Eurodollar market. A certificate of any Lender setting forth in reasonable detail any amount or amounts that such Lender is entitled to receive pursuant to this Section 2.13 shall be delivered to Borrower (with a copy to the Administrative Agent) and shall be conclusive and binding absent manifest error. Borrower shall pay such Lender the amount shown as due on any such certificate within 5 days after receipt thereof.
          SECTION 2.14 Payments Generally; Pro Rata Treatment; Sharing of Setoffs.
          (a) Payments Generally. Borrower shall make each payment required to be made by it hereunder or under any other Loan Document (whether of principal, interest, fees or Reimbursement Obligations, or of amounts payable under Section 2.12, 2.13, 2.15 or 10.03, or otherwise) on or before the time expressly required hereunder or under such other Loan Document for such payment (or, if no such time is expressly required, prior to 3:00 p.m., New York City time), on the date when due, in immediately available funds, without setoff, deduction or counterclaim. Any amounts received after such time on any date may, in the discretion of the Administrative Agent, be deemed to have been received on the next succeeding Business Day for purposes of calculating interest thereon. All such payments shall be made to the Administrative Agent at its offices at 677 Washington Boulevard, Stamford, Connecticut to an account specified in writing by the Administrative Agent to Borrower, except payments to be made directly to the Issuing Bank or Swingline Lender as expressly provided herein and except that payments pursuant to Sections 2.12, 2.13, 2.15 and 10.03 shall be made directly to the persons entitled thereto and payments pursuant to other Loan Documents shall be made to the persons specified therein. The Administrative Agent shall distribute any such payments received by it for the account of any other person to the appropriate recipient promptly following receipt thereof. If any payment under any Loan Document shall be due on a day that is not a Business Day, unless specified otherwise, the date for payment shall be extended to the next succeeding Business Day, and, in the case of any payment accruing interest, interest thereon shall be payable for the period of such extension. All payments under each Loan Document shall be made in dollars, except as expressly specified otherwise.
          (b) Pro Rata Treatment.
     (i) Each payment by Borrower of interest in respect of the Loans shall be applied to the amounts of such obligations owing to the Lenders pro rata according to the respective amounts then due and owing to the Lenders.
     (ii) Each payment on account of principal of the Term Loans shall be allocated among the Term Loan Lenders pro rata based on the principal amount of the Term Loans held by the Term Loan Lenders. Each payment by Borrower on account of principal of the Revolving Borrowings shall be made pro rata according to the respective outstanding principal amounts of the Revolving Loans then held by the Revolving Lenders.
          (c) Insufficient Funds. If at any time insufficient funds are received by and available to the Administrative Agent to pay fully all amounts of principal, Reimbursement Obligations, interest and fees then due hereunder, such funds shall be applied (i) first, toward payment of interest and fees then due hereunder, ratably among the parties entitled thereto in accordance with the amounts of interest and fees then due to such parties, and (ii) second, toward payment of principal and premium, if any, and Reimbursement Obligations then due hereunder, ratably among the parties entitled thereto in accordance with the amounts of principal and premium, if any, and Reimbursement Obligations then due to such parties.
          (d) Sharing of Set-Off. If any Lender (and/or the Issuing Bank, which shall be deemed a “Lender” for purposes of this Section 2.14(d)) shall, by exercising any right of setoff or counterclaim or otherwise, obtain payment in respect of any principal of or interest on any of its Loans or other Obligations resulting in such Lender’s receiving payment of a proportion of the aggregate amount of its Loans and accrued interest thereon or other Obligations greater than its pro rata share thereof as provided herein, then the Lender receiving such greater proportion shall (a) notify the Administrative Agent of such fact, and (b) purchase (for cash at face value) participations in the Loans and such other obligations of the other Lenders, or make such other adjustments as shall be equitable, so that the benefit of all such payments shall be shared by the Lenders ratably in accordance with the aggregate amount of principal of and accrued interest on their respective Loans and other amounts owing them, provided that:
     (i) if any such participations are purchased and all or any portion of the payment giving rise thereto is recovered, such participations shall be rescinded and the purchase price restored to the extent of such recovery, without interest; and

     (ii) the provisions of this paragraph shall not be construed to apply to (x) any payment made by Borrower pursuant to and in accordance with the express terms of this Agreement or (y) any payment obtained by a Lender as consideration for the assignment of or sale of a participation in any of its Loans or participations in LC Disbursements to any assignee or participant, other than to Borrower or any Subsidiary thereof (as to which the provisions of this paragraph shall apply).
Each Loan Party consents to the foregoing and agrees, to the extent it may effectively do so under applicable Requirements of Law, that any Lender acquiring a participation pursuant to the foregoing arrangements may exercise against such Loan Party rights of setoff and counterclaim with respect to such participation as fully as if such Lender were a direct creditor of such Loan Party in the amount of such participation. If under applicable bankruptcy, insolvency or any similar law any Secured Party receives a secured claim in lieu of a setoff or counterclaim to which this Section 2,14(d) applies, such Secured Party shall to the extent practicable, exercise its rights in respect of such secured claim in a manner consistent with the rights to which the Secured Party is entitled under this Section 2.14(d) to share in the benefits of the recovery of such secured claim.
          (e) Borrower Default. Unless the Administrative Agent shall have received notice from Borrower prior to the date on which any payment is due to the Administrative Agent for the account of the Lenders or the Issuing Bank hereunder that Borrower will not make such payment, the Administrative Agent may assume that Borrower has made such payment on such date in accordance herewith and may, in reliance upon such assumption, distribute to the Lenders or the Issuing Bank, as the case may be, the amount due. In such event, if Borrower has not in fact made such payment, then each of the Lenders or the Issuing Bank, as the case may be, severally agrees to repay to the Administrative Agent forthwith on demand the amount so distributed to such Lender or the Issuing Bank with interest thereon, for each day from and including the date such amount is distributed to it to but excluding the date of payment to the Administrative Agent, at the greater of the Federal Funds Effective Rate and a rate determined by the Administrative Agent in accordance with banking industry rules on interbank compensation.
          (f) Lender Default. If any Lender shall fail to make any payment required to be made by it pursuant to Section 2.02(c). 2.14(e). 2.17(d). 2.18(d). 2.18(e) or lo’o3(c), then the Administrative Agent may, in its discretion (notwithstanding any contrary provision hereof), apply any amounts thereafter received by the Administrative Agent for the account of such Lender to satisfy such Lender’s obligations under such Sections until all such unsatisfied obligations are fully paid.
          SECTION 2.15 Taxes.
          (a) Payments Free of Taxes. Any and all amounts payable by each Loan Party hereunder or under any other Loan Document shall be paid free and clear of and without reduction or withholding for any Indemnified Taxes; provided that if such Loan Party shall be required by any Requirements of Law to deduct any Indemnified Taxes from any such payment, then (i) the amount paid shall be increased as necessary so that after all required deductions (including deductions applicable to additional sums payable under this Section) the Administrative Agent, Lender or Issuing Bank, as the case may be, receives the amount that such person would have received had no such deductions been made, (ii) such Loan Party shall make such deductions and (iii) such Loan Party shall timely pay the full amount deducted to the relevant Governmental Authority in accordance with applicable Requirements of Law.

          (b) Payment of Other Taxes by Borrower. Without limiting the provisions of paragraph (a) above, Borrower shall timely pay any Other Taxes to the relevant Governmental Authority in accordance with applicable Requirements of Law.
          (c) Indemnification by Borrower. Borrower shall indemnify the Administrative Agent, each Lender and the Issuing Bank, within 20 days after demand therefor, for the full amount of any Indemnified Taxes or Other Taxes (including Indemnified Taxes or Other Taxes imposed or asserted on or attributable to amounts payable under this Section) paid by the Administrative Agent, such Lender or the Issuing Bank, as the case may be, and any penalties, interest and reasonable expenses arising therefrom or with respect thereto, whether or not such Indemnified Taxes or Other Taxes were correctly or legally imposed or asserted by the relevant Governmental Authority. A certificate as to the amount of such payment or liability delivered to Borrower by a Lender or the Issuing Bank (with a copy to the Administrative Agent), or by the Administrative Agent on its own behalf or on behalf of a Lender or the Issuing Bank, shall be conclusive absent manifest error.
          (d) Evidence of Payments. As soon as practicable after any payment of Indemnified Taxes or Other Taxes by Borrower to a Governmental Authority, Borrower shall deliver to the Administrative Agent the original or a certified copy of a receipt issued by such Governmental Authority evidencing such payment and a copy of the return reporting such payment or other evidence of such payment reasonably satisfactory to the Administrative Agent.
          (e) Status of Lenders. Any Foreign Lender shall, to the extent it may lawfully do so, deliver to Borrower and the Administrative Agent (in such number of copies as shall be requested by the recipient) on or prior to the date on which such Foreign Lender becomes a Lender under this Agreement (and from time to time thereafter upon the request of Borrower or the Administrative Agent, but only if such Foreign Lender is legally entitled to do so), whichever of the following is applicable:
     (i) duly completed copies of Internal Revenue Service Form W-8BEN claiming eligibility for benefits of an income tax treaty to which the United States of America is a party,
     (ii) duly completed copies of Internal Revenue Service Form W-8ECI,
     (iii) in the case of a Foreign Lender claiming the benefits of the exemption for portfolio interest under Section 881(c) of the Code, (x) a certificate, in substantially the form of Exhibit Q, or any other form approved by the Administrative Agent, to the effect that such Foreign Lender is not (A) a “bank” within the meaning of Section 881(c)(3)(A) of the Code, (B) a “10 percent shareholder” of Borrower within the meaning of Section 881(c)(3)(B) of the Code, or (C) a “controlled foreign corporation” described in Section 881(c)(3)(C) of the Code and (y) duly completed copies of Internal Revenue Service Form W-8BEN, or
     (iv) any other form prescribed by applicable Requirements of Law as a basis for claiming exemption from or a reduction in United States Federal withholding tax duly completed together with such supplementary documentation as may be prescribed by applicable Requirements of Law to permit Borrower to determine the withholding or deduction required to be made.
          (f) Treatment of Certain Refunds. If the Administrative Agent, a Lender or the Issuing Bank determines, in its sole discretion, that it has received a refund of any Indemnified Taxes or Other Taxes as to which it has been indemnified by Borrower or with respect to which Borrower has paid additional amounts pursuant to this Section, it shall pay to Borrower an amount equal to such refund (but only to the extent of indemnity payments made, or additional amounts paid, by Borrower under this Section with respect to the Indemnified Taxes or Other Taxes giving rise to such refund), net of all out-of-pocket expenses of the Administrative Agent, such Lender or the Issuing Bank, as the case may be, and without interest (other than any interest paid by the relevant Governmental Authority with respect to such refund); provided that Borrower, upon the request of the Administrative Agent, such Lender or the Issuing Bank, agrees to repay the amount paid over to Borrower (plus any penalties, interest or other charges imposed by the relevant Governmental Authority) to the Administrative Agent, such Lender or the Issuing Bank in the event the Administrative Agent, such Lender or the Issuing Bank is required to repay such refund to such Governmental Authority. This paragraph shall not be construed to require the Administrative Agent, any Lender or the Issuing Bank to make available its tax returns (or any other information relating to its taxes that it deems confidential) to Borrower or any other person. Notwithstanding anything to the contrary, in no event will any Lender be required to pay any amount to Borrower pursuant to this Section 2.15(f) the payment of which (despite such Lender’s reasonable efforts to minimize taxes) would place such Lender in a less favorable net after-tax position than such Lender would have been in if the additional amounts giving rise to such refund of any Indemnified Taxes or Other Taxes had never been paid.
          SECTION 2.16 Mitigation Obligations; Replacement of Lenders.
          (a) Designation of a Different Lending Office. If any Lender requests compensation under Section 2.12, or requires Borrower to pay any additional amount to any Lender or any Governmental Authority for the account of any Lender pursuant to Section 2.15, then such Lender shall use reasonable efforts to designate a different lending office for funding or booking its Loans hereunder or to assign its rights and obligations hereunder to another of its offices, branches or affiliates, if, in the judgment of such Lender, such designation or assignment (i) would eliminate or reduce amounts payable pursuant to Section 2.12 or 2.15, as the case may be, in the future and (ii) would not subject such Lender to any unreimbursed cost or expense and would not otherwise be disadvantageous to such Lender. Borrower hereby agrees to pay all reasonable costs and expenses incurred by any Lender in connection with any such designation or assignment. A certificate setting forth such costs and expenses submitted by such Lender to Borrower shall be conclusive absent manifest error.
          (b) Replacement of Lenders. If any Lender requests compensation under Section 2.12, or if Borrower is required to pay any additional amount to any Lender or any Governmental Authority for the account of any Lender pursuant to Section 2.15, or if any Lender defaults in its obligation to fund Loans hereunder, or if Borrower exercises its replacement rights under Section 10.02(d), then Borrower may, at its sole expense and effort, upon notice to such Lender and the Administrative Agent, require such Lender to assign and delegate, without recourse (in accordance with and subject to the restrictions contained in, and consents required by, Section 10.04), all of its interests, rights and obligations under this Agreement and the other Loan Documents to an Eligible Assignee that shall assume such obligations (which assignee may be another Lender, if a Lender accepts such assignment); provided that:
     (i) Borrower shall have paid to the Administrative Agent the processing and recordation fee specified in Section 10.04(b);
     (ii) such Lender shall have received payment of an amount equal to the outstanding principal of its Loans and participations in LC Disbursements and Swingline Loans, accrued interest thereon, accrued fees and all other amounts payable to it hereunder and under the other

Loan Documents (including any amounts under Section 2.13), from the assignee (to the extent of such outstanding principal and accrued interest and fees) or Borrower (in the case of all other amounts);
     (iii) in the case of any such assignment resulting from a claim for compensation under Section 2.12 or payments required to be made pursuant to Section 2.15, such assignment will result in a reduction in such compensation or payments thereafter; and
     (iv) such assignment does not conflict with applicable Requirements of Law.
A Lender shall not be required to make any such assignment or delegation if, prior thereto, as a result of a waiver by such Lender or otherwise, the circumstances entitling Borrower to require such assignment and delegation cease to apply.
          SECTION 2.17 Swingline Loans.
          (a) Swingline Commitment. Subject to the terms and conditions set forth herein, the Swingline Lender agrees to make Swingline Loans to Borrower from time to time during the Revolving Availability Period, in an aggregate principal amount at any time outstanding that will not result in (i) the aggregate principal amount of outstanding Swingline Loans exceeding $5.0 million or (ii) the sum of the total Revolving Exposures exceeding the total Revolving Commitments; provided that the Swingline Lender shall not be required to make a Swingline Loan to refinance an outstanding Swingline Loan. Within the foregoing limits and subject to the terms and conditions set forth herein, Borrower may borrow, repay and reborrow Swingline Loans.
          (b) Swingline Loans. To request a Swingline Loan, Borrower shall deliver, by hand delivery or telecopier, a duly completed and executed Borrowing Request to the Administrative Agent and the Swingline Lender, not later than 2:00 p.m., New York City time, on the day of a proposed Swingline Loan. Each such notice shall be irrevocable and shall specify the requested date (which shall be a Business Day) and the amount of the requested Swingline Loan. Each Swingline Loan shall be an ABR Loan. The Swingline Lender shall make each Swingline Loan available to Borrower to an account as directed by Borrower in the applicable Borrowing Request maintained with the Administrative Agent (or, in the case of a Swingline Loan made to finance the reimbursement of an LC Disbursement as provided in Section 2.18(e), by remittance to the Issuing Bank) by 3:00 p.m., New York City time, on the requested date of such Swingline Loan. Borrower shall not request a Swingline Loan if at the time of or immediately after giving effect to the Credit Extension contemplated by such request a Default has occurred and is continuing or would result therefrom. Swingline Loans shall be made in minimum amounts of $1.0 million and integral multiples of $500,000 above such amount.
          (c) Prepayment. Borrower shall have the right at any time and from time to time to repay any Swingline Loan, in whole or in part, upon giving written notice to the Swingline Lender and the Administrative Agent before 12:00 (noon), New York City time, on the proposed date of repayment.
          (d) Participations. The Swingline Lender may at any time in its discretion by written notice given to the Administrative Agent (provided such notice requirement shall not apply if the Swingline Lender and the Administrative Agent are the same entity) not later than 11:00 a.m., New York City time, on the next succeeding Business Day following such notice require the Revolving Lenders to acquire participations on such Business Day in all or a portion of the Swingline Loans then outstanding. Such notice shall specify the aggregate amount of Swingline Loans in which Revolving Lenders will participate. Promptly upon receipt of such notice, the Administrative Agent will give notice thereof to each Revolving Lender, specifying in such notice such Lender’s Pro Rata Percentage of such Swingline Loan or Loans. Each Revolving Lender hereby absolutely and unconditionally agrees, upon receipt of notice as provided above, to pay to the Administrative Agent, for the account of the Swingline Lender, such Lender’s Pro Rata Percentage of such Swingline Loan or Loans. Each Revolving Lender acknowledges and agrees that its obligation to acquire participations in Swingline Loans pursuant to this paragraph is absolute and unconditional and shall not be affected by any circumstance whatsoever, including the occurrence and continuance of a Default or reduction or termination of the Commitments, and that each such payment shall be made without any offset, abatement, withholding or reduction whatsoever (so long as such payment shall not cause such Lender’s Revolving Exposure to exceed such Lender’s Revolving Commitment). Each Revolving Lender shall comply with its obligation under this paragraph by wire transfer of immediately available funds, in the same manner as provided in Section 2.02(c) with respect to Loans made by such Lender (and Section 2.02 shall apply, mutatis mutandis, to the payment obligations of the Revolving Lenders), and the Administrative Agent shall promptly pay to the Swingline Lender the amounts so received by it from the Revolving Lenders. The Administrative Agent shall notify Borrower of any participations in any Swingline Loan acquired by the Revolving Lenders pursuant to this paragraph, and thereafter payments in respect of such Swingline Loan shall be made to the Administrative Agent and not to the Swingline Lender. Any amounts received by the Swingline Lender from Borrower (or other party on behalf of Borrower) in respect of a Swingline Loan after receipt by the Swingline Lender of the proceeds of a sale of participations therein shall be promptly remitted to the Administrative Agent. Any such amounts received by the Administrative Agent shall be promptly remitted by the Administrative Agent to the Revolving Lenders that shall have made their payments pursuant to this paragraph, as their interests may appear. The purchase of participations in a Swingline Loan pursuant to this paragraph shall not relieve Borrower of any default in the payment thereof.
          SECTION 2.18 Letters of Credit.
          (a) General. Subject to the terms and conditions set forth herein, Borrower may request the Issuing Bank to issue Letters of Credit for its own account or the account of a Subsidiary of Borrower in a form reasonably acceptable to the Administrative Agent and the Issuing Bank, at any time and from time to time during the Revolving Availability Period (provided that Borrower shall be a co-applicant, and be jointly and severally liable, with respect to each Letter of Credit issued for the account of a Subsidiary of Borrower). The Issuing Bank shall not issue, and Borrower shall not request the issuance of, any Letter of Credit at any time if after giving effect to such issuance, the LC Exposure would exceed the LC Commitment or the total Revolving Exposure would exceed the total Revolving Commitments. In the event of any inconsistency between the terms and conditions of this Agreement and the terms and conditions of any form of letter of credit application or other agreement submitted by Borrower to, or entered into by Borrower with, the Issuing Bank relating to any Letter of Credit, the terms and conditions of this Agreement shall control.
          (b) Request for Issuance, Amendment, Renewal, Extension; Certain Conditions and Notices. To request the issuance of a Letter of Credit or the amendment, renewal or extension of an outstanding Letter of Credit, Borrower shall deliver, by hand or telecopier (or transmit by electronic communication, if arrangements for doing so have been approved by the Issuing Bank), an LC Request to the Issuing Bank and the Administrative Agent not later than 11:00 a.m. on the third Business Day preceding the requested date of issuance, amendment, renewal or extension (or such later date and time as is acceptable to the Issuing Bank).

          A request for an initial issuance of a Letter of Credit shall specify in form and detail satisfactory to the Issuing Bank:
     (i) the proposed issuance date of the requested Letter of Credit (which shall be a Business Day);
     (ii) the amount thereof;
     (iii) the expiry date thereof (which shall not be later than the close of business on the Letter of Credit Expiration Date);
     (iv) the name and address of the beneficiary thereof;
     (v) whether the Letter of Credit is to be issued for its own account or for the account of one of its Subsidiaries (provided that Borrower shall be a co-applicant, and therefore jointly and severally liable, with respect to each Letter of Credit issued for the account of a Subsidiary);
     (vi) the documents to be presented by such beneficiary in connection with any drawing thereunder;
     (vii) the full text of any certificate to be presented by such beneficiary in connection with any drawing thereunder; and
     (viii) such other matters as the Issuing Bank may reasonably require.
          A request for an amendment, renewal or extension of any outstanding Letter of Credit shall specify in form and detail satisfactory to the Issuing Bank:
     (i) the Letter of Credit to be amended, renewed or extended;
     (ii) the proposed date of amendment, renewal or extension thereof (which shall be a Business Day);
     (iii) the nature of the proposed amendment, renewal or extension; and
     (iv) such other matters as the Issuing Bank may reasonably require.
If requested by the Issuing Bank, Borrower also shall submit a letter of credit application on the Issuing Bank’s standard form in connection with any request for a Letter of Credit. A Letter of Credit shall be issued, amended, renewed or extended only if (and, upon issuance, amendment, renewal or extension of each Letter of Credit, Borrower shall be deemed to represent and warrant that), after giving effect to such issuance, amendment, renewal or extension, (i) the LC Exposure shall not exceed the LC Commitment, (ii) the total Revolving Exposures shall not exceed the total Revolving Commitments and (iii) the conditions set forth in Section 4.02(b) and (c) in respect of such issuance, amendment, renewal or extension shall have been satisfied. Unless the Issuing Bank shall agree otherwise, no Letter of Credit shall be in an initial amount less than $100,000, in the case of a Commercial Letter of Credit, or $500,000, in the case of a Standby Letter of Credit, or is to be denominated in a currency other than dollars.
          Upon the issuance of any Letter of Credit or amendment, renewal, extension or modification to a Letter of Credit, the Issuing Bank shall promptly notify the Administrative Agent, who shall promptly notify each Revolving Lender, thereof, which notice shall be accompanied by a copy of such Letter of Credit or amendment, renewal, extension or modification to a Letter of Credit and the amount of such Lender’s respective participation in such Letter of Credit pursuant to Section 2.18(d). On the first Business Day of each calendar month, the Issuing Bank shall provide to the Administrative Agent a report listing all outstanding Letters of Credit and the amounts and beneficiaries thereof and the Administrative Agent shall promptly provide such report to each Revolving Lender.
          (c) Expiration Date. (i) Each Letter of Credit shall expire at or prior to the close of business on the earlier of (a) in the case of a Standby Letter of Credit, (x) the date which is one year after the date of the issuance of such Standby Letter of Credit (or, in the case of any renewal or extension thereof, one year after such renewal or extension) and (y) the Letter of Credit Expiration Date and (b) in the case of a Commercial Letter of Credit, (x) the date that is 180 days after the date of issuance of such Commercial Letter of Credit (or, in the case of any renewal or extension thereof, 180 days after such renewal or extension) and (y) the Letter of Credit Expiration Date.
          (ii) If Borrower so requests in any Letter of Credit Request, the Issuing Bank may, in its sole and absolute discretion, agree to issue a Letter of Credit that has automatic renewal provisions (each, an “Auto-Renewal Letter of Credit”); provided that any such Auto-Renewal Letter of Credit must permit the Issuing Bank to prevent any such renewal at least once in each twelve-month period (commencing with the date of issuance of such Letter of Credit) by giving prior notice to the beneficiary thereof not later than a day in each such twelve-month period to be agreed upon at the time such Letter of Credit is issued. Unless otherwise directed by the Issuing Bank, Borrower shall not be required to make a specific request to the Issuing Bank for any such renewal. Once an Auto-Renewal Letter of Credit has been issued, the Revolving Lenders shall be deemed to have authorized (but may not require) the Issuing Bank to permit the renewal of such Letter of Credit at any time to an expiry date not later than the earlier of (i) one year from the date of such renewal and (ii) the Letter of Credit Expiration Date; provided that the Issuing Bank shall not permit any such renewal if (x) the Issuing Bank has determined that it would have no obligation at such time to issue such Letter of Credit in its renewed form under the terms hereof (by reason of the provisions of Section 2.18(1) or otherwise), or (y) it has received notice on or before the day that is two Business Days before the date which has been agreed upon pursuant to the proviso of the first sentence of this paragraph, (1) from the Administrative Agent that any Revolving Lender directly affected thereby has elected not to permit such renewal or (2) from the Administrative Agent or Borrower that one or more of the applicable conditions specified in Section 4.02 are not then satisfied.
          (d) Participations. By the issuance of a Letter of Credit (or an amendment to a Letter of Credit increasing the amount thereof) and without any further action on the part of the Issuing Bank or the Lenders, the Issuing Bank hereby irrevocably grants to each Revolving Lender, and each Revolving Lender hereby acquires from the Issuing Bank, a participation in such Letter of Credit equal to such Revolving Lender’s Pro Rata Percentage of the aggregate amount available to be drawn under such Letter of Credit. In consideration and in furtherance of the foregoing, each Revolving Lender hereby absolutely and unconditionally agrees to pay to the Administrative Agent, for the account of the Issuing Bank, such Revolving Lender’s Pro Rata Percentage of each LC Disbursement made by the Issuing Bank and not reimbursed by Borrower on the date due as provided in Section 2.18(e), or of any reimbursement payment required to be refunded to Borrower for any reason. Each Revolving Lender acknowledges and agrees that its obligation to acquire participations pursuant to this paragraph in respect of Letters of Credit is absolute and unconditional and shall not be affected by any circumstance whatsoever, including any amendment, renewal or extension of any Letter of Credit or the occurrence and continuance of a Default or reduction or termination of the Commitments, or expiration, termina-

tion or cash collateralization of any Letter of Credit and that each such payment shall be made without any offset, abatement, withholding or reduction whatsoever.
          (e) Reimbursement.
     (i) If the Issuing Bank shall make any LC Disbursement in respect of a Letter of Credit, Borrower shall reimburse such LC Disbursement by paying to the Issuing Bank an amount equal to such LC Disbursement not later than 3:00 p.m., New York City time, on the date that such LC Disbursement is made if Borrower shall have received notice of such LC Disbursement prior to 11:00 a.m., New York City time, on such date, or, if such notice has not been received by Borrower prior to such time on such date, then not later than 3:00 p.m., New York City time, on the Business Day immediately following the day that Borrower receives such notice; provided that Borrower may, subject to the conditions to borrowing set forth in Article IV, request in accordance with Section 2.03 that such payment be financed with ABR Revolving Loans or Swingline Loans in an equivalent amount and, to the extent so financed, Borrower’s obligation to make such payment shall be discharged and replaced by the resulting ABR Revolving Loans or Swingline Loans.
     (ii) If Borrower fails to make such payment when due, the Issuing Bank shall notify the Administrative Agent and the Administrative Agent shall notify each Revolving Lender of the applicable LC Disbursement, the payment then due from Borrower in respect thereof and such Revolving Lender’s Pro Rata Percentage thereof. Each Revolving Lender shall pay by wire transfer of immediately available funds to the Administrative Agent not later than 2:00 p.m., New York City time, on such date (or, if such Revolving Lender shall have received such notice later than 12:00 noon, New York City time, on any day, not later than 11:00 a.m., New York City time, on the immediately following Business Day), an amount equal to such Revolving Lender’s Pro Rata Percentage of the unreimbursed LC Disbursement in the same manner as provided in Section 2.02(c) with respect to Revolving Loans made by such Revolving Lender, and the Administrative Agent will promptly pay to the Issuing Bank the amounts so received by it from the Revolving Lenders. The Administrative Agent will promptly pay to the Issuing Bank any amounts received by it from Borrower pursuant to the above paragraph prior to the time that any Revolving Lender makes any payment pursuant to the preceding sentence and any such amounts received by the Administrative Agent from Borrower thereafter will be promptly remitted by the Administrative Agent to the Revolving Lenders that shall have made such payments and to the Issuing Bank, as appropriate.
     (iii) If any Revolving Lender shall not have made its Pro Rata Percentage of such LC Disbursement available to the Administrative Agent as provided above, each of such Revolving Lender and Borrower severally agrees to pay interest on such amount, for each day from and including the date such amount is required to be paid in accordance with the foregoing to but excluding the date such amount is paid, to the Administrative Agent for the account of the Issuing Bank at (i) in the case of Borrower, the rate per annum set forth in Section 2.18(h) and (ii) in the case of such Lender, at a rate determined by the Administrative Agent in accordance with banking industry rules or practices on interbank compensation.
          (f) Obligations Absolute. The Reimbursement Obligation of Borrower as provided in Section 2.18(e) shall be absolute, unconditional and irrevocable, and shall be paid and performed strictly in accordance with the terms of this Agreement under any and all circumstances what soever and irrespective of (i) any lack of validity or enforceability of any Letter of Credit or this

Agreement, or any term or provision therein; (ii) any draft or other document presented under a Letter of Credit being proved to be forged, fraudulent, invalid or insufficient in any respect or any statement therein being untrue or inaccurate in any respect; (iii) payment by the Issuing Bank under a Letter of Credit against presentation of a draft or other document that fails to comply with the terms of such Letter of Credit; (iv) any other event or circumstance whatsoever, whether or not similar to any of the foregoing, that might, but for the provisions of this Section 2.18, constitute a legal or equitable discharge of, or provide a right of setoff against, the obligations of Borrower hereunder; (v) the fact that a Default shall have occurred and be continuing; or (vi) any material adverse change in the business, property, results of operations, prospects or condition, financial or otherwise, of Borrower and its Subsidiaries. None of the Agents, the Lenders, the Issuing Bank or any of their Affiliates shall have any liability or responsibility by reason of or in connection with the issuance or transfer of any Letter of Credit or any payment or failure to make any payment thereunder (irrespective of any of the circumstances referred to in the preceding sentence), or any error, omission, interruption, loss or delay in transmission or delivery of any draft, notice or other communication under or relating to any Letter of Credit (including any document required to make a drawing thereunder), any error in interpretation of technical terms or any consequence arising from causes beyond the control of the Issuing Bank; provided that the foregoing shall not be construed to excuse the Issuing Bank from liability to Borrower to the extent of any direct damages (as opposed to consequential damages, claims in respect of which are hereby waived by Borrower to the extent permitted by applicable Requirements of Law) suffered by Borrower that are caused by the Issuing Bank’s failure to exercise care when determining whether drafts and other documents presented under a Letter of Credit comply with the terms thereof. The parties hereto expressly agree that, in the absence of gross negligence or willful misconduct on the part of the Issuing Bank (as finally determined by a court of competent jurisdiction), the Issuing Bank shall be deemed to have exercised care in each such determination. In furtherance of the foregoing and without limiting the generality thereof, the parties agree that, with respect to documents presented which appear on their face to be in substantial compliance with the terms of a Letter of Credit, the Issuing Bank may, in its sole discretion, either accept and make payment upon such documents without responsibility for further investigation, regardless of any notice or information to the contrary, or refuse to accept and make payment upon such documents if such documents are not in strict compliance with the terms of such Letter of Credit.
          (g) Disbursement Procedures. The Issuing Bank shall, promptly following its receipt thereof, examine all documents purporting to represent a demand for payment under a Letter of Credit. The Issuing Bank shall promptly give written notice to the Administrative Agent and Borrower of such demand for payment and whether the Issuing Bank has made or will make an LC Disbursement thereunder; provided that any failure to give or delay in giving such notice shall not relieve Borrower of its Reimbursement Obligation to the Issuing Bank and the Revolving Lenders with respect to any such LC Disbursement (other than with respect to the timing of such Reimbursement Obligation set forth in Section 2.18(e)).
          (h) Interim Interest. If the Issuing Bank shall make any LC Disbursement, then, unless Borrower shall reimburse such LC Disbursement in full on the date such LC Disbursement is made, the unpaid amount thereof shall bear interest payable on demand, for each day from and including the date such LC Disbursement is made to but excluding the date that Borrower reimburses such LC Disbursement, at the rate per annum determined pursuant to Section 2.06(c). Interest accrued pursuant to this paragraph shall be for the account of the Issuing Bank, except that interest accrued on and after the date of payment by any Revolving Lender pursuant to Section 2.18(e) to reimburse the Issuing Bank shall be for the account of such Lender to the extent of such payment.

          (i) Cash Collateralization. If any Event of Default shall occur and be continuing, on the Business Day that Borrower receives notice from the Administrative Agent or the Required Lenders (or, if the maturity of the Loans has been accelerated, Revolving Lenders with LC Exposure representing greater than 50% of the total LC Exposure) demanding the deposit of cash collateral pursuant to this paragraph, Borrower shall deposit on terms and in accounts satisfactory to the Collateral Agent, in the name of the Collateral Agent and for the benefit of the Revolving Lenders, an amount in cash equal to the LC Exposure as of such date plus any accrued and unpaid interest thereon; provided that the obligation to deposit such cash collateral shall become effective immediately, and such deposit shall become immediately due and payable, without demand or other notice of any kind, upon the occurrence of any Event of Default with respect to Holdings or Borrower or any Material Subsidiary Guarantor described in Section 8.01(g) or (h). Funds so deposited shall be applied by the Collateral Agent to reimburse the Issuing Bank for LC Disbursements for which it has not been reimbursed and, to the extent not so applied, shall be held for the satisfaction of outstanding Reimbursement Obligations or, if the maturity of the Loans has been accelerated (but subject to the consent of Revolving Lenders with LC Exposure representing greater than 50% of the total LC Exposure), be applied to satisfy other Obligations of Borrower under this Agreement. If Borrower is required to provide an amount of cash collateral hereunder as a result of the occurrence of an Event of Default, such amount plus any accrued interest or realized profits with respect to such amounts (to the extent not applied as aforesaid) shall be returned to Borrower within three Business Days after all Events of Default have been cured or waived.
          (j) Additional Issuing Banks. Borrower may, at any time and from time to time, designate one or more additional Revolving Lenders to act as an issuing bank under the terms of this Agreement, with the consent of the Administrative Agent (which consent shall not be unreasonably withheld), the Issuing Bank and such Revolving Lender(s). Any Lender designated as an issuing bank pursuant to this paragraph (j) shall be deemed (in addition to being a Revolving Lender) to be the Issuing Bank with respect to Letters of Credit issued or to be issued by such Revolving Lender, and all references herein and in the other Loan Documents to the term “Issuing Bank” shall, with respect to such Letters of Credit, be deemed to refer to such Revolving Lender in its capacity as Issuing Bank, as the context shall require.
          (k) Resignation or Removal of the Issuing Bank. The Issuing Bank may resign as Issuing Bank hereunder at any time upon at least 30 days’ prior notice to the Lenders, the Administrative Agent and Borrower. The Issuing Bank may be replaced at any time by written agreement among Borrower, each Agent, the replaced Issuing Bank and the successor Issuing Bank. The Administrative Agent shall notify the Lenders of any such replacement of the Issuing Bank or any such additional Issuing Bank. At the time any such resignation or replacement shall become effective, Borrower shall pay all unpaid fees accrued for the account of the replaced Issuing Bank pursuant to Section 2.05(c). From and after the effective date of any such resignation or replacement or addition, as applicable, (i) the successor or additional Issuing Bank shall have all the rights and obligations of the Issuing Bank under this Agreement with respect to Letters of Credit to be issued by it thereafter and (ii) references herein to the term “Issuing Bank” shall be deemed to refer to such successor or such addition or to any previous Issuing Bank, or to such successor or such addition and all previous Issuing Banks, as the context shall require. After the resignation or replacement of an Issuing Bank hereunder, the replaced Issuing Bank shall remain a party hereto and shall continue to have all the rights and obligations of an Issuing Bank under this Agreement with respect to Letters of Credit issued by it prior to such resignation or replacement, but shall not be required to issue additional Letters of Credit. If at any time there is more than one Issuing Bank hereunder, Borrower may, in its discretion, select which Issuing Bank is to issue any particular Letter of Credit.

          (1) Other. The Issuing Bank shall be under no obligation to issue any Letter of Credit if
     (i) any order, judgment or decree of any Governmental Authority or arbitrator shall by its terms purport to enjoin or restrain the Issuing Bank from issuing such Letter of Credit, or any Requirement of Law applicable to the Issuing Bank or any request or directive (whether or not having the force of law) from any Governmental Authority with jurisdiction over the Issuing Bank shall prohibit, or request that the Issuing Bank refrain from, the issuance of letters of credit generally or such Letter of Credit in particular or shall impose upon the Issuing Bank with respect to such Letter of Credit any restriction, reserve or capital requirement (for which the Issuing Bank is not otherwise compensated hereunder) not in effect on the Closing Date, or shall impose upon the Issuing Bank any unreimbursed loss, cost or expense which was not applicable on the Closing Date and which the Issuing Bank in good faith deems material to it; or
     (ii) the issuance of such Letter of Credit would violate one or more policies of the Issuing Bank.
The Issuing Bank shall be under no obligation to amend any Letter of Credit if (A) the Issuing Bank would have no obligation at such time to issue such Letter of Credit in its amended form under the terms hereof, or (B) the beneficiary of such Letter of Credit does not accept the proposed amendment to such Letter of Credit.
ARTICLE III
REPRESENTATIONS AND WARRANTIES
          Each Loan Party represents and warrants to the Administrative Agent, the Collateral Agent, the Issuing Bank and each of the Lenders (with references to the Companies being references thereto after giving effect to the Transactions unless otherwise expressly stated) that:
          SECTION 3.01 Organization; Powers. Each Company (a) is duly organized and validly existing under the laws of the jurisdiction of its organization, (b) has all requisite power and authority to carry on its business as now conducted and to own and lease its property and (c) is qualified and in good standing (to the extent such concept is applicable in the applicable jurisdiction) to do business in every jurisdiction where such qualification is required, except in such jurisdictions where the failure to so qualify or be in good standing, individually or in the aggregate, could not reasonably be expected to result in a Material Adverse Effect. There is no existing default under any Organizational Document of any Company or any event which, with the giving of notice or passage of time or both, would constitute a default by any Company thereunder.
          SECTION 3.02 Authorization; Enforceability. The Transactions to be entered into by each Loan Party are within such Loan Party’s powers and have been duly authorized by all necessary action on the part of such Loan Party. This Agreement has been duly executed and delivered by each Loan Party and constitutes, and each other Loan Document to which any Loan Party is to be a party, when executed and delivered by such Loan Party, will constitute, a legal, valid and binding agreement of such Loan Party, enforceable in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium or other laws affecting creditors’ rights generally and subject to general principles of equity, regardless of whether considered in a proceeding in equity or at law.

          SECTION 3.03 No Conflicts or Consents. Except as set forth on Schedule 3.03, the Transactions (a) do not require any consent or approval of, registration or filing with, or any other action by, any Governmental Authority, except (i) such as have been obtained or made and are in full force and effect, (ii) filings necessary to perfect (to the extent required by the applicable Security Agreement) Liens created by the Loan Documents and (iii) consents, approvals, registrations, filings, permits or actions the failure to obtain or perform which could not reasonably be expected to result in a Material Adverse Effect, (b) will not violate the Organizational Documents of any Company, (c) will not in any material respect violate any Requirement of Law (including, without limitation, any Mining Permit or Environmental Permit), (d) will not violate or result in a default or require any consent or approval under any indenture, Lease, Mining Tenure, agreement, Mining Permit, Environmental Permit or other instrument binding upon any Company or its property, or give rise to a right thereunder to require any payment to be made by any Company, except for violations, defaults or the creation of such rights that could not reasonably be expected to result in a Material Adverse Effect, and (e) will not result in the creation or imposition of any Lien on any property of any Company, except Liens created by the Loan Documents and Permitted Liens.
          SECTION 3.04 Financial Statements; Projections.
          (a) Historical Financial Statements of Holdings. Holdings has heretofore delivered to the Lenders the consolidated balance sheets and related statements of income and cash flows of Holdings (i) as of and for the fiscal year ended December 31, 2005 and as of and for the six-month period ended December 31, 2004, audited by and accompanied by the unqualified opinion of Wasserman Ramsay, independent chartered accountants, and (ii) as of and for the six-month period ended June 30, 2006 and for the comparable period of the preceding fiscal year, in each case, certified by the chief financial officer of Holdings. Such financial statements and all financial statements of Holdings delivered pursuant to Sections 5.01(a) and (b) have been prepared in accordance with GAAP and present fairly in all material respects the financial condition and results of operations and cash flows of Holdings as of the dates and for the periods to which they relate, and all financial statements of Holdings delivered pursuant to Section 5.01(c) have been prepared in accordance with the requirements of such section.
          (b) Annual and Quarterly Historical Financial Statements of Borrower and the Acquired Business. Borrower has heretofore delivered to the Lenders the consolidated balance sheets and related statements of income, stockholders’ equity and cash flows of the Acquired Business (i) as of and for the fiscal years ended September 30, 2005 and September 30, 2004, audited by and accompanied by the unqualified opinion of Ehrhardt Keefe Steiner & Holtman PC, independent public accountants, and (ii) as of and for the nine-month periods ended June 30, 2006 and 2005, in each case, certified by the chief financial officer of Borrower. Such financial statements have been prepared in accordance with U.S. GAAP and present fairly in all material respects the financial condition and results or operations and cash flows of the Acquired Business as of the dates and for the periods to which they relate. All financial statements of Borrower delivered pursuant to Sections 5.01(a) and (b) have been prepared in accordance with GAAP (except for the annual financial statements of Borrower for the year ended September 30, 2006, which shall be prepared in accordance with U.S. GAAP) and present fairly in all material respects the financial condition and results or operations and cash flows of Borrower as of the dates and for the periods to which they relate, and all financial statements of Borrower delivered pursuant to Section 5.01(c) have been prepared in accordance with the requirements of such section.

          (c) Monthly Historical Financial Statements of Borrower and the Acquired Business. Borrower has heretofore delivered to the Lenders the consolidated balance sheet and related statements of income of the Acquired Business as of and for the months ended July 31, 2006, August 31, 2006 and September 30, 2006 and for the comparable periods of the preceding fiscal year. To the knowledge of the Borrower, such financial statements of the Acquired Business have been prepared in a manner consistent with the internal management statements of the Acquired Business previously delivered to the Administrative Agent.
          (d) No Liabilities. Except as set forth in the financial statements referred to in Sections 3.04(a)-(c) and except as set forth in Schedule 6.01(b), there are no liabilities of any Company of any kind, whether accrued, contingent, absolute, determined, determinable or otherwise, which could reasonably be expected to result in a Material Adverse Effect, and there is no existing condition, situation or set of circumstances which could reasonably be expected to result in such a liability, other than liabilities under the Loan Documents and the Second Lien Documents. At the Closing Date, since September 30, 2005, no change shall have occurred and no information shall have been disclosed to or discovered by the Administrative Agent (including, without limitation, information contained in any review or report required to be provided to it in connection herewith), which the Administrative Agent determines has had or could reasonably be expected to have either (A) a material adverse effect on the business, properties, financial condition or results of operations of the Acquired Business and its subsidiaries, taken as a whole (other than effects relating to (1) the molybdenum mining industry in general that do not have a materially disproportionate impact on the Acquired Business and its subsidiaries, taken as a whole, compared to other industry participants, (2) general economic, financial, securities market, regulatory or political conditions in the United States or elsewhere that do not have a materially disproportionate impact on the Acquired Business and its subsidiaries, taken as a whole, (3) the announcement of the Acquisition Agreement, (4) the relative values of the United States dollar and the Canadian dollar or (5) decreases in the price of molybdenum) or (B) a material adverse effect on the ability of the Acquired Business to perform its obligations under the Acquisition Agreement. Thereafter, since September 30, 2005, there has been no event, change, circumstance or occurrence that, individually or in the aggregate, has had or could reasonably be expected to result in a Material Adverse Effect.
          (e) Pro Forma Financial Statements. Holdings has heretofore delivered to the Lenders Holdings’ unaudited pro forma consolidated balance sheet as of June 30, 2006 after giving effect to the transactions described therein as if they had occurred on such date, and a statement of operations for the six month period ended June 30, 2006 and for the year ended December 31, 2005 after giving effect to the transactions described therein as if they had occurred as of the beginning of such period. Such pro forma financial statements have been prepared in good faith by Holdings, based on the assumptions stated therein (which assumptions are believed by the Loan Parties on the Closing Date to be reasonable), are based on the best information available to the Loan Parties as of the date of delivery thereof, accurately reflect all adjustments required to be made to give effect to the transactions, and present fairly in all material respects the pro forma consolidated financial position and results of operations of Holdings as of such date and for such periods, assuming that the transactions described therein had occurred at such dates. Borrower has heretofore delivered to the Lenders Borrower’s unaudited pro forma consolidated balance sheet as of September 30, 2006 after giving effect to the Transactions as if they had occurred on such date, and a statement of income for the year ended September 30, 2006 after giving effect to the Transactions as if they had occurred as of the beginning of such period. Such pro forma financial statements have been prepared in good faith by the Loan Parties, based on the assumptions stated therein (which assumptions are believed by the Loan Parties on the date hereof and on the Closing Date to be reasonable), are based on the best information available to the Loan Parties as of the date of delivery thereof and accurately reflect all adjustments required to be made to give effect to the Transactions.
          (f) Forecasts. The forecasts of financial performance of Borrower and its subsidiaries furnished to the Lenders have been prepared in good faith by Borrower and based on assumptions believed by Borrower to be reasonable.
          SECTION 3.05 Properties.
          (a) Generally. Each Company has good and marketable title to, valid leasehold interests in or other good and valid rights to utilize and exploit, all its property (including, without limitation, all Mortgaged Property) material to its business as currently conducted, free and clear of all Liens except (i) in the case of Collateral, Permitted Collateral Liens (ii) in the case of all other property material to its business as currently conducted, Permitted Liens and minor irregularities or deficiencies in title that, individually or in the aggregate, do not materially interfere with its ability to conduct its business as currently conducted, and (iii) as would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect. The property of the Companies, taken as a whole, (i) is in good operating order, condition and repair (ordinary wear and tear excepted), failure of which could not reasonably be expected to result in a Material Adverse Effect and (ii) constitutes all the property which is required for the business and operations of the Companies as presently conducted and proposed to be conducted.
          (b) Real Property. Schedules 8(a), 8(b), and 8(c) to the Perfection Certificate dated the Closing Date contain a true and complete list of each interest in Real Property (i) owned by any Company as of the date hereof and describes the type of interest therein held by such Company and whether such owned Real Property is leased or otherwise demised and if leased or otherwise demised whether the underlying Lease contains any option to purchase all or any portion of such Real Property or any interest therein or contains any right of first refusal relating to any sale of such Real Property or any portion thereof or interest therein, (ii) leased, subleased, licensed, claimed or otherwise occupied or utilized by any Company, as lessee, sublessee, franchisee, licensee, claimant or other grantee, as of the date hereof and describes the type of interest therein held by such Company and, in each of the cases described in clauses (i) and (ii) of this Section 3.05(b), whether any Lease requires the consent of the landlord or tenant thereunder, or other party thereto, to the Transactions and (iii) constituting water rights owned or used by any Company in connection with the operation of any Mortgaged Property and (1) such water rights are sufficient in quantity, priority, and type for the continued operation of the business as contemplated in the current plan of operation as filed with the Governmental Authorities and there are no applications to appropriate, transfer or otherwise acquire or convey any water rights by or on behalf of the Companies, (2) such water rights are valid and existing water rights and all have been properly claimed in and are partially decreed in the Snake River Basin Adjudication (“SRBA”) and (3) there exist no unresolved objections or other challenges pending or threatened against any of the water rights in the SRBA or otherwise. All of the Real Property required for or otherwise material to the business and operations of the Companies are as of the Closing Date encumbered by Mortgages other than the Endako Mine (for certainty only, the interests of Blue Pearl Mining Inc. under the Davidson Vending Agreement, and not the underlying assets are subject to the lien and security interest granted to the Collateral Agent pursuant to the Canadian Security Agreements) in favor of the Collateral Agent (a) including, without limitation, all of the mineral interests, land positions and reserves and related surface Improvements owned and leased by any Loan Party in the Commonwealth of Pennsylvania (including the Langeloth Facility that are material to the business and operations of the Companies); (b) all of the mineral interests, land positions, resources and re-

serves and related surface Improvements owned and leased by any Loan Party in the State of Idaho (including the Thompson Creek Mine that are material to the business and operations of the Companies); (c) all of the mineral interests, land positions, resources and reserves and related surface Improvements (including, without limitation, the Davidson Project and the Endako Mine) owned or leased by any Loan Party in Canada that are material to the business and operations of the Companies; (d) any and all other interests in Real Property owned, leased or otherwise held by any Loan Party, in each case whether now owned, leased, otherwise held or hereafter owned, leased, otherwise held that are material to the business and operations of the Companies (the properties described in clauses (a) through (d) of this sentence and more particularly discussed in Annex III, collectively, the “Covered Properties”). As of the Closing Date, no Loan Party owns, leases or otherwise holds any mineral interests or land positions or resources or reserves in jurisdictions other than those listed in clauses (a) through (d) of the preceding sentence. Annex IV has been prepared in good faith and is a true and correct summary of all the Real Property owned, leased or otherwise held by any Loan Party. Annex III has been prepared in good faith and is a true and correct summary of all the Covered Property.
          Schedules 8(a), 8(b) and 8(c) also contain the municipal address (if any) and the legal description of each such interest in Real Property.
          (c) No Casualty Event. No Company has received any notice of, nor has any knowledge of, the occurrence or pendency or contemplation of any Casualty Event affecting all or any portion of its property. No Mortgage encumbers improved Real Property that is located in an area that: (i) is in the United States and has been identified by the Secretary of Housing and Urban Development as an area having special flood hazards within the meaning of the National Flood Insurance Act of 1968 unless flood insurance available under such Act has been obtained in accordance with Section 5.04; and (ii) is in Canada and, to the extent applicable, is an area regulated as a flood plain or conservation area or is affected by a flood plain covenant registered against title to such Real Property.
          (d) No Notice of Claim. Except as set forth on Schedule 3.05(d), no Company has received written or, to the knowledge of such Company, other notice of claims that such Company has mined any material molybdenum that it did not have the right to mine or mined any material molybdenum in such a manner as to give rise to any claims for loss, waste or trespass, and, to the knowledge of such Company, no facts exist upon which such a claim could be based.
          (e) Collateral. Each Company owns or has rights to use all of the Collateral and all rights with respect to any of the foregoing used in, necessary for or material to each Company’s business as currently conducted. The use by each Company of such Collateral and all such rights with respect to the foregoing do not infringe on the rights of any person other than such infringement which could not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect. No claim has been made and remains outstanding that any Company’s use of any Collateral does or may violate the rights of any third party that could, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect.
Also, with respect to the Real Property:
     (i) No Encroachment. Except as otherwise shown on the Surveys and other than as would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect, (i) the buildings and other improvements on the Covered Property are located wholly within the boundaries of the Covered Property and do not encroach upon any registered or unregistered easement or right-of-way affecting the Covered Property and (ii) there is no en-

croachment onto the Covered Property by buildings or other improvements from any adjoining lands.
     (ii) Construction. The buildings and other improvements on the Lands have been constructed in a good and workmanlike manner and in compliance with applicable Requirements of Law other than any failure to so construct or comply which would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect. The buildings and other improvements on the Real Property are in good operating condition and repair, and are suitable and adequate for the purposes for which they have been designed other than any failure as would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect. All amounts for labor and materials relating to the construction and repair of the buildings and other improvements on the Real Property have been paid in full other than any failure as would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect and, except for Permitted Liens, no one has a right to file a construction, builders’, mechanics’ or similar lien in respect of the payment of such amounts under any Requirement of Law other than those which if unpaid would not, individually or in the aggregate be expected to result in a Material Adverse Effect.
     (iii) Utilities. All utilities required for the operation of the business as currently carried on in the ordinary course from the Real Property connect into the Real Property through adjoining public highways or, if they pass through adjoining private land, do so in accordance with valid registered easements and are sufficient for the operation of the Real Property for purposes of the Business other than any invalidity or insufficiency which would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect. There is nothing owing by the Company in respect of the supply to or use by it of water, gas, electrical power or energy, steam or hot water or other utilities (except for current accounts the payment dates of which have not yet passed or those which if unpaid would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect).
     (iv) Access. The Real Property has full and free legally enforceable access to and from public highways, which access is sufficient for the purposes of the operation of the business as currently carried on in the ordinary course, and no Company has knowledge of any fact or condition that would result in the interruption or termination of such access.
Also, with respect to each Real Property in which a Company has an interest under a Lease:
     (v) Leases. All Leases are to a Company as the tenant, licensee or other grantee and (except for office leases as set out in Schedules 8(a) and 8(b) and except for leases of unpatented mining claims as shown in the Idaho Mortgage) are from a Governmental Authority as the landlord, licensor or other grantor. Other than as would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect, each Lease is valid and subsisting, in full force and effect, unamended by oral or written agreement (except as set out in Schedules 8(a) and 8(b)), and the Company is entitled to the full benefit and advantage of each such Lease in accordance with its terms. Other than as would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect, each Lease is in good standing and there has not been any default by any party under any Lease nor is there any dispute between the Company and any landlord, licensor or other grantor under any Lease or any notice of termination or default given by either party to the other.

     (vi) Copies. A full copy of each Lease has been delivered to the Collateral Agent. There are no arrears of rent or other defaults under any Lease nor are there any disputes between the parties to it other than those which would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect.
     (vii) No Rights or Claims. All surface Improvements described in the definition of Covered Properties are located in Covered Property and, with respect to each Covered Property on which surface Improvements are located, there are no rights or claims of parties in possession not shown by the public records, encroachments, overlaps, boundary line disputes or other matters which would be disclosed by an accurate survey or inspection of the premises except as could not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.
Also with respect to Unpatented Claims:
          The applicable Loan Party shall pay all fees required by any Governmental Authority or required by law in order to maintain the Unpatented Claims and Mill Sites included within the Mortgaged Property to the extent required to avoid a Material Adverse Effect. The applicable Loan Party will timely record with the appropriate county or other applicable Governmental Authority and file with the appropriate United States agency or other applicable Governmental Authority any required affidavits, notices of intent to hold, and any other documents in proper form attesting to the payment of the governmental fees and intent to hold the claims and sites, in each case in sufficient detail to reflect compliance with the requirements applicable to each claim and site and to the extent required to avoid a Material Adverse Effect.
          The applicable Loan Party shall perform any required assessment work for the purposes of preserving and maintaining ownership of the claims, in good faith belief of its validity as annual assessment work and in accordance with the standard of care of a reasonable mining company engaged in like work in the vicinity in which it is performed to the extent required to avoid a Material Adverse Effect. The applicable Loan Party will timely record with the appropriate county or other applicable Governmental Authority and file with the appropriate United States agency or other applicable Governmental Authority any required affidavits of annual assessment work and any other documents in proper form attesting to the assessment work completed to hold the claims, in each case in sufficient detail to reflect compliance with the requirements applicable to each claim, and in each case to the extent required to avoid a Material Adverse Effect.
          SECTION 3.06 Intellectual Property.
          (a) Ownership/No Claims. Each Loan Party owns, or is licensed to use, all patents, patent applications, trademarks, trade names, service marks, copyrights, technology, trade secrets, proprietary information, domain names, know-how and processes necessary for the conduct of its business as currently conducted (the “Intellectual Property”), except for those the failure to own or license which, individually or in the aggregate, could not reasonably be expected to result in a Material Adverse Effect. No claim has been asserted and is pending by any person challenging or questioning the use of any such Intellectual Property or the validity or effectiveness of any such Intellectual Property, nor does any Loan Party know of any valid basis for any such claim. The use of such Intellectual Property by each Loan Party does not infringe the rights of any person, except for such claims and infringements that, individually or in the aggregate, could not reasonably be expected to result in a Material Adverse Effect.

          (b) Registrations. Except pursuant to licenses and other user agreements entered into by each Loan Party in the ordinary course of business that are listed in Schedule 12(a) or 12(b) to the Perfection Certificate, on and as of the date hereof (i) each Loan Party owns and possesses the right to use, and has done nothing to authorize or enable any other person to use, any copyright, patent or trademark (as such terms are defined in the Security Agreement) listed in Schedule 12(a) or 12(b) to the Perfection Certificate and (ii) all registrations listed in Schedule 12(a) or 12(b) to the Perfection Certificate are valid and in full force and effect.
          (c) No Violations or Proceedings. To each Loan Party’s knowledge, on and as of the date hereof, there is no material violation by others of any right of such Loan Party with respect to any copyright, patent or trademark listed in Schedule 12(a) or 12(b) to the Perfection Certificate, pledged by it under the name of such Loan Party except as may be set forth on Schedule 3.06(c).
          SECTION 3.07 Equity Interests and Subsidiaries.
          (a) Equity Interests. Schedules 1(a) and 10(a) to the Perfection Certificate dated the Closing Date set forth a list of (i) all the Subsidiaries of Holdings and their jurisdictions of organization as of the Closing Date and (ii) the number of each class of its Equity Interests authorized, and the number outstanding, on the Closing Date and the number of shares covered by all outstanding options, warrants, rights of conversion or purchase and similar rights at the Closing Date. All Equity Interests of each Company are duly and validly issued and are fully paid and non-assessable, and, other than the Equity Interests of Borrower, are owned by Borrower, directly or indirectly through Wholly Owned Subsidiaries. All Equity Interests of Borrower are owned directly by Holdings. Each Loan Party is the record and beneficial owner of, and has good and marketable title to, the Equity Interests pledged by it under the Security Agreement, free of any and all Liens, rights or claims of other persons, except the security interest created by the Security Agreement, and there are no outstanding warrants, options or other rights to purchase, or shareholder, voting trust or similar agreements outstanding with respect to, or property that is convertible into, or that requires the issuance or sale of, any such Equity Interests.
          (b) No Consent of Third Parties Required. No consent of any person including any other general or limited partner, any other member of a limited liability company, any other shareholder or any other trust beneficiary is necessary or reasonably desirable (from the perspective of a secured party) in connection with the creation, perfection or first priority status of the security interest of the Collateral Agent in any Equity Interests pledged to the Collateral Agent for the benefit of the Secured Parties under the Security Agreement or the exercise by the Collateral Agent of the voting or other rights provided for in the Security Agreement or the exercise of remedies in respect thereof.
          (c) Organizational Chart. Accurate information describing the ownership structure of Holdings, Borrower and each Subsidiary on the Closing Date, and after giving effect to the Transactions, is set forth on Schedule 10(a) to the Perfection Certificate dated the Closing Date.
          SECTION 3.08 Litigation; Compliance with Laws. There are no actions, suits or proceedings at law or in equity by or before any Governmental Authority now pending or, to the knowledge of any Company, threatened against or affecting any Company or any business, property or rights of any Company (i) that involve any Loan Document or any of the Transactions or (ii) as to which there is a reasonable possibility of an adverse determination and that, if adversely determined, could reasonably be expected, individually or in the aggregate, to result in a Material Adverse Effect. Except for matters covered by Section 3.18, no Company or any of its property is in violation of, nor will the continued operation of its property as currently conducted violate, any Requirements of Law (including any zoning or building ordinance, code or approval or any building permits or any Environmental Laws or Mining Laws) or any restrictions of record or agreements affecting any Company’s Real Property or is in default with respect to any Requirement of Law, where such violation or default, individually or in the aggregate, could reasonably be expected to result in a Material Adverse Effect.
          SECTION 3.09 Agreements. No Company is a party to any agreement or instrument or subject to any corporate or other constitutional restriction that has resulted or could reasonably be expected to result in a Material Adverse Effect. No Company is in default in any manner under any provision of any indenture or other agreement or instrument evidencing Indebtedness, or any other agreement or instrument to which it is a party or by which it or any of its property is or may be bound, where such default could reasonably be expected to result in a Material Adverse Effect, and no condition exists which, with the giving of notice or the lapse of time or both, would constitute such a default. Schedule 3.09 accurately and completely lists all material agreements (other than leases of Real Property set forth on Schedule 8(a) or 8(b) to the Perfection Certificate dated the Closing Date) to which any Company is a party which are in effect on the date hereof in connection with the operation of the business conducted thereby, and Borrower has delivered to the Administrative Agent complete and correct copies of all such material agreements, including any amendments, supplements or modifications with respect thereto, and all such agreements are in full force and effect.
          SECTION 3.10 Federal Reserve Regulations. No Company is engaged principally, or as one of its important activities, in the business of extending credit for the purpose of buying or carrying Margin Stock. No part of the proceeds of any Loan will be used, whether directly or indirectly, and whether immediately, incidentally or ultimately, for any purpose that entails a violation of, or that is inconsistent with, the provisions of the regulations of the Board, including Regulation T, U or X. The pledge of the Securities Collateral pursuant to the Security Agreement does not violate such regulations.
          SECTION 3.11 Investment Company Act. No Company is an “investment company” or a company “controlled” by an “investment company,” as defined in, or subject to regulation under, the Investment Company Act of 1940, as amended.
          SECTION 3.12 Use of Proceeds. Borrower will use the proceeds of (a) the Term Loans to effect the Acquisition and pay related fees, commissions and expenses and (b) the Revolving Loans and Swingline Loans after the Closing Date for working capital and general corporate purposes (including to effect Permitted Acquisitions), it being understood that no Revolving Loans shall be made on the Closing Date.
          SECTION 3.13 Taxes. Each Company has (a) timely filed or caused to be timely filed all federal Tax Returns and all state, provincial, local and foreign Tax Returns or materials required to have been filed by it and all such Tax Returns are true and correct except to the extent any failure to file or any inaccuracies in any filed Tax Returns, individually or in the aggregate, have not had and could not reasonably be expected to have a Material Adverse Effect and (b) duly and timely paid, collected or remitted or caused to be duly and timely paid, collected or remitted all Taxes (whether or not shown on any Tax Return) due and payable, collectible or remittable by it and all assessments received by it, except Taxes which could not, individually or in the aggregate, have a Material Adverse Effect. Each Company has made adequate provision in accordance with GAAP for all Taxes not yet due and payable. Each Company is unaware of any proposed or pending tax assessments, deficiencies or audits that could be reasonably expected to, individually or in the aggregate, result in a Material Adverse Effect. No Company has ever been a party to any understanding or arrangement constituting a “tax shelter” within the meaning of Section 6111(c), Section 6111(d) or Section 6662(d)(2)(C)(iii) of the Code, or has ever “participated” in a “reportable transaction” within the meaning of Treasury Regulation Section 1.6011-4, except as could not be reasonably expected to, individually or in the aggregate, result in a Material Adverse Effect.
          SECTION 3.14 No Material Misstatements. No information, report, financial statement, certificate, Borrowing Request, LC Request, exhibit or schedule furnished by or on behalf of any Company to the Administrative Agent or any Lender in connection with the negotiation of any Loan Document or included therein or delivered pursuant thereto, taken as a whole, or the Confidential Information Memorandum contained or contains any material misstatement of fact or omitted or omits to state any material fact necessary to make the statements therein, in the light of the circumstances under which they were or are made, not misleading as of the date such information is dated or certified; provided that to the extent any such information, report, financial statement, exhibit or schedule was based upon or constitutes a forecast or projection, each Company represents only that it acted in good faith and utilized reasonable assumptions and due care in the preparation of such information, report, financial statement, exhibit or schedule.
          SECTION 3.15 Labor Matters. As of the Closing Date, there are no strikes, lockouts or slowdowns against any Company pending or, to the knowledge of any Company, threatened. The hours worked by and payments made to employees of any Company have not been in violation of the Fair Labor Standards Act of 1938, as amended, or any other applicable federal, state, local or foreign law dealing with such matters in any manner which could reasonably be expected to result in a Material Adverse Effect. All payments due from any Company, or for which any claim may be made against any Company, on account of wages and employee health and welfare insurance and other benefits, have been paid or accrued as a liability on the books of such Company except where the failure to do so could not reasonably be expected to result in a Material Adverse Effect. The consummation of the Transactions will not give rise to any right of termination or right of renegotiation on the part of any union under any collective bargaining agreement to which any Company is bound.
          SECTION 3.16 Solvency. Immediately after the consummation of the Transactions to occur on the Closing Date and immediately following the making of each Loan and after giving effect to the application of the proceeds of each Loan, (a) the fair value of the properties of Holdings (on a consolidated basis with the other Loan Parties) will exceed its debts and liabilities, subordinated, contingent or otherwise; (b) the present fair saleable value of the property of Holdings (on a consolidated basis with the other Loan Parties) will be greater than the amount that will be required to pay the probable liability of its debts and other liabilities, subordinated, contingent or otherwise, as such debts and other liabilities become absolute and matured; (c) Holdings (on a consolidated basis with the other Loan Parties) will be able to pay its debts and liabilities, subordinated, contingent or otherwise, as such debts and liabilities become absolute and matured; and (d) Holdings (on a consolidated basis with the other Loan Parties) will not have unreasonably small capital with which to conduct its business in which it is engaged as such business is now conducted and is proposed to be conducted following the Closing Date.
          SECTION 3.17 Employee Benefit Plans.
          (a) Each Company and its ERISA Affiliates is in compliance in all material respects with the applicable provisions of ERISA and the Code and the regulations and published interpretations thereunder. No ERISA Event has occurred or is reasonably expected to occur that, when taken together with all other such ERISA Events, could reasonably be expected to result in a Material Adverse Effect or the imposition of a Lien on any of the property of any Company. The present value of all accumulated benefit obligations of all underfunded Plans (based on the assumptions used for purposes of Statement of Financial Accounting Standards No. 87) did not, as of the date of the most recent financial statements reflecting such amounts, exceed by more than $1.0 million the fair market value of the property of all such underfunded Plans.
          (b) Using actuarial assumptions and computation methods consistent with subpart I of subtitle E of Title IV of ERISA, the aggregate liabilities of each Company or its ERISA Affiliates to all Multiemployer Plans in the event of a complete withdrawal therefrom, as of the close of the most recent fiscal year of each such Multiemployer Plan, could not reasonably be expected to result in a Material Adverse Effect.
          (c) To the extent applicable, each Foreign Plan has been maintained in substantial compliance with its terms and with the requirements of any and all applicable Requirements of Law and has been maintained, where required, in good standing with applicable regulatory authorities. No Company has incurred any material obligation in connection with the termination of or withdrawal from any Foreign Plan. The present value of the accrued benefit liabilities (whether or not vested) under each Foreign Plan which is funded, determined as of the end of the most recently ended fiscal year of the respective Company on the basis of actuarial assumptions, each of which is reasonable, did not exceed the current value of the property of such Foreign Plan, and for each Foreign Plan which is not funded, the obligations of such Foreign Plan are properly accrued.
          SECTION 3.18 Environmental Matters.
          (a) Except as set forth in Schedule 3.18 and except as, individually or in the aggregate, would not reasonably be expected to result in a Material Adverse Effect:
     (i) The Companies and their businesses, operations and Real Property are in compliance with, and the Companies have no current liability under, any applicable Environmental Law; and under the currently effective business plan of the Companies, no expenditures or operational adjustments which would reasonably be expected to be required in order to comply with applicable Environmental Laws during the next five years;
     (ii) The Companies have obtained all Environmental Permits required for the conduct of their businesses and operations, and the ownership, operation and use of their property, under Environmental Law, all such Environmental Permits are valid and in good standing and, under the currently effective business plan of the Companies, no expenditures or operational adjustments would reasonably be expected to be required in order to renew or modify such Environmental Permits during the next five years;
     (iii) There has been no Release or threatened Release of Hazardous Material on, at, under or from any Real Property or facility presently or formerly owned, leased or operated by the Companies or their predecessors in interest that requires or could reasonably be expected to require any Response by the Companies under any applicable Environmental Law;
     (iv) There is no Environmental Claim pending or, to the knowledge of the Companies, threatened against the Companies, or relating to the Real Property currently or, to the best knowledge of the Companies, formerly owned, leased or operated by the Companies or their predecessors in interest or relating to the operations of the Companies, and there are no actions, activities, conditions, events or incidents that could reasonably be expected to form the basis of such an Environmental Claim;

     (v) No person with an indemnity or contribution obligation to the Companies relating to compliance with or liability under Environmental Law is in default with respect to such obligation; and
     (vi) No Company is currently obligated to perform any action or otherwise incur any expense under Environmental Law pursuant to any order, decree, judgment or agreement by which it is bound or has assumed by contract, agreement or operation of law, and no Company is conducting or financing any Response pursuant to any Environmental Law with respect to any Real Property or any other location;
          (b) Except as set forth in Schedule 3.18:
     (i) No Real Property or facility owned, operated or leased by the Companies and, to the knowledge of the Companies, no real property or facility formerly owned, operated or leased by the Companies or any of their predecessors in interest is (i) listed or formally proposed for listing on the National Priorities List promulgated pursuant to CERCLA or (ii) listed on the Comprehensive Environmental Response, Compensation and Liability Information System promulgated pursuant to CERCLA or (iii) included on any analogous list maintained by any Governmental Authority including any such list relating to petroleum;
     (ii) No Lien has been recorded or, to the knowledge of any Company, threatened under any Environmental Law with respect to any Real Property or other assets of the Companies;
     (iii) The Companies have made available to the Lenders all material assessments, reports, analyses, and data in the possession, custody or control of, the Companies concerning compliance with or liability under Environmental Law, including those concerning the actual or suspected existence of Hazardous Material at Real Property or facilities currently or formerly owned, operated, leased or used by the Companies.
          SECTION 3.19 Insurance. Schedule 3.19 sets forth a true, complete and correct description of all insurance maintained by each Company as of the Closing Date. All insurance maintained by the Companies is in full force and effect, all premiums have been duly paid, no Company has received notice of violation or cancellation thereof, the Premises, and the use, occupancy and operation thereof, comply in all material respects with all Insurance Requirements, and there exists no default under any Insurance Requirement, in each case where any notice of violation or cancellation, non-compliance or default could reasonably be expected to have a Material Adverse Effect. Each Company has insurance in such amounts and covering such risks and liabilities as are customary for companies of a similar size engaged in similar businesses in similar locations.
          SECTION 3.20 Security Documents.
          (a) Security Agreement. The Security Agreement is effective to create in favor of the Collateral Agent for the benefit of the Secured Parties, legal, valid and enforceable Liens on, and security interests in, the Security Agreement Collateral and, when (i) financing statements and other filings in appropriate form are filed in the offices specified on Schedule 7 to the Perfection Certificate and (ii) upon the taking of possession or control by the Collateral Agent of the Security Agreement Collateral with respect to which a security interest may be perfected only by possession or control (which possession or control shall be given to the Collateral Agent to the extent possession or control by the Collateral Agent is required by each Security Agreement), the Liens created by the Security

Agreement shall constitute fully perfected Liens on, and security interests in, all right, title and interest of the grantors in the Security Agreement Collateral (other than such Security Agreement Collateral in which a security interest (A) cannot be perfected under the UCC or other applicable personal property legislation as in effect at the relevant time in the relevant jurisdiction or (B) is not required to be perfected under the Security Agreement), in each case subject to no Liens other than Permitted Collateral Liens.
          (b) PTO Filing; Copyright Office Filing. When the Security Agreement or a short form thereof is filed in the United States Patent and Trademark Office and the United States Copyright Office, or in equivalent offices in Canada, as applicable, the Liens created by such Security Agreement shall constitute fully perfected Liens on, and security interests in, all right, title and interest of the grantors thereunder in Patents (as defined in the Security Agreement), if any, registered or applied for with the United States Patent and Trademark Office or Copyrights (as defined in such Security Agreement), if any, registered or applied for with the United States Copyright Office or with the equivalent office in Canada, as applicable, as the case may be, in each case subject to no Liens other than Permitted Collateral Liens.
          (c) Mortgages. Each Mortgage is effective to create, in favor of the Collateral Agent, for its benefit and the benefit of the Secured Parties, legal, valid and enforceable first priority Liens on, and security interests in, all of the Loan Parties’ right, title and interest in and to the Mortgaged Properties thereunder and the proceeds thereof, subject only to Permitted Collateral Liens or other Liens acceptable to the Collateral Agent, and when the Mortgages are filed in the offices specified on Schedule 8(a) to the Perfection Certificate dated the Closing Date (or, in the case of any Mortgage executed and delivered after the date thereof in accordance with the provisions of Sections 5.11 and 5.12, when such Mortgage is filed in the offices specified in the local counsel opinion delivered with respect thereto in accordance with the provisions of Sections 5.11 and 5.12). the Mortgages shall constitute fully perfected Liens on, and security interests in, all right, title and interest of the Loan Parties in the Mortgaged Properties and the proceeds thereof, in each case prior and superior in right to any other person, other than Liens permitted by such Mortgage.
          (d) Valid Liens. Each Security Document delivered pursuant to Sections 5.11 and 5.12 will, upon execution and delivery thereof, be effective to create in favor of the Collateral Agent, for the benefit of the Secured Parties, legal, valid and enforceable Liens on, and security interests in, all of the Loan Parties’ right, title and interest in and to the Collateral thereunder, and (i) when all appropriate filings or recordings are made in the appropriate offices as may be required under applicable Requirements of Law and (ii) upon the taking of possession or control by the Collateral Agent of such Collateral with respect to which a security interest may be perfected only by possession or control (which possession or control shall be given to the Collateral Agent to the extent required by any Security Document), such Security Document will (to the extent required by the applicable Security Document) constitute fully perfected Liens on, and security interests in, all right, title and interest of the Loan Parties in such Collateral, in each case subject to no Liens other than the applicable Permitted Collateral Liens.
          SECTION 3.21 Acquisition Documents; Representations and Warranties in Acquisition Agreement. Schedule 3.21 lists (i) each exhibit, schedule, annex or other attachment to the Acquisition Agreement and (ii) each agreement, certificate, instrument, letter or other document contemplated by the Acquisition Agreement or any item referred to in clause (i) to be entered into, executed or delivered or to become effective in connection with the Acquisition or otherwise entered into, executed or delivered in connection with the Acquisition on the Closing Date. The Lenders have been furnished true and complete copies of each Acquisition Document to the extent executed and delivered on or prior to the Closing Date. All representations and warranties of each Company set forth in the Acquisition Agreement were true and correct in all material respects as of the time such representations and warranties were made and shall be true and correct in all material respects as of the Closing Date as if such representations and warranties were made on and as of such date, unless stated to relate to a specific earlier date, in which case such representations and warranties shall be true and correct in all material respects as of such earlier date.
          SECTION 3.22 Anti-Terrorism Law.
          (a) No Loan Party and, to the knowledge of the Loan Parties, none of its Affiliates is in violation of any Requirement of Law relating to terrorism or money laundering (“Anti-Terrorism Laws”), including Executive Order No. 13224 on Terrorist Financing, effective September 24, 2001 (the “Executive Order”), and the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001, Public Law 107-56.
          (b) No Loan Party and to the knowledge of the Loan Parties, no Affiliate or broker or other agent of any Loan Party acting or benefiting in any capacity in connection with the Loans is any of the following:
     (i) a person that is listed in the annex to, or is otherwise subject to the provisions of, the Executive Order;
     (ii) a person owned or controlled by, or acting for or on behalf of, any person that is listed in the annex to, or is otherwise subject to the provisions of, the Executive Order;
     (iii) a person with which any Lender is prohibited from dealing or otherwise engaging in any transaction by any Anti-Terrorism Law;
     (iv) a person that commits, threatens or conspires to commit or supports “terrorism” as defined in the Executive Order; or
     (v) a person that is named as a “specially designated national and blocked person” on the most current list published by the U.S. Treasury Department Office of Foreign Assets Control (“OFAC”) at its official website or any replacement website or other replacement official publication of such list.
          (c) No Loan Party and, to the knowledge of the Loan Parties, no broker or other agent of any Loan Party acting in any capacity in connection with the Loans (i) conducts any business or engages in making or receiving any contribution of funds, goods or services to or for the benefit of any person described in paragraph (b) above, (ii) deals in, or otherwise engages in any transaction relating to, any property or interests in property blocked pursuant to the Executive Order, or (iii) engages in or conspires to engage in any transaction that evades or avoids, or has the purpose of evading or avoiding, or attempts to violate, any of the prohibitions set forth in any Anti-Terrorism Law.

ARTICLE IV
CONDITIONS TO CREDIT EXTENSIONS
          SECTION 4.01 Conditions to Initial Credit Extension. The obligation of each Lender and, if applicable, each Issuing Bank to fund the initial Credit Extension requested to be made by it shall be subject to the prior or concurrent satisfaction of each of the conditions precedent set forth in this Section 4.01.
          (a) Loan Documents. All legal matters incident to this Agreement, the Credit Extensions hereunder and the other Loan Documents shall be satisfactory to the Lenders, to the Issuing Bank and to the Administrative Agent and there shall have been delivered to the Administrative Agent an executed counterpart of each of the Loan Documents and the Perfection Certificate.
          (b) Corporate Documents. The Administrative Agent shall have received:
     (i) a certificate of the secretary or assistant secretary (or other Authorized Officer fulfilling secretarial duties) of each Loan Party dated the Closing Date, certifying (A) that attached thereto is a true and complete copy of each Organizational Document of such Loan Party certified (to the extent applicable) as of a recent date by the Secretary of State of the state of its organization or other relevant Governmental Authority, (B) that attached thereto is a true and complete copy of resolutions duly adopted by the Board of Directors of such Loan Party authorizing the execution, delivery and performance of the Loan Documents to which such person is a party and, in the case of Borrower, the borrowings hereunder, and that such resolutions have not been modified, rescinded or amended and are in full force and effect and (C) as to the incumbency and specimen signature of each officer executing any Loan Document or any other document delivered in connection herewith on behalf of such Loan Party (together with a certificate of another officer as to the incumbency and specimen signature of the secretary or assistant secretary executing the certificate in this clause (i)); and
     (ii) a certificate as to the good standing of each Loan Party (in so-called “long-form” if available) as of a recent date, from such Secretary of State (or other applicable Governmental Authority);
          (c) Officer’s Certificate. The Administrative Agent shall have received a certificate, dated the Closing Date and signed by the chief executive officer and the chief financial officer of Borrower, confirming compliance with the conditions precedent set forth in this Section 4.01 (other than conditions specifically requiring Lender satisfaction, as to which Borrower makes no representation) and Sections 4.02(b) and (c).
          (d) Financings and Other Transactions, etc.
     (i) The Transactions shall have been consummated or shall be consummated simultaneously on the Closing Date, in each case in all material respects in accordance with the terms hereof and the terms of the Transaction Documents, without the waiver or amendment of any such terms not approved by the Administrative Agent and the Arranger other than any waiver or amendment thereof that is not materially adverse to the interests of the Lenders.

     (ii) Borrower shall have received $61,855,670 in gross proceeds from borrowings under the Second Lien Credit Agreement.
     (iii) The Equity Financing shall have been consummated.
          (e) Financial Statements; Pro Forma Balance Sheet; Projections. The Lenders shall have received and shall be satisfied with the form and substance of the financial statements described in Section 3.04 and with the forecasts of the financial performance of Holdings, Borrower, the Acquired Business and their respective Subsidiaries.
          (f) Indebtedness and Minority Interests. After giving effect to the Transactions and the other transactions contemplated hereby, no Company shall have outstanding any Indebtedness or preferred stock other than (i) the Loans and Credit Extensions hereunder, (ii) the Second Lien Loans, (iii) the Indebtedness listed on Schedule 6.01(b) and (iv) Indebtedness owed to Borrower or any Guarantor.
          (g) Opinions of Counsel. The Administrative Agent shall have received, on behalf of itself, the other Agents, the Arranger, the Lenders and the Issuing Bank, a favorable written opinion of (i) Shearman & Sterling LLP, special New York counsel for the Loan Parties, (ii) Cassels Brock & Blackwell LLP and (iii) each local and foreign counsel listed on Schedule 4.01(g), in each case (A) dated the Closing Date, (B) addressed to the Agents, the Issuing Bank and the Lenders and (C) covering the matters set forth in Exhibit N and such other matters relating to the Loan Documents and the Transactions as the Administrative Agent shall reasonably request.
          (h) Solvency Certificate. The Administrative Agent shall have received a solvency certificate in the form of Exhibit O, dated the Closing Date and signed by the chief financial officer of Holdings.
          (i) Requirements of Law. The Lenders shall be satisfied that the Holdings, its Subsidiaries and the Transactions shall be in full compliance with all material Requirements of Law, including Regulations T, U and X of the Board, and shall have received satisfactory evidence of such compliance reasonably requested by them.
          (j) Consents. The Lenders shall be satisfied that all requisite Governmental Authorities and third parties shall have approved or consented to the Transactions, and there shall be no governmental or judicial action, actual or threatened, that has or would have, singly or in the aggregate, a reasonable likelihood of restraining, preventing or imposing burdensome conditions on the Transactions or the other transactions contemplated hereby.
          (k) Litigation. There shall be no litigation, public or private, or administrative proceedings, governmental investigation or other legal or regulatory developments, actual or threatened, that, singly or in the aggregate, could reasonably be expected to result in a Material Adverse Effect, or could materially and adversely affect the ability of Holdings, Borrower and the Subsidiaries to fully and timely perform their respective obligations under the Transaction Documents, or the ability of the parties to consummate the financings contemplated hereby or the other Transactions.
          (1) Sources and Uses. The sources and uses of the Loans shall be as set forth in Section 3.12.

          (m) Fees. The Arranger and Administrative Agent shall have received all Fees and other amounts due and payable on or prior to the Closing Date, including, to the extent invoiced, reimbursement or payment of all out-of-pocket expenses (including the legal fees and expenses of Cahill Gordon & Reindel LLP and Blake, Cassels & Graydon LLP, special counsel to the Agents, and the fees and expenses of any local counsel, foreign counsel, appraisers, consultants and other advisors to the extent invoices are timely received in advance of the Closing Date) required to be reimbursed or paid by Borrower hereunder or under any other Loan Document.
          (n) Personal Property Requirements. The Collateral Agent shall have received:
     (i) satisfactory evidence that all certificates, agreements or instruments representing or evidencing the Securities Collateral accompanied by instruments of transfer and stock powers undated and endorsed in blank;
     (ii) satisfactory evidence that the Intercompany Note shall have been executed by and among Holdings and each of its Subsidiaries, accompanied by instruments of transfer undated and endorsed in blank;
     (iii) satisfactory evidence that all other certificates, agreements, including Control Agreements, for all Loan Parties or instruments necessary to perfect (to the extent required by the Security Agreement) the Collateral Agent’s security interest in all Chattel Paper, all Instruments, all Deposit Accounts and all Investment Property of each Loan Party (as each such term is defined in the Security Agreement and to the extent required by the Security Agreement);
     (iv) UCC financing statements in appropriate form for filing under the UCC and such other documents under applicable Requirements of Law in each jurisdiction as may be necessary or appropriate or, in the opinion of the Collateral Agent, desirable to perfect (to the extent required by the Security Agreement) the Liens created, or purported to be created, by the Security Documents;
     (v) certified copies of UCC, tax and judgment lien searches, bankruptcy and pending lawsuit searches or equivalent reports or searches, each of a recent date listing all effective financing statements, lien notices or comparable documents that name any Loan Party as debtor and that are filed in those state and county jurisdictions in which any Loan Party is organized or maintains its principal place of business and such other searches that are required by the Perfection Certificate or that the Collateral Agent deems necessary or appropriate, none of which encumber the Collateral covered or intended to be covered by the Security Documents (other than Permitted Collateral Liens or any other Liens acceptable to the Collateral Agent);
     (vi) evidence acceptable to the Collateral Agent of payment or arrangements for payment by the Loan Parties of all applicable recording taxes, fees, charges, costs and expenses required for the recording of the Security Documents.
          (o) Real Property Requirements. The Collateral Agent shall have received:
     (i) a Mortgage encumbering each Mortgaged Property in favor of the Collateral Agent, for the benefit of the Secured Parties, duly executed and acknowledged by each Loan Party that is the owner of or holder of any interest in such Mortgaged Property, and otherwise in form for recording in the recording office of each applicable political subdivision where each such Mortgaged Property is situated, together with such certificates, affidavits, questionnaires or returns as shall be required in connection with the recording or filing thereof to create a first priority good and valid mortgage and lien under applicable Requirements of Law and subject only to Permitted Collateral Liens, and such financing statements and any other instruments necessary to grant a mortgage lien under the laws of any applicable jurisdiction, all of which shall be in form and substance reasonably satisfactory to Collateral Agent;
     (ii) with respect to each Mortgaged Property, such consents, approvals, amendments, supplements, estoppels, tenant subordination agreements, tenant non-disturbance agreements or other instruments as necessary to consummate the Transactions or as shall reasonably be deemed necessary by the Collateral Agent in order for the owner or holder of the fee, leasehold or other interest or other estate constituting such Mortgaged Property to grant and realize on the Lien contemplated by the Mortgage with respect to such Mortgaged Property;
     (iii) with respect to the Mortgage for each Covered Property located in Pennsylvania, a policy of title insurance (or marked up title insurance commitment having the effect of a policy of title insurance) insuring the Lien of such Mortgage as a valid first mortgage Lien on the Mortgaged Property and fixtures described therein in the amount equal to not less than 110% of the value of such Mortgaged Property and fixtures, which value is set forth on Schedule 4.01 (o)(iii), which policy (or such marked-up commitment) (each, a “Title Policy”) shall, unless otherwise accepted by Collateral Agent, (A) be issued by the Title Company, (B) to the extent necessary, include such reinsurance arrangements (with provisions for direct access, if necessary) as shall be reasonably acceptable to the Collateral Agent, (C) contain a “tie-in” or “cluster” endorsement, if available under applicable Requirements of Law (i.e., policies which insure against losses regardless of location or allocated value of the insured property up to a stated maximum coverage amount), (D) have been supplemented by such endorsements (or where such endorsements are not available, opinions of special counsel, architects or other professionals reasonably acceptable to the Collateral Agent) as shall be reasonably requested by the Collateral Agent (including, to the extent reasonably requested by Collateral Agent, and to the extent applicable to the applicable Covered Property and available, endorsements on matters relating to usury, first loss, last dollar, zoning, contiguity, revolving credit, doing business, public road access, survey, variable rate, environmental lien, subdivision, mortgage recording tax, separate tax lot and so-called comprehensive coverage over covenants and restrictions), and (E) contain no exceptions to title other than exceptions acceptable to the Collateral Agent;
     (iv) with respect to each Covered Property located in Idaho and Pennsylvania, such affidavits, certificates, information (including financial data) and instruments of indemnification (including a so-called “gap” indemnification) as shall be required to induce the Title Company to issue the Title Policy/ies and endorsements contemplated above;
     (v) evidence reasonably acceptable to the Collateral Agent of payment by Borrower of all Title Policy premiums, search and examination charges, escrow charges and related charges, mortgage recording taxes, fees, charges, costs and expenses required for the recording of the Mortgages and issuance of the Title Policies referred to above;
     (vi) with respect to each Real Property or Mortgaged Property, copies of all Leases in which Borrower or any Subsidiary holds the lessor’s interest or other agreements relating to possessory interests, if any. To the extent any of the foregoing affect any Covered Property, such agreement shall be subordinate to the Lien of the Mortgage to be recorded against such Mortgaged

Property, either expressly by its terms or pursuant to a subordination, non-disturbance and attornment agreement, and shall otherwise be acceptable to the Collateral Agent;
     (vii) with respect to each Mortgaged Property, each Company shall have made all notifications, registrations and filings, to the extent required by, and in accordance with, all Governmental Real Property Disclosure Requirements applicable to such Mortgaged Property;
     (viii) Surveys with respect to each Covered Property;
     (ix) an appraisal of the Langeloth Facility satisfying the requirements of FIRREA; and
     (x) a completed Federal Emergency Management Agency Standard Flood Hazard Determination with respect to each Mortgaged Property located in the United States.
          (p) Insurance. The Administrative Agent shall have received a copy of, or a certificate as to coverage under, the insurance policies required by Section 5.04 and the applicable provisions of the Security Documents, each of which shall be endorsed or otherwise amended to include a “standard” or “New York” lender’s loss payable or mortgagee endorsement (as applicable) and shall name the Collateral Agent, on behalf of the Secured Parties, as additional insured or loss payee, as applicable, in form and substance satisfactory to the Administrative Agent. With respect to all insurance (including, without limitation, any policies purchased from Marsh Canada Limited or any affiliate thereof) not effective the day immediately preceding the Closing Date, the Administrative Agent shall have received evidence that all authorizations necessary to cause such insurance to become effective on the Closing Date have been provided to the applicable insurer.
          (q) USA Patriot Act. The Lenders shall have received, sufficiently in advance of the Closing Date, all documentation and other information that may be required by the Lenders in order to enable compliance with applicable “know your customer” and anti-money laundering rules and regulations, including the United States PATRIOT Act (Title III of Pub. L. 107-56 (signed into law October 26, 2001)) including the information described in Section 10.13.
          (r) No Material Adverse Change. Since September 30, 2005, no change shall have occurred and no information shall have been disclosed to or discovered by the Administrative Agent (including, without limitation, information contained in any review or report required to be provided to it in connection herewith), which the Administrative Agent determines has had or could reasonably be expected to have either (A) a material adverse effect on the business, properties, financial condition or results of operations of the Acquired Business and its subsidiaries, taken as a whole (other than effects relating to (1) the molybdenum mining industry in general that do not have a materially disproportionate impact on the Acquired Business and its subsidiaries, taken as a whole, compared to other industry participants, (2) general economic, financial, securities market, regulatory or political conditions in the United States or elsewhere that do not have a materially disproportionate impact on the Acquired Business and its subsidiaries, taken as a whole, (3) the announcement of the Acquisition Agreement, (4) the relative values of the United States dollar and the Canadian dollar or (5) decreases in the price of molybdenum) or (B) a material adverse effect on the ability of the Acquired Business to perform its obligations under the Acquisition Agreement.

          SECTION 4.02 Conditions to All Credit Extensions. The obligation of each Lender and each Issuing Bank to make any Credit Extension (including the initial Credit Extension) shall be subject to, and to the satisfaction of, each of the conditions precedent set forth below.
          (a) Notice. The Administrative Agent shall have received a Borrowing Request as required by Section 2.03 (or such notice shall have been deemed given in accordance with Section 2.03) if Loans are being requested or, in the case of the issuance, amendment, extension or renewal of a Letter of Credit, the Issuing Bank and the Administrative Agent shall have received an LC Request as required by Section 2.18(b) or, in the case of the Borrowing of a Swingline Loan, the Swingline Lender and the Administrative Agent shall have received a Borrowing Request as required by Section 2.17(b).
          (b) No Default. At the time of and immediately after giving effect to such Credit Extension and the application of the proceeds thereof, no Default or Event of Default shall have occurred and be continuing on such date.
          (c) Representations and Warranties. Each of the representations and warranties made by any Loan Party set forth in Article III hereof or in any other Loan Document shall be true and correct in all material respects (except that any representation and warranty that is qualified as to “materiality” or “Material Adverse Effect” shall be true and correct in all respects) on and as of the date of such Credit Extension with the same effect as though made on and as of such date, except to the extent such representations and warranties expressly relate only to an earlier date in which case they shall be true and correct as of such date.
          (d) No Legal Bar. No order, judgment or decree of any Governmental Authority shall purport to restrain any Lender from making any Loans to be made by it. No injunction or other restraining order shall have been issued, shall be pending or noticed with respect to any action, suit or proceeding seeking to enjoin or otherwise prevent the consummation of, or to recover any damages or obtain relief as a result of, the transactions contemplated by this Agreement or the making of Loans hereunder.
          Each of the delivery of a Borrowing Request or an LC Request and the acceptance by Borrower of the proceeds of such Credit Extension shall constitute a representation and warranty by Borrower and each other Loan Party that on the date of such Credit Extension (both immediately before and after giving effect to such Credit Extension and the application of the proceeds thereof) the conditions contained in Sections 4.02(b) and (c) have been satisfied. Borrower shall provide such information (including calculations in reasonable detail of the covenants in Section 6.10) as the Administrative Agent may reasonably request to confirm that the conditions in Sections 4.02(b)-(d) have been satisfied.
ARTICLE V
AFFIRMATIVE COVENANTS
          Each Loan Party warrants, covenants and agrees with each Lender that so long as this Agreement shall remain in effect and until the Commitments have been terminated and the principal of and interest on each Loan, all Fees and all other expenses or amounts payable under any Loan Document shall have been paid in full and all Letters of Credit have been canceled or have expired and all amounts drawn thereunder have been reimbursed in full, unless the Required Lenders shall otherwise consent in writing, each Loan Party will, and will cause each of its Subsidiaries to:

          SECTION 5.01 Financial Statements, Reports, etc. Furnish to the Administrative Agent and each Lender:
          (a) Annual Reports. (i) As soon as available and in any event within 90 days after the end of each fiscal year, beginning with the fiscal year ending December 31, 2006, the consolidated balance sheet of (x) Holdings and (y) Borrower, each as of the end of such fiscal year and related consolidated statements of income and cash flows of such entity for such fiscal year, in comparative form (except that comparative amounts with respect to Borrower for the fiscal year ending December 31, 2006 shall not be required) with such financial statements as of the end of, and for, the preceding fiscal year, and notes thereto, and accompanied by an opinion of PricewaterhouseCoopers LLP or other independent chartered accountants of recognized national standing reasonably satisfactory to the Administrative Agent (which opinion shall not be qualified as to scope or contain any going concern or other qualification), stating that such financial statements fairly present, in all material respects, the consolidated financial condition, results of operations and cash flows of Holdings as of the dates and for the periods specified in accordance with GAAP, (ii) as soon as available and in any event within 90 days after the end the fiscal year ending September 30, 2006, the consolidated balance sheet of the Acquired Business as of the end of such fiscal year and related consolidated statements of income, cash flows and stockholders’ equity for such fiscal year, in comparative form with such financial statements as of the end of, and for, the preceding fiscal year, and notes thereto, and accompanied by an opinion of Ehrhardt Keefe Steiner & Holtman PC (which opinion shall not be qualified as to scope or contain any going concern or other qualification), stating that such financial statements fairly present, in all material respects, the consolidated financial condition, results of operations and cash flows of the Acquired Business as of September 30, 2006 in accordance with U.S. GAAP, (iii) concurrently with the delivery of the financial statements described in clause (i), a management report in a form reasonably satisfactory to the Administrative Agent setting forth (A) statement of income items and Consolidated EBITDA of Holdings or Borrower, as applicable, for such fiscal year (other than, with respect to Borrower, for the fiscal year ending December 31, 2006), showing variance, by dollar amount, from amounts for the previous fiscal year and (B) key operational information and statistics for such fiscal year consistent with internal and industry-wide reporting standards, and (iv) concurrently with the delivery of the financial statements described in clause (i), a narrative report and management’s discussion and analysis, in a form reasonably satisfactory to the Administrative Agent, of the financial condition and results of operations of Holdings and its Subsidiaries or Borrower and its Subsidiaries, as applicable, for such fiscal year, as compared to amounts for the previous fiscal year;
          (b) Quarterly Reports. As soon as available and in any event within 45 days after the end of each of the first three fiscal quarters of each fiscal year, beginning with the fiscal quarter ending March 31, 2007, (i) the consolidated balance sheet of (x) Holdings and (y) Borrower, each as of the end of such fiscal quarter and related consolidated statements of income and cash flows of such entity for such fiscal quarter and for the then elapsed portion of the fiscal year, in comparative form (except that comparative amounts with respect to Borrower for the fiscal quarter ending March 31, 2007, June 30, 2007 and September 30, 2007 shall not be required) with the consolidated statements of income and cash flows for the comparable periods in the previous fiscal year, and notes thereto, all accompanied by a certificate of a Financial Officer stating that such financial statements fairly present, in all material respects, the consolidated financial condition, results of operations and cash flows of Holdings or Borrower, as applicable, as of the date and for the periods specified in accordance with GAAP consistently applied, and on a basis consistent with audited financial statements referred to in clause (a) of this Section, subject to normal year-end audit adjustments, (ii) a management report in a form reasonably satisfactory to the Administrative Agent setting forth (A) statement of income items and Consolidated EBITDA of Holdings or Borrower, as applicable, for such fiscal quarter and for the then elapsed portion of the fiscal year, showing variance, by dollar amount and percentage, from amounts for the comparable periods (except that comparative amounts with respect to Borrower for the fiscal quarters ending March 31, 2007, June 30, 2006 and September 30, 2007) in the previous fiscal year and (B) key operational information and statistics for such fiscal quarter and for the then elapsed portion of the fiscal year consistent with internal and industry-wide reporting standards, and (iii) a narrative report and management’s discussion and analysis, in a form reasonably satisfactory to the Administrative Agent, of the financial condition and results of operations of Holdings and its Subsidiaries or Borrower and its Subsidiaries, as applicable, for such fiscal quarter and the then elapsed portion of the fiscal year, as compared to the comparable periods (other than with respect to Borrower, for the fiscal year ending December 31, 2006) in the previous fiscal year;
          (c) Monthly Reports. Within 45 days until March 31, 2007 and 30 days thereafter, after the end of each month, (i) the consolidated balance sheet of (x) Holdings and (y) Borrower, each as of the end of each such month and the related consolidated statements of income and cash flows of such entity for such month and for the then elapsed portion of the fiscal year and each period compared to budget amounts, accompanied by a certificate of a Financial Officer stating that such financial statements fairly present, in all material respects, the consolidated results of operations and cash flows of Holdings or Borrower, as applicable, as of the date and for the periods specified, subject to normal quarter-end and year-end audit adjustments and financial statement notes, (ii) a management report in a form reasonably satisfactory to the Administrative Agent setting forth (A) statement of income items and Consolidated EBITDA of Holdings or Borrower, as applicable, for such month and for the then elapsed portion of the fiscal year, showing variance from budget amounts and (B) key operational information and statistics for such month and for the then elapsed portion of the fiscal year consistent with internal and industry-wide reporting standards and (iii) a narrative report and management’s discussion and analysis, in a form reasonably satisfactory to the Administrative Agent, of the financial condition and results of operations for such month and the then elapsed portion of the fiscal year, as compared to budget amounts;
          (d) Financial Officer’s Certificate, (i) Concurrently with any delivery of financial statements under Section 5.01(a) or (b), a Compliance Certificate (A) certifying that no Default has occurred or, if such a Default has occurred, specifying the nature and extent thereof and any corrective action taken or proposed to be taken with respect thereto (provided that any such description of any proposed corrective action shall not create an independent obligation under any Loan Document), (B) beginning with the fiscal quarter and year ending December 31, 2006, setting forth computations in reasonable detail satisfactory to the Administrative Agent demonstrating compliance with the covenants contained in Sections 6.07(f) and 6.10 and, concurrently with any delivery of financial statements under Section 5.01(a) above subsequent to December 31, 2006, setting forth Borrower’s calculation of Excess Cash Flow and (C) showing a reconciliation of Consolidated EBITDA to the net income set forth on the statement of income; and (ii) concurrently with any delivery of financial statements under Section 5.01(a) above, beginning with the year ending December 31, 2006, a report of the accounting firm opining on or certifying such financial statements stating that in the course of its regular audit of the financial statements of Holdings and its Subsidiaries, which audit was conducted in accordance with generally accepted auditing standards, such accounting firm obtained no knowledge that any Default insofar as it relates to financial or accounting matters has occurred or, if in the opinion of such accounting firm such a Default has occurred, specifying the nature and extent thereof;
          (e) Financial Officer’s Certificate Regarding Collateral. Concurrently with any delivery of financial statements under Section 5.01(a), a certificate of a Financial Officer of Holdings setting forth the information required pursuant to the Perfection Certificate Supplement or confirming that there has been no change in such information since the date of the Perfection Certificate or latest Perfection Certificate Supplement;
          (f) Public Reports. Promptly after the same become publicly available, copies (either electronic or printed) of all periodic and other reports, proxy statements and other materials filed by any Company with the Securities and Exchange Commission, the Ontario Securities Commission, or any other Governmental Authority, whether national, state or provincial, with similar functions or succeeding to any or all of such functions, or with any national securities exchange, or with any securities commission in Canada, or distributed to holders of its Indebtedness pursuant to the terms of the documentation governing such Indebtedness (or any trustee, agent or other representative therefor), as the case may be;
          (g) Management Letters. Promptly after the receipt thereof by any Company, a copy of any “management letter” received by any such person from its chartered accountants and the management’s responses thereto;
          (h) Budgets. Within 30 days after the beginning of each fiscal year, a budget for Holdings and Borrower in form reasonably satisfactory to the Administrative Agent, but to include balance sheets, statements of income and a statement of cash flows, for (i) each month of such fiscal year prepared in detail and (ii) each fiscal year thereafter, through and including the fiscal year in which the Final Maturity Date occurs, prepared in summary form, in each case, with appropriate presentation and discussion of the principal assumptions upon which such budgets are based, accompanied by the statement of a Financial Officer of Holdings to the effect that the budget of Holdings and Borrower is a reasonable estimate for the periods covered thereby and, promptly when available, any significant revisions of such budget;
          (i) Organization. Concurrently with any delivery of financial statements under Section 5.01(a), accurate information as required by Section 3.07(c), or confirmation that there are no changes to Schedule 10(a) to the Perfection Certificate;
          (j) Organizational Documents. Promptly provide copies of any Organizational Documents that have been amended or modified in accordance with the terms hereof and deliver a copy of any notice of default given or received by any Company under any Organizational Document within 15 days after such Company gives or receives such notice; and
          (k) Other Information. Promptly, from time to time, such other information regarding the operations, business affairs and financial condition of any Company, or compliance with the terms of any Loan Document, as the Administrative Agent or any Lender (through the Administrative Agent) may reasonably request.
          SECTION 5.02 Litigation and Other Notices. Furnish to the Administrative Agent and each Lender written notice of the following promptly (and, in any event, within three Business Days of the occurrence thereof):
     (a) any Default or Event of Default, specifying the nature and extent thereof and the corrective action (if any) taken or proposed to be taken with respect thereto (provided that any such description of any proposed corrective action shall not create an independent obligation under any Loan Document);

     (b) the filing or commencement of, or any threat or notice of intention of any person to file or commence, any action, suit, litigation or proceeding, whether at law or in equity by or before any Governmental Authority, (i) against any Company or any Affiliate thereof that could reasonably be expected to result in a Material Adverse Effect or (ii) with respect to any Loan Document;
     (c) any development that has resulted in or could reasonably be expected to result in a Material Adverse Effect;
     (d) the occurrence of a Casualty Event; and
     (e) (i) the incurrence of any material Lien (other than Permitted Collateral Liens) on, or claim asserted against any of the Collateral or (ii) the occurrence of any other event which could materially affect the value of the Collateral.
          SECTION 5.03 Existence; Businesses and Properties.
          (a) Do or cause to be done all things necessary to preserve, renew and maintain in full force and effect its legal existence, except as otherwise expressly permitted under Section 6.05 or Section 6.06 or, in the case of any Subsidiary, where the failure to perform such obligations, individually or in the aggregate, could not reasonably be expected to result in a Material Adverse Effect.
          (b) Use commercially reasonable efforts to do or cause to be done all things necessary to obtain, preserve, renew, extend and keep in full force and effect the rights, licenses, Mining Permits, Environmental Permits and other permits, privileges, franchises, authorizations, patents, bonds or other financial assurances, copyrights, trademarks and trade names material to the conduct of its business; maintain and operate such business in substantially the manner in which it is presently conducted and operated; comply with all applicable Requirements of Law (including any and all zoning, mining, building, Mining Laws, ordinance, code or approval or any building permits or any restrictions of record or agreements affecting the Real Property) and decrees and orders of any Governmental Authority, whether now in effect or hereafter enacted, except where the failure to comply, individually or in the aggregate, could not reasonably be expected to result in a Material Adverse Effect; pay and perform its obligations under all Leases and Transaction Documents; and at all times maintain, preserve and protect all property material to the conduct of such business and keep such property in good repair, working order and condition (other than wear and tear occurring in the ordinary course of business) and from time to time make, or cause to be made, all needful and proper repairs, renewals, additions, improvements and replacements thereto necessary in order that the business carried on in connection therewith may be properly conducted at all times, except where the failure to comply, individually or in the aggregate, could not reasonably be expected to result in a Material Adverse Effect; provided that nothing in this Section 5.03(b) shall prevent (i) sales of property, consolidations or mergers by or involving any Company in accordance with Section 6.05 or Section 6.06; (ii) the withdrawal by any Company of its qualification as a foreign corporation in any jurisdiction where such withdrawal, individually or in the aggregate, could not reasonably be expected to result in a Material Adverse Effect; or (iii) the abandonment by any Company of any rights, franchises, licenses, trademarks, trade names, copyrights or patents that such person reasonably determines are not useful to its business or no longer commercially desirable.

          SECTION 5.04 Insurance.
          (a) Generally. Keep its insurable property adequately insured at all times by financially sound and reputable insurers; maintain such other insurance, to such extent and against such risks as is customary with companies in the same or similar businesses operating in the same or similar locations, including insurance with respect to Mortgaged Properties and other properties material to the business of the Companies against such casualties and contingencies and of such types and in such amounts with such deductibles as is customary in the case of similar businesses operating in the same or similar locations, including (i) physical hazard insurance on an “all risk” basis, (ii) commercial general liability against claims for bodily injury, death or property damage covering any and all insurable claims, (iii) explosion insurance in respect of any boilers, machinery or similar apparatus constituting Collateral, (iv) business interruption insurance, (v) worker’s compensation insurance and such other insurance as may be required by any Requirement of Law, (vi) reclamation bonds or other financial assurance contracts or policies (vii) specifically including the Mine Reclamation Policy No. EPP 7783964 issued by American International Specialty Lines Insurance Company, and Pollution Legal Liability Select Policy No. PLS2677732 issued by American International Specialty Lines Insurance Company and (viii) such other insurance against risks as the Administrative Agent may from time to time require (such policies to be in such form and amounts and having such coverage as may be reasonably satisfactory to the Administrative Agent and the Collateral Agent); provided that with respect to physical hazard insurance, neither the Collateral Agent nor the applicable Company shall agree to the adjustment of any claim thereunder without the consent of the other (such consent not to be unreasonably withheld or delayed); provided, further, that no consent of any Company shall be required during an Event of Default.
          (b) Requirements of Insurance. All such insurance shall (i) provide that no cancellation, material reduction in amount or material change in coverage thereof shall be effective until at least 30 days after receipt by the Collateral Agent of written notice thereof, (ii) name the Collateral Agent as mortgagee (in the case of property insurance) or additional insured on behalf of the Secured Parties (in the case of liability insurance) or loss payee (in the case of property insurance), as applicable, (iii) if reasonably requested by the Collateral Agent, include a breach of warranty clause and (iv) be reasonably satisfactory in all other respects to the Collateral Agent.
          (c) Notice to Agents. Notify the Administrative Agent and the Collateral Agent promptly whenever any separate insurance concurrent in form or contributing in the event of loss with that required to be maintained under this Section 5.04 is taken out by any Company; and promptly deliver to the Administrative Agent and the Collateral Agent a duplicate original copy of such policy or policies.
          (d) Flood Insurance. With respect to each Mortgaged Property located in the United States, obtain flood insurance in such total amount as the Administrative Agent or the Required Lenders may from time to time require, if at any time the area in which any improvements located on any Mortgaged Property is designated a “flood hazard area” in any Flood Insurance Rate Map published by the Federal Emergency Management Agency (or any successor agency), and otherwise comply with the National Flood Insurance Program as set forth in the Flood Disaster Protection Act of 1973, as amended from time to time.
          (e) Broker’s Report. Deliver to the Administrative Agent and the Collateral Agent (for posting to Lenders) a report of a reputable insurance broker with respect to such insurance and such supplemental reports with respect thereto as the Administrative Agent or the Collateral Agent may from time to time reasonably request.
          (f) Real Properties. No Loan Party that is an owner of Real Property shall take any action that is reasonably likely to be the basis for termination, revocation or denial of any insurance coverage required to be maintained under such Loan Party’s respective Mortgage or under this Agreement or that could be the basis for a defense to any claim under any Insurance Policy maintained in respect of such Real Property, and each Loan Party shall otherwise comply in all material respects with all Insurance Requirements in respect of the Premises other than any action taken or noncompliance which would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect; provided, however, that each Loan Party may, at its own expense and after written notice to the Administrative Agent, (i) contest the applicability or enforceability of any such Insurance Requirements by appropriate legal proceedings, the prosecution of which does not constitute a basis for cancellation or revocation of any insurance coverage required under this Section 5.04 or (ii) cause the Insurance Policy containing any such Insurance Requirement to be replaced by a new policy complying with the provisions of this Section 5.04.
          SECTION 5.05 Obligations and Taxes.
          (a) Payment of Obligations. Pay its Indebtedness and other obligations promptly and in accordance with their terms and pay and discharge promptly when due all Taxes, assessments and governmental charges or levies imposed upon it or upon its income or profits or in respect of its property, before the same shall become delinquent or in default, as well as all lawful claims for labor, services, materials and supplies or otherwise that, if unpaid, might give rise to a Lien other than a Permitted Lien upon such properties or any part thereof; provided that such payment and discharge shall not be required with respect to any such Tax, assessment, charge, levy or claim so long as (x)(i) the validity or amount thereof shall be contested in good faith by appropriate proceedings timely instituted and diligently conducted and the applicable Company shall have set aside on its books adequate reserves or other appropriate provisions with respect thereto in accordance with GAAP and (ii) in the case of Collateral, the applicable Company shall have otherwise complied with the Contested Collateral Lien Conditions and (y) the failure to pay could not reasonably be expected to result in a Material Adverse Effect.
          (b) Filing of Returns. Timely and correctly file all material Tax Returns required to be filed by it. Withhold, collect and remit all Taxes that it is required to collect, withhold or remit.
          (c) Tax Shelter Reporting. Borrower does not intend to treat the Loans as being a “reportable transaction” within the meaning of Treasury Regulation Section 1.6011-4. In the event Borrower determines to take any action inconsistent with such intention, it will promptly notify the Administrative Agent thereof.
          SECTION 5.06 Employee Benefits, (a) Comply in all material respects with the applicable provisions of ERISA and the Code and (b) furnish to the Administrative Agent (x) as soon as possible after, and in any event within 10 days after any Responsible Officer of any Company or any ERISA Affiliates of any Company knows or has reason to know that any ERISA Event has occurred that, alone or together with any other ERISA Event, could reasonably be expected to result in liability of the Companies or any of their ERISA Affiliates in an aggregate amount exceeding $1.0 million or the imposition of a Lien, a statement of a Financial Officer of Borrower setting forth details as to such ERISA Event and the action, if any, that the Companies propose to take with respect thereto, and (y) upon request by the Administrative Agent, copies of (i) each Schedule B (Actuarial Information) to the annual report (Form 5500 Series) filed by any Company or any ERISA Affiliate with the Internal Revenue Service with respect to each Plan; (ii) the most recent actuarial valuation report for each Plan; (iii) all notices received by any Company or any ERISA Affiliate from a Multiemployer Plan sponsor or any governmental agency concerning an ERISA Event; and (iv) such other documents or governmental reports or filings relating to any Plan (or employee benefit plan sponsored or contributed to by any Company) as the Administrative Agent shall reasonably request.
          SECTION 5.07 Maintaining Records; Access to Properties and Inspections; Annual Meetings.
          (a) Keep proper books of record and account in which full, true and correct entries in conformity with GAAP and all Requirements of Law are made of all dealings and transactions in relation to its business and activities. Each Company will permit any representatives designated by the Administrative Agent or any Lender to visit and inspect all records, financial and otherwise, and the property of such Company at reasonable times and as often as reasonably requested and to make extracts from and copies of such financial records, and permit any representatives designated by the Administrative Agent or any Lender to discuss the affairs, finances, accounts and condition of any Company with the officers and employees thereof and advisors therefor (including independent accountants); provided, however, that unless an Event of Default shall have occurred and be continuing, the Administrative Agent (and any Lender accompanying the Administrative Agent or its representative) shall be entitled to only one such inspection during any 12-month period.
          (b) Within 150 days after the end of each fiscal year of the Companies, at the request of the Administrative Agent or Required Lenders, hold a meeting (at a mutually agreeable location, venue and time or, at the option of the Administrative Agent, by conference call, the costs of such venue or call to be paid by Borrower) with all Lenders who choose to attend such meeting, at which meeting shall be reviewed the financial results of the previous fiscal year and the financial condition of the Companies and the budgets presented for the current fiscal year of the Companies.
          SECTION 5.08 Use of Proceeds. Use the proceeds of the Loans only for the purposes set forth in Section 3.12 and request the issuance of Letters of Credit only for the purposes set forth in the definition of Commercial Letter of Credit or Standby Letter of Credit, as the case may be.
          SECTION 5.09 Compliance with Environmental Laws; Environmental Reports.
          (a) Comply, and use commercially reasonable efforts to cause all lessees and other persons occupying Real Property owned, operated or leased by any Company to comply, in all material respects with all Environmental Laws and Environmental Permits applicable to its operations and Real Property; obtain and renew all material Environmental Permits applicable to its operations and Real Property; and conduct all Responses required by, and in accordance with, Environmental Laws; provided that no Company shall be required to undertake any Response to the extent that its obligation to do so is being contested in good faith and by proper proceedings and appropriate reserves are being maintained with respect to such circumstances in accordance with GAAP.
          (b) If a Default caused by reason of a breach of Section 3.18 or Section 5.09(a) shall have occurred and be continuing for more than 20 days without the Companies commencing activities reasonably likely to cure such Default in accordance with Environmental Laws, at the written request of the Administrative Agent or the Required Lenders through the Administrative Agent, provide to the Lenders within 45 days after such request, at the expense of Borrower, an environmental assessment report regarding the matters which are the subject of such Default, including, where appropriate, soil and/or groundwater sampling, prepared by an environmental consulting firm and, in the form and substance, reasonably acceptable to the Administrative Agent and indicating the presence or absence of Hazardous Materials and the estimated cost of any compliance or Response to address them.
          SECTION 5.10 Interest Rate Protection. No later than the 180th day after the Closing Date, Borrower shall enter into, and for a minimum of three years thereafter maintain, Hedging Agreements with terms and conditions acceptable to the Administrative Agent that result in at least 50% of the aggregate principal amount of Borrower’s Consolidated Indebtedness other than Revolving Loans being effectively subject to a fixed or maximum interest rate acceptable to the Administrative Agent.
          SECTION 5.11 Additional Collateral; Additional Guarantors.
          (a) Subject to the terms of the Intercreditor Agreement and this Section 5.11, with respect to any property (including, without limitation, title to the Davidson Property or any ownership interest in the Davidson Property) acquired after the Closing Date by any Loan Party that is intended to be subject to the Lien created by any of the Security Documents but is not so subject, promptly (and in any event within 30 days after the acquisition thereof) (i) execute and deliver to the Administrative Agent and the Collateral Agent such amendments or supplements to the relevant Security Documents or such other documents as the Administrative Agent or the Collateral Agent shall deem necessary or advisable to grant to the Collateral Agent, for its benefit and for the benefit of the other Secured Parties, a Lien on such property subject to no Liens other than Permitted Collateral Liens, and (ii) take all actions necessary to cause such Lien to be duly perfected to the extent required by such Security Document in accordance with all applicable Requirements of Law, including the filing of financing statements in such jurisdictions as may be reasonably requested by the Administrative Agent. Borrower shall otherwise take such actions and execute and/or deliver to the Collateral Agent such documents as the Administrative Agent or the Collateral Agent shall require to confirm the validity, perfection (to the extent required by the Security Documents) and priority of the Lien of the Security Documents on such after-acquired properties.
          (b) Subject to the terms of the Intercreditor Agreement, with respect to any person that is or becomes a Subsidiary after the Closing Date, promptly (and in any event within 30 days after such person becomes a Subsidiary) (i) deliver to the Collateral Agent the certificates, if any, representing all of the Equity Interests of such Subsidiary, together with undated stock powers or other appropriate instruments of transfer executed and delivered in blank by a duly authorized officer of the holder(s) of such Equity Interests, and all intercompany notes owing from such Subsidiary to any Loan Party together with instruments of transfer executed and delivered in blank by a duly authorized officer of such Loan Party and (ii) cause such new Subsidiary (A) to execute a Joinder Agreement or such comparable documentation to become a Subsidiary Guarantor and a joinder agreement to the applicable Security Agreement, substantially in the form annexed thereto or, in the case of a Foreign Subsidiary, execute a security agreement compatible with the laws of such Foreign Subsidiary’s jurisdiction in form and substance reasonably satisfactory to the Administrative Agent, and (B) to take all actions necessary or advisable in the opinion of the Administrative Agent or the Collateral Agent to cause the Lien created by the applicable Security Document to be duly perfected to the extent required by the Security Documents in accordance with all applicable Requirements of Law, including the filing of financing statements in such jurisdictions as may be reasonably requested by the Administrative Agent or the Collateral Agent. Notwithstanding the foregoing, (1) the Equity Interests required to be delivered to the Collateral Agent pursuant to clause (i) of this Section 5.11(b) shall not include any Equity

Interests of a Foreign Subsidiary created or acquired after the Closing Date and (2) no Foreign Subsidiary shall be required to take the actions specified in clause (ii) of this Section 5.11(b), if, in the case of either clause (1) or (2), doing so would constitute an investment of earnings in United States property under Section 956 (or a successor provision) of the Code, which investment would or could reasonably be expected to trigger an increase in the United States Income Tax of a United States shareholder of such Subsidiary pursuant to Section 951 (or a successor provision) of the Code; provided that any actions specified in clause (ii) of this Section 5.11(b) with respect to a Foreign Subsidiary shall be terminated if it is subsequently determined that such actions would constitute an investment of earnings in United States property under Section 956 (or a successor provision) of the Code, which investment would or could reasonably be expected to trigger an increase in the United States Income Tax of a United States shareholder of such Subsidiary pursuant to Section 951 (or a successor provision) of the Code; provided further that this exception shall not apply to (A) Voting Stock of any Subsidiary which is a first-tier controlled foreign corporation (as defined in Section 957(a) of the Code) representing 66% of the total voting power of all outstanding Voting Stock of such Subsidiary and (B) 100% of the Equity Interests not constituting Voting Stock of any such Subsidiary, except that any such Equity Interests constituting “stock entitled to vote” within the meaning of Treasury Regulation Section 1.956-2(c)(2) shall be treated as Voting Stock for purposes of this Section 5.11(b).
          (c) Subject to the terms of the Intercreditor Agreement, promptly grant to the Collateral Agent, within 30 days of the acquisition thereof, a security interest in and Mortgage on (i) each Real Property owned in fee by such Loan Party as is acquired by such Loan Party after the Closing Date and that, together with any Improvements thereon, individually, or in the aggregate when taken with all contiguous parcels of Real Property interests then held by any Loan having a fair market value of at least $1.0 million for each such Real Property or in excess of $5.0 million in the aggregate for all such Real Property property acquired after the Closing Date, (ii) unless the Collateral Agent otherwise consents, each leased Real Property of such Loan Party which lease individually has annual lease payments of at least $500,000 and (iii) any and all other material interests in Real Property otherwise held by any Loan Party which individually, or in the aggregate when taken with all contiguous parcels of Real Property interests then held by any Loan having a fair market value of at least $1.0 million, in each case, as additional security for the Secured Obligations (unless the subject property is already mortgaged to a third party to the extent permitted by Section 6.02). Subject to the terms of the Intercreditor Agreement, such Mortgages shall be granted pursuant to documentation reasonably satisfactory in form and substance to the Administrative Agent and the Collateral Agent and shall constitute valid and enforceable perfected Liens subject only to Permitted Collateral Liens or other Liens acceptable to the Collateral Agent. Subject to the terms of the Intercreditor Agreement, the Mortgages or instruments related thereto shall be duly recorded or filed in such manner and in such places as are required by law to establish, perfect, preserve and protect the Liens in favor of the Collateral Agent required to be granted pursuant to the Mortgages and all taxes, fees and other charges payable in connection therewith shall be paid in full. Such Loan Party shall otherwise take such actions and execute and/or deliver to the Collateral Agent such documents as the Administrative Agent or the Collateral Agent shall require to confirm the validity, perfection and priority of the Lien of any existing Mortgage or new Mortgage against such after-acquired Real Property (including a Title Policy or local legal counsel title opinion satisfactory to the Administrative Agent, a Survey and local counsel opinion (in form and substance reasonably satisfactory to the Administrative Agent and the Collateral Agent) in respect of such Mortgage).
          SECTION 5.12 Security Interests; Further Assurances. Subject to the terms of the Intercreditor Agreement, promptly, upon the reasonable request of the Administrative Agent, the Collateral Agent or the Required Lenders acting through the Administrative Agent, at Borrower’s expense, execute, acknowledge and deliver, or cause the execution, acknowledgment and delivery of, and thereafter register, file or record, or cause to be registered, filed or recorded, in an appropriate governmental office, any document or instrument supplemental to or confirmatory of the Security Documents or otherwise deemed by the Administrative Agent or the Collateral Agent reasonably necessary or desirable for the continued validity, perfection (to the extent required by the applicable Security Document) and priority of the Liens on the Collateral covered thereby, subject to no other Liens except as permitted by the applicable Security Document, or use commercially reasonable efforts to obtain any consents or waivers as may be necessary or appropriate in connection therewith. Upon the request of the Administrative Agent, the Collateral Agent or the Required Lenders acting through the Administrative Agent, use commercially reasonable efforts to deliver or cause to be delivered to the Administrative Agent and the Collateral Agent from time to time such other documentation, consents, authorizations, approvals and orders in form and substance reasonably satisfactory to the Administrative Agent and the Collateral Agent as the Administrative Agent and the Collateral Agent shall reasonably deem necessary to perfect (to the extent required by the applicable Security Document) or maintain the Liens on the Collateral pursuant to the Security Documents. Upon the exercise by the Administrative Agent, the Collateral Agent or any Lender of any power, right, privilege or remedy pursuant to any Loan Document which requires any consent, approval, registration, qualification or authorization of any Governmental Authority execute and deliver all applications, certifications, instruments and other documents and papers that the Administrative Agent, the Collateral Agent or such Lender may require. If the Administrative Agent, the Collateral Agent or the Required Lenders determine that they are required by a Requirement of Law to have appraisals prepared in respect of the Real Property of any Loan Party constituting Collateral, Borrower shall provide to the Administrative Agent appraisals that satisfy the applicable requirements of the Real Estate Appraisal Reform Amendments of FIRREA and are otherwise in form and substance satisfactory to the Administrative Agent and the Collateral Agent.
          SECTION 5.13 Information Regarding Collateral. Not effect any change (i) in any Loan Party’s legal name, (ii) in the location of any Loan Party’s chief executive office, (iii) in any Loan Party’s identity or organizational structure, (iv) in any Loan Party’s Federal Taxpayer Identification Number (or equivalent identification in any other jurisdiction) or organizational identification number, if any, or (v) in any Loan Party’s jurisdiction of organization (in each case, including by merging with or into any other entity, reorganizing, dissolving, liquidating, reorganizing or organizing in any other jurisdiction), until (A) it shall have given the Collateral Agent and the Administrative Agent not less than 30 days’ prior written notice (in the form of an Officer’s Certificate), or such lesser notice period agreed to by the Collateral Agent, of its intention so to do, clearly describing such change and providing such other information in connection therewith as the Collateral Agent or the Administrative Agent may reasonably request and (B) it shall have taken all action reasonably satisfactory to the Collateral Agent to maintain the perfection (to the extent required by the applicable Security Document) and priority of the security interest of the Collateral Agent for the benefit of the Secured Parties in the Collateral, if applicable. Each Loan Party agrees to promptly provide the Collateral Agent with certified Organizational Documents reflecting any of the changes described in the preceding sentence. Each Loan Party also agrees to promptly notify the Collateral Agent of any change in the location of any office in which it maintains books or records relating to Collateral owned by it or any office or facility at which Collateral is located (including the establishment of any such new office or facility), other than changes in location to a Mortgaged Property or a leased property subject to a Landlord Access Agreement.
          SECTION 5.14 Affirmative Covenants with Respect to Leases. With respect to each Lease, perform all the obligations imposed upon the landlord under such Lease and enforce all of the tenant’s obligations thereunder, except where the failure to so perform or enforce could not reasonably be expected to result in a Property Material Adverse Effect.

          SECTION 5.15 Affirmative Covenants with Respect to Unpatented Claims.
          (a) The applicable Loan Party may: (i) locate, amend or relocate any unpatented mining claim or mill site, (ii) locate any fractions resulting from such amendment or relocation, (iii) apply for patents or mining leases or other forms of mineral tenure for any such unpatented claims or sites, (iv) abandon any unpatented mining claims for the purpose of locating mill sites or otherwise acquiring from the United States rights to the ground covered thereby, (v) abandon any unpatented mill sites for the purpose of locating mining claims or otherwise acquiring from the United States rights to the ground covered thereby, (vi) exchange with or convey to the United States any of the claims constituting any Mortgaged Property for the purpose of acquiring rights to the ground covered thereby or other adjacent ground, and (vii) convert any unpatented claims or mill sites into one or more leases or other forms of mineral tenure pursuant to any law hereafter enacted, provided that any such newly located, amended, relocated, or converted claim or site, patent, lease or other form of mineral tenure, or any form of mineral tenure received in an exchange or through a conversion pursuant to any law hereafter enacted shall for all purposes be included within the definition of Mortgaged Property.
          (b) The applicable Loan Party shall promptly pay, when due and payable, the maintenance fees and all other Charges (as defined in the Mortgage) payable pursuant to the Requirements of Law regarding the Unpatented Claims. The applicable Loan Parties shall notify the Administrative Agent in writing of any default or violation by any such Loan Party in the performance or observance of any act required by any Requirements of Law on the part of any such Loan Party to be performed or observed regarding the Unpatented Claims within ten (10) days after such Loan Party knows of such default or violation other than any such default or violation which would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect. The applicable Loan Party shall, promptly following the receipt thereof, deliver a copy of any notice of default or violation given to such Loan Party regarding the Unpatented Claim and promptly notify the Administrative Agent in writing of any default by the lessor grantor in the performance or observance of any of the terms, covenants or conditions under applicable Requirements of Law.
          SECTION 5.16 Davidson Vending Agreement. With respect to the Davidson Vending Agreement:
     (a) comply with such Agreement and keep it in good standing and in force;
     (b) use commercially reasonable efforts to acquire title to the Davidson Property from the Vendors in the manner set forth in the Davidson Vending Agreement;
     (c) keep the Administrative Agent informed about the status of the Agreement including, without limitation, on the progress being made to acquire title to the Davidson Property; and
     (d) upon acquiring title to any part or the whole of the Davidson Property, subject such title to a Mortgage as provided for in the Mortgage on the Davidson Project being delivered as of the Closing Date and as provided for in Section 5.11.
          SECTION 5.17 Post-Closing Collateral Matters. To the extent such items have not been delivered as of the Closing Date, complete the items contained of Schedule 5.17 to the satisfaction of the Collateral Agent within the number of days specified on Schedule 5.17 (or such longer period as may be agreed to by the Collateral Agent in its sole discretion).

ARTICLE VI
NEGATIVE COVENANTS
          Each Loan Party warrants, covenants and agrees with each Lender that, so long as this Agreement shall remain in effect and until the Commitments have been terminated and the principal of and interest on each Loan, all Fees and all other expenses or amounts payable under any Loan Document have been paid in full and all Letters of Credit have been canceled or have expired and all amounts drawn thereunder have been reimbursed in full, unless the Required Lenders shall otherwise consent in writing, no Loan Party will, nor will they cause or permit any Subsidiaries to:
          SECTION 6.01 Indebtedness. Incur, create, assume or permit to exist, directly or indirectly, any Indebtedness, except
     (a) Indebtedness incurred under this Agreement and the other Loan Documents;
     (b) (i) Indebtedness outstanding on the Closing Date and listed on Schedule 6.01(b), (ii) refinancings or renewals thereof; provided that (A) any such refinancing Indebtedness is in an aggregate principal amount not greater than the aggregate principal amount of the Indebtedness being renewed or refinanced, plus the amount of any premiums required to be paid thereon and reasonable fees and expenses associated therewith, (B) such refinancing Indebtedness has a later or equal final maturity and longer or equal weighted average life than the Indebtedness being renewed or refinanced and (C) the covenants, events of default, subordination and other provisions thereof (including any guarantees thereof) shall be, in the aggregate, no less favorable to the Lenders than those contained in the Indebtedness being renewed or refinanced and (iii) Indebtedness incurred under the Second Lien Credit Agreement; provided that, in the case of any replacement or refinancing after the date hereof, (x) the Second Lien Collateral Agent shall enter into the Intercreditor Agreement with the Collateral Agent, (y) the aggregate principal amount of the replacement or refinancing Indebtedness shall equal the aggregate principal amount of the Indebtedness being replaced or refinanced, and the yield on the replaced or refinanced Indebtedness shall not be greater than the yield on the Indebtedness being replaced or refinanced and (z) the Second Lien Loan Documents shall not include any provisions, terms or conditions that would not be permitted, under Section [5.3] of the Intercreditor Agreement, in any amendment of the Second Lien Loan Documents.
     (c) Indebtedness under Hedging Obligations with respect to interest rates, foreign currency exchange rates or commodity prices, in each case not entered into for speculative purposes; provided that if such Hedging Obligations relate to interest rates, (i) such Hedging Obligations relate to payment obligations on Indebtedness otherwise permitted to be incurred by the Loan Documents and (ii) the notional principal amount of such Hedging Obligations at the time incurred does not exceed the principal amount of the Indebtedness to which such Hedging Obligations relate;
     (d) Indebtedness permitted by Section 6.04(f);
     (e) Indebtedness in respect of Purchase Money Obligations and Capital Lease Obligations, and refinancings or renewals thereof, in an aggregate amount not to exceed $10.0 million at any time outstanding;

     (f) Indebtedness incurred by Non-Guarantor Subsidiaries in an aggregate amount not to exceed $1.0 million at any time outstanding;
     (g) Indebtedness in respect of bid, performance or surety bonds, workers’ compensation claims, self-insurance obligations and bankers acceptances issued for the account of any Company in the ordinary course of business, including guarantees or obligations of any Company with respect to letters of credit supporting such bid, performance or surety bonds, workers’ compensation claims, self-insurance obligations and bankers acceptances (in each case other than for an obligation for money borrowed), in an aggregate amount not to exceed $1.0 million at any time outstanding;
     (h) Contingent Obligations of any Loan Party in respect of Indebtedness otherwise permitted under this Section 6.01;
     (i) Indebtedness arising from the honoring by a bank or other financial institution of a check, draft or similar instrument inadvertently (except in the case of daylight overdrafts) drawn against insufficient funds in the ordinary course of business; provided, however, that such Indebtedness is extinguished within five Business Days of incurrence;
     (j) Indebtedness arising in connection with endorsement of instruments for deposit in the ordinary course of business; and
     (k) unsecured Indebtedness of any Company in an aggregate amount not to exceed $5.0 million at any time outstanding.
          SECTION 6.02 Liens. Create, incur, assume or permit to exist, directly or indirectly, any Lien on any property now owned or hereafter acquired by it or on any income or revenues or rights in respect of any thereof, except the following (collectively, the “Permitted Liens”):
     (a) inchoate Liens for taxes, assessments or governmental charges or levies not yet due and payable or delinquent and Liens for taxes, assessments or governmental charges or levies, which (i) are being contested in good faith by appropriate proceedings for which adequate reserves have been established in accordance with GAAP, which proceedings (or orders entered in connection with such proceedings) have the effect of preventing the forfeiture or sale of the property subject to any such Lien, and (ii) in the case of any such charge or claim which has or may become a Lien against any of the Collateral, such Lien and the contest thereof shall satisfy the Contested Collateral Lien Conditions;
     (b) Liens in respect of property of any Company imposed by Requirements of Law, which were incurred in the ordinary course of business and do not secure Indebtedness for borrowed money, such as carriers’, warehousemen’s, materialmen’s, landlords’, workmen’s, suppliers’, repairmen’s and mechanics’ Liens and other similar Liens arising in the ordinary course of business, and (i) which do not in the aggregate materially detract from the value of the property of the Companies, taken as a whole, and do not materially impair the use thereof in the operation of the business of the Companies, taken as a whole, (ii) which, if they secure obligations that are then due and unpaid, are being contested in good faith by appropriate proceedings for which adequate reserves have been established in accordance with GAAP, which proceedings (or orders entered in connection with such proceedings) have the effect of preventing the forfeiture or sale of the property subject to any such Lien, and (iii) in the case of any such Lien which has or may become a Lien against any of the Collateral, such Lien and the contest thereof shall satisfy the Contested Collateral Lien Conditions;
     (c) any Lien in existence on the Closing Date granted pursuant to the Second Lien Security Documents and any other Lien in existence on the Closing Date and set forth on Schedule 6.02(c) and any Lien granted as a replacement or substitute therefor; provided that any such replacement or substitute Lien (i) except as permitted by Section 6.01(b)(ii)(A), does not secure an aggregate amount of Indebtedness, if any, greater than that secured on the Closing Date and (ii) does not encumber any property other than the property subject thereto on the Closing Date (any such Lien, an “Existing Lien”);
     (d) easements, rights-of-way, restrictions (including zoning restrictions), covenants, licenses, encroachments, protrusions and other similar charges or encumbrances, and minor title deficiencies on or with respect to any Real Property, in each case whether now or hereafter in existence, not (i) securing Indebtedness, (ii) individually or in the aggregate materially impairing the value or marketability of such Real Property or (iii) individually or in the aggregate materially interfering with the ordinary conduct of the business of the Companies at such Real Property;
     (e) Liens arising out of judgments, attachments or awards not resulting in a Default and in respect of which such Company shall in good faith be prosecuting an appeal or proceedings for review in respect of which there shall be secured a subsisting stay of execution pending such appeal or proceedings and, in the case of any such Lien which has or may become a Lien against any of the Collateral, such Lien and the contest thereof shall satisfy the Contested Collateral Lien Conditions;
     (f) Liens (other than any Lien imposed by ERISA) (x) imposed by Requirements of Law or deposits made in connection therewith in the ordinary course of business in connection with workers’ compensation, unemployment insurance and other types of social security legislation, (y) incurred in the ordinary course of business to secure the performance of tenders, statutory obligations (other than excise taxes), surety, stay, customs and appeal bonds, statutory bonds, bids, leases, government contracts, trade contracts, performance and return of money bonds and other similar obligations (exclusive of obligations for the payment of borrowed money) or (z) arising by virtue of deposits made in the ordinary course of business to secure liability for premiums to insurance carriers; provided that (i) with respect to clauses (x), (y) and (z) of this paragraph (f), such Liens are for amounts not yet due and payable or delinquent or, to the extent such amounts are so due and payable, such amounts are being contested in good faith by appropriate proceedings for which adequate reserves have been established in accordance with GAAP, which proceedings for orders entered in connection with such proceedings have the effect of preventing the forfeiture or sale of the property subject to any such Lien, (ii) to the extent such Liens are not imposed by Requirements of Law, such Liens shall in no event encumber any property other than cash and Cash Equivalents, (iii) in the case of any such Lien against any of the Collateral, such Lien and the contest thereof shall satisfy the Contested Collateral Lien Conditions and (iv) the aggregate amount of deposits at any time pursuant to clause (y) and clause (z) of this paragraph (f) shall not exceed $5.0 million in the aggregate;
     (g) Leases of the properties of any Company, in each case entered into in the ordinary course of such Company’s business so long as such Leases are subordinate in all respects to the Liens granted and evidenced by the Security Documents and do not, individually or in the aggregate, (i) interfere in any material respect with the ordinary conduct of the business of any

Company, (ii) materially impair the use (for its intended purposes) or the value of the property subject thereto or (iii) lease more than 20% of the gross building area of the improved Real Property subject thereto or 20% of the total area of the Real Property subject thereto;
     (h) Liens arising out of conditional sale, title retention, consignment or similar arrangements for the sale of goods entered into by any Company in the ordinary course of business in accordance with the past practices of such Company;
     (i) Liens securing Indebtedness incurred pursuant to Section 6.01(e); provided that any such Liens attach only to the property being financed pursuant to such Indebtedness and do not encumber any other property of any Company;
     (j) bankers’ Liens, rights of setoff and other similar Liens existing solely with respect to cash and Cash Equivalents on deposit in one or more accounts maintained by any Company, in each case granted in the ordinary course of business in favor of the bank or banks with which such accounts are maintained, securing amounts owing to such bank with respect to cash management and operating account arrangements, including those involving pooled accounts and netting arrangements; provided that, unless such Liens are non-consensual and arise by operation of law, in no case shall any such Liens secure (either directly or indirectly) the repayment of any Indebtedness;
     (k) Liens on property of a person existing at the time such person is acquired or merged with or into or consolidated with any Company to the extent permitted hereunder (and not created in anticipation or contemplation thereof); provided that such Liens do not extend to property not subject to such Liens at the time of acquisition (other than improvements thereon) and are no more favorable to the lienholders than such existing Lien;
     (l) Liens granted pursuant to the Security Documents to secure the Secured Obligations;
     (m) licenses of Intellectual Property granted by any Company in the ordinary course of business and not interfering in any material respect with the ordinary conduct of business of the Companies;
     (n) the filing of UCC financing statements (or similar filings in other jurisdictions) solely as a precautionary measure in connection with operating leases or consignment of goods;
     (o) Liens securing Indebtedness incurred pursuant to Section 6.01(f); provided that (i) such Liens do not extend to, or encumber, property which constitutes Collateral and (ii) such Liens extend only to the property (or Equity Interests) of the Subsidiary incurring such Indebtedness;
     (p) Liens incurred in the ordinary course of business of any Company with respect to obligations that do not in the aggregate exceed $5.0 million at any time outstanding, so long as such Liens, to the extent covering any Collateral, are junior to the Liens granted pursuant to the Security Documents;
     (q) the reservations, limitations, provisos and conditions, if any, expressed in any original grant from the Crown of any real property or interest therein;

     (r) Liens given to a public utility or municipality or governmental or other public authority when required by such utility or other authority in connection with the operation of the business of the Companies or the ownership of the Collateral, in each case whether now or hereafter in existence, and in each case not (i) securing Indebtedness, (ii) individually or in the aggregate materially impairing the value of marketability of such Real Property or (iii) individually or in the aggregate materially interfering with the ordinary conduct of the business of the Companies at such Real Property;
     (s) applicable municipal and other governmental restrictions, including municipal by-laws and regulations, affecting the use of Real Property or the nature of any structures which may be erected thereon, provided that such restrictions have been complied with, in each case whether now or hereafter in existence, and in each case not (i) securing Indebtedness, (ii) individually or in the aggregate materially impairing the value of marketability of such Real Property or (iii) individually or in the aggregate materially interfering with the ordinary conduct of the business of the Companies at such Real Property;
     (t) any rights of expropriation, access or use or any other rights conferred or vested by or under statutes of Canada or applicable provinces;
     (u) servicing agreements, development agreements, site plan agreements, and other agreements with governmental or public authorities pertaining to the use or development of any of the Collateral, provided some are complied with including, without limitation, any obligations to deliver letters of credit; and
     (v) those Liens set forth in Schedule I to the applicable Mortgage which shall, in the case of Real Property located in the United States, set forth the liens disclosed in the Title Policy issued in connection with such Mortgage, and, in the case of Real Property located in Canada, liens disclosed in the Title Opinions delivered relating to such Real Property.
provided, however, that no consensual Liens shall be permitted to exist, directly or indirectly, on any Securities Collateral, other than Liens granted pursuant to the Security Documents and the Second Lien Security Documents.
          SECTION 6.03 Sale and Leaseback Transactions. Enter into any arrangement, directly or indirectly, with any person whereby it shall sell or transfer any property, real or personal, used or useful in its business, whether now owned or hereafter acquired, and thereafter rent, lease or otherwise utilize such property or other property which it intends to use for substantially the same purpose or purposes as the property being sold or transferred (a “Sale and Leaseback Transaction”) unless (i) the sale of such property is permitted by Section 6.06 and (ii) any Liens arising in connection with its use of such property are permitted by Section 6.02.
          SECTION 6.04 Investment, Loan and Advances. Directly or indirectly, lend money or credit (by way of guarantee or otherwise) or make advances to any person, or purchase or acquire any stock, bonds, notes, debentures or other obligations or securities of, or any other interest in, or make any capital contribution to, any other person, or purchase or own a futures contract or otherwise become liable for the purchase or sale of currency or other commodities at a future date in the nature of a futures contract (all of the foregoing, collectively, “Investments”), except that the following shall be permitted:

     (a) the Companies may consummate the Transactions in accordance with the provisions of the Transaction Documents;
     (b) Investments outstanding on the Closing Date and identified on Schedule 6.04(b);
     (c) the Companies may (i) acquire and hold accounts receivable owing to any of them if created or acquired in the ordinary course of business and payable or dischargeable in accordance with customary terms, (ii) invest in, acquire and hold cash and Cash Equivalents, (iii) endorse negotiable instruments held for collection in the ordinary course of business or (iv) make lease, utility and other similar deposits in the ordinary course of business;
     (d) Hedging Obligations incurred pursuant to Section 6.01(c);
     (e) loans and advances to directors, employees and officers of Borrower and the Subsidiaries for bona fide business purposes and to purchase Equity Interests of Holdings, in aggregate amount not to exceed $1.0 million at any time outstanding;
     (f) Investments (i) by any Company in Holdings, Borrower or any Subsidiary Guarantor and (ii) by a Subsidiary that is not a Subsidiary Guarantor in any other Subsidiary that is not a Subsidiary Guarantor; provided that any (x) Investments in the form of a loan or advance shall be evidenced by the Intercompany Note and, in the case of a loan or advance by a Loan Party, pledged by such Loan Party as Collateral pursuant to the Security Documents, and (y) any Investment by a Subsidiary of Borrower in Holdings or a Subsidiary of Holdings (other than Borrower or any Subsidiary of Borrower) shall be contributed as equity by Holdings to Borrower;
     (g) Investments in securities of trade creditors or customers in the ordinary course of business received upon foreclosure or pursuant to any plan of reorganization or liquidation or similar arrangement upon the bankruptcy or insolvency of such trade creditors or customers;
     (h) Investments made by Borrower or any Subsidiary as a result of consideration received in connection with an Asset Sale made in compliance with Section 6.06;
     (i) Permitted Acquisitions; and
     (j) other Investments in an aggregate amount not to exceed $2.0 million at any time outstanding.
An Investment shall be deemed to be outstanding to the extent not returned in the same form as the original Investment to Borrower or any Subsidiary Guarantor.
          SECTION 6.05 Mergers and Consolidations. Wind up, liquidate or dissolve its affairs or enter into any transaction of merger, amalgamation or consolidation (or agree to do any of the foregoing at any future time), except that the following shall be permitted:
     (a) the Transactions as contemplated by the Transaction Documents;
     (b) Asset Sales in compliance with Section 6.06;
     (c) acquisitions in compliance with Section 6.07;

     (d) any Company may merge, amalgamate or consolidate with or into Borrower or any Subsidiary Guarantor (as long as Borrower is the surviving person in the case of any merger or consolidation involving Borrower and a Subsidiary Guarantor is the surviving person and remains a Wholly Owned Subsidiary of Holdings in any other case); provided that the Lien on and security interest in such property granted or to be granted in favor of the Collateral Agent under the Security Documents shall be maintained or created in accordance with the provisions of Section 5.11 or Section 5.12, as applicable; and
     (e) any Subsidiary (other than Borrower) may dissolve, liquidate or wind up its affairs at any time; provided that such dissolution, liquidation or winding up, as applicable, could not reasonably be expected to have a Material Adverse Effect.
          To the extent the Required Lenders or all the Lenders, as applicable, waive the provisions of this Section 6.05 with respect to the sale of any Collateral, or any Collateral is sold as permitted by this Section 6.05, such Collateral (unless sold to a Company) shall be sold free and clear of the Liens created by the Security Documents and the Second Lien Security Documents, and, so long as Borrower shall have provided the Agents such certifications or documents as any Agent shall reasonably request in order to demonstrate compliance with this Section 6.05, the Agents shall take all actions appropriate in order to effect the foregoing.
          SECTION 6.06 Asset Sales. Effect any Asset Sale, or agree to effect any Asset Sale, except that the following shall be permitted:
     (a) disposition of used, worn out, obsolete or surplus property by any Company in the ordinary course of business and the abandonment or other disposition of Intellectual Property that is, in the reasonable judgment of Borrower, no longer economically practicable to maintain or useful in the conduct of the business of the Companies taken as a whole;
     (b) Asset Sales; provided that the aggregate consideration received in respect of all Asset Sales pursuant to this clause (b) shall not exceed $5.0 million in any four consecutive fiscal quarters of Borrower, but, in any event, shall not exceed $2.0 million with respect to any single Asset Sale;
     (c) leases of real or personal property in the ordinary course of business and in accordance with the applicable Security Documents;
     (d) the Transactions as contemplated by the Transaction Documents;
     (e) mergers, amalgamations and consolidations in compliance with Section 6.05;
     (f) Investments in compliance with Section 6.04; and
     (g) the sale by any Company of up to 49% of the ownership interests in the Davidson Project.
          To the extent the Required Lenders or all the Lenders, as applicable, waive the provisions of this Section 6.06 with respect to the sale of any Collateral, or any Collateral is sold as permitted by this Section 6.06, such Collateral (unless sold to a Company) shall be sold free and clear of the Liens created by the Security Documents, and, so long as Borrower shall have provided the Agents such certifications or documents as any Agent shall reasonably request in order to demonstrate compliance with this Section 6.06, the Agents shall take all actions appropriate in order to effect the foregoing.
          SECTION 6.07 Acquisitions. Purchase or otherwise acquire (in one or a series of related transactions) any part of the property (whether tangible or intangible) of any person (or agree to do any of the foregoing at any future time), except that the following shall be permitted:
     (a) Capital Expenditures by Holdings and the Subsidiaries shall be permitted to the extent permitted by Section 6.10(d);
     (b) purchases and other acquisitions of inventory, materials, equipment and intangible property in the ordinary course of business (including the acquisition of mining rights in connection with the Davidson Project);
     (c) Investments in compliance with Section 6.04;
     (d) leases of real or personal property in the ordinary course of business and in accordance with the applicable Security Documents;
     (e) the Transactions as contemplated by the Transaction Documents;
     (f) Permitted Acquisitions; and
     (g) mergers, amalgamations and consolidations in compliance with Section 6.05;
provided that the Lien on and security interest in such property granted or to be granted in favor of the Collateral Agent under the Security Documents shall be maintained or created in accordance with the provisions of Section 5.11 or Section 5.12, as applicable.
          SECTION 6.08 Dividends. Authorize, declare or pay, directly or indirectly, any Dividends with respect to any Company, except that the following shall be permitted:
     (a) Dividends by any Company to Borrower or any Guarantor that is a Wholly Owned Subsidiary of Borrower (other than any Dividend by the Davidson Subsidiary during any Davidson Reinvestment Extension Period);
     (b) payments by Borrower to Holdings to permit Holdings, and the subsequent use of such payments by Holdings, to repurchase or redeem Qualified Capital Stock of Holdings held by officers, directors or employees or former officers, directors or employees (or their transferees, estates or beneficiaries under their estates) of any Company, upon their death, disability, retirement, severance or termination of employment or service; provided that the aggregate cash consideration paid for all such redemptions and payments shall not exceed $1.0 million in any fiscal year;
     (c) (A) to the extent actually used by Holdings to pay such taxes, costs and expenses, payments by Borrower to or on behalf of Holdings in an amount sufficient to pay franchise taxes and other fees required to maintain the legal existence of Holdings and (B) payments by Borrower to or on behalf of Holdings in an amount sufficient to pay out-of-pocket legal, accounting and filing costs and other expenses in the nature of overhead in the ordinary course of business of Holdings, in the case of clauses (A) and (B) in an aggregate amount not to exceed $1.0 million in any fiscal year; and
     (d) payments by Borrower to or on behalf of Holdings to enable Holdings to make contingent payments under and in accordance with Section 2.03 of the Acquisition Agreement (as in effect on September 1, 2006), in each case so long as and to the extent that (i) no Default or Event of Default shall have occurred and be continuing or would result therefrom, and (ii) immediately after giving pro forma effect to such Dividend, the covenants set forth in Section 6.10 are complied with.
          SECTION 6.09 Transactions with Affiliates. Enter into, directly or indirectly, any transaction or series of related transactions, whether or not in the ordinary course of business, with any Affiliate of any Company (other than between or among Holdings, Borrower and one or more Subsidiary Guarantors), other than on terms and conditions at least as favorable to such Company as would reasonably be obtained by such Company at that time in a comparable arm’s-length transaction with a person other than an Affiliate, except that the following shall be permitted:
     (a) Dividends permitted by Section 6.08;
     (b) Investments permitted by Sections 6.04(e) and (f);
     (c) reasonable and customary director, officer and employee compensation (including bonuses) and other benefits (including retirement, health, stock option and other benefit plans) and indemnification arrangements, in each case approved by the Board of Directors of Borrower;
     (d) transactions with customers, clients, suppliers, joint venture partners or purchasers or sellers of goods and services, in each case in the ordinary course of business and otherwise not prohibited by the Loan Documents;
     (e) the existence of, and the performance by any Loan Party of its obligations under the terms of, any limited liability company, limited partnership or other Organizational Document or securityholders agreement (including any registration rights agreement or purchase agreement related thereto) to which it is a party on the Closing Date and which has been disclosed to the Lenders as in effect on the Closing Date, and similar agreements that it may enter into thereafter; provided, however, that the existence of, or the performance by any Loan Party of obligations under, any amendment to any such existing agreement or any such similar agreement entered into after the Closing Date shall only be permitted by this Section 6.09(e) to the extent not more adverse to the interest of the Lenders in any material respect, when taken as a whole, than any of such documents and agreements as in effect on the Closing Date;
     (f) sales of Qualified Capital Stock of Holdings to Affiliates of Borrower not otherwise prohibited by the Loan Documents or by Requirements of Law and the granting of registration and other customary rights in connection therewith;
     (g) any transaction with an Affiliate where the only consideration paid by any Loan Party is Qualified Capital Stock of Holdings; and
     (h) the completion of the Transactions as contemplated by the Transaction Documents.

          SECTION 6.10 Financial Covenants.
          (a) Maximum Total Leverage Ratio. Permit the Total Leverage Ratio, as of the last day of any Test Period, to exceed 1.20 to 1.0.
          (b) Minimum Interest Coverage Ratio. Permit the Consolidated Interest Coverage Ratio, for any Test Period to be less than 5.0 to 1.0.
          (c) Minimum Fixed Charge Coverage Ratio. Permit the Consolidated Fixed Charge Coverage Ratio, for any Test Period in effect during any period in the table set forth below, to be less than the ratio set forth opposite such period in the table below:

Fixed Charge
Test Period			Coverage Ratio
January 1, 2007	—	March 31, 2007	1.45 to 1.0
April 1,2007	—	June 30, 2007	1.30 to 1.0
July 1,2007	—	September 30, 2007	1.15 to 1.0
October 1, 2007	—	December 31, 2007	0.85 to 1.0
January 1, 2008	—	March 31, 2008	0.85 to 1.0
April 1,2008	—	June 30, 2008	0.80 to 1.0
July 1, 2008	—	September 30, 2008	0.80 to 1.0
October 1,2008	—	September 30, 2009	1.0 to 1.0
October 1, 2009 and thereafter			2.0 to 1.0
          (d) Limitation on Capital Expenditures. Permit the aggregate amount of Capital Expenditures of Borrower and its Subsidiaries made in any period set forth below to exceed the amount set forth opposite such period below.

Period			Amount (in millions)
January 1, 2007	—	December 31, 2007	$15.0
January 1, 2008	—	December 31, 2008	$15.0
January 1, 2009	—	December 31, 2009	$12.0
January 1, 2010	—	December 31, 2010	$12.0
January 1, 2011	—	December 31, 2011	$12.0
January 1, 2012	—	December 31, 2012	$12.0
provided, however, that (x) if the aggregate amount of Capital Expenditures made in any fiscal year shall be less than the maximum amount of Capital Expenditures permitted under this Section 6.10(d) for such fiscal year (before giving effect to any carryover), then an amount of such shortfall not exceeding 50% of such maximum amount may be added to the amount of Capital Expenditures permitted under this

Section 6.10(d) for the immediately succeeding (but not any other) fiscal year, and (y) in determining whether any amount is available for carryover, the amount expended in any fiscal year shall first be deemed to be from the amount allocated to such fiscal year (before giving effect to any carryover).
          SECTION 6.11 Prepayments of Other Indebtedness; Modifications of Organizational Documents and Other Documents, etc. Directly or indirectly:
     (a) make (or give any notice in respect thereof) any voluntary or optional payment or prepayment on or redemption or acquisition for value of, or any prepayment or redemption as a result of any asset sale, change of control or similar event of, any Indebtedness outstanding under any Subordinated Indebtedness, except as otherwise permitted by this Agreement, or any Second Lien Loans, except as otherwise permitted by Section 6.01(b);
     (b) amend or modify, or permit the amendment or modification of, any provision of any Transaction Document, any Consent Document or any document governing any Material Indebtedness (other than any Second Lien Loan Document, which may be amended or modified in accordance with the Intercreditor Agreement) in any manner that is adverse in any material respect to the interests of the Lenders; or
     (c) (I) terminate, amend or modify (A) any of its Organizational Documents (including (x) by the filing or modification of any certificate of designation and (y) any election to treat any Pledged Securities (as defined in the Security Agreement) as a “security” under Section 8-103 of the UCC or equivalent section of other applicable personal property security legislation other than concurrently with the delivery of certificates representing such Pledged Securities to the Collateral Agent) or (B) any agreement to which it is a party with respect to its Equity Interests (including any stockholders’ agreement), or (II) enter into any new agreement with respect to its Equity Interests, other than any such amendments or modifications or such new agreements which are not adverse in any material respect to the interests of the Lenders; provided that Holdings may issue such Equity Interests, so long as such issuance is not prohibited by Section 6.13 or any other provision of this Agreement, and may amend or modify its Organizational Documents to authorize any such Equity Interests.
          SECTION 6.12 Limitation on Certain Restrictions on Subsidiaries. Directly or indirectly, create or otherwise cause or suffer to exist or become effective any encumbrance or restriction on the ability of any Subsidiary to (a) pay dividends or make any other distributions on its capital stock or any other interest or participation in its profits owned by Borrower or any Subsidiary, or pay any Indebtedness owed to Borrower or a Subsidiary, (b) make loans or advances to Borrower or any Subsidiary or (c) transfer any of its properties to Borrower or any Subsidiary, except for such encumbrances or restrictions existing under or by reason of (i) applicable Requirements of Law; (ii) this Agreement and the other Loan Documents; (ii) the Second Lien Loan Documents; (iv) customary provisions restricting subletting or assignment of any lease governing a leasehold interest of a Subsidiary; (v) customary provisions restricting assignment of any agreement entered into by a Subsidiary in the ordinary course of business; (vi) any holder of a Lien permitted by Section 6.02 restricting the transfer of the property subject thereto; (vii) customary restrictions and conditions contained in any agreement relating to the sale of any property permitted under Section 6.06 pending the consummation of such sale; (viii) any agreement in effect at the time such Subsidiary becomes a Subsidiary of Borrower, so long as such agreement was not entered into in connection with or in contemplation of such person becoming a Subsidiary of Borrower; (ix) without affecting the Loan Parties’ obligations under Section 5.11, customary provisions in partnership agreements, limited liability company organizational governance documents, asset sale and stock sale agreements and other similar agreements entered into in the ordinary course of business that restrict the transfer of ownership interests in such partnership, limited liability company or similar person; (x) restrictions on cash or other deposits or net worth imposed by suppliers or landlords under contracts entered into in the ordinary course of business; (xi) any instrument governing Indebtedness assumed in connection with any Permitted Acquisition, which encumbrance or restriction is not applicable to any person, or the properties or assets of any person, other than the person or the properties or assets of the person so acquired; (xii) in the case of any joint venture which is not a Loan Party in respect of any matters referred to in clauses (b) and (c) above, restrictions in such person’s Organizational Documents or pursuant to any joint venture agreement or stockholders agreements solely to the extent of the Equity Interests of or property held in the subject joint venture or other entity; or (xiii) any encumbrances or restrictions imposed by any amendments or refinancings that are otherwise permitted by the Loan Documents of the contracts, instruments or obligations referred to in clauses (iii) or (viii) above; provided that such amendments or refinancings are no more materially restrictive with respect to such encumbrances and restrictions than those prior to such amendment or refinancing.
          SECTION 6.13 Limitation on Issuance of Capital Stock.
          (a) With respect to Holdings, issue any Equity Interest that is not Qualified Capital Stock.
          (b) With respect to Borrower or any Subsidiary, issue any Equity Interest (including by way of sales of treasury stock) or any options or warrants to purchase, or securities convertible into, any Equity Interest, except (i) for stock splits, stock dividends and additional issuances of Equity Interests which do not decrease the percentage ownership of Borrower or any Subsidiaries in any class of the Equity Interest of such Subsidiary; (ii) Subsidiaries of Borrower formed after the Closing Date in accordance with Section 6.14 may issue Equity Interests to Borrower or the Subsidiary of Borrower which is to own such Equity Interests; and (iii) Borrower may issue common stock that is Qualified Capital Stock to Holdings. All Equity Interests issued in accordance with this Section 6.13(b) shall, to the extent required by Sections 5.11 and 5.12 or any Security Agreement or if such Equity Interests are issued by Borrower, be delivered to the Collateral Agent for pledge pursuant to the applicable Security Agreement.
          SECTION 6.14 Limitation on Creation of Subsidiaries. Establish, create or acquire any additional Subsidiaries without the prior written consent of the Required Lenders; provided that, without such consent, Borrower may (i) establish or create one or more Wholly Owned Subsidiaries of Borrower, (ii) establish, create or acquire one or more Subsidiaries in connection with an Investment made pursuant to Section 6.04(f) or (iii) acquire one or more Subsidiaries in connection with a Permitted Acquisition, so long as, in each case, Section 5.11(b) shall be complied with.

          SECTION 6.15 Business. Engage (directly or indirectly) in any business other than the mining, milling and roasting of molybdenum and associated activities in which Holdings and its Subsidiaries are engaged on the Closing Date as described in the Confidential Information Memorandum. With respect to Thompson Creek Mining Company Ltd. (or any successor entity that is not a Guarantor hereunder having ownership interests in the Endako Mine), incur any Indebtedness, make any Investment, or otherwise engage (directly or indirectly) in any business other than the possession of such ownership interests and administrative activities related thereto, including the investment in the Endako Mine of all amounts required under the joint venture agreement governing such ownership interests as in effect on the Closing Date and the payment of Dividends and the making of Investments permitted by Section 6.04(f).
          SECTION 6.16 Limitation on Accounting Changes. Make or permit any change in accounting policies or reporting practices that would affect the calculation of any amount in Section 6.10 without the consent of the Required Lenders, which consent shall not be unreasonably withheld, except changes that are required by GAAP.
          SECTION 6.17 Fiscal Year. Change its fiscal year-end to a date other than December 31.
          SECTION 6.18 Lease Obligations. Create, incur, assume or suffer to exist any obligations as lessee for the rental or hire of real or personal property of any kind under leases or agreements to lease having an original term of one year or more that would cause the direct and contingent liabilities of Holdings and its Subsidiaries, on a consolidated basis, in respect of all such obligations to exceed $5.0 million payable in any period of 12 consecutive months.
          SECTION 6.19 No Further Negative Pledge. Enter into any agreement, instrument, deed or lease which prohibits or limits the ability of any Loan Party to create, incur, assume or suffer to exist any Lien upon any of their respective properties or revenues, whether now owned or hereafter acquired, or which requires the grant of any security for an obligation if security is granted for another obligation, except the following: (1) this Agreement and the other Loan Documents; (2) covenants in documents creating Liens permitted by Section 6.02 prohibiting further Liens on the properties encumbered thereby; (3) any other agreement that does not restrict in any manner (directly or indirectly) Liens created pursuant to the Loan Documents on any Collateral securing the Secured Obligations and does not require the direct or indirect granting of any Lien securing any Indebtedness or other obligation by virtue of the granting of Liens on or pledge of property of any Loan Party to secure the Secured Obligations; and (4) any prohibition or limitation that (a) exists pursuant to applicable Requirements of Law, (b) consists of customary restrictions and conditions contained in any agreement relating to the sale of any property permitted under Section 6.06 pending the consummation of such sale, (c) restricts subletting or assignment of any lease governing a leasehold interest of Holdings or a Subsidiary, (d) exists in any agreement in effect at the time such Subsidiary becomes a Subsidiary of Holdings, so long as such agreement was not entered into in contemplation of such person becoming a Subsidiary or (e) is imposed by any amendments or refinancings that are otherwise permitted by the Loan Documents of the contracts, instruments or obligations referred to in clause (3) or (4)(d); provided that such amendments and refinancings are no more materially restrictive with respect to such prohibitions and limitations than those prior to such amendment or refinancing.
          SECTION 6.20 Anti-Terrorism Law; Anti-Money Laundering.
          (a) Directly or indirectly, (i) knowingly conduct any business or engage in making or receiving any contribution of funds, goods or services to or for the benefit of any person described in Section 3.22, (ii) knowingly deal in, or otherwise engage in any transaction relating to, any property or interests in property blocked pursuant to the Executive Order or any other Anti-Terrorism Law, or (iii) knowingly engage in or conspire to engage in any transaction that evades or avoids, or has the purpose of evading or avoiding, or attempts to violate, any of the prohibitions set forth in any Anti-Terrorism Law (and the Loan Parties shall deliver to the Lenders any certification or other evidence requested from time to time by any Lender in its reasonable discretion, confirming the Loan Parties’ compliance with this Section 6.20),
          (b) Cause or permit any of the funds of such Loan Party that are used to repay the Loans to be derived from any unlawful activity with the result that the making of the Loans would be in violation of any Requirement of Law.
          SECTION 6.21 Embargoed Person. Cause or permit (a) any of the funds or properties of the Loan Parties that are used to repay the Loans to constitute property of, or be beneficially owned directly or indirectly by, any person subject to sanctions or trade restrictions under United States law (“Embargoed Person” or “Embargoed Persons”) that is identified on (1) the “List of Specially Designated Nationals and Blocked Persons” maintained by OFAC and/or on any other similar list maintained by OF AC pursuant to any authorizing statute including, but not limited to, the International Emergency Economic Powers Act, 50 U.S.C. §§ 1701 et seq., The Trading with the Enemy Act, 50 U.S.C. App. 1 et seq., and any Executive Order or Requirement of Law promulgated thereunder, with the result that the investment in the Loan Parties (whether directly or indirectly) is prohibited by a Requirement of Law, or the Loans made by the Lenders would be in violation of a Requirement of Law, or (2) the Executive Order, any related enabling legislation or any other similar Executive Orders or (b) any Embargoed Person to have any direct or indirect interest, of any nature whatsoever in the Loan Parties, with the result that the investment in the Loan Parties (whether directly or indirectly) is prohibited by a Requirement of Law or the Loans are in violation of a Requirement of Law.
ARTICLE VII
GUARANTEE AND INDEMNITY
          SECTION 7.01 Guarantee and Indemnity. The Guarantors hereby jointly and severally guarantee, as a primary obligor and not as a surety to each Secured Party and their respective successors and assigns, the prompt payment in full when due (whether at stated maturity, by required prepayment, declaration, demand, by acceleration or otherwise) of the principal of and interest (including any interest, fees, costs or charges that would accrue but for the provisions of Title 11 of the United States Code or any equivalent provision of any other applicable bankruptcy or insolvency legislation after any bankruptcy or insolvency petition under Title 11 of the United States Code or any equivalent provision of any other applicable bankruptcy or insolvency legislation) on the Loans made by the Lenders to, and the Notes held by each Lender of, Borrower (and its successors and assigns), and all other Secured Obligations from time to time owing to the Secured Parties by any Loan Party under any Loan Document or any Hedging Agreement or Treasury Services Agreement entered into with a counterparty that is a Secured Party, in each case strictly in accordance with the terms thereof (such obligations being herein collectively called the “Guaranteed Obligations”). The Guarantors hereby jointly and severally agree that if Borrower or other Guarantor(s) shall fail to pay in full when due (whether at stated maturity, by acceleration or otherwise) any of the Guaranteed Obligations, the Guarantors will promptly pay the same in cash, without any demand or notice whatsoever, and that in the case of any extension of time of payment or renewal of any of the Guaranteed Obligations, the same will be promptly paid in full when due (whether at extended maturity, by acceleration or otherwise) in accordance with the terms of such extension or renewal. If any amount in respect of the Guaranteed Obligations is not recoverable from any Guarantor hereunder on the basis of a guaranty, then, notwithstanding any other provision hereof, such Guarantor shall be liable hereunder as a principal debtor, and shall indemnify the Secured Parties in respect of such amount, and shall pay such amount to the Administrative Agent on demand.
          SECTION 7.02 Obligations Unconditional. The obligations of the Guarantors under Section 7.01 shall constitute a guaranty of payment and to the fullest extent permitted by applicable Requirements of Law, are absolute, irrevocable and unconditional, joint and several, irrespective of the value, genuineness, validity, regularity or enforceability of the Guaranteed Obligations of Borrower under this Agreement, the Notes, if any, or any other agreement or instrument referred to herein or therein, or any substitution, release or exchange of any other guarantee of or security for any of the Guaranteed Obligations, and, irrespective of any other circumstance whatsoever that might otherwise constitute a legal or equitable discharge or defense of a surety or guarantor (except for payment in full). Without limiting the generality of the foregoing, it is agreed that the occurrence of any one or more of the following shall not alter or impair the liability of the Guarantors hereunder which shall remain absolute, irrevocable and unconditional under any and all circumstances as described above:
     (i) at any time or from time to time, without notice to the Guarantors, the time for any performance of or compliance with any of the Guaranteed Obligations shall be extended, or such performance or compliance shall be waived;
     (ii) any of the acts mentioned in any of the provisions of this Agreement or the Notes, if any, or any other agreement or instrument referred to herein or therein shall be done or omitted;
     (iii) the maturity of any of the Guaranteed Obligations shall be accelerated, or any of the Guaranteed Obligations shall be amended in any respect, or any right under the Loan Documents or any other agreement or instrument referred to herein or therein shall be amended or waived in any respect or any other guarantee of any of the Guaranteed Obligations or any security therefor shall be released or exchanged in whole or in part or otherwise dealt with;
     (iv) any Lien or security interest granted to, or in favor of, Issuing Bank or any Lender or Agent as security for any of the Guaranteed Obligations shall be unenforceable or fail to be perfected; or
     (v) the release of any other Guarantor pursuant to Section 7.09.
          The Guarantors hereby expressly waive diligence, presentment, demand of payment, protest and all notices whatsoever, and any requirement that any Secured Party exhaust any right, power or remedy or proceed against Borrower under this Agreement or the Notes, if any, or any other agreement or instrument referred to herein or therein, or against any other person under any other guarantee of, or security for, any of the Guaranteed Obligations. The Guarantors waive any and all notice of the creation, renewal, extension, waiver, termination or accrual of any of the Guaranteed Obligations and notice of or proof of reliance by any Secured Party upon this Guarantee or acceptance of this Guarantee, and the Guaranteed Obligations, and any of them, shall conclusively be deemed to have been created, contracted or incurred in reliance upon this Guarantee, and all dealings between Borrower and the Secured Parties shall likewise be conclusively presumed to have been had or consummated in reliance upon this Guarantee. This Guarantee shall be construed as a continuing, absolute, irrevocable and unconditional guarantee of payment without regard to any right of offset with respect to the Guaranteed Obligations at any time or from time to time held by Secured Parties, and the obligations and liabilities of the Guarantors hereunder shall not be conditioned or contingent upon the pursuit by the Secured Parties or any other person at any time of any right or remedy against Borrower or against any other person which may be or become liable in respect of all or any part of the Guaranteed Obligations or against any collateral security or guarantee therefor or right of offset with respect thereto. This Guarantee shall remain in full force and effect and be binding in accordance with and to the extent of its terms upon the Guarantors and the successors and assigns thereof, and shall inure to the benefit of the Lenders, and their respective successors and assigns, notwithstanding that from time to time during the term of this Agreement there may be no Guaranteed Obligations outstanding.
          SECTION 7.03 Reinstatement. The obligations of the Guarantors under this Article VII shall be automatically reinstated if and to the extent that for any reason any payment by or on behalf of Borrower or other Loan Party in respect of the Guaranteed Obligations is rescinded or must be otherwise restored by any holder of any of the Guaranteed Obligations, whether as a result of any proceedings in bankruptcy or reorganization or otherwise.
          SECTION 7.04 Subrogation; Subordination. Each Guarantor hereby agrees that until the indefeasible payment and satisfaction in full in cash of all Guaranteed Obligations and the expiration and termination of the Commitments of the Lenders under this Agreement and cancellation or expiration of all Letters of Credit, it shall waive any claim and shall not exercise any right or remedy, direct or indirect, arising by reason of any performance by it of its guarantee in Section 7.01, whether by subrogation or otherwise, against Borrower or any other Guarantor of any of the Guaranteed Obligations or any security for any of the Guaranteed Obligations. Any Indebtedness of any Loan Party permitted pursuant to Section 6.01 (d) shall be subordinated to such Loan Party’s Secured Obligations in the manner set forth in the Intercompany Note evidencing such Indebtedness.
          SECTION 7.05 Remedies. Subject to the terms of the Intercreditor Agreement, the Guarantors jointly and severally agree that, as between the Guarantors and the Lenders, the obligations of Borrower under this Agreement and the Notes, if any, may be declared to be forthwith due and payable as provided in Section 8.01 (and shall be deemed to have become automatically due and payable in the circumstances provided in Section 8.01) for purposes of Section 7.01, notwithstanding any stay, injunction or other prohibition preventing such declaration (or such obligations from becoming automatically due and payable) as against Borrower and that, in the event of such declaration (or such obligations being deemed to have become automatically due and payable), such obligations (whether or not due and payable by Borrower) shall forthwith become due and payable by the Guarantors for purposes of Section 7.01.
          SECTION 7.06 Instrument for the Payment of Money. Each Guarantor hereby acknowledges that the guarantee in this Article VII constitutes an instrument for the payment of money, and consents and agrees that any Lender or Agent, at its sole option, in the event of a dispute by such Guarantor in the payment of any moneys due hereunder, shall have the right to bring a motion-action under New York CPLR Section 3213.
          SECTION 7.07 Continuing Guarantee. The guarantee in this Article VII is a continuing guarantee of payment, and shall apply to all Guaranteed Obligations whenever arising.
          SECTION 7.08 General Limitation on Guarantee Obligations. In any action or proceeding involving any state corporate limited partnership or limited liability company law, or any applicable state, federal or foreign bankruptcy, insolvency, reorganization or other law affecting the rights of creditors generally, if the obligations of any Guarantor under Section 7.01 would otherwise be held or determined to be void, voidable, invalid or unenforceable, or subordinated to the claims of any other creditors, on account of the amount of its liability under Section 7.01, then, notwithstanding any other provision to the contrary, the amount of such liability shall, without any further action by such Guarantor, any Loan Party or any other person, be automatically limited and reduced to the highest amount (after giving effect to the right of contribution established in Section 7.10) that is valid and enforceable and not subordinated to the claims of other creditors as determined in such action or proceeding.
          SECTION 7.09 Release of Guarantors. If, in compliance with the terms and provisions of the Loan Documents, all or substantially all of the Equity Interests or property of any Guarantor are sold or otherwise transferred (a “Transferred Guarantor”) to a person or persons, none of which is Holdings, Borrower or a Subsidiary, such Transferred Guarantor shall, upon the consummation of such sale or transfer, be automatically released from its obligations under this Agreement (including under Section 10.03 hereof) and its obligations to pledge and grant any Collateral owned by it pursuant to any Security Document and, in the case of a sale of all or substantially all of the Equity Interests of the Transferred Guarantor, the pledge of such Equity Interests to the Collateral Agent pursuant to the Security Agreements shall be automatically released, and, so long as Borrower shall have provided the Agents such certifications or documents as any Agent shall reasonably request, the Collateral Agent shall take such actions as are necessary to effect each release described in this Section 7.09 in accordance with the relevant provisions of the Security Documents, so long as Borrower shall have provided the Agents such certifications or documents as any Agent shall reasonably request in order to demonstrate compliance with this Agreement; provided that such Guarantor is also released from its obligations under the Second Lien Loan Documents on the same terms.
          SECTION 7.10 Right of Contribution. Each Subsidiary Guarantor hereby agrees that to the extent that a Subsidiary Guarantor shall have paid more than its proportionate share of any payment made hereunder, such Subsidiary Guarantor shall be entitled to seek and receive contribution from and against any other Subsidiary Guarantor hereunder which has not paid its proportionate share of such payment. Each Subsidiary Guarantor’s right of contribution shall be subject to the terms and conditions of Section 7.04. The provisions of this Section 7.10 shall in no respect limit the obligations and liabilities of any Subsidiary Guarantor to the Administrative Agent, the Issuing Bank, the Swingline Lender and the Lenders, and each Subsidiary Guarantor shall remain liable to the Administrative Agent, the Issuing Bank, the Swingline Lender and the Lenders for the full amount guaranteed by such Subsidiary Guarantor hereunder.
EVENTS OF DEFAULT
          SECTION 8.01 Events of Default. Upon the occurrence and during the continuance of the following events (“Events of Default”):
     (a) default shall be made in the payment of any principal of or any premium on any Loan or any Reimbursement Obligation when and as the same shall become due and payable, whether at the due date thereof (including a Term Loan Repayment Date) or at a date fixed for prepayment (whether voluntary or mandatory) thereof or by acceleration thereof or otherwise;
     (b) default shall be made in the payment of any interest on any Loan or any Fee or any other amount (other than an amount referred to in paragraph (a) above) due under any Loan Document, when and as the same shall become due and payable, and such default shall continue unremedied for a period of three Business Days;

     (c) any representation or warranty made or deemed made in any Loan Document or the borrowings or issuances of Letters of Credit hereunder, or any representation, warranty, statement or information contained in any report, certificate, financial statement or other instrument furnished in connection with or pursuant to any Loan Document, shall prove to have been false or misleading in any material respect when so made, deemed made or furnished;
     (d) default shall be made in the due observance or performance by any Company of any covenant, condition or agreement contained in Section 5.02, 5.03(a) or 5.08 or in Article VI;
     (e) default shall be made in the due observance or performance by any Company of any covenant, condition or agreement contained in any Loan Document (other than those specified in paragraphs (a), (b) or (d) immediately above) and such default shall continue unremedied or shall not be waived for a period of 30 days after written notice thereof from the Administrative Agent or any Lender to Borrower;
     (f) any Company shall (i) fail to pay any principal or interest, regardless of amount, due in respect of any Indebtedness (other than the Obligations), when and as the same shall become due and payable beyond any applicable grace period, or (ii) fail to observe or perform any other term, covenant, condition or agreement contained in any agreement or instrument evidencing or governing any such Indebtedness if the effect of any failure referred to in this clause (ii) is to cause, or to permit the holder or holders of such Indebtedness or a trustee or other representative on its or their behalf (with or without the giving of notice, the lapse of time or both) to cause, such Indebtedness to become due prior to its stated maturity or become subject to a mandatory offer purchase by the obligor; provided that, other than in the case of the Second Lien Term Loans, it shall not constitute an Event of Default pursuant to this paragraph (f) unless the aggregate amount of all such Indebtedness referred to in clauses (i) and (ii) exceeds $5,000,000 at any one time (provided that, in the case of Hedging Obligations, the amount counted for this purpose shall be the amount payable by all Companies if such Hedging Obligations were terminated at such time);
     (g) an involuntary proceeding shall be commenced or an involuntary petition shall be filed in a court of competent jurisdiction seeking (i) relief in respect of any Company, or of a substantial part of the property of any Company, under Title 11 of the U.S. Code, as now constituted or hereafter amended, or any other U.S. federal, state, Canadian or other foreign bankruptcy, insolvency, receivership or similar law; (ii) the appointment of a receiver, receiver and manager, trustee, custodian, sequestrator, conservator or similar official for any Company or for a substantial part of the property of any Company; or (iii) the winding-up or liquidation of any Company; and such proceeding or petition shall continue undismissed for 60 days or an order or decree approving or ordering any of the foregoing shall be entered;
     (h) any Company shall (i) voluntarily commence any proceeding or file any petition seeking relief under Title 11 of the United States Code, as now constituted or hereafter amended, or any other federal, state, Canadian or other foreign bankruptcy, insolvency, receivership or similar law; (ii) consent to the institution of, or fail to contest in a timely and appropriate manner, any proceeding or the filing of any petition described in clause (g) above; (iii) apply for or consent to the appointment of a receiver, receiver and manager, trustee, custodian, sequestrator, conservator or similar official for any Company or for a substantial part of the property of any Company; (iv) file an answer admitting the material allegations of a petition filed against it in any such proceeding; (v) make a general assignment for the benefit of creditors; (vi) become unable, admit in writing its inability or fail generally to pay its debts as they become due; (vii) take any action for the purpose of effecting any of the foregoing; or (viii) wind up or liquidate other than as permitted hereby;
     (i) one or more judgments, orders or decrees for the payment of money in an aggregate amount in excess of $5,000,000 shall be rendered against any Company or any combination thereof and the same shall remain undischarged, unvacated or unbonded for a period of 30 consecutive days during which execution shall not be effectively stayed, or any action shall be legally taken by a judgment creditor to levy upon properties of any Company to enforce any such judgment;
     (j) one or more ERISA Events or noncompliance with respect to Foreign Plans shall have occurred that, in the opinion of the Required Lenders, when taken together with all other such ERISA Events and noncompliance with respect to Foreign Plans that have occurred, could reasonably be expected to result in liability of any Company and its ERISA Affiliates in an aggregate amount exceeding $5,000,000 or in the imposition of a Lien on any properties of a Company;
     (k) any security interest and Lien purported to be created by any Security Document shall cease to be in full force and effect, or shall cease to give the Collateral Agent, for the benefit of the Secured Parties, the Liens, rights, powers and privileges purported to be created and granted under such Security Document (including a perfected first priority security interest in and Lien on all of the Collateral thereunder (except as otherwise expressly provided in such Security Document)) in favor of the Collateral Agent, or shall be asserted by Borrower or any other Loan Party not to be a valid, perfected (except as otherwise expressly provided in this Agreement or such Security Document), first priority (except as otherwise expressly provided in this Agreement or such Security Document) security interest in or Lien on the Collateral covered thereby;
     (l) any Loan Document or any material provisions thereof shall at any time and for any reason be declared by a court of competent jurisdiction to be null and void, or a proceeding shall be commenced by any Loan Party or any other person, or by any Governmental Authority, seeking to establish the invalidity or unenforceability thereof (exclusive of questions of interpretation of any provision thereof), or any Loan Party shall repudiate or deny any portion of its liability or obligation for the Obligations;
     (m) there shall have occurred a Change in Control; or
     (n) any Company shall be prohibited or otherwise restrained from conducting the business theretofore conducted by it in any manner that has or could reasonably be expected to result in a Material Adverse Effect by virtue of any determination, ruling, decision, decree or order of any court or Governmental Authority of competent jurisdiction;
then, and in every such event (other than an event with respect to Holdings or Borrower described in paragraph (g) or (h) above), and at any time thereafter during the continuance of such event the Administrative Agent may, and at the request of the Required Lenders shall, by notice to Borrower, take either or both of the following actions, at the same or different times: (i) terminate forthwith the Commitments and (ii) declare the Loans and Reimbursement Obligations then outstanding to be forthwith due and payable in whole or in part, whereupon the principal of the Loans and Reimbursement Obligations so declared to be due and payable, together with accrued interest thereon and any unpaid accrued Fees and all other Obligations of Borrower accrued hereunder and under any other Loan Document, shall become forthwith due and payable, without presentment, demand, protest or any other notice of any kind, all of which are hereby expressly waived by Borrower and the Guarantors, anything contained herein or in any other Loan Document to the contrary notwithstanding; and in any event, with respect to Holdings or Borrower or any Material Subsidiary Guarantor described in paragraph (g) or (h) above, the Commitments shall automatically terminate and the principal of the Loans and Reimbursement Obligations then outstanding, together with accrued interest thereon and any unpaid accrued Fees and all other Obligations of Borrower accrued hereunder and under any other Loan Document, shall automatically become due and payable and Borrower shall comply with Section 2.18(i), without presentment, demand, protest or any other notice of any kind, all of which are hereby expressly waived by Borrower and the Guarantors, anything contained herein or in any other Loan Document to the contrary notwithstanding.
          SECTION 8.02 Rescission. If at any time after termination of the Commitments or acceleration of the maturity of the Loans, Borrower shall pay all arrears of interest and all payments on account of principal of the Loans and Reimbursement Obligations owing by it that shall have become due otherwise than by acceleration (with interest on principal and, to the extent permitted by law, on overdue interest, at the rates specified herein) and all Defaults (other than non-payment of principal of and accrued interest on the Loans due and payable solely by virtue of acceleration) shall be remedied or waived pursuant to Section 10.02, then upon the written consent of the Required Lenders and written notice to Borrower, the termination of the Commitments or the acceleration and their consequences may be rescinded and annulled; but such action shall not affect any subsequent Default or impair any right or remedy consequent thereon. The provisions of the preceding sentence are intended merely to bind the Lenders and the Issuing Bank to a decision that may be made at the election of the Required Lenders, and such provisions are not intended to benefit Borrower and do not give Borrower the right to require the Lenders to rescind or annul any acceleration hereunder, even if the conditions set forth herein are met.
          SECTION 8.03 Application of Proceeds. Subject to the terms of the Intercreditor Agreement, the proceeds received by the Collateral Agent in respect of any sale of, collection from or other realization upon all or any part of the Collateral pursuant to the exercise by the Collateral Agent of its remedies shall be applied, in full or in part, together with any other sums then held by the Collateral Agent pursuant to this Agreement, promptly by the Collateral Agent as follows:
     (a) First, to the payment of all reasonable costs and expenses, fees, commissions and taxes of such sale, collection or other realization including compensation to the Collateral Agent and its agents and counsel, and all expenses, liabilities and advances made or incurred by the Collateral Agent in connection therewith and all amounts for which the Collateral Agent is entitled to indemnification pursuant to the provisions of any Loan Document, together with interest on each such amount at the highest rate then in effect under this Agreement from and after the date such amount is due, owing or unpaid until paid in full;
     (b) Second, to the payment of all other reasonable costs and expenses of such sale, collection or other realization including compensation to the other Secured Parties and their agents and counsel and all costs, liabilities and advances made or incurred by the other Secured Parties in connection therewith, together with interest on each such amount at the highest rate then in effect under this Agreement from and after the date such amount is due, owing or unpaid until paid in full;

     (c) Third, without duplication of amounts applied pursuant to clauses (a) and (b)above, to the indefeasible payment in full in cash, pro rata, of interest and other amounts constituting Obligations (other than principal, Reimbursement Obligations and obligations to cash col-lateralize Letters of Credit) and any fees, premiums and scheduled periodic payments due under Hedging Agreements or Treasury Services Agreements constituting Secured Obligations and any interest accrued thereon, in each case equally and ratably in accordance with the respective amounts thereof then due and owing;
     (d) Fourth, to the indefeasible payment in full in cash, pro rata, of principal amount of the Obligations and any premium thereon (including Reimbursement Obligations and obligations to cash collateralize Letters of Credit) and any breakage, termination or other payments under Hedging Agreements and Treasury Services Agreements constituting Secured Obligations and any interest accrued thereon; and
     (e) Fifth, the balance, if any, to the person lawfully entitled thereto (including the applicable Loan Party or its successors or assigns) or as a court of competent jurisdiction may direct.
          In the event that any such proceeds are insufficient to pay in full the items described in clauses (a) through (e) of this Section 8.03, the Loan Parties shall remain liable, jointly and severally, for any deficiency. Each Loan Party acknowledges the relative rights, priorities and agreements of the First Lien Secured Parties and the Second Lien Secured Parties as set forth in the Intercreditor Agreement and this Agreement, including as set forth in this Section 8.03.
ARTICLE IX
THE ADMINISTRATIVE AGENT AND THE COLLATERAL AGENT
          SECTION 9.01 Appointment and Authority. Each of the Lenders and the Issuing Bank hereby irrevocably appoints UBS AG, Stamford Branch, to act on its behalf as the Administrative Agent and the Collateral Agent hereunder and under the other Loan Documents and authorizes such Agents to take such actions on its behalf and to exercise such powers as are delegated to such Agents by the terms hereof or thereof, together with such actions and powers as are reasonably incidental thereto. The provisions of this Article are solely for the benefit of the Administrative Agent, the Collateral Agent, the Lenders and the Issuing Bank, and neither Borrower nor any other Loan Party shall have rights as a third party beneficiary of any of such provisions (other than consultation rights and the right to negotiate fees as set forth in Section 9.06).
          SECTION 9.02 Rights as a Lender. Each person serving as an Agent hereunder shall have the same rights and powers in its capacity as a Lender as any other Lender and may exercise the same as though it were not an Agent and the term “Lender” or “Lenders” shall, unless otherwise expressly indicated or unless the context otherwise requires, include each person serving as an Agent hereunder in its individual capacity. Such person and its Affiliates may accept deposits from, lend money to, act as the financial advisor or in any other advisory capacity for and generally engage in any kind of business with Borrower or any Subsidiary or other Affiliate thereof as if such person were not an Agent hereunder and without any duty to account therefor to the Lenders.

          SECTION 9.03 Exculpatory Provisions. No Agent shall have any duties or obligations except those expressly set forth herein and in the other Loan Documents. Without limiting the generality of the foregoing, no Agent:
     (i) shall be subject to any fiduciary or other implied duties, regardless of whether a Default has occurred and is continuing;
     (ii) shall have any duty to take any discretionary action or exercise any discretionary powers, except discretionary rights and powers expressly contemplated hereby or by the other Loan Documents that such Agent is required to exercise as directed in writing by the Required Lenders (or such other number or percentage of the Lenders as shall be expressly provided for herein or in the other Loan Documents); provided that such Agent shall not be required to take any action that, in its judgment or the judgment of its counsel, may expose such Agent to liability or that is contrary to any Loan Document or applicable Requirements of Law; and
     (iii) shall, except as expressly set forth herein and in the other Loan Documents, have any duty to disclose, and shall not be liable for the failure to disclose, any information relating to Borrower or any of its Affiliates that is communicated to or obtained by the person serving as such Agent or any of its Affiliates in any capacity.
No Agent shall be liable for any action taken or not taken by it (x) with the consent or at the request of the Required Lenders (or such other number or percentage of the Lenders as shall be necessary, or as such Agent shall believe in good faith shall be necessary, under the circumstances as provided in Section 10.02) or (y) in the absence of its own gross negligence or willful misconduct. No Agent shall be deemed to have knowledge of any Default unless and until notice describing such Default is given to such Agent by Borrower, a Lender or the Issuing Bank.
          No Agent shall be responsible for or have any duty to ascertain or inquire into (i) any statement, warranty or representation made in or in connection with this Agreement or any other Loan Document, (ii) the contents of any certificate, report or other document delivered hereunder or thereunder or in connection herewith or therewith, (iii) the performance or observance of any of the covenants, agreements or other terms or conditions set forth herein or therein or the occurrence of any Default, (iv) the validity, enforceability, effectiveness or genuineness of this Agreement, any other Loan Document or any other agreement, instrument or document or (v) the satisfaction of any condition set forth in Article IV or elsewhere herein, other than to confirm receipt of items expressly required to be delivered to such Agent. Without limiting the generality of the foregoing, the use of the term “agent” in this Agreement with reference to the Administrative Agent or the Collateral Agent is not intended to connote any fiduciary or other implied (or express) obligations arising under agency doctrine of any applicable Requirements of Law. Instead, such term us used merely as a matter of market custom and is intended to create or reflect only an administrative relationship between independent contracting parties.
          Each party to this Agreement acknowledges and agrees that the Administrative Agent will use an outside service provider for the tracking of all UCC financing statements required to be filed pursuant to the Loan Documents and notification to the Administrative Agent, of, among other things, the upcoming lapse or expiration thereof, and that such service provider will be deemed to be acting at the request and on behalf of the Borrower and the other Loan Parties. No Agent shall be liable for any action taken or not taken by such service provider.

          SECTION 9.04 Reliance by Agent. Each Agent shall be entitled to rely upon, and shall not incur any liability for relying upon, any notice, request, certificate, consent, statement, instrument, document or other writing (including any electronic message, Internet or intranet website posting or other distribution) believed by it to be genuine and to have been signed, sent or otherwise authenticated by the proper person. Each Agent also may rely upon any statement made to it orally or by telephone and believed by it to have been made by the proper person, and shall not incur any liability for relying thereon. In determining compliance with any condition hereunder to the making of a Loan, or the issuance of a Letter of Credit, that by its terms must be fulfilled to the satisfaction of a Lender or the Issuing Bank, the Administrative Agent may presume that such condition is satisfactory to such Lender or the Issuing Bank unless the Administrative Agent shall have received notice to the contrary from such Lender or the Issuing Bank prior to the making of such Loan or the issuance of such Letter of Credit. Each Agent may consult with legal counsel (who may be counsel for Borrower), independent accountants and other experts selected by it, and shall not be liable for any action taken or not taken by it in accordance with the advice of any such counsel, accountants or experts.
          SECTION 9.05 Delegation of Duties. Each Agent may perform any and all of its duties and exercise its rights and powers hereunder or under any other Loan Document by or through, or delegate any and all such rights and powers to, any one or more sub-agents appointed by such Agent. Each Agent and any such sub-agent may perform any and all of its duties and exercise its rights and powers by or through their respective Related Parties. The exculpatory provisions of this Article shall apply to any such sub-agent and to the Related Parties of each Agent and any such sub-agent, and shall apply to their respective activities in connection with the syndication of the credit facilities provided for herein as well as activities as Agent.
          SECTION 9.06 Resignation of Agent. Each Agent may at any time give notice of its resignation to the Lenders, the Issuing Bank and Borrower. Upon receipt of any such notice of resignation, the Required Lenders shall have the right, in consultation with Borrower, to appoint a successor, which shall be a bank with an office in the United States, or an Affiliate of any such bank with an office in the United States. If no such successor shall have been so appointed by the Required Lenders and shall have accepted such appointment within 30 days after the retiring Agent gives notice of its resignation, then the retiring Agent may on behalf of the Lenders and the Issuing Bank, appoint a successor Agent meeting the qualifications set forth above provided that if the Agent shall notify Borrower and the Lenders that no qualifying person has accepted such appointment, then such resignation shall nonetheless become effective in accordance with such notice and (1) the retiring Agent shall be discharged from its duties and obligations hereunder and under the other Loan Documents (except that in the case of any collateral security held by the Collateral Agent on behalf of the Lenders or the Issuing Bank under any of the Loan Documents, the retiring Collateral Agent shall continue to hold such collateral security as nominee until such time as a successor Collateral Agent is appointed) and (2) all payments, communications and determinations provided to be made by, to or through an Agent shall instead be made by or to each Lender and the Issuing Bank directly, until such time as the Required Lenders appoint a successor Agent as provided for above in this paragraph. Upon the acceptance of a successor’s appointment as Agent hereunder, such successor shall succeed to and become vested with all of the rights, powers, privileges and duties of the retiring (or retired) Agent, and the retiring Agent shall be discharged from all of its duties and obligations hereunder or under the other Loan Documents (if not already discharged therefrom as provided above in this paragraph). The fees payable by Borrower to a successor Agent shall be the same as those payable to its predecessor unless otherwise agreed between Borrower and such successor. After the retiring Agent’s resignation hereunder and under the other Loan Documents, the provisions of this Article IX and Section 10.03 shall continue in effect for the benefit of such retiring Agent, its sub-agents and their respective Related Parties in respect of any actions taken or omitted to be taken by any of them while the retiring Agent was acting as Agent.
          SECTION 9.07 Non-Reliance on Agent and Other Lenders. Each Lender and the Issuing Bank acknowledges that it has, independently and without reliance upon any Agent or any other Lender and based on such documents and information as it has deemed appropriate, made its own credit analysis and decision to enter into this Agreement. Each Lender further represents and warrants that it has reviewed the Confidential Information Memorandum and each other document made available to it on the Platform in connection with this Agreement and has acknowledged and accepted the terms and conditions applicable to the recipients thereof. Each Lender and the Issuing Bank also acknowledges that it will, independently and without reliance upon any Agent or any other Lender and based on such documents and information as it shall from time to time deem appropriate, continue to make its own decisions in taking or not taking action under or based upon this Agreement, any other Loan Document or any related agreement or any document furnished hereunder or thereunder.
          SECTION 9.08 No Other Duties, etc. Anything herein to the contrary notwithstanding, none of the Bookmanagers, Arrangers, Syndication Agent or Documentation Agent listed on the cover page hereof shall have any powers, duties or responsibilities under this Agreement or any of the other Loan Documents, except in its capacity, as applicable, as the Administrative Agent, the Collateral Agent, a Lender or the Issuing Bank hereunder.
ARTICLE X
MISCELLANEOUS
          SECTION 10.01 Notices.
             (a) Generally. Except in the case of notices and other communications expressly permitted to be given by telephone (and except as provided in paragraph (b) below), all notices and other communications provided for herein shall be in writing and shall be delivered by hand or overnight courier service, mailed by certified or registered mail or sent by telecopier as follows:
             (i) if to any Loan Party, to Borrower and Holdings at:
6 Adelaide Street East
Suite 500
Toronto, ON M5C 1H6
Attention: Chief Financial Officer
Telecopier No.: (416)367-0182
Email: dprice@bluepearl.ca
With a copy to Paul Stein:
c/o Cassels, Brock & Blackwell LLP
2100 Scotia Plaza
40 King Street West
Toronto, ON M5H 3C2
Telecopier No.: (416) 350-6949
Email: pstein@casselsbrock.com

          (ii) if to the Administrative Agent, the Collateral Agent or Issuing Bank, to it at:
UBS AG, Stamford Branch
677 Washington Boulevard
Stamford, Connecticut 06901
Attention: BPS Agency Dept/ Chris Aitkin
Telecopier No.: (203) 719-4176 and (203) 719-3180
Email: DL-UBSAgency@ubs.com
          (iii) if to a Lender, to it at its address (or telecopier number) set forth in its Administrative Questionnaire; and
          (iv) if to the Swingline Lender, to it at:
UBS Loan Finance LLC
677 Washington Boulevard
Stamford, Connecticut 06901
Attention: BPS Agency Dept/ Chris Aitkin
Telecopier No.: (203) 719-4176 and (203) 719-3180
Email: DL-UBSAgency@ubs.com
Notices sent by hand or overnight courier service, or mailed by certified or registered mail, shall be deemed to have been given when received; notices sent by telecopier shall be deemed to have been given when sent (except that, if not given during normal business hours for the recipient, shall be deemed to have been given at the opening of business on the next business day for the recipient). Notices delivered through electronic communications to the extent provided in paragraph (b) below, shall be effective as provided in said paragraph (b).
                 (b) Electronic Communications. Notices and other communications to the Lenders and the Issuing Bank hereunder may (subject to Section l0.0l(d)) be delivered or furnished by electronic communication (including e-mail and Internet or intranet websites) pursuant to procedures approved by the Administrative Agent; provided that the foregoing shall not apply to notices to any Lender or the Issuing Bank pursuant to Article II if such Lender or the Issuing Bank, as applicable, has notified the Administrative Agent that it is incapable of receiving notices under such Article by electronic communication. The Administrative Agent, the Collateral Agent or Borrower may, in its discretion, agree to accept notices and other communications to it hereunder by electronic communications pursuant to procedures approved by it (including as set forth in Section 10.01(d)); provided that approval of such procedures may be limited to particular notices or communications.
          Unless the Administrative Agent otherwise prescribes, (i) notices and other communications sent to an e-mail address shall be deemed received upon the sender’s receipt of an acknowledgement from the intended recipient (such as by the “return receipt requested” function, as available, return e-mail or other written acknowledgement); provided that if such notice or other communication is not sent during the normal business hours of the recipient, such notice or communication shall be deemed to have been sent at the opening of business on the next business day for the recipient, and (ii) notices or communications posted to an Internet or intranet website shall be deemed received upon the deemed receipt by the intended recipient at its e-mail address as described in the foregoing clause (i) of notification that such notice or communication is available and identifying the website address therefor.

               (c) Change of Address, etc. Any party hereto may change its address or telecopiernumber for notices and other communications hereunder by notice to the other parties hereto.
               (d) Posting. Each Loan Party hereby agrees that it will provide to the Administrative Agent all information, documents and other materials that it is obligated to furnish to the Administrative Agent pursuant to this Agreement and any other Loan Document, including all notices, requests, financial statements, financial and other reports, certificates and other information materials,but excluding any such communication that (i) relates to a request for a new, or a conversion of an existing. Borrowing or other extension of credit (including any election of an interest rate or interest period relating thereto), (ii) relates to the payment of any principal or other amount due under this Agreement prior to the scheduled date therefor, (iii) provides notice of any Default under this Agreement or (iv) is required to be delivered to satisfy any condition precedent to the effectiveness of this Agreement and/or any borrowing or other extension of credit hereunder (all such non-excluded communications, collectively, the “Communications”), by transmitting the Communications in an electronic/soft medium in a format reasonably acceptable to the Administrative Agent at SH-BPSIntralinks@ubs.com or at such other e-mail address(es) provided to Borrower from time to time or in such other form, including hard copy delivery thereof, as the Administrative Agent shall require. In addition, each Loan Party agrees to continue to provide the Communications to the Administrative Agent in the manner specified in this Agreement or any other Loan Document or in such other form,including hard copy delivery thereof, as the Administrative Agent shall require. Nothing in this Section 10.01 shall prejudice the right of the Agents, any Lender or any Loan Party to give any notice or other communication pursuant to this Agreement or any other Loan Document in any other manner specified in this Agreement or any other Loan Document or as any such Agent shall require.
          To the extent consented to by the Administrative Agent in writing from time to time, Administrative Agent agrees that receipt of the Communications by the Administrative Agent at its e-mail address(es) set forth above shall constitute effective delivery of the Communications to the Administrative Agent for purposes of the Loan Documents; provided that Borrower shall also deliver to the Administrative Agent an executed original of each Compliance Certificate required to be delivered hereunder.
          Each Loan Party further agrees that Administrative Agent may make the Communications available to the Lenders by posting the Communications on Intralinks or a substantially similar electronic transmission system (the “Platform”). The Platform is provided “as is” and “as available.” The Agents do not warrant the accuracy or completeness of the Communications, or the adequacy of the Platform and expressly disclaim liability for errors or omissions in the communications. No warranty of any kind, express, implied or statutory, including, without limitation, any warranty of merchantability, fitness for a particular purpose, non-infringement of third party rights or freedom from viruses or other code defects, is made by any Agent in connection with the Communications or the Platform. In no event shall the Administrative Agent or any of its Related Parties have any liability to the Loan Parties, any Lender or any other person for damages of any kind, including direct or indirect, special, incidental or consequential damages, losses or expenses (whether in tort, contract or otherwise) arising out of any Loan Party’s or the Administrative Agent’s transmission of communications through the Internet, except to the extent the liability of such person is found in a final non-appealable judgment by a court of competent jurisdiction to have resulted from such person’s gross negligence or willful misconduct.
          SECTION 10.02 Waivers; Amendment.
               (a) Generally. No failure or delay by any Agent, the Issuing Bank or any Lender in exercising any right or power hereunder or under any other Loan Document shall operate as a waiver thereof, nor shall any single or partial exercise of any such right or power, or any abandonment or discontinuance of steps to enforce such a right or power, preclude any other or further exercise thereof or the exercise of any other right or power. The rights and remedies of each Agent, the Issuing Bank and the Lenders hereunder and under the other Loan Documents are cumulative and are not exclusive of any rights or remedies that they would otherwise have. No waiver of any provision of any Loan Document or consent to any departure by any Loan Party therefrom shall in any event be effective unless the same shall be permitted by this Section 10.02, and then such waiver or consent shall be effective only in the specific instance and for the purpose for which given. Without limiting the generality of the foregoing, the making of a Loan or issuance of a Letter of Credit shall not be construed as a waiver of any Default, regardless of whether any Agent, any Lender or the Issuing Bank may have had notice or knowledge of such Default at the time. No notice or demand on Borrower in any case shall entitle Borrower to any other or further notice or demand in similar or other circumstances.
          (b) Required Consents. Subject to the terms of the Intercreditor Agreement and to Section 10.02(c), (d) and (e), neither this Agreement nor any other Loan Document nor any provision hereof or thereof may be waived, amended, supplemented or modified except, in the case of this Agreement, pursuant to an agreement or agreements in writing entered into by Borrower and the Administrative Agent or, in the case of any other Loan Document, pursuant to an agreement or agreements in writing entered into by the Administrative Agent, the Collateral Agent (in the case of any Security Document) and the Loan Party or Loan Parties that are party thereto, in each case with the written consent of the Required Lenders; provided that no such agreement shall be effective if the effect thereof would:
     (i) increase the Commitment of any Lender without the written consent of such Lender (it being understood that no amendment, modification, termination, waiver or consent with respect to any condition precedent, covenant or Default shall constitute an increase in the Commitment of any Lender);
     (ii) reduce the principal amount of any Loan or LC Disbursement or Reimbursement Obligation or reduce the rate of interest thereon (other than interest pursuant to Section 2.06(c)), or reduce any Fees payable hereunder, or change the form or currency of payment of any Obligation, without the written consent of each Lender directly affected thereby (it being understood that any amendment or modification to the financial definitions in this Agreement shall not constitute a reduction in the rate of interest for purposes of this clause (ii));
     (iii) (A) change the scheduled final maturity of any Loan, or any scheduled date of payment of or the installment otherwise due on the principal amount of any Term Loan under Section 2.09, (B) postpone the date for payment of any Reimbursement Obligation or any interest or fees payable hereunder, (C) change the amount of, waive or excuse any such payment (other than waiver of any increase in the interest rate pursuant to Section 2.06(c)), or (D) postpone the scheduled date of expiration of any Commitment or any Letter of Credit beyond the Revolving Maturity Date, in any case, without the written consent of each Lender directly affected thereby;
     (iv) increase the maximum duration of Interest Periods hereunder, without the written consent of each Lender directly affected thereby;
     (v) permit the assignment or delegation by Borrower of any of its rights or obligations under any Loan Document, without the written consent of each Lender;

     (vi) release Holdings or all or substantially all of the Subsidiary Guarantors from their Guarantee (except as expressly provided in Article VII), or limit their liability in respect of such Guarantee, without the written consent of each Lender;
     (vii) release all or a substantial portion of the Collateral from the Liens of the Security Documents or alter the relative priorities of the Secured Obligations entitled to the Liens of the Security Documents, in each case without the written consent of each Lender (it being understood that additional Classes of Loans consented to by the Required Lenders may be equally and ratably secured by the Collateral with the then existing Secured Obligations under the Security Documents);
     (viii) change Section 2.14(b), (c) or (d) in a manner that would alter the pro rata sharing of payments or setoffs required thereby or any other provision in a manner that would alter the pro rata allocation among the Lenders of Loan disbursements, including the requirements of Sections 2.02(a), 2.17(d) and 2.18(d), without the written consent of each Lender directly affected thereby;
     (ix) change any provision of this Section 10.02(b) or Section 10.02(c) or (d), without the written consent of each Lender directly affected thereby (except for additional restrictions on amendments or waivers for the benefit of Lenders of additional Classes of Loans consented to by the Required Lenders);
     (x) change the percentage set forth in the definition of “Required Lenders,” “Required Class Lenders,” “Required Revolving Lenders” or any other provision of any Loan Document (including this Section) specifying the number or percentage of Lenders (or Lenders of any Class) required to waive, amend or modify any rights thereunder or make any determination or grant any consent thereunder, without the written consent of each Lender (or each Lender of such Class, as the case may be), other than to increase such percentage or number or to give any additional Lender or group of Lenders such right to waive, amend or modify or make any such determination or grant any such consent;
     (xi) change the application of prepayments as among or between Classes under Section 2.10(h), without the written consent of the Required Class Lenders of each Class that is being allocated a lesser prepayment as a result thereof (it being understood that the Required Lenders may waive, in whole or in part, any prepayment so long as the application, as between Classes, of any portion of such prepayment that is still required to be made is not changed and, if additional Classes of Term Loans under this Agreement consented to by the Required Lenders are made, such new Term Loans may be included on a pro rata basis in the various prepayments required pursuant to
Section 2.10(h));
     (xii) change or waive the application of prepayments of Term Loans set forth in Section 2.10(h) to the remaining scheduled amortization payments to be made thereon under Section 2.09, without the written consent of the Required Class Lenders of such Class;
     (xiii) subordinate the Obligations to any other obligation;
     (xiv) change or waive any provision of Article IX as the same applies to any Agent, or any other provision hereof as the same applies to the rights or obligations of any Agent, in each case without the written consent of such Agent;

     (xv) change or waive any obligation of the Lenders relating to the issuance of or purchase of participations in Letters of Credit, without the written consent of the Administrative Agent and the Issuing Bank;
     (xvi) change or waive any provision hereof relating to Swingline Loans (including the definition of “Swingline Commitment”), without the written consent of the Swingline Lender; or
     (xvii) expressly change or waive any condition precedent in Section 4.02 to any Revolving Borrowing without the written consent of the Required Revolving Lenders;
provided, further, that
     (1) any waiver, amendment or modification prior to the completion of the primary syndication of the Commitments and Loans (as determined by the Arranger) may not be effected without the written consent of the Arranger; and
     (2) any waiver, amendment or modification of the Intercreditor Agreement (and any related definitions) may be effected by an agreement or agreements in writing entered into among the Collateral Agent, the Administrative Agent, the Second Lien Collateral Agent and the Second Lien Administrative Agent (without the consent of any Loan Party, so long as such amendment,waiver or modification does not impose any additional duties or obligations on the Loan Parties or alter or impair any right of any Loan Party under the Loan Documents, but with the consent of the Required Lenders).
               (c) Collateral. Without the consent of any other person, the applicable Loan Party or Parties and the Administrative Agent and/or Collateral Agent may (in its or their respective sole discretion, or shall, to the extent required by any Loan Document) enter into any amendment or waiver of any Loan Document, or enter into any new agreement or instrument, to effect the granting, perfection,protection, expansion or enhancement of any security interest in any Collateral or additional property to become Collateral for the benefit of the Secured Parties, or as required by local law to give effect to,or protect any security interest for the benefit of the Secured Parties, in any property or so that the security interests therein comply with applicable Requirements of Law.
               (d) Dissenting Lenders. If, in connection with any proposed change, waiver, discharge or termination of the provisions of this Agreement as contemplated by Section 10.02(b), the consent of the Required Lenders is obtained but the consent of one or more of such other Lenders whose consent is required is not obtained, then Borrower shall have the right to replace all, but not less than all, of such non-consenting Lender or Lenders (so long as all non-consenting Lenders are so replaced) with one or more persons pursuant to Section 2.16 so long as at the time of such replacement each such new Lender consents to the proposed change, waiver, discharge or termination. Each Lender agrees that, if Borrower elects to replace such Lender in accordance with this Section, it shall promptly execute and deliver to the Administrative Agent an Assignment and Assumption to evidence such sale and purchase and shall deliver to the Administrative Agent any Note (if Notes have been issued in respect of such Lender’s Loans) subject to such Assignment and Assumption; provided that the failure of any such non-consenting Lender to execute an Assignment and Assumption shall not render such sale and purchase (and the corresponding assignment) invalid and such assignment shall be recorded in the Register.

               (e) Refinanced Term Loans. In addition, notwithstanding the foregoing, this Agreement may be amended with the written consent of the Administrative Agent, Holdings, Borrower and the Lenders providing the relevant Replacement Term Loans (as defined below) to permit the refinancing of all outstanding Term Loans (“Refinanced Term Loans”) with a replacement term loan tranche hereunder which shall constitute Term Loans hereunder (“Replacement Term Loans”); provided that (a) the aggregate principal amount of Replacement Term Loans shall not exceed the aggregate principal amount of Refinanced Term Loans, (b) the Applicable Margin for Replacement Term Loans shall not be higher than the Applicable Margin for Refinanced Term Loans, (c) the weighted average life to maturity of Replacement Term Loans shall not be shorter than the weighted average life to maturity of Refinanced Term Loans at the time of such refinancing and (d) all other terms applicable to Replacement Term Loans shall be substantially identical to, or less favorable to the Lenders providing Replacement Term Loans than, those applicable to Refinanced Term Loans, except to the extent necessary to provide for covenants and other terms applicable to any period after the Final Maturity Date in effect immediately prior to such refinancing.
          SECTION 10.03 Expenses; Indemnity; Damage Waiver.
               (a) Costs and Expenses. Borrower shall pay (i) all reasonable out-of-pocket expenses incurred by the Administrative Agent, the Collateral Agent and their respective Affiliates (including the reasonable fees, charges and disbursements of counsel for the Administrative Agent and/or the Collateral Agent) in connection with the syndication of the credit facilities provided for herein (including the obtaining and maintaining of CUSIP numbers for the Loans), the preparation, negotiation,execution, delivery and administration of this Agreement and the other Loan Documents or any amendment, amendment and restatement, modification or waiver of the provisions hereof or thereof (whether or not the transactions contemplated hereby or thereby shall be consummated), including in connection with post-closing searches to confirm that security filings and recordations have been properly made and including any costs and expenses of the service provider referred to in Section 9.03, (ii) all reasonable out-of-pocket expenses incurred by the Issuing Bank in connection with the issuance, amendment, renewal or extension of any Letter of Credit or any demand for payment thereunder, (iii) all out-of-pocket expenses incurred by the Administrative Agent, the Collateral Agent, any Lender or the Issuing Bank (including the fees, charges and disbursements of any counsel for the Administrative Agent, the Collateral Agent, any Lender or the Issuing Bank), in connection with the enforcement or protection of its rights (A) in connection with this Agreement and the other Loan Documents, including its rights under this Section 10.03, or (B) in connection with the Loans made or Letters of Credit issued hereunder, including all such out-of-pocket expenses incurred during any workout, restructuring or negotiations in respect of such Loans or Letters of Credit and (iv) all documentary and similar taxes and charges in respect of the Loan Documents.
               (b) Indemnification by Borrower. Borrower shall indemnify the Administrative Agent (and any sub-agent thereof), the Collateral Agent (and any sub-agent thereof) each Lender and the Issuing Bank, and each Related Party of any of the foregoing persons (each such person being called an “Indemnitee”) against, and hold each Indemnitee harmless from, any and all losses, claims,damages, liabilities and related expenses (including the reasonable fees, charges and disbursements of any counsel for any Indemnitee) incurred by any Indemnitee or asserted against any Indemnitee by any third party or by Borrower or any other Loan Party arising out of, in connection with, or as a result of (i) the execution or delivery of this Agreement, any other Loan Document, or any amendment, amendment and restatement, modification or waiver of the provisions hereof or thereof, or any agreement or instrument contemplated hereby or thereby, the performance by the parties hereto of their respective obligations hereunder or thereunder or the consummation of the transactions contemplated hereby or thereby, (ii) any Loan or Letter of Credit or the use or proposed use of the proceeds there-from (including any refusal by the Issuing Bank to honor a demand for payment under a Letter of Credit if the documents presented in connection with such demand do not strictly comply with the terms of such Letter of Credit), (iii) any actual or alleged presence or Release or threatened Release of Hazardous Materials on, at, under or from any property owned, leased or operated by any Company at any time, or any Environmental Claim or Mining Proceeding related in any way to any Company, or (iv) any actual or prospective claim, litigation, investigation or proceeding relating to any of the foregoing, whether based on contract, tort or any other theory, whether brought by a third party or by Borrower or any other Loan Party, and regardless of whether any Indemnitee is a party thereto; provided that such indemnity shall not, as to any Indemnitee, be available to the extent that such losses, claims, damages, liabilities or related expenses (x) are determined by a court of competent jurisdiction by final and nonappealable judgment to have resulted from the gross negligence or willful misconduct of such Indemnitee or (y) result from a claim brought by Borrower or any other Loan Party against an Indemnitee for breach in bad faith of such Indemnitee’s obligations hereunder or under any other Loan Document, if Borrower or such Loan Party has obtained a final and nonappealable judgment in its favor on such claim as determined by a court of competent jurisdiction.
          (c) Reimbursement by Lenders. To the extent that Borrower for any reason fails to indefeasibly pay any amount required under paragraph (a) or (b) of this Section 10.03 to be paid by it to the Administrative Agent (or any sub-agent thereof), the Collateral Agent, the Issuing Bank, the Swingline Lender or any Related Party of any of the foregoing, each Lender severally agrees to pay to the Administrative Agent (or any such sub-agent), the Collateral Agent (or any sub-agent thereof), the Issuing Bank, the Swingline Lender or such Related Party, as the case may be, such Lender’s pro rata share (determined as of the time that the applicable unreimbursed expense or indemnity payment is sought) of such unpaid amount; provided that the unreimbursed expense or indemnified loss, claim, damage, liability or related expense, as the case may be, was incurred by or asserted against the Administrative Agent (or any such sub-agent), the Collateral Agent (or any sub-agent thereof), the Swingline Lender or the Issuing Bank in its capacity as such, or against any Related Party of any of the foregoing acting for the Administrative Agent (or any such sub-agent), the Collateral Agent (or any sub-agent thereof), the Swingline Lender or Issuing Bank in connection with such capacity. The obligations of the Lenders under this paragraph (c) are subject to the provisions of Section 2.14. For purposes hereof, a Lender’s “pro rata share” shall be determined based upon its share of the sum of the total Revolving Exposure, outstanding Term Loans and unused Commitments at the time.
          (d) Waiver of Consequential Damages, Etc. To the fullest extent permitted by applicable Requirements of Law, no Loan Party shall assert, and each Loan Party hereby waives, any claim against any Indemnitee, on any theory of liability, for special, indirect, consequential or punitive damages (as opposed to direct or actual damages) arising out of, in connection with, or as a result of, this Agreement, any other Loan Document or any agreement or instrument contemplated hereby, the transactions contemplated hereby or thereby, any Loan or Letter of Credit or the use of the proceeds thereof. No Indemnitee referred to in paragraph (b) above shall be liable for any damages arising from the use by unintended recipients of any information or other materials distributed by it through telecommunications, electronic or other information transmission systems in connection with this Agreement or the other Loan Documents or the transactions contemplated hereby or thereby.
          (e) Payments. All amounts due under this Section shall be payable not later than 3 Business Days after demand therefor.

     SECTION 10.04 Successors and Assigns.
          (a) Successors and Assigns Generally. The provisions of this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns permitted hereby, except that Borrower may not assign or otherwise transfer any of its rights or obligations hereunder without the prior written consent of the Administrative Agent, the Collateral Agent, the Issuing Lender, the Swingline Lender and each Lender and no Lender may assign or otherwise transfer any of its rights or obligations hereunder except (i) to an Eligible Assignee in accordance with the provisions of paragraph (b) of this Section 10.04, (ii) by way of participation in accordance with the provisions of paragraph (d) of this Section 10.04 or (iii) by way of pledge or assignment of a security interest subject to the restrictions of paragraph (f) of this Section (and any other attempted assignment or transfer by Borrower or any Lender shall be null and void). Nothing in this Agreement, expressed or implied, shall be construed to confer upon any person (other than the parties hereto, their respective successors and assigns permitted hereby, Participants to the extent provided in paragraph (d) of this Section and, to the extent expressly contemplated hereby, the other Indemnitees) any legal or equitable right, remedy or claim under or by reason of this Agreement.
          (b) Assignments by Lenders. Any Lender may at any time assign to one or more Eligible Assignees all or a portion of its rights and obligations under this Agreement (including all or a portion of its Commitment and the Loans at the time owing to it); provided that
     (i) except in the case of any assignment made in connection with the primary syndication of the Commitment and Loans by the Arranger or an assignment of the entire remaining amount of the assigning Lender’s Commitment and the Loans at the time owing to it or in the case of an assignment to a Lender or an Affiliate of a Lender or an Approved Fund with respect to a Lender, the aggregate amount of the Commitment (which for this purpose includes Loans outstanding thereunder) or, if the applicable Commitment is not then in effect, the principal outstanding balance of the Loans of the assigning Lender subject to each such assignment (determined as of the date the Assignment and Assumption with respect to such assignment is delivered to the Administrative Agent or, if “Trade Date” is specified in the Assignment and Assumption, as of the Trade Date) shall not be less than $5.0 million, in the case of any assignment in respect of Revolving Loans and/or Revolving Commitments, or $1.0 million, in the case of any assignment in respect of Term Loans and/or Term Loan Commitments, unless each of the Administrative Agent and, with respect to assignments of Revolving Loans and/or Revolving Commitments only, so long as (A) no Default has occurred and is continuing and (B) completion of primary syndication of the Loans and Commitments has been completed (as determined by the Arranger), Borrower otherwise consent (each such consent not to be unreasonably withheld or delayed);
     (ii) each partial assignment shall be made as an assignment of a proportionate part of all the assigning Lender’s rights and obligations under this Agreement with respect to the Loan or the Commitment assigned, except that this clause (ii) shall not prohibit any Lender from assigning all or a portion of its rights and obligations among separate tranches on a non-pro rata basis; and
     (iii) the parties to each assignment shall execute and deliver to the Administrative Agent an Assignment and Assumption, together with a processing and recordation fee of $3,500, and the Eligible Assignee, if it shall not be a Lender, shall deliver to the Administrative Agent an Administrative Questionnaire.

Subject to acceptance and recording thereof by the Administrative Agent pursuant to paragraph (c) of this Section 10.04, from and after the effective date specified in each Assignment and Assumption, the Eligible Assignee thereunder shall be a party to this Agreement and, to the extent of the interest assigned by such Assignment and Assumption, have the rights and obligations of a Lender under this Agreement, and the assigning Lender thereunder shall, to the extent of the interest assigned by such Assignment and Assumption, be released from its obligations under this Agreement (and, in the case of an Assignment and Assumption covering all of the assigning Lender’s rights and obligations under this Agreement, such Lender shall cease to be a party hereto) but shall continue to be entitled to the benefits of Sections 2.12, 2.13, 2.15 and 10.03 with respect to facts and circumstances occurring prior to the effective date of such assignment. Any assignment or transfer by a Lender of rights or obligations under this Agreement that does not comply with this paragraph shall be treated for purposes of this Agreement as a sale by such Lender of a participation in such rights and obligations in accordance with paragraph (d) of this Section 10.04.
     (c) Register. The Administrative Agent, acting solely for this purpose as an agent of Borrower, shall maintain at one of its offices in Stamford, Connecticut a copy of each Assignment and Assumption delivered to it and a register for the recordation of the names and addresses of the Lenders, and the Commitments of, and principal amounts of the Loans and LC Disbursements owing to, each Lender pursuant to the terms hereof from time to time (the “Register”). The entries in the Register shall be conclusive, absent manifest error, and Borrower, the Administrative Agent, the Issuing Bank and the Lenders shall treat each person whose name is recorded in the Register pursuant to the terms hereof as a Lender hereunder for all purposes of this Agreement, notwithstanding notice to the contrary. The Register shall be available for inspection by Borrower, the Issuing Bank, the Collateral Agent, the Swingline Lender and any Lender (with respect to its own interest only), at any reasonable time and from time to time upon reasonable prior notice.
     (d) Participations. Any Lender may at any time, without the consent of, or notice to, Borrower, the Administrative Agent, the Issuing Bank or the Swingline Lender sell participations to any person (other than a natural person or Borrower or any of Borrower’s Affiliates or Subsidiaries)(each, a “Participant”) in all or a portion of such Lender’s rights and/or obligations under this Agreement (including all or a portion of its Commitment and/or the Loans owing to it); provided that (i) such Lender’s obligations under this Agreement shall remain unchanged, (ii) such Lender shall remain solely responsible to the other parties hereto for the performance of such obligations and (iii) Borrower, the Administrative Agent and the Lenders and Issuing Bank shall continue to deal solely and directly with such Lender in connection with such Lender’s rights and obligations under this Agreement.
          Any agreement or instrument pursuant to which a Lender sells such a participation shall provide that such Lender shall retain the sole right to enforce the Loan Documents and to approve any amendment, modification or waiver of any provision of the Loan Documents; provided that such agreement or instrument may provide that such Lender will not, without the consent of the Participant, agree to any amendment, modification or waiver described in clause (i), (ii) or (iii) of the first proviso to Section 10.02(b) that affects such Participant. Subject to paragraph (e) of this Section, Borrower agrees that each Participant shall be entitled to the benefits of Sections 2.12, 2.13 and 2.15 (subject to the requirements of those Sections) to the same extent as if it were a Lender and had acquired its interest by assignment pursuant to paragraph (b) of this Section. To the extent permitted by law, each Participant also shall be entitled to the benefits of Section 10.08 as though it were a Lender, provided such Participant agrees to be subject to Section 2.14 as though it were a Lender.

     (e) Limitations on Participant Rights. A Participant shall not be entitled to receive any greater payment under Sections 2.12, 2.13 and 2.15 than the applicable Lender would have been entitled to receive with respect to the participation sold to such Participant, unless the sale of the participation to such Participant is made with Borrower’s prior written consent.
     (f) Certain Pledges. Any Lender may at any time pledge or assign a security interest in all or any portion of its rights under this Agreement to secure obligations of such Lender, including any pledge or assignment to secure obligations to a Federal Reserve Bank; provided that no such pledge or assignment shall release such Lender from any of its obligations hereunder or substitute any such pledgee or assignee for such Lender as a party hereto. In the case of any Lender that is a fund that invests in bank loans, such Lender may, without the consent of Borrower or the Administrative Agent, collaterally assign or pledge all or any portion of its rights under this Agreement, including the Loans and Notes or any other instrument evidencing its rights as a Lender under this Agreement, to any holder of, trustee for, or any other representative of holders of, obligations owed or securities issued, by such fund, as security for such obligations or securities.
     (g) Electronic Execution of Assignments. The words “execution,” “signed,” “signature,” and words of like import in any Assignment and Assumption shall be deemed to include electronic signatures or the keeping of records in electronic form, each of which shall be of the same legal effect, validity or enforceability as a manually executed signature or the use of a paper-based record-keeping system, as the case may be, to the extent and as provided for in any applicable Requirement of Law, including the Federal Electronic Signatures in Global and National Commerce Act, the NewYork State Electronic Signatures and Records Act, or any other similar state laws based on the Uniform Electronic Transactions Act.
          SECTION 10.05 Survival of Agreement. All covenants, agreements, representations and warranties made by the Loan Parties in the Loan Documents and in the certificates or other instruments delivered in connection with or pursuant to this Agreement or any other Loan Document shall be considered to have been relied upon by the other parties hereto and shall survive the execution and delivery of the Loan Documents and the making of any Loans and issuance of any Letters of Credit, regardless of any investigation made by any such other party or on its behalf and notwithstanding that the Agents, the Issuing Bank or any Lender may have had notice or knowledge of any Default or incorrect representation or warranty at the time any credit is extended hereunder, and shall continue in full force and effect as long as the principal of or any accrued interest on any Loan or any fee or any other amount payable under this Agreement is outstanding and unpaid or any Letter of Credit is outstanding and so long as the Commitments have not expired or terminated. The provisions of Sections 2.12, 2.14, 2.15 and Article X (other than Section 10.12) shall survive and remain in full force and effect regardless of the consummation of the transactions contemplated hereby, the repayment of the Loans, the payment of the Reimbursement Obligations, the expiration or termination of the Letters of Credit and the Commitments or the termination of this Agreement or any provision hereof.
          SECTION 10.06 Counterparts; Integration; Effectiveness. This Agreement may be executed in counterparts (and by different parties hereto in different counterparts), each of which shall constitute an original, but all of which when taken together shall constitute a single contract. This Agreement and the other Loan Documents, the Fee Letter and any separate letter agreements with respect to fees payable to the Administrative Agent, constitute the entire contract among the parties relating to the subject matter hereof and supersede any and all previous agreements and understandings, oral or written, relating to the subject matter hereof. Except as provided in Section 4.01, this Agreement shall become effective when it shall have been executed by the Administrative Agent and when the Administrative

Agent shall have received counterparts hereof that, when taken together, bear the signatures of each of the other parties hereto. Delivery of an executed counterpart of a signature page of this Agreement by telecopier shall be effective as delivery of a manually executed counterpart of this Agreement.
          SECTION 10.07 Severability. Any provision of this Agreement held to be invalid, illegal or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such invalidity, illegality or unenforceability without affecting the validity, legality and enforceability of the remaining provisions hereof; and the invalidity of a particular provision in a particular jurisdiction shall not invalidate such provision in any other jurisdiction.
          SECTION 10.08 Right of Setoff. If an Event of Default shall have occurred and be continuing, each Lender, the Issuing Bank, and each of their respective Affiliates is hereby authorized at any time and from time to time, to the fullest extent permitted by applicable Requirements of Law, to set off and apply any and all deposits (general or special, time or demand, provisional or final, in whatever currency) at any time held and other obligations (in whatever currency) at any time owing by such Lender, the Issuing Bank or any such Affiliate to or for the credit or the account of Borrower or any other Loan Party against any and all of the obligations of Borrower or such Loan Party now or hereafter existing under this Agreement or any other Loan Document to such Lender or the Issuing Bank, irrespective of whether or not such Lender or the Issuing Bank shall have made any demand under this Agreement or any other Loan Document and although such obligations of Borrower or such Loan Party may be contingent or unmatured or are owed to a branch or office of such Lender or the Issuing Bank different from the branch or office holding such deposit or obligated on such indebtedness. The rights of each Lender, the Issuing Bank and their respective Affiliates under this Section are in addition to other rights and remedies (including other rights of setoff) that such Lender, the Issuing Bank or their respective Affiliates may have. Each Lender and the Issuing Bank agrees to notify Borrower and the Administrative Agent promptly after any such setoff and application; provided that the failure to give such notice shall not affect the validity of such setoff and application.
          SECTION 10.09 Governing Law; Jurisdiction; Consent to Service of Process.
     (a) Governing Law. This Agreement shall be construed in accordance with and governed by the law of the State of New York.
     (b) Submission to Jurisdiction. Each Loan Party hereby irrevocably and unconditionally submits, for itself and its property, to the nonexclusive jurisdiction of the Supreme Court of the State of New York sitting in New York County and of the United States District Court of the Southern District of New York, and any appellate court from any thereof, in any action or proceeding arising out of or relating to any Loan Document, or for recognition or enforcement of any judgment, and each of the parties hereto hereby irrevocably and unconditionally agrees that all claims in respect of any such action or proceeding may be heard and determined in such New York State court or, to the fullest extent permitted by applicable Requirements of Law, in such Federal court. Each of the parties hereto agrees that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law. Nothing in this Agreement or any other Loan Document shall affect any right that the Administrative Agent, the Issuing Bank or any Lender may otherwise have to bring any action or proceeding relating to this Agreement or any other Loan Document against any Loan Party or its properties in the courts of any jurisdiction.

              (c) Waiver of Venue. Each Loan Party hereby irrevocably and unconditionally waives, to the fullest extent permitted by applicable Requirements of Law, any objection which it may now or hereafter have to the laying of venue of any suit, action or proceeding arising out of or relating to this Agreement or any other Loan Document in any court referred to in Section 10.09(b). Each of the parties hereto hereby irrevocably waives, to the fullest extent permitted by applicable Requirements of Law, the defense of an inconvenient forum to the maintenance of such action or proceeding in any such court.
              (d) Service of Process. Each party hereto irrevocably consents to service of process in any action or proceeding arising out of or relating to any Loan Document, in the manner provided for notices (other than telecopier) in Section 10.01. Nothing in this Agreement or any other Loan Document will affect the right of any party hereto to serve process in any other manner permitted by applicable Requirements of Law.
          SECTION 10.10 Waiver of Jury Trial. Each Loan Party hereby waives, to the fullest extent permitted by applicable Requirements of Law, any right it may have to a trial by jury in any legal proceeding directly or indirectly arising out of or relating to this Agreement, any other Loan Document or the transactions contemplated hereby (whether based on contract, tort or any other theory). Each party hereto (a) certifies that no representative, agent or attorney of any other party has represented, expressly or otherwise, that such other party would not, in the event of litigation, seek to enforce the foregoing waiver and (b) acknowledges that it and the other parties hereto have been induced to enter into this Agreement by, among other things, the mutual waivers and certifications in this Section.
          SECTION 10.11 Headings. Article and Section headings and the Table of Contents used herein are for convenience of reference only, are not part of this Agreement and shall not affect the construction of, or be taken into consideration in interpreting, this Agreement.
          SECTION 10.12 Treatment of Certain Information; Confidentiality. Each of the Administrative Agent, the Lenders and the Issuing Bank agrees to maintain the confidentiality of the Information (as defined below), except that Information may be disclosed (a) to its Affiliates and to its and its Affiliates’ respective partners, directors, officers, employees, agents, advisors and other representatives (it being understood that the persons to whom such disclosure is made will be informed of the confidential nature of such Information and instructed to keep such Information confidential), (b) to the extent requested by any Governmental Authority or regulatory authority (including any self-regulatory authority, such as the National Association of Insurance Commissioners), (c) to the extent required by applicable Requirements of Law or by any subpoena or similar legal process, (d) to any other party hereto, (e) in connection with the exercise of any remedies hereunder or under any other Loan Document or any action or proceeding relating to this Agreement or any other Loan Document or the enforcement of rights hereunder or thereunder, (f) subject to an agreement containing provisions substantially the same as those of this Section 10.12, to (i) any assignee of or Participant in, or any prospective assignee of or Participant in, any of its rights or obligations under this Agreement, (ii) any actual or prospective counterparty (or its advisors) to any swap or derivative transaction relating to Borrower and its obligations or (iii) any rating agency for the purpose of obtaining a credit rating applicable to any Lender, (g) with the consent of Holdings or Borrower or (h) to the extent such Information (x) becomes publicly available other than as a result of a breach of this Section or (y) becomes available to the Administrative Agent, any Lender, the Issuing Bank or any of their respective Affiliates on a nonconfidential basis from a source other than Borrower. For purposes of this Section, “Information” means all information received from Holdings or any of its Subsidiaries relating to Holdings or any of its Subsidiaries or any of their respective businesses, other than any such information that is available to the Administrative Agent, any Lender or the Issuing

Bank on a nonconfidential basis prior to disclosure by Holdings or any of its Subsidiaries; provided that, in the case of information received from Holdings or any of its Subsidiaries after the date hereof, such information is clearly identified at the time of delivery as confidential. Any person required to maintain the confidentiality of Information as provided in this Section shall be considered to have complied with its obligation to do so if such person has exercised the same degree of care to maintain the confidentiality of such Information as such person would accord to its own confidential information.
          SECTION 10.13 USA PATRIOT Act Notice. Each Lender that is subject to the Act (as hereinafter defined) and the Administrative Agent (for itself and not on behalf of any Lender) hereby notifies Holdings and Borrower that pursuant to the requirements of the USA PATRIOT Act (Title III of Pub. L. 107-56 (signed into law October 26, 2001)) (the “Act”), it is required to obtain, verify and record information that identifies Holdings and Borrower, which information includes the name, address and tax identification number of Holdings and Borrower and other information regarding Borrower that will allow such Lender or the Administrative Agent, as applicable, to identify Holdings and Borrower in accordance with the Act. This notice is given in accordance with the requirements of the Act and is effective as to the Lenders and the Administrative Agent.
          SECTION 10.14 Interest Rate Limitation. Notwithstanding anything herein to the contrary, if at any time the interest rate applicable to any Loan, together with all fees, charges and other amounts which are treated as interest on such Loan under applicable Requirements of Law (collectively, the “Charges”), shall exceed the maximum lawful rate (the “Maximum Rate”) which may be contracted for, charged, taken, received or reserved by the Lender holding such Loan in accordance with applicable Requirements of Law, the rate of interest payable in respect of such Loan hereunder, together with all Charges payable in respect thereof, shall be limited to the Maximum Rate and, to the extent permitted by applicable Requirements of Law, the interest and Charges that would have been payable in respect of such Loan but were not payable as a result of the operation of this Section shall be cumulated and the interest and Charges payable to such Lender in respect of other Loans or periods shall be increased (but not above the Maximum Rate therefor) until such cumulated amount, together with interest thereon at the Federal Funds Effective Rate to the date of repayment, shall have been received by such Lender.
          SECTION 10.15 Lender Addendum. Each Lender to become a party to this Agreement on the Closing Date shall do so by delivering to the Administrative Agent a Lender Addendum duly executed by such Lender, Borrower and the Administrative Agent.
          SECTION 10.16 Obligations Absolute. To the fullest extent permitted by applicable Requirements of Law, all obligations of the Loan Parties hereunder shall be absolute and unconditional irrespective of:
     (a) the financial condition or any bankruptcy, insolvency, reorganization, arrangement, readjustment, composition, liquidation or the like of any Loan Party;
     (b) any lack of validity or enforceability of any Loan Document or any other agreement or instrument relating thereto against any Loan Party;
     (c) any change in the time, manner or place of payment of, or in any other term of, all or any of the Obligations, or any other amendment or waiver of or any consent to any departure from any Loan Document or any other agreement or instrument relating thereto;

     (d) any exchange, release or non-perfection of any other Collateral, or any release or amendment or waiver of or consent to any departure from any guarantee, for all or any of the Obligations;
     (e) any exercise or non-exercise, or any waiver of any right, remedy, power or privilege under or in respect hereof or any Loan Document; or
     (f) any other circumstances which might otherwise constitute a defense available to, or a discharge of, the Loan Parties.
          SECTION 10.17 Judgment Currency.
              (a) Each Loan Party’s obligation hereunder and under the other Loan Documents to make any payments shall not be discharged or satisfied by any tender or recovery pursuant to any judgment expressed in or converted into any currency other than dollars, except to the extent that such tender or recovery results in the effective receipt by the Administrative Agent or the respective Lender of the full amount of dollars expressed to be payable to the Administrative Agent or such Lender under this Agreement or the other Loan Documents. If, for the purpose of obtaining or enforcing judgment against any Loan Party in any court or in any jurisdiction, it becomes necessary to convert into or from any currency other than dollars (such other currency being hereinafter referred to as the “Judgment Currency”) an amount due in dollars, the conversion shall be made at the Relevant Currency Equivalent, and in the case of other currencies, the rate of exchange (as quoted by the Administrative Agent or if the Administrative Agent does not quote a rate of exchange on such currency, by a known dealer in such currency designated by the Administrative Agent) determined, in each case, as of the Business Day immediately preceding the day on which the judgment is given (such Business Day being hereinafter referred to as the “Judgment Currency Conversion Date”).
              (b) If there is a change in the rate of exchange prevailing between the Judgment Currency Conversion Date and the date of actual payment of the amount due, each Loan Party covenants and agrees to pay, or cause to be paid, to the extent permitted under applicable law, such additional amounts, if any (but in any event not a lesser amount) as may be necessary to ensure that the amount paid in the Judgment Currency, when converted at the rate of exchange prevailing on the date of payment, will produce the amount of dollars which could have been purchased with the amount of Judgment Currency stipulated in the judgment or judicial award at the rate of exchange prevailing on the Judgment Currency Conversion Date.
              (c) For purposes of determining the Relevant Currency Equivalent or any other rate of exchange for this Section 10.17, such amounts shall include any premium and costs payable in connection with the purchase of dollars.
[Signature Pages Follow]

     IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their respective authorized officers as of the day and year first above written.

BLUE PEARL USA LTD., as Borrower

By:	/s/ Derek Price

	Name: Title:	Derek Price Vice President Finance and Chief Financial Officer

BLUE PEARL MINING LTD., as Holdings

By:	/s/ Derek Price

	Name: Title:	Derek Price Vice President Finance and Chief Financial Officer

BLUE PEARL MINING INC.

By:	/s/ Derek Price

	Name: Title:	Derek Price Vice President and Chief Financial Officer

PATENT ENFORCEMENT AND ROYALTIES OF NEW JERSEY, LTD., THOMPSON CREEK METALS COMPANY, THOMPSON CREEK MINING CO., CYPRUS THOMPSON CREEK MINING COMPANY, LONG CREEK MINING COMPANY

By:	/s/ Derek Price

	Name: Title:	Derek Price Vice President Finance and Chief Financial Officer
(First Lien Credit Agreement)

LANGELOTH METALLURGICAL COMPANY LLC, by its Manager

By:	/s/ Derek Price

	Name:	Derek Price
	Title:	Manager
(First Lien Credit Agreement)

UBS SECURITIES LLC, as Arranger, Syndication Agent and Documentation Agent

By:	/s/ John K. McNulty, Jr.

	Name:	John K. McNulty, Jr.
	Title:	Director

By:	/s/ Irja R. Otsa

	Name:	Irja R. Otsa
	Title:	Associate Director
Banking Products Services, US

UBS AG, STAMFORD BRANCH, as Issuing Bank, Administrative Agent and Collateral Agent

By:

Name:
Title:

By:

Name:
Title:

UBS LOAN FINANCE LLC, as Swingline Lender and as a Lender

By:

Name:
Title:

By:

Name:
Title:
(First Lien Credit Agreement)

UBS SECURITIES LLC, as Arranger, Syndication Agent and Documentation Agent

By:

Name:
Title:

By:

Name:
Title:

UBS AG, STAMFORD BRANCH, as Issuing Bank, Administrative Agent and Collateral Agent

By:	/s/ Irja R. Otsa

	Name:	Irja R. Otsa
	Title:	Associate Director
Banking Products Services, US

By:	/s/ Barbara Ezell-McMichael

	Name:	Barbara Ezell-McMichael
	Title:	Associate Director
Banking Products Services, US

UBS LOAN FINANCE LLC, as Swingline Lender and as a Lender

By:	/s/ Irja R. Otsa

	Name:	Irja R. Otsa
	Title:	Associate Director Banking Products Services, US

By:	/s/ Barbara Ezell-McMichael

	Name:	Barbara Ezell-McMichael
	Title:	Associate Director Banking Products Services, US
(First Lien Credit Agreement)

Annex I
Applicable Margin

Revolving Loans		Term Loans
Eurodollar	ABR	Eurodollar	ABR
4.75%	3.75%	4.75%	3.75%

Annex II
Amortization Table

Term Loan
Date	Amount
March 31, 2007	$18,750,000
June 30, 2007	$18,750,000
September 30, 2007	$18,750,000
December 31, 2007	$18,750,000
March 31, 2008	$18,750,000
June 30, 2008	$18,750,000
September 30, 2008	$18,750,000
December 31, 2008	$18,750,000
March 31, 2009	$18,750,000
June 30, 2009	$18,750,000
September 30, 2009	$18,750,000
December 31, 2009	$18,750,000
March 31, 2010	$12,500,000
June 30, 2010	$12,500,000
September 30, 2010	$12,500,000
December 31, 2010	$12,500,000
March 31, 2011	$8,750,000
June 30, 2011	$8,750,000
September 30, 2011	$8,750,000
December 31, 2011	$8,750,000
March 31, 2012	$7,500,000
June 30, 2012	$7,500,000
September 30, 2012	$15,000,000

Annex III
Covered Property

State (Existing Mines(s))	Covered Property
British Columbia- Endako	See attached Exhibits A-3, A-4, and A-5 for Real Property, Unpatented Claims, Leases and Undersurface Rights. Also see Endako Survey attached.

British Columbia — Davidson	See attached Exhibit A-6 for the legal description of the Mining Leases and Unpatented Claims at Davidson. Also see Davidson Survey annexed hereto.

Pennsylvania	See attached legal description found in Exhibit A of the Chicago Title Insurance Company Summary.

Idaho	See Attached Schedules A- F for legal descriptions of the Idaho property.

Exhibit A-3: Legal Description of Endako Mine
Thompson Creek Mining Ltd is the registered owner of the following lands and premises:
A.	The surface of District Lot 7766 Range 5 Coast District surveyed as “BOOT 8” Mineral Claim, PID 015-147-436;
B.	The surface of District Lot 7774 Range 5 Coast District surveyed as “MO4” Mineral Claim, PID 015-147-525; and

C.	Lot 1, Plan 9063, District Lot 2565, Range 5, Coast Range 5 Land District, PID 006-401-261.

     Exhibit A-4: Legal Description of the Endako Mining Leases and Unpatented Claims

Tenure Number	Recorded Owner
238161	Thompson Creek Mining Ltd.
238162	Thompson Creek Mining Ltd.
243448	Thompson Creek Mining Ltd.
243450	Thompson Creek Mining Ltd.
243457	Thompson Creek Mining Ltd.
243458	Thompson Creek Mining Ltd.
243459	Thompson Creek Mining Ltd.
243460	Thompson Creek Mining Ltd.
243461	Thompson Creek Mining Ltd.
243462	Thompson Creek Mining Ltd.
243463	Thompson Creek Mining Ltd.
243464	Thompson Creek Mining Ltd.
243465	Thompson Creek Mining Ltd.
243466	Thompson Creek Mining Ltd.
243467	Thompson Creek Mining Ltd.
243468	Thompson Creek Mining Ltd.
243469	Thompson Creek Mining Ltd.
243470	Thompson Creek Mining Ltd.
243471	Thompson Creek Mining Ltd.
243472	Thompson Creek Mining Ltd.
243473	Thompson Creek Mining Ltd.
243474	Thompson Creek Mining Ltd.
243482	Thompson Creek Mining Ltd.
243483	Thompson Creek Mining Ltd.
243484	Thompson Creek Mining Ltd.
243485	Thompson Creek Mining Ltd.
243486	Thompson Creek Mining Ltd.
243570	Thompson Creek Mining Ltd.
243571	Thompson Creek Mining Ltd.
243572	Thompson Creek Mining Ltd.

Tenure Number	Recorded Owner
243573	Thompson Creek Mining Ltd.
243576	Thompson Creek Mining Ltd.
243577	Thompson Creek Mining Ltd.
243592	Thompson Creek Mining Ltd.
243774	Thompson Creek Mining Ltd.
243775	Thompson Creek Mining Ltd.
243832	Thompson Creek Mining Ltd.
243835	Thompson Creek Mining Ltd.
243836	Thompson Creek Mining Ltd.
243843	Thompson Creek Mining Ltd.
244049	Thompson Creek Mining Ltd.
244175	Thompson Creek Mining Ltd.
244176	Thompson Creek Mining Ltd.
244255	Thompson Creek Mining Ltd.
244256	Thompson Creek Mining Ltd.
244257	Thompson Creek Mining Ltd.
244258	Thompson Creek Mining Ltd.
244665	Thompson Creek Mining Ltd.
244667	Thompson Creek Mining Ltd.
244672	Thompson Creek Mining Ltd.
244673	Thompson Creek Mining Ltd.
244772	Thompson Creek Mining Ltd.
244774	Thompson Creek Mining Ltd.
244776	Thompson Creek Mining Ltd.
244778	Thompson Creek Mining Ltd.
244780	Thompson Creek Mining Ltd.
244913	Thompson Creek Mining Ltd.
244915	Thompson Creek Mining Ltd.
244930	Thompson Creek Mining Ltd.
244931	Thompson Creek Mining Ltd.
245325	Thompson Creek Mining Ltd.
245329	Thompson Creek Mining Ltd.

Tenure Number	Recorded Owner
245394	Thompson Creek Mining Ltd.
245395	Thompson Creek Mining Ltd.
245396	Thompson Creek Mining Ltd.
245888	Thompson Creek Mining Ltd.
307068	Thompson Creek Mining Ltd.
307089	Thompson Creek Mining Ltd.
507163	Thompson Creek Mining Ltd.
507164	Thompson Creek Mining Ltd.
507165	Thompson Creek Mining Ltd.
507167	Thompson Creek Mining Ltd.
507168	Thompson Creek Mining Ltd.
507169	Thompson Creek Mining Ltd.
507170	Thompson Creek Mining Ltd.
507182	Thompson Creek Mining Ltd.
507188	Thompson Creek Mining Ltd.
507191	Thompson Creek Mining Ltd.
507222	Thompson Creek Mining Ltd.
507227	Thompson Creek Mining Ltd.
507228	Thompson Creek Mining Ltd.
507230	Thompson Creek Mining Ltd.
507232	Thompson Creek Mining Ltd.
507245	Thompson Creek Mining Ltd.
507246	Thompson Creek Mining Ltd.
507249	Thompson Creek Mining Ltd.
507250	Thompson Creek Mining Ltd.
507252	Thompson Creek Mining Ltd.
507253	Thompson Creek Mining Ltd.
507254	Thompson Creek Mining Ltd.
507269	Thompson Creek Mining Ltd.
532729	Thompson Creek Mining Ltd.

Exhibit A-5: Legal Description of Patented Claims for Thompson Creek Mining Ltd.
Thompson Creek Mining Ltd is the registered owner of the following Undersurface Rights PL56825 registered against the titles to the following lands:
A.	That part of District Lot 3427 Range 5 Coast District lying within the boundaries of District Lot 7404, PID 012-840-882;
B.	That part of District Lot 3427 Range 5 Coast District lying within the boundaries of District Lot 7543, PID 012-840-904;
C.	Part of the West ½ of District Lot 3427 Range 5 Coast District lying within the boundaries of District Lot 6548, PID 012-839-515;
D.	Part of the West ½ of District Lot 3427 Range 5 Coast District lying within the boundaries of District Lot 6549, PID 012-839-540; and
E.	Part of the Southeast ¼ of District Lot 3430 Range 5 Coast District lying within the boundaries of District Lot 6547, PID 012-839-655.

DL 7794
DL 7766
DL 7774
DL 7775
Detail
Scale: 1 : 2500 (Distances are in metres)
DL 7760
Boot 2
DL 7763
Boot 5
DL 7765
Boot 7
DL 7790
DL 7771
MO 1
Boot 8
DL 7766
DL 7774
MO 4
Bell 2
Bell 4
DL 7759
Boot 1
DL 7764
Boot 6
DL 7794
MO 3
DL 7796
MO 4
DL 7776
MO 6
DL 7775
MO 5
DL 7799
MO 2
Unsurveyed
Crown
Land
Detail

Endako Mines

B.C. Land Surveyor's Certificate of Location

District Lots 7766, 7775 and 7794, Range 5, Coast District.

THIS IS TO CERTIFY that the buildings located on the above lots are situated as shown, and that there are no encroachments, except for the Oil Storage Shed as shown.

CERTIFIED CORRECT

B.C. LAND SURVEYOR

LEGEND

- Standard Iron Post Found
- Mine Control Monument Found

Scale: 1: 5000 (Distances are in metres)

Ph: (250) 561-2229 Fax: 563-1941

F.B.- XXX2	D.L.- Endako	File No. - 05431-0

Exhibit A-6: Legal Description of Davidson Mining Leases and Unpatented Claims

Tenure Number	Recorded Owner
243455	Donald Alexander Davidson
243475	Donald Alexander Davidson
243476	Donald Alexander Davidson
243477	Donald Alexander Davidson
243478	Donald Alexander Davidson
243479	Donald Alexander Davidson
501559	William Elmer Pfaffenberger
503063	William Elmer Pfaffenberger
503061	William Elmer Pfaffenberger
501731	William Elmer Pfaffenberger
509898	William Elmer Pfaffenberger
501577	Donald Alexander Davidson

54-49N
127-16W
243478
243477
243476
243479
2 4 3 4 7 5
2 4 3 4 5 5
501559
503063
WP
503061
WP
509898
WP
501731
WP
501577
N
Scale 1:75,000

WP William Elmer Pfaffenberger
DD Donald Alexander Davidson

Drawn October 19, 2006

McElhanney
Prince George, B.C.

CHICAGO TITLE INSURANCE COMPANY
LOAN POLICY
File No.: 06-0971A
Policy No.: 06-0971A
EXHIBIT A
First Described:
All that certain lot or piece of ground situate in the Township of Smith, County of Washington and Commonwealth of Pennsylvania, bounded and described as follows:
Beginning at a point in the center of the road leading from Cross Creek to Burgettstown, which point is common to land of the American Zinc and Chemical Company, formerly of Mary B. Acheson; thence by line of lands of American Zinc and Chemical Company, formerly Thomas B. Brown, North 69° 19’ West 432.31 feet to a point; thence along line of lands of Langeloth Townsite Company North 21° 22’ East 670.71 feet to an iron pipe; thence by line of lands of American Zinc and Chemical Company, formerly J. W. Hervey, South 26° 2’ East 582.96 feet to an iron pin in the cert of the road leading from Cross Creek to Burgettstown; thence along the center of said road South 20° 42’ West 271 feet to the place of beginning.
First Described being designated as Tax Parcel No. 570-019-00-00-0017-00 in the Tax Assessment Office of Washington County, Pennsylvania.
Second Described:
All that certain lot or piece of ground situate in the Township of Smith, County of Washington and Commonwealth of Pennsylvania, bounded and described as follows:
Beginning at a point on the Burgettstown-Eldersville Road where the property of American Zinc and Chemical Company, property of grantors and the tract hereby conveyed intersect at the center of the road; thence North 31° 19’ East 27 feet; thence by a curve having a radius of 331.91 feet a distance of 82.74 feet; thence by the road North 45° 36’ East a distance of 778 feet to a point; thence by a curve line having a radius of 366.91 feet an arc distance of 130.60 feet; thence North 66° 0’ East 601 feet to a point; thence by a curve having a radius of 478.19 feet an arc distance of 308.80 feet; thence North 29° 0’ East a distance of 60 feet to the line of the Burgettstown Fairgrounds and land of the North 29° 0’ East a distance of 60 feet to the line of Burgettstown Fairgrounds; thence by Burgettstown Fairgrounds and land of the American Zinc and Chemical Company South 89° 49’ West a distance of 117 feet to a point; thence by same North 19° 31’ West a distance of 360.07 feet to a point, the place of beginning.
Excepting thereout and therefrom all that certain lot or piece of ground said to contain .200 of an acre conveyed by deed from Climax Molybdenum Company to W. W.

EXHIBIT A
(Continued)
File No.: 06-0971A
Policy No.: 06-0971A
Sutherland, W. W. Sutherland, Jr., G. D. Sutherland and L. E. Sutherland, a co-partnership doing business as W. W. Sutherland Lumber Company, dated August 22, 1956 and recorded in Deed Book Volume 971, page 570.
Excepting thereout and therefrom all that certain lot or piece of ground said to contain 6.774 of an acre acquired by Commonwealth of Pennsylvania Department of Transportation by condemnation proceedings for which an unrecorded deed of release and quit claim was executed by American Metal Climax, Inc., dated October 9, 1964.
Second Described being designated as part of Tax Parcel No. 570-023-00-00-0002-00 in the Tax Assessment Office of Washington County, Pennsylvania.
Third Described:
All that certain lot or piece of ground situate in the Township of Smith, County of Washington and Commonwealth of Pennsylvania, bounded and described as follows:
Beginning at a point in line of land now or formerly of American Zinc & Chemical Company, said point being North 89° 30’ East 639.67 feet from a stone corner, said corner being the Southeast corner of other lands of the grantee herein; thence by other lands of the grantor North 7° 40’ West 823.06 feet to a point at the Southwest corner of other lands of the grantee herein; thence by other land of the grantor North 7° 40’ West 1399.9 feet to a point in the center of the state highway leading from Burgettstown to Langeloth; thence by other land of the grantee South 52° East 250.8 feet to a point; thence by the same South 58° 45’ East 194.7 feet to a point; thence North 32° 30’ East 59.4 feet to a point; thence South 57° 30’ East 82.5 feet to a point; thence South 22° West 227.7 feet to a point; thence by other land of the grantee South 7° 15’ West 591.36 feet to a point; thence by the same South 34° 45’ West 27.1 feet to a point; thence by the same South 15° West 230.3 feet to a point; thence by the same South 24° 45’ West 104.95 feet to a point; thence by the same North 76° 45’ East 59.4 feet to a point; thence South 86° 30’ East 630.3 feet to a point; thence by land now or formerly of Samuel Scott South 29° 38’ West 450 feet to a point; thence by same South 8° East 400 feet to a point; thence by land now or formerly of American Zinc & Chemical Company South 89° 30’ West 410.33 feet to a point, the place of beginning.
Together with a free and uninterrupted right of way over and upon the roadways now existing on other land now or formerly of Monte L. Smith et ux. and Thomas J. Wiggins et ux. lying to the West of the tract hereby conveyed or replacements or

EXHIBIT A
(Continued)
File No.: 06-0971A
Policy No.: 06-0971A
substitutions thereof as set forth in deed from Monte L. Scott et al. to Climax Molybdenum Company of Pennsylvania, dated December 14, 1948 and recorded in Deed Book Volume 750, page 482.
Excepting thereout and therefrom all that certain lot or piece of ground said to contain 6,638 acres conveyed by deed from Climax Molybdenum Company to W. W. Sutherland, W. W. Sutherland, Jr., G. D. Sutherland and L. E. Sutherland, a co-partnership doing business as W. W. Sutherland Lumber Company, dated August 22, 1956 and recorded in Deed Book Volume 971, page 570.
Excepting thereout and therefrom all that certain lot or piece of ground conveyed in deed from Consolidated Rail Corporation to Bologna Coal Company, dated September 8, 1987 and recorded in Deed Book Volume 2299, page 161.
Third Described being designated as part of Tax Parcel No. 570-023-00-00-0002-00 in the Tax Assessment Office of Washington County, Pennsylvania.
Fourth Described:
All that certain lot or piece of ground situate in the Township of Smith, County of Washington and Commonwealth of Pennsylvania, bounded and described as follows:
Beginning at a point, which point is near the intersection of the concrete road leading from Langeloth to Burgettstown with a dirt road and which point is also common to tract of 3.955 acres now or formerly owned by Gus J. Barbush, tract of 4.031 acres now or formerly owned by Langeloth Townsite Company and the tract herein described; thence by six courses and distances through, across and along the said concrete road as follows: North 62° 26’ East 191.95 feet; South 80° 44’ East 31.71 feet; North 70° 00’ East 325.05 feet; North 45° 00’ East 288.75 feet; North 63° 58’ East 257,91 feet; North 36° 15’ East 214,50 feet to a corner common to property herein described and tract now or formerly of A. H. Kerr; thence along land now or formerly of A. H. Kerr and on line between the Joseph W. Hervey tract and Kerr tract by the following three lines: South 19° 45’ East 360.07 feet; North 72° 15’ East 117.0 feet; and North 89° 35’ East 183.25 feet to a point on line between the said Hervey and Kerr tracts; thence crossing the said Kerr tract of which the property herein described was heretofore a part South 3° 52’ 20” East 1473.97 feet, more or less, to a point approximately 10 feet South of the center line of the railroad track; thence along the Southerly side of said railroad tract by the following ten lines: North 28° 22’ West 100 feet; North 37° 52’ West 100 feet; North 47° 52’ West 100 feet; North 61° 52’ West 100 feet; North 71° 52’ West 100 feet; North 81° 52’ West 100 feet; South 88° 08’ West 100 feet; South 72° 08’ West 100 feet; South 62° 08’ West 130 feet; South 57°

EXHIBIT A
(Continued)
File No.: 06-0971A
Policy No.: 06-0971A
08’ West 485 feet, more or less, to the point of tangent 4S-/94.79 of the 20 foot right of way of The Pittsburgh, Cincinnati, Chicago and St. Louis Railroad Company; thence crossing said right of way North 32° 52’ West 30 feet, more or less, to a point on the Northerly side of said right of way; thence by said right of way by the following four lines: South 52° 08’ West 100 feet; South 42° 08’ West 100 feet; South 32° 08’ West 100 feet; South 29° 35’ West 43.57 feet to a point on line between the Joseph W. Hervey tract and the Mary B. Acheson tract; thence along the Acheson tract North 89° 29’ West 58 feet, more or less; thence by the same North 25° 45’ West 134 feet crossing a dirt road to a point on the Westerly side of said dirt road, said point being a corner of property of Climax Molybdenum Company; thence along the Westerly side of said dirt road and crossing the Hervey tract and along lands now or formerly of Joseph Tuyfli and Gus J. Barbush by the following eight courses and distances: North 16° 27’ 40” East 143.51 feet; North 11° 52’ 20” West 170 feet; North 02° 07’40” East 190 feet; North 01° 52’ 20” West 180 feet; North 04° 49’ 20” East 255.39 feet; North 09° 37’ 40” East 304.32 feet; North 73° 51’ 20” West 41 feet; and South 84° 07’ 40” West 90 feet to the place of beginning.
Excepting thereout and therefrom all that certain lot or piece of ground conveyed by deed from American Zinc and Chemical Company to Climax Molybdenum Company of Pennsylvania and to Climax Molybdenum Company, except that there is included in this conveyance the land described in deed by Climax Molybdenum Company of Pennsylvania to American Zinc and Chemical Company, dated February 16,1943 and recorded in Deed Book Volume 662, page 651.
Together with all rights and privileges granted and as set forth in deed from American Zinc and Chemical Company to Climax Molybdenum Company of Pennsylvania, dated October 26, 1949 and recorded in Deed Book Volume 760, page 264.
Fourth Described being designated as Tax Parcel No. 570-023-00-00-0001-00 in the Tax Assessment Office of Washington County, Pennsylvania.
Fifth Described:
All that certain lot or piece of ground situate in the Township of Smith, County of Washington and Commonwealth of Pennsylvania, bounded and described as follows:
Beginning at a point near the Northeast corner of the tract scales and also near the Southwest corner of the building known as the ‘Thaw House”; thence crossing the railroad tracks South 26° 38’ East 36.10 feet to a point on the Southern side of the tracks; thence along same and parallel to them by the following ten lines: South 63° 22’ West 82.57 feet; thence North 26° 38’ West 10.00 feet; thence South 63° 22’ West

EXHIBIT A
(Continued)
File No.: 06-0971A
Policy No,: 06-0971A
75.00 feet; thence along the arc of a curve to the right with a radius of 381.97 feet for a distance of 188.10 feet; thence along the arc of a curve to the right with a radius of 537.15 feet for a distance of 201.09 feet; thence dong the arc of a curve to the right with a radius of 404.44 feet for a distance of 171.18 feet; thence along the arc of a curve to the right with a radius of 565.00 feet for a distance of 276.43 feet; thence North 14° 41’ West 255.00 feet; thence along the arc of a curve to the right with a radius of 613.88 feet for a distance of 267.50 feet; thence North 18° 08’ East 118.47 feet to a point in line of other property of the Climax Molybdenum Company; thence along same by the following six lines: North 33° 27’ 30” East 43.57 feet; thence North 36° 00’ East 100.00 feet; thence North 46° 00’ East 100.00 feet; thence North 56° 00’ East 100.00 feet; thence South 29° 00’ East 30.00 feet more or less; thence North 61° 00’ East 200 feet; thence leaving the lines of the Climax Molybdenum Company South 0° 51’ East 592.60 feet crossing the line between the original Joseph W. Hervey and Mary B. Acheson tracts at a distance of 232.00 feet more or less; thence by a line parallel to the West end of the aforementioned “Thaw House” South 33° 11’ East 710.00 feet (this line being 4,00 feet West of the “Thaw House”) to the place of beginning.
Together with all rights and privileges granted and as set forth in deed from Langeloth Steel Company to Climax Molybdenum Company of Pennsylvania, dated October 9, 1953 and recorded in Deed Book Volume 878, page 167.
Fifth Described being designated as a part of Tax Parcel No, 570-023-00-00-0005-01 in the Assessment Office of Washington County, Pennsylvania.
Sixth Described:
All that certain lot or piece of ground situate in the Township of Smith, County of Washington and Commonwealth of Pennsylvania, bounded and described as follows:
Beginning at a point in line of land now or formerly of American Zinc & Chemical Company, said point being North 89° 30’ East 639.67 feet from a stone, corner of land of Climax Molybdenum Company of Pennsylvania; thence by other land of the grantee North 7° 40’ West 2222.96 feet to a point in the center of the highway leading from Burgettstown to Langeloth; thence North 14° West 169.95 feet to a point in the line of the Borough of Burgettstown; thence by said line South 88° 30’ West 355 feet to a stone; thence South 1° 17’ East 2364.9 feet to a stone; thence by land now or formerly of American Zinc & Chemical Company North 89° 30’ East 639.67 feet to a point, the place of beginning.
Together with a right of way over and upon all roadways on two tracts lying East of the

EXHIBIT A
(Continued)
File No.: 06-0971A
Policy No.: 06-0971A
above described tracts as the same were set forth in deed from Monte L. Scott et al. to Union Coal Company, dated December 24, 1948 and recorded in Deed Book Volume 751, page 241.
Excepting thereout and therefrom all that certain lot or piece of ground said to contain 9.828 acres conveyed by deed from Climax Molybdenum Company to W. W. Sutherland, W. W. Sutherland, Jr., G. D. Sutherland and L. E. Sutherland, a co-partnership doing business as W. W. Sutherland Lumber Company, dated August 22, 1956 and recorded in Deed Book Volume 971, page 570.
Sixth Described being designated as part of Tax Parcel No. 570-023-00-00-0002-00 in the Tax Assessment Office of Washington County, Pennsylvania.
Seventh Described:
All that certain lot or piece of ground situate in the Township of Smith, County of Washington and Commonwealth of Pennsylvania, bounded and described as follows:
Beginning at a concrete monument, being the most Southern corner of land of Climax Molybdenum Company as conveyed by Langeloth Steel Company by deed recorded in the Office of the Recorder of Deeds of Washington County, Pennsylvania, in Deed Book Volume 870, page 167; thence from said place of beginning North 26° 38’ West a distance of 36.12 feet to a point; thence North 33° 11’ West a distance of 710.00 feet to a concrete monument; thence the following courses and distances: North 0° 51’ West 592.00 feet; North 61° 00’ East 285.00 feet; North 66° 00’ East 130.00 feet; North 76° 00’ East 100.00 feet; South 88’ 00’ East 100.00 feet; South 78° 00’ East 100.00 feet; South 68° 00’ East 100.00 feet; South 58° 00’ East 100.00 feet; South 44° 00’ East 100.00 feet; South 34° 00’ East 100.00 feet; South 24° 30’ East 100.00 feet to a concrete monument; thence through other lands of Langeloth Steel Company South 28° 56’ 10” West a distance of 1226.89 feet to a concrete monument, the place of beginning.
Together with all rights and privileges set forth in deed from Langeloth Steel Company to AMAX, Inc., dated March 2, 1976 and recorded in Deed Book Volume 1651, page 129.
Seventh Described being designated as a part of Tax Parcel No. 570-023-00-00-0005-01 in the Assessment Office of Washington County, Pennsylvania,
Eighth Described:

EXHIBIT A
(Continued)
File No.: 06-0971A
Policy No.: 06-0971A
All that certain lot or piece of ground situate in the Township of Smith, County of Washington and Commonwealth of Pennsylvania, bounded and described as follows:
Beginning at a point in the center of the concrete road leading from Langeloth to Burgettstown, which pint is also the corner of land of Laageloth Townsite Company and the land herein described; thence North 62° 25’ 40” East 490 feet to a point in the center of said road; thence North 84° 07’ 40” East 90 feet to a point on dirt road; thence South 73° 51’ 20” East 41 feet to a point on the side of a dirt road; thence by other land of American Zinc and Chemical Company South 9° 37’ 40” West 304.32 feet to a point; thence by other land of American Zinc and Chemical Company South 54° 42 ½’ West 434.82 feet to a point on land now or formerly of Langeloth Townsite Company; thence by land of Langeloth Townsite Company North 25° 45’ West 362.84 feet to the place of beginning.,
Eighth Described being designated as a part of Tax Parcel No. 570-019-00-00-0015-00 in the Assessment Office of Washington County, Pennsylvania.
Ninth Described:
All that certain lot or piece of ground situate in the Township of Smith, County of Washington and Commonwealth of Pennsylvania, bounded and described as follows:
Beginning at a monument which said monument is located North 86° 33’ West 897.89 feet from a corner common to land of Climax Molybdenum Company, land of Bon-De Incorporated, of Slovan and land designated as part of Tract No. 1, Item 3 of Bologna Coal Company in Deed Book Volume 1896, page 94, recorded in the Office of the Recorder of Deeds of Washington County, Pennsylvania; thence from said point of beginning South 86° 33’ East 170.31 feet to a monument; thence due South 740.00 feet to a monument; thence due West 170.00 feet to a monument; thence due North 750.25 feet to a monument, the place of beginning.
Ninth Described being designated as Tax Parcel No. 570-023-00-00-0005-02 in the Assessment Office of Washington County, Pennsylvania.

Schedule A
Owned Premises
1. Patented Lode Mining Claims (Further described on Exhibit C)
a. CM Patented Claims
11 Patented Lode Mining Claims located in Township 11 and 12 North, Range 16 East, Boise Meridian, designated by Survey No. 3617, U.S. Patent No. 11-76-0076, recorded August 30, 1976 as instrument No. 142801, records of Custer County, Idaho, and known as CM #2 — #5, CM #11 — #14, CM #19 — #21.
b. Debit Patented Claims
2 Patented Mining Claims located in Township 11 North, Range 16 East, Section 3 and in Township 12 North, Range 16 East, Sections 34 and 35, Boise Meridian, designated by Survey No. 3650, U.S. Patent 11-86-0056, recorded May 6, 1986 as instrument No. 176719, records of Custer County, Idaho, and known as Debit and Debit No. 3.
2. Patented Mill Sites (Further described on Exhibit C)
a. MS Patented Millsites
53 Patented Millsites located in Sections 1, 2 and 12 of Township 11 North, Range 16 East, Boise Meridian. U.S. Patent No. 11-85-0023, recorded February 14, 1985, as instrument No. 173321, records of Custer County, Idaho, and known as MS-1-100 — 104, 112 — 117, 122 — 126, and MS-2-35 — 38, 60 — 62, 68, 92 — 93, 97 -101, 127, 128, and MS-12-3 — 15, 26 -30, 36, 37, containing 265 acres, m/1.
b. MS Patented Millsites
426 Patented Millsites located in Township 11 North, Range 16 East, Township 11 North, Range 17 East, Township 12 North, Range 16 East, and Township 12 North, Range 17 East, Boise Meridian. Patent No. 11-2000-002, recorded October 11, 2000, as instrument No. 221783, records of Custer County, Idaho, and dated September 6, 2000, containing 2,130 acres, m/1.
3. Unpatented Mining Claims (Further described on Exhibit D)
4. Fee Lands from United States Department of Agriculture — Forest Service (Further described on Exhibit C)
Deed dated November 15, 2005, the United States, acting through the USDA-FS, 35.90 acres, m/1 to Thompson Creek Mining Company located in Township 12 North, Range 16 East, Boise Meridian, Section 34: Lots 3, 4, 5, and 7 also described as SW/4NE/4SE/4, NE/4SW/4SE/4. This parcel was formerly covered by, and is sometimes described as, the Millsites in Bayhorse Mining District, Custer County, Idaho, listed as Parcel 3 on Exhibit C.

Schedule B
Idaho Leased Premises
Cinnabar Leasehold Interest in Lode Claims
5 unpatented lode mining claims located in Section 19 of Township 12 North, Range 17 East, Boise Meridian, which are held under the terms of the Cinnabar Mining Lease dated June 29, 1996, for a primary term of ten years. The Cinnabar Lease is being extended for an additional ten year term and covers the following claims described as follows;

Claim Name	Recording No.	Amended	BLM Serial No.
CINNABAR #1	126713	150814	IMC 17941
THELMA	126716	150815	IMC 17942
MATILDA	126717	150812	IMC 17943
AILEEN	126714	150813	IMC 17944
TINA	126715	150811	IMC 17945

Schedule C
Idaho Patented Claims
PARCEL 1:
LODE MINING CLAIMS, SURVEY NO. 3617, BAYHORSE MINING DISTRICT CUSTER COUNTY, IDAHO

CM#2	CM#3
CM#4	CM#5
CM#11	CM#12
CM#13	CM#14
CM#19	CM#20
CM#21
EMBRACING A PORTION OF SECTIONS 34 AND 35, TOWNSHIP 12 NORTH, RANGE 16 EAST, BOISE MERIDIAN’, CUSTER COUNTY, IDAHO.
AND
A FRACTION OF SECTION 2 AND 3, TOWNSHIP 11 NORTH, RANGE 16 EAST, BOISE MERIDIAN, CUSTER COUNTY, IDAHO.
RECORDED AUGUST 30, 1976 AS INSTRUMENT NO. 142801, RECORDS OF CUSTER COUNTY, IDAHO. PATENT NUMBER 11-76-0076
PARCEL 2;
LODE MINING CLAIMS, SURVEY NO. 3650, BAYHORSE MINING DISTRICT, CUSTER COUNTY, IDAHO
DEBIT           DEBIT NO. 3
EMBRACING A PORTION OF SECTIONS 34 AND 35, TOWNSHIP 12 NORTH, RANGE 16 EAST, BOISE MERIDIAN, CUSTER COUNTY, IDAHO.
AND
A PORTION OF SECTION 3, TOWNSHIP 11 NORTH, RANGE 16 EAST, BOISE MERIDIAN, CUSTER COUNTY, LOCATED IN THE BAYHORSE MINING DISTRICT, CUSTER COUNTY, IDAHO.

1

PARCEL 2: — Continued
MILL SITES, R.S. 2337, as amended 30 U.S.C. 42a; BAYHORSE MINING DISTRICT CUSTER COUNTY IDAHO

MS-1-100	MS-1-101	MS-1-102
MS-1-103	MS-1-104	MS-1-112
MS-1-113	MS-1-114	MS-1-115
MS-1-116	MS-1-117	MS-1-122
MS-1-123	MS-1-124	MS-1-125
MS-1-126	MS-2-35	MS-2-36
MS-2-37	MS-2-38	MS-2-60
MS-2-61	MS-2-62	MS-2-68
MS-2-92	MS-2-93	MS-2-97
MS-2-98	MS-2-99	MS-2-100
MS-2-101	MS-2-127	MS-2-128
MS-12-3	MS-12-4	MS-12-5
MS-12-6	MS-12-7	MS-12-8
MS-12-9	MS-12-10	MS-12-11
MS-12-12	MS-12-13	MS-12-14
MS-12-15	MS-12-26	MS-12-27
MS-12-28	MS-12-29	MS-12-30
MS-12-36	MS-12-37
FURTHER DESCRIBED AS FOLLOWS:
TOWNSHIP 11 NORTH, RANGE 16 EAST, BOISE MERIDIAN, CUSTER COUNTY, IDAHO.
SECTION 1: W½NW¼SW¼SW¼, S½SW¼SW¼, W½SW¼SE¼SW¼, N½ SW¼SE¼, E½SW¼SW¼SE¼, SE¼SW¼SE¼, W½NW¼SE¼SE¼, SW¼SE¼SE¼.
SECTION 2: NE¼SW¼NE¼, E½SE¼SW¼NE¼, W½SE¼NE¼, W½W½NE¼SE¼, E½SE¼NW¼SE¼, E½NE¼SW¼SE¼, N½SE¼SE¼, SE¼SE¼SE¼.
SECTION 12: W½NE¼NE¼, N½NW¼NE¼, E½SW¼NW¼NE¼, SE¼NW¼NE¼, E½NE¼SW¼NE¼, W½NW¼SE¼NE¼, N½NE¼NW¼, NE¼NW¼ NW¼, E½NW¼NW¼NW¼.
RECORDED February 14, 1985, AS INSTRUMENT NO. 173321, RECORDS OF CUSTER COUNTY, IDAHO. PATENT NUMBER 11-76-0076

2

PARCEL 2: — Continued
MILL SITES SITUATED IN THE BAYHORSE MINING DISTRICT, CUSTER COUNTY, IDAHO:

MS-1-L15	MS-1-L16	MS-1-L17
MS-1-L18	MS-1-L19	MS-1-L20
MS-1-27	MS-1-28	MS-1-29
MS-1-33	MS-1-38	MS-1-39
MS-1-59	MS-1-60	MS-1-61
MS-1-62	MS-1-63	MS-1-64
MS-1-67	MS-1-68	MS-1-69
MS-1-90	MS-1-91	MS-1-92
MS-1-93	MS-2-L5	MS-2-L6
MS-2-L7	MS-2-L8	MS-2-L9
MS-2-L10	MS-2-L18	MS-2-L19
MS-2-L20	MS-2-L21	MS-2-L22
MS-2-L23	MS-2-L24	MS-2-L25
MS-2-L26	MS-2-L27	MS-2-L28
MS-2-L29	MS-2-L30	MS-2-L31
MS-2-25	MS-2-57	MS-2-58
MS-2-59	MS-2-69	MS-2-70
MS-2-71	MS-2-72	MS-2-73
MS-2-74	MS-2-85	MS-2-86
MS-2-87	MS-2-88	MS-2-89
MS-2-90	MS-2-91	MS-2-102
MS-2-103	MS-2-104	MS-2-105
MS-2-106	MS-2-107	MS-2-108
MS-2-109	MS-2-110	MS-2-111
MS-2-112	MS-2-113	MS-2-114
MS-2-115	MS-2-116	MS-2-117
MS-2-118	MS-2-119	MS-2-120
MS-2-121	MS-2-122	MS-2-123
MS-2-124	MS-2-125	MS-2-126
MS-3-L8	MS-3-L9	MS-3-L10
MS-3-L11	MS-3-L12	MS-3-L13
MS-3-L14	MS-3-L15	MS-3-L16
MS-3-L17	MS-3-L18	MS-3-L19
MS-3-L20	MS-3-L21	MS-3-L22
MS-3-L23	MS-3-20	MS-3-21
MS-3-22	MS-3-23	MS-3-24
MS-3-36	MS-3-37	MS-3-38
MS-3-39	MS-3-40	MS-3-41

3

PARCEL 2: — Continued

MS-3-42	MS-3-43	MS-3-44
MS-3-45	MS-3-46	MS-3-49
MS-3-50	MS-3-51	MS-3-52
MS-3-53	MS-3-54	MS-3-55
MS-3-56	MS-3-57	MS-3-58
MS-3-59	MS-3-60	MS-3-61
MS-3-67	MS-3-68	MS-3-69
MS-3-70	MS-3-71	MS-3-72
MS-3-73	MS-3-74	MS-3-75
MS-3-76	MS-3-94	MS-3-95
MS-3-96	MS-3-97	MS-3-128
MS-4-65	MS-4-66	MS-4-94
MS-4-95	MS-6-L16	MS-6-L17
MS-6-L18	MS-6-L19	MS-6-L20
MS-6-L21	MS-6-L22	MS-6-L23
MS-6-L25	MS-6-18	MS-6-19
MS-6-20	MS-6-21	MS-6-22
MS-6-23	MS-6-24	MS-6-25
MS-6-26	MS-6-27	MS-6-43
MS-6-44	MS-6-45	MS-6-46
MS-6-47	MS-6-51	MS-6-52
MS-6-53	MS-6-54	MS-11-1
MS-11-2	MS-11-3	MS-11-4
MS-11-5	MS-11-6	MS-11-7
MS-11-8	MS-11-9	MS-11-10
MS-11-24	MS-11-25	MS-11-26
MS-11-27	MS-11-28	MS-11-29
MS-11-30	MS-11-31	MS-11-32
MS-11-35	MS-11-36	MS-11-37
MS-11-38	MS-11-39	MS-11-87
MS-25-87	MS-25-88	MS-25-103
MS-25-104	MS-25-105	MS-25-106
MS-25-121	MS-25-122	MS-25-123
MS-25-124	MS-31-L3	MS-31-L4
MS-31-L5	MS-31-L6	MS-31-L7
MS-31-L8	MS-31-47	MS-31-50
MS-31-51	MS-31-52	MS-31-76
MS-31-77	MS-31-78	MS-31-79
MS-31-82	MS-31-83	MS-31-84
MS-31-85	MS-31-86	MS-31-106

4

PARCEL 2: — Continued

MS-31-107	MS-31-108	MS-31-109
MS-31-110	MS-31-111	MS-31-114
MS-31-115	MS-31-116	MS-31-117
MS-31-118	MS-31-119	MS-31-120
MS-34-L2	MS-34-L6	MS-34-L8
MS-34-28	MS-34-29	MS-34-30
MS-34-31	MS-34-32	MS-34-33
MS-34-34	MS-34-35	MS-34-36
MS-34-37	MS-34-38	MS-34-39
MS-34-40	MS-34-41	MS-34-42
MS-34-43	MS-34-51	MS-34-52
MS-34-53	MS-34-54	MS-34-55
MS-34-56	MS-34-57	MS-34-58
MS-34-59	MS-34-60	MS-34-61
MS-34-62	MS-34-63	MS-34-64
MS-34-65	MS-34-66	MS-34-67
MS-34-68	MS-34-69	MS-34-70
MS-34-71	MS-34-72	MS-34-73
MS-34-74	MS-34-75	MS-34-76
MS-34-77	MS-34-78	MS-34-79
MS-34-82	MS-34-83	MS-34-84
MS-34-85	MS-34-86	MS-34-87
MS-34-88	MS-34-89	MS-34-90
MS-34-91	MS-34-92	MS-34-103
MS-34-104	MS-34-105	MS-34-106
MS-34-107	MS-34-108	MS-34-109
MS-34-110	MS-34-111	MS-34-116
MS-34-117	MS-34-118	MS-34-119
MS-34-120	MS-34-121	MS-34-122
MS-35-L3	MS-35-L4	MS-35-14
MS-35-15	MS-35-16	MS-35-17
MS-35-18	MS-35-19	MS-35-20
MS-35-45	MS-35-46	MS-35-47
MS-35-48	MS-35-49	MS-35-50
MS-35-79	MS-35-80	MS-35-81
MS-35-82	MS-35-83	MS-35-84
MS-35-85	MS-35-86	MS-35-87
MS-35-88	MS-35-104	MS-35-105
MS-35-106	MS-35-107	MS-35-108
MS-35-109	MS-35-110	MS-35-111

5

PARCEL 2: — Continued

MS-35-114	MS-35-115	MS-35-116
MS-35-117	MS-35-118	MS-35-119
MS-35-120	MS-36-3	MS-36-4
MS-36-5	MS-36-6	MS-36-7
MS-36-8	MS-36-26	MS-36-27
MS-36-28	MS-36-29	MS-36-30
MS-36-31	MS-36-32	MS-36-33
MS-36-34	MS-36-35	MS-36-36
MS-36-37	MS-36-38	MS-36-39
MS-36-58	MS-36-59	MS-36-60
MS-36-61	MS-36-62	MS-36-63
MS-36-64	MS-36-65	MS-36-66
MS-36-67	MS-36-68	MS-36-69
MS-36-70	MS-36-71	MS-36-86
MS-36-87	MS-36-88	MS-36-89
MS-36-90	MS-36-91	MS-36-92
MS-36-93	MS-36-94	MS-36-95
MS-36-96	MS-36-97	MS-36-98
MS-36-99	MS-36-100	MS-36-101
MS-36-102	MS-36-103	MS-36-104
MS-36-105	MS-36-106	MS-36-119
MS-36-120	MS-36-121	MS-36-122
MS-36-123	MS-36-124	MS-36-125
MS-36-126	MS-36-127	MS-36-128
THOSE PORTIONS OF THE ABOVE DESCRIBED MILLSITES FURTHER DESCRIBED AS FOLLOWS:
TOWNSHIP 11 NORTH, RANGE 16 EAST, BOISE MERIDIAN, CUSTER COUNTY, IDAHO
SECTION 1: Lots 15 to 20, inclusive, NW¼SW¼NE¼NE¼, SE¼NW¼NE¼, W½NE¼SW¼NE¼, E½NW¼SW¼NE¼, SE¼SW¼NE¼, SE¼NE¼SE¼NE¼, SW¼SE¼NE¼, NE¼SE¼SE¼NE¼, S½SE¼SE¼NE¼, NW¼NE¼SE¼, W½SW¼NE¼SE¼, E½NE¼NW¼SE¼, E½SW¼NW¼SE¼, SE¼NW¼SE¼.
SECTION 2: Lots 5 to 10, inclusive and Lots 18 to 31, inclusive, W½SW¼NW¼NE¼, SW¼SW¼NE¼, W½SE¼SW¼NE¼, NE¼NE¼SW¼, S½NE¼SW¼, S½SW¼, N½NW¼SE¼, SW¼NW¼SE¼, W½SE¼NW¼SE¼, W½NE¼SW¼SE¼, W½SW¼SE¼, SE¼SW¼SE¼, SW¼SE¼SE¼.

6

PARCEL 2: — Continued
SECTION 3: Lots 8 to 23, inclusive, SW¼NE¼, W½W½SE¼NE¼, S½NE¼NW¼, E½E½SE¼NW¼NW¼, E½NE¼SW¼NW¼, E½W½NE¼SW¼NW¼, E½SW¼SW¼NW¼, SW¼SW¼SW¼NW¼, SE¼SW¼NW¼, SE¼NW¼, NE¼NE¼SW¼, N½NW¼NE¼SW¼, NW¼NE¼SE¼, E½SW¼NE¼SE¼, SE¼NE¼SE¼, N½NW¼SE¼, E½E½E½ SE¼SE¼
SECTION 4: NE¼NE¼NE¼SE¼, W½NE¼NE¼SE¼, E½SW¼NE¼SE¼, NW¼SE¼NE¼SE¼
SECTION 11: N½NE¼NE¼, SW¼NE¼NE¼N½SE¼NE¼NE¼, NW¼NE¼, NE¼SW¼NE¼, E½NW¼SW¼NE¼, N½NW¼SE¼NE¼, NE¼NE¼NW¼, E½SE¼NE¼NW¼, W½SE¼NE¼SW¼
TOWNSHIP 11 NORTH, RANGE 17 EAST, BOISE MERIDIAN, CUSTER COUNTY, IDAHO
SECTION 6: Lots 16 to 23 inclusive and lot 25, SW¼NW¼NE¼, W½SE¼NW¼NE¼, S½NE¼NW¼, E½SW¼NW¼NW¼, SE¼NW¼NW¼, NE¼SW¼NW¼, E½NW¼SW¼NW¼, SE¼SW¼NW¼, W½SE¼NW¼
TOWNSHIP 12 NORTH, RANGE 16 EAST, BOISE MERIDIAN, CUSTER COUNTY, IDAHO
SECTION 25: SE¼NE¼SW¼, NE¼SE¼SW¼, W½NW¼SW¼SE¼, SE¼NW¼SW¼SE¼, S½SW¼SE¼
SECTION 34: Lots 2, 6 & 8, SW¼SW¼NE¼NE¼, E½SW¼NE¼NE¼, SE¼NE¼NE¼, SE¼SE¼NW¼NE¼, S½NE¼, E½W½SE¼SW¼NW¼, E½SE¼SW¼NW¼, SW¼NE¼SE¼NW¼, SE¼NW¼SE¼NW¼, S½SE¼NW¼, E½NE½SE¼NW¼, NE¼SW¼, E½NW¼SW¼, SE¼NW¼NW¼SW¼, E½SW¼NW¼SW¼, NE¼SW¼SW¼, NE¼NW¼SW¼SW¼, E½SE¼SW¼SW¼, SE¼SW¼, N½NE¼SE¼, NW¼SE¼, W½SW¼SE¼.
SECTION 35: Lots 3 and 4, SW¼NE¼NW¼NW¼, S½NW¼NW¼NW¼, S½NW¼NW¼, NE¼NE¼SW¼NW¼, W½NE¼SW¼NW¼, W½SW¼NW½, S½NE¼SW¼, NW¼NW¼SW¼, S½NW¼SW¼, E½SW¼SW¼, E½W½SW¼SW¼, SE½SW¼, NW¼NW¼SW¼SE¼

7

PARCEL 2: — Continued
SECTION 36: NW¼NE¼NE¼, S½ NE¼NE¼, E½NW¼NE¼, NW¼NW¼NE¼, E½SW¼NE¼, E½SW¼NW¼NE¼, E½W½SW¼NE¼, SE¼NE¼, E½SW¼NE¼SW¼, SE¼NE¼SW¼, E½SE¼SW¼, NE¼SE¼, NE¼NW¼SE¼, E½NW¼NW¼SE¼, S½NW¼SE¼, S½SE¼.
TOWNSHIP 12 NORTH RANGE 17 EAST, BOISE MERIDIAN, CUSTER COUNTY, IDAHO
SECTION 31: Lots 3 to 8, inclusive, SE¼NW¼SW¼NW¼, E½SW¼SW¼NW¼, SE¼SW¼NW¼, E½SW¼NE¼SW¼, W½W½NE¼SW¼, E½W½W½SW¼, E½W½SW¼, W½SE¼SW¼, W½NE¼SE¼SW¼, SE¼SE¼SW¼
RECORDED OCTOBER 11, 2000, AS INSTRUMENT NO. 221783, RECORDS OF CUSTER COUNTY, IDAHO. PATENT NUMBER
11-2000-0024
PARCEL 3:
MILL SITES, BAYHORSE MINING DISTRICT, CUSTER COUNTY, IDAHO

MS-34-L3	MS-34-L4	MS-34-L5
MS-34-L7	MS-34-93	MS-34-94
MS-34-101	MS-34-102
FURTHER DESCRIBED AS FOLLOWS:
TOWNSHIP 12 NORTH, RANGE 16 EAST, BOISE MERIDIAN, CUSTER COUNTY, IDAHO
SECTION 34: LOTS 3, 4, 5, AND 7, SW¼NE¼SE¼, NE¼SW¼SE¼.
RECORDED FEBRUARY 9, 2006, AS INSTRUMENT NO. 233333, RECORDS OF CUSTER COUNTY, IDAHO.

8

Schedule D
Idaho Unpatented Claims
Unpatented Lode Mining Claims and Millsites Located in the Bayhorse Mining District, County of Custer, State of Idaho:

	ORIGINAL	AMENDED
	RECORDATION	RECORDATION	BLM
CLAIM NAME	RECEPTION NO.	RECEPTION NO.	SERIAL NO.
MS-26-113	184844		IMC 121780
MS-26-114	184845		IMC 121781
MS-26-115	184846		IMC 121782
MS-34-1	184840		IMC 121783
MS-34-2	184841		IMC 121784
MS-34-3	184842		IMC 121785
MS-34-4	184843		IMC 121786
MS-34-28, N/2	184860		IMC 121787
MS-34-29, N/2	184821		IMC 121788
MS-34-45	184937		IMC 122021
MS-34-44	184847		IMC 121803
MS-34-43, N/2	184848		IMC 121802
MS-34-42, N/2	184849		IMC 121801
MS-34-51, W/2	185000		IMC 122022
MS-34-79, N/2	184998		IMC 122050
MS-34-111, S/2	184994		IMC 122062
MS-34-114	184992		IMC 122063
MS-34-115	184993		IMC 122064
MS-35-16, N/2	184829		IMC 121808
MS-35-15, N/2	184830		IMC 121807
MS-35-14, N/2	184831		IMC 121806
MS-35-13	184832		IMC 121805
MS-35-2l	184835		IMC 121813
MS-35-45, S/2	185009		IMC 123426
MS-35-44	184839		IMC 121814
MS-35-51	184989		IMC 122068
MS-35-78	185013		IMC 122069
MS-35-89	184939		IMC 122076
MS-35-104, S/2	184855		IMC 121821
MS-35-121	184934		IMC 121825
MS-25-103, N/2	184559		IMC 121630
MS-25-102	184558		IMC 121629
MS-31-47, N/2	178382		IMC 160693
MS-6-Ll5	180317		IMC 114402
MS-6-L24	185019		IMC 122019

	ORIGINAL	AMENDED
	RECORDATION	RECORDATION	BLM
CLAIM NAME	RECEPTION NO.	RECEPTION NO.	SERIAL NO.
MS-l-L14	184555		IMC 121640
MS-1-29, S/2	184932		IMC 121994
MS-1-30	184931		IMC 121995
MS-l-31	184930		IMC 121996
MS-1-32	184929		IMC 121997
MS-l-33, N/2	184807		IMC 121750
MS-1-37	184804		IMC 121754
MS-1-36	184805		IMC 121753
MS-1-35	184806		IMC 121752
MS-1-34	184808		IMC 121751
MS-1-63, N/2	184801		IMC 121761
MS-3-L6	185004		IMC 122007
MS-3-L7	185005		IMC 122008
MS-3-18	185002		IMC 122009
MS-3-19	185003		IMC 122010
MS-3-20, W/2	178209		IMC 111920
MS-3-49, N/2	184706		IMC 122011
MS-3-46, W/2	185001		IMC 121676
MS-3-80	184711		IMC 121681
MS-3-78	184710		IMC 121680
MS-3-77	184709		IMC 121679
MS-3-76, S/2	184708		IMC 121678
MS-3-75, S/2	184707		IMC 121677
MS-3-85	184871		IMC 121765
MS-3-86	184870		IMC 121766
MS-3-87	184869		IMC 121767
MS-3-88	184868		IMC 121768
MS-3-89	184867		IMC 121769
MS-3-97, W/2	177261		IMC 110525
MS-3-128, W/2	177262		IMC 110526
MS-4-95, S/2	184702		IMC 121685
MS-4-65, S/2	184705		IMC 121682
MS-11-11	184651		IMC 121696
MS-11-12	184652		IMC 121697
MS-11-21	184653		IMC 121698
MS- 11-22	184654		IMC 121699
MS- 11-23	184655		IMC 121700
MS-11-31, S/2	184663		IMC 121708
MS-l1-32, S/2	184664		IMC 121709
MS-11-33	184665		IMC 121710

	ORIGINAL	AMENDED
	RECORDATION	RECORDATION	BLM
CLAIM NAME	RECEPTION NO.	RECEPTION NO.	SERIAL NO.
MS- 11-34	184666		IMC 121711
MS-11-35, S/2	184667		IMC 121712
MS-11-36, S/2	184668		IMC 121713
MS-11-40	184672		IMC 121717
MS-11-41	184673		IMC 121718
MS-11-42	184674		IMC 121719
MS-11-43	184675		IMC 121720
MS-11-44	184676		IMC 121721
MS-11-54	184677		IMC 121722
MS-11-55	184678		IMC 121723
MS-11-56	184679		IMC 121724
MS-11-57	184680		IMC 121725
MS-11-58	184681		IMC 121726
MS-11-59	184682		IMC 121727
MS-11-60	184683		IMC 121728
MS-11-61	184684		IMC 121729
MS-11-62	184685		IMC 121730
MS-11-63	184686		IMC 121731
MS-11-64	184687		IMC 121732
MS-11-65	184692		IMC 121733
MS-11-66	184693		IMC 121734
MS-11-67	184694		IMC 121735
MS-11-68	184695		IMC 121736
MS-11-69	184696		IMC 121737
MS-11-70	184697		IMC 121738
MS-11-71	184698		IMC 121739
MS-11-72	184699		IMC 121740
MS-11-73	184700		IMC 121741
MS-11-74	184701		IMC 121742
MS-11-86	184688		IMC 121743
MS-11-107	184691		IMC 121746
MS-11-106	184690		IMC 121745
MS-12-49	184640		IMC 121748
MS-12-16	184639		IMC 121747
NE 6	131263		IMC 1500
TS-41	144191		IMC 1000
TS-42	144192		IMC 1001
TS-43	144193		IMC 1002
TS-44	144194		IMC 1003
TS-45	144195		IMC 1004

	ORIGINAL	AMENDED
	RECORDATION	RECORDATION	BLM
CLAIM NAME	RECEPTION NO.	RECEPTION NO.	SERIAL NO.
TS-46	144196		IMC 1005
TS-47	144197		IMC 1006
TS-48	144198		IMC 1007
TS-49	144199		IMC 1008
TS-50	144200		IMC 1009
TS-51	144201		IMC 1010
TS-52	144108		IMC 1011
TS-53	144109		IMC 1012
TS-54	144110		IMC 1013
TS-55	144111		IMC 1014
TS-56	144112		IMC 1015
TS-57	144113		IMC 1016
TS-58	144114		IMC 1017
TS-59	144115		IMC 1018
TS-60	144116		IMC 1019
TS-61	144117		IMC 1020
TS-62	144118	169195	IMC 1021
TS-63	144065		IMC 1022
TS-64	144066		IMC 1023
TS-65	144067		IMC 1024
TS-66	144068		IMC 1025
TS-67	144069		IMC 1026
TS-68	144070		IMC 1027
TS-69	144071		IMC 1028
TS-70	144072		IMC 1029
TS-71	144073		IMC 1030
TS-72	144074		IMC 103l
TS-73	144075		IMC 1032
TS-74	144076		IMC 1033
TS-75	144077		IMC 1034
TS-76	144078		IMC 1035
TS-77	144079		IMC 1036
TS-78	144080		IMC 1037
N.W.-24 FRACTION	144378		IMC 1038
N.W.-40 FRACTION	144377		IMC 1039
N.W.-41 FRACTION	144376		IMC 1040
NN 1	131229		IMC 1318
NN 2	131230		IMC 1319
NN 3	131231		IMC 1320
NN 4	131232		IMC 1321

	ORIGINAL	AMENDED
	RECORDATION	RECORDATION	BLM
CLAIM NAME	RECEPTION NO.	RECEPTION NO.	SERIAL NO.
NN 5	131233		IMC 1322
NN 6	131234		IMC 1323
NN 7	131235		IMC 1324
NN 8	131236		IMC 1325
NN 9	131237		IMC 1326
NN 10	131238		IMC 1327
NN 11	131239		IMC 1328
NN 12	131240		IMC 1329
NN 13	131241		IMC 1330
NN 14	131242		IMC 1331
NN 15	131243		IMC 1332
NN 16	131244		IMC 1333
NN 17	131245		IMC 1334
NN 20	131246		IMC 1335
NN 21	131247		IMC 1336
NN 22	131248		IMC 1337
NN 23	131249		IMC 1338
NN 24	131250		IMC 1339
NN 25	131251		IMC 1340
NN 26	131252		IMC 1341
NN 27	131253		IMC 1342
NN 28	131254		IMC 1343
NN 29	131255		IMC 1344
NN 30	131256		IMC 1345
NN 31	131257		IMC 1346
CH-NO. 1	130187	131485	IMC 1347
CH-NO. 2	130188	131486	IMC 1348
CH-NO. 3	130189	131487	IMC 1349
CH-NO. 4	130190	131488	IMC 1350
CH-NO. 5	130191	131489	IMC 1351
CH-NO. 6	130192	131490	IMC 1352
CH-NO. 7	130193	131491	IMC 1353
CH-NO. 8	130194	131492	IMC 1354
CH-NO. 9	130195	131493	IMC 1355
CH-NO. 10	130196		IMC 1356
CH-NO. 11	130197		IMC 1357
CH-NO. 12	130198		IMC 1358
CH-NO. 13	130199		IMC 1359
CH-NO. 14	130200		IMC 1360
CH-NO. 15	130201		IMC 136l

	ORIGINAL	AMENDED
	RECORDATION	RECORDATION	BLM
CLAIM NAME	RECEPTION NO.	RECEPTION NO.	SERIAL NO.
CH-NO. 16	130202		IMC 1362
CH-NO. 17	130203		IMC 1363
CH-NO. 18	130204		IMC 1364
CH-NO. 19	130990	169206	IMC 1365
CH-NO. 20	130991	169207	IMC 1366
CH-NO. 21	130992	169208	IMC 1367
CH-NO. 22	130993	169209	IMC 1368
CH-NO. 23	130994	169210	IMC 1369
CH-NO. 24	131494	169211	IMC 1370
CH-NO. 25	136303		IMC 1371
CH-NO. 26	136304		IMC 1372
CH-NO. 27	136305	169212	IMC 1373
CH-NO. 28	136306	169213	IMC 1374
CH-NO. 29	136307		IMC 1375
CH-NO. 30	136308		IMC 1376
CH-NO. 31	136309		IMC 1377
CH-NO. 32	136310		IMC 1378
PH-NO. 1	129626	169160	IMC 1379
PH-NO. 2	129627	169161	IMC 1380
PH NO. 3	129628		IMC 1381
PH-NO. 4	129629	134826	IMC 1382
PH-NO. 5	129630	169163	IMC 1383
PH-NO. 6	129631	134827	IMC 1384
PH-NO. 7	129632		IMC 1385
PH-NO. 8	129633		IMC 1386
PH-NO. 9	129634		IMC 1387
PH-NO. 10	129635	169164	IMC 1388
PH-NO. 11	129636		IMC 1389
PH-NO. 12	129637		IMC 1390
PH-NO. 13	129638		IMC 1391
PH-NO. 14	129639		IMC 1392
PH-NO. 15	130809	169165	IMC 1393
PH-NO. 16	130810	169166	IMC 1394
PH-NO. 17	13081l	169167	IMC 1395
PH-NO. 18	130812		IMC 1396
PH-NO. 19	130865		IMC 1397
CM 1	123221	131573	IMC 1398
CM 6	123226	131578	IMC 1399
CM 7	123227	169214	IMC 1400
CM 8	123228	169215	IMC 1401

	ORIGINAL	AMENDED
	RECORDATION	RECORDATION	BLM
CLAIM NAME	RECEPTION NO.	RECEPTION NO.	SERIAL NO.
CM 9	123229	131581	IMC 1402
CM 10	123230	131582	IMC 1403
CM 15	123235	131587	IMC 1404
CM 16	123236	169216	IMC 1405
CM 17	123237	169217	IMC 1406
CM 18	123238	131590	IMC 1407
CM 22	126854	127940	IMC 1408
CM 23	126855	127941	IMC 1409
CM 24	126856	127942	IMC 1410
CM 25	126857	169218	IMC 1411
CM 26	126858	127944	IMC 1412
CM 27	126859	169219	IMC 1413
CM 28	126860	169220	IMC 1414
CM 29	126861	127947	IMC 1415
CM 30	126862	127948	IMC 1416
CM 31	126863	127949	IMC 1417
CM 32	126864	127950	IMC 1418
CM 33	126865	127951	IMC 1419
CM 34	126866	169221	IMC 1420
CM 35	126867	169222	IMC 142l
CM 36	126868	169223	IMC 1422
CM 38	126481	169224	IMC 1423
CM 39	126482	169225	IMC 1424
CM 40	126483	169226	IMC 1425
CM 41	126484	169227	IMC 1426
CM 42	126485	169228	IMC 1427
CM 43	126486		IMC 1428
CM 44	126487	132275	IMC 1429
CM 45	126869	169229	IMC 1430
CM 46	126870	132099	IMC 1431
CM 47	126871	127957	IMC 1432
CM 48	126872	127958	IMC 1433
CM 49	126873	127959	IMC 1434
CM 51	126875	169231	IMC 1436
CM 52	126488		IMC 1437
CM 53	126489	169232	IMC 1438
CM 54	126490	169233	IMC 1439
CM 55	126491	169234	IMC 1440
CM 56	126492		IMC 1441
CM 57	126493	169235	IMC 1442

	ORIGINAL	AMENDED
	RECORDATION	RECORDATION	BLM
CLAIM NAME	RECEPTION NO.	RECEPTION NO.	SERIAL NO.
CM 58	126494	169236	IMC 1443
CM 59	126876	127962	IMC 1444
CM 60	126877	127963	IMC 1445
CM 61	126878	127964	IMC 1446
CM 62	126879	127965	IMC 1447
CM 63	126880	127966	IMC 1448
CM 150	131133	169237	IMC 1451
CM 151	131134	169238	IMC 1452
CM 152	131135	169239	IMC 1453
EER-1	138481	169240	IMC 1454
EER-2	138482	169241	IMC 1455
EER-3	138483		IMC 1456
EER-4	138484		IMC 1457
EER-5	138485	169242	IMC 1458
EER-6	138486	169243	IMC 1459
EER-7	138487	169244	IMC 1460
NE 1	131258		IMC 1495
NE 2	131259		IMC 1496
NE 3	131260		IMC 1497
NE 4	131261		IMC 1498
NE 5	131262		IMC 1499
NE 7	131264		IMC 1501
NE 8	131265		IMC 1502
NE 9	131266		IMC 1503
NE 10	131267		IMC 1504
NE 11	131268		IMC 1505
NE 12	131269		IMC 1506
NE 13	130649		IMC 1507
NE 14	130650		IMC 1508
NE 15	13065l		IMC 1509
NE 16	130652		IMC 1510
NE 17	130793		IMC 1511
NE 18	130794		IMC 1512
NE 19	130795		IMC 1513
NE 20	130796		IMC 1514
NE 21	130797		IMC 1515
NE 22	130798		IMC 1516
NE 23	130799		IMC 1517
NE 24	130800		IMC 1518
NE 25	130653		IMC 1519

	ORIGINAL	AMENDED
	RECORDATION	RECORDATION	BLM
CLAIM NAME	RECEPTION NO.	RECEPTION NO.	SERIAL NO.
NE 26	130654		IMC 1520
NE 27	130655		IMC 1521
NE 28	130656		IMC 1522
NE 29	130801		IMC 1523
NE 30	130802		IMC 1524
NE 31	130803		IMC 1525
NE 32	130804		IMC 1526
NE 33	130805		IMC 1527
NE 34	130806		IMC 1528
NE 35	130807		IMC 1529
PATSIE #1	156591		IMC 15297
PATSIE #2	156593		IMC 15298
TWIN APEX #1	156593		IMC 15299
NE 36	130808		IMC 1530
NE 37	130657		IMC 1531
NE 38	130658		IMC 1532
NE 39	130659		IMC 1533
NE 40	130660		IMC 1534
NE 41	130661		IMC 1535
NE 42	130662		IMC 1536
NE 43	130663		IMC 1537
NE 44	130664		IMC 1538
NE 45	130665		IMC 1539
NE 46	130666		IMC 1540
NE 47	130667		IMC 1541
NE 48	130668		IMC 1542
NE 49	130669		IMC 1543
NE 50	130670		IMC 1544
NE 51	130671		IMC 1545
NE 52	130672		IMC 1546
NE 53	130673		IMC 1547
NE 54	130674		IMC 1548
NE 55	130675		IMC 1549
NE 56	130676		IMC 1550
NE 57	130677		IMC 1551
NE 58	130678		IMC 1552
NE 59	130679		IMC 1553
NE 60	130680		IMC 1554
NE 61	130681		IMC 1555
NE 62	130682		IMC 1556

	ORIGINAL	AMENDED
	RECORDATION	RECORDATION	BLM
CLAIM NAME	RECEPTION NO.	RECEPTION NO.	SERIAL NO.
NE 63	130683		IMC 1557
NE 64	130684		IMC 1558
NE 65	130685		IMC 1559
NE 66	130686		IMC 1560
NE 67	130687		IMC 1561
NE 68	130688		IMC 1562
NE 73	130690		IMC 1563
NE 74	130691		IMC 1564
NE 75	130692		IMC 1565
NE 76	130693		IMC 1566
NE 77	130694		IMC 1567
NE 78	130695		IMC 1568
NE 79	130696		IMC 1569
NE 80	130697		IMC 1570
NE 81	131137		IMC 157l
NE 82	131138		IMC 1572
NE 83	131139		IMC 1573
NE 84	131140		IMC 1574
NE 85	131141		IMC 1575
NE 86	131136	143759	IMC 1576
BC-1	138568		IMC 1597
BC-2	138569		IMC 1598
BC-3	138570		IMC 1599
BC-4	138571		IMC 1600
BC-5	138572		IMC 1601
BC-6	138573		IMC 1602
BC-7	138574		IMC 1603
BC-8	138575		IMC 1604
BC-9	138576		IMC 1605
BC-10	138577		IMC 1606
BC-11	138578		IMC 1607
BK-NO. 2	130178		IMC 1609
BK-NO. 4	130180		IMC 1611
BK-NO. 5	130181		IMC 1612
BK-NO. 6	130182		IMC 1613
BK-NO. 7	130183		IMC 1614
BK-NO. 8	130184		IMC 1615
BK-NO. 9	130185		IMC 1616
BK-NO. 10	130186		IMC 1617
BB NO. 1	130746		IMC 1618

	ORIGINAL	AMENDED
	RECORDATION	RECORDATION	BLM
CLAIM NAME	RECEPTION NO.	RECEPTION NO.	SERIAL NO.
BB NO. 2	130747		IMC 1619
BB NO. 3	130748		IMC 1620
BB NO. 4	130749		IMC 1621
BB NO. 5	130750		IMC 1622
BB NO. 6	130751		IMC 1623
BB NO. 7	130752		IMC 1624
BB NO. 8	130753		IMC 1625
BB NO. 9	130754		IMC 1626
BB NO. 10	130755		IMC 1627
BB NO. 11	130756		IMC 1628
BB NO. 12	130757		IMC 1629
SW 1	130874	136252	IMC 1630
SW 2	130875	136253	IMC 1631
SW 3	130876	136254	IMC 1632
SW NO. 4	130877		IMC 1633
SW 5	131114		IMC 1634
SW 6	131115		IMC 1635
SW 7	131116		IMC 1636
SW NO. 8	130878		IMC 1637
SW NO. 9	130879		IMC 1638
SW NO. 10	130880		IMC 1639
SW NO. 11	130881	169177	IMC 1640
SW NO. 12	130882		IMC 1641
SW NO. 13	130883		IMC 1642
SW NO. 14	130884		IMC 1643
SW NO. 15	130885		IMC 1644
SW NO. 16	130886		IMC 1645
SW NO. 17	130887		IMC 1646
SW NO. 18	130888		IMC 1647
SW NO. 19	130889		IMC 1648
SW NO. 20	130890		IMC 1649
SW NO. 21	130891		IMC 1650
SW NO. 22	130892		IMC 1651
SW NO. 23	130893		IMC 1652
SW NO. 24	130894		IMC 1653
SW NO. 25	130895		IMC 1654
SW 26	130896		IMC 1655
SW 27	130897		IMC 1656
SW 28	130898		IMC 1657
SW 29	130899		IMC 1658

	ORIGINAL	AMENDED
	RECORDATION	RECORDATION	BLM
CLAIM NAME	RECEPTION NO.	RECEPTION NO.	SERIAL NO.
SW 30	130900		IMC 1659
SW 31	131117		IMC 1660
SW 32	131118		IMC 1661
SW 33	131119		IMC 1662
SW 34	131120		IMC 1663
SW 35	131121		IMC 1664
SW 36	131122		IMC 1665
SW 37	131123	136255	IMC 1666
SW 38	130901	136256	IMC 1667
SW 39	130902		IMC 1668
SW 40	130903		IMC 1669
SW 41	130904		IMC 1670
SW 42	130905		IMC 1671
SW 43	130906		IMC 1672
SW 44	130907		IMC 1673
SW 45	130908		IMC 1674
SW 46	130909	169178	IMC 1675
SW 47	130910	169179	IMC 1676
SW 48	130911	169180	IMC 1677
SW NO. 49	130912		IMC 1678
SW NO. 50	130913		IMC 1679
SW NO. 51	130914		IMC 1680
SW NO. 52	130915		IMC 1681
SW 53	130916		IMC 1682
SW 54	130917		IMC 1683
SW 55	130918		IMC 1684
SW 56	130919		IMC 1685
SW 57	130920		IMC 1686
SW 58	130921		IMC 1687
SW 59	130922		IMC 1688
SW 60	130923		IMC 1689
SW 61	130924		IMC 1690
SW 62	130925		IMC 1691
SW 63	130926		IMC 1692
SW 64	130927	169181	IMC 1693
SW 65	130928	169182	IMC 1694
SW NO. 66	130995	169183	IMC 1695
SW NO. 67	130996	169184	IMC 1696
SW NO. 68	130997		IMC 1697
SW NO. 69	130998	169185	IMC 1698

	ORIGINAL	AMENDED
	RECORDATION	RECORDATION	BLM
CLAIM NAME	RECEPTION NO.	RECEPTION NO.	SERIAL NO.
SW NO. 70	130999	169186	IMC 1699
SW NO. 71	131000	169187	IMC 1700
SW 72	130698	169188	IMC 1701
SW 73	130699	169189	IMC 1702
SW 74	130700		IMC 1703
SW 75	130701		IMC 1704
SW 76	130702	169190	IMC 1705
SW 77	131124	169191	IMC 1706
SW 78	130703	169192	IMC 1707
SW 80	131001	169193	IMC 1708
SW 81	131002	169194	IMC 1709
SW 82	131003		IMC 1710
SW 83	131004		IMC 1711
SW 84	131005		IMC 1712
SW 85	131006		IMC 1713
SW 86	131125		IMC 1714
SW 87	131007		IMC 1715
SW 88	131008		IMC 1716
SW 89	131009		IMC 1717
SW 90	131010		IMC 1718
SW 91	131011		IMC 1719
SW 92	131012		IMC 1720
SW 93	131013		IMC 1721
SW 94	131014		IMC 1722
SW 95	131015		IMC 1723
SW 96	131126		IMC 1724
SW 97	131127		IMC 1725
SW 100	131130		IMC 1728
SW NO. 101	130929		IMC 1729
SW 104	131496		IMC 1732
SW 105	131497		IMC 1733
SW 98 FRACTION	136599	144235	IMC 1734
SW 100 FRACTION	136311		IMC 1735
NW NO. 1	131170	169168	IMC 1736
NW NO. 2	131171	136246	IMC 1737
NW NO. 3	131172	136247	IMC 1738
NW NO. 4	131173	169169	IMC 1739
NW NO. 5	131174	169170	IMC 1740
NW NO. 6	131175	169171	IMC 1741
NW NO. 7	131176	169172	IMC 1742

	ORIGINAL	AMENDED
	RECORDATION	RECORDATION	BLM
CLAIM NAME	RECEPTION NO.	RECEPTION NO.	SERIAL NO.
NW NO. 8	131177	169173	IMC 1743
NW NO. 9	131178	169174	IMC 1744
NW NO. 10	131179	169175	IMC 1745
NW 11	131180	169176	IMC 1746
NW 12	131181		IMC 1747
NW 13	131182		IMC 1748
NW 14	131183		IMC 1749
NW 15	131184		IMC 1750
NW 16	131185		IMC 1751
NW 17	131186		IMC 1752
NW 18	131187		IMC 1753
NW 19	131188		IMC 1754
NW 20	131189		IMC 1755
NW 21	131190		IMC 1756
NW 22	131191		IMC 1757
NW 23	131192		IMC 1758
NW 24	131193		IMC 1759
NW 25	131194		IMC 1760
NW 26	131195		IMC 1761
NW 27	131196		IMC 1762
NW 28	131197		IMC 1763
NW 29	131198		IMC 1764
NW 30	131199		IMC 1765
NW 31	131200		IMC 1766
NW 32	131201		IMC 1767
NW 35	131204		IMC 1770
NW 36	131205		IMC 1771
NW 37	131206		IMC 1772
NW 38	131207		IMC 1773
NW 39	131208		IMC 1774
NW 40	131209		IMC 1775
NW 41	131210		IMC 1776
NW 42	131211		IMC 1777
NW 43	131212		IMC 1778
NW 44	131213		IMC 1779
NW 45	131214		IMC 1780
NW 46	131215		IMC 1781
NW 56	131225		IMC 1791
NW 57	131226		IMC 1792
NW 58	131227		IMC 1793

	ORIGINAL	AMENDED
	RECORDATION	RECORDATION	BLM
CLAIM NAME	RECEPTION NO.	RECEPTION NO.	SERIAL NO.
NW 59	131228		IMC 1794
NW 60	131495		IMC 1795
NW 9 FRACTION	136246		IMC 1796
EE 1	130571		IMC 1797
EE 2	130572		IMC 1798
EE 3	130573		IMC 1799
EE 4	130574		IMC 1800
EE 5	130575		IMC 1801
EE 6	130576		IMC 1802
EE 7	130577		IMC 1803
EE 8	130578		IMC 1804
EE 9	130579		IMC 1805
EE 10	130580		IMC 1806
EE 11	130581		IMC 1807
EE 12	130582		IMC 1808
EE 13	130583		IMC 1809
EE 14	130584		IMC l810
EE 15	130585		IMC I811
EE 16	130586		IMC 1812
EE 17	130588		IMC 1813
EE 18	130589		IMC 1814
EE 19	130590		IMC 1815
EE 20	130591		IMC 1816
EE 21	130592		IMC 1817
EE 22	130593		IMC 1818
EE 23	130594		IMC 1819
EE 24	130595		IMC 1820
EE 25	130596		IMC 1821
EE 26	130597		IMC 1822
EE 27	130598		IMC 1823
EE 28	130599		IMC 1824
EE 29	130600		IMC 1825
EE 30	130601		IMC 1826
EE 3l	130602		IMC l827
EE 32	130603		IMC 1828
EE 33	130604		IMC 1829
EE 34	130605		IMC 1830
EE 35	130606		IMC 1831
EE 36	130607		IMC 1832
EE 37	130608		IMC 1833

	ORIGINAL	AMENDED
	RECORDATION	RECORDATION	BLM
CLAIM NAME	RECEPTION NO.	RECEPTION NO.	SERIAL NO.
EE 38	130609		IMC 1834
EE 39	130610		IMC 1835
EE 40	130611		IMC 1836
EE 41	130612		IMC 1837
EE 42	130613		IMC 1838
EE 43	130614		IMC 1839
EE 44	130615		IMC 1840
EE 45	130616		IMC 1841
EE 46	130617		IMC 1842
EE 47	130618		IMC 1843
EE 48	130619		IMC 1844
EE 49	130620		IMC 1845
EE 50	130621		IMC 1846
EE 51	130622		IMC 1847
EE 52	130623		IMC 1848
EE 53	130624		IMC 1849
EE 54	130625		IMC 1850
EE 55	130626		IMC 1851
EE 56	130627		IMC 1852
EE 59	130628		IMC 1853
EE 60	130629		IMC 1854
EE 61	130630		IMC 1855
EE 62	130631		IMC 1856
EE 70	130643		IMC 1857
EE 71	130644		IMC 1858
EE 72	130689		IMC 1859
EE 73	130645		IMC 1860
EE 74	130646		IMC 1861
EE 75	130647		IMC 1862
EE 76	130648		IMC 1863
EE 77	130758	131498	IMC 1864
EE 78	130759	131499	IMC 1865
EE 88	130777		IMC 1866
EE 89	130778		IMC 1867
EE 90	130779		IMC 1868
EE 91	130780		IMC 1869
EE 92	130781		IMC 1870
EE 93	130782		IMC 1871
EE 94	130783		IMC 1872
EE 95	130784		IMC 1873

	ORIGINAL	AMENDED
	RECORDATION	RECORDATION	BLM
CLAIM NAME	RECEPTION NO.	RECEPTION NO.	SERIAL NO.
EE 96	130785		IMC 1874
EE 97	130786		IMC 1875
EE 98	130787		IMC 1876
EE 99	130788		IMC 1877
EE 100	130789		IMC 1878
EE 101	130790		IMC 1879
EE 102	130791		IMC 1880
EE 103	130792		IMC 1881
EE 116	130587		IMC 1882
BK-NO. 1A	154527		IMC 50604
BK-NO. 3A	154537		IMC 50605
NW 33A	154538		IMC 50606
NW 34A	154540		IMC 50607
NW 47A	154529		IMC 50608
NW 48A	154535		IMC 50609
NW 49A	154530		IMC 50610
NW 50A	154531		IMC 50611
NW 54A	154534		IMC 50612
NW 55A	154533		IMC 50613
SW 99A	154532		IMC 50614
CM 50A	154528	169230	IMC 50615
SW 98A	154531		IMC 50616
NN-32	155244		IMC 52597
NN-33	155245		IMC 52598
NN-34	155246		IMC 52599
NN-35	155247		IMC 52600
NN-36	155248		IMC 52601
NN-37	155249		IMC 52602
NN-38	155250		IMC 52603
NN-39	155251		IMC 52604
NN-40	155252		IMC 52605
NN-41	155253		IMC 52606
NN-42	155254		IMC 52607
NN-43	155255		IMC 52668
NN-44	155256		IMC 52609
NN-45	155257		IMC 52610
NN-46	155258		IMC 52611
NN-47	155259		IMC 52612
NN-48	155260		IMC 52613
NN-49	155261		IMC 52614

	ORIGINAL	AMENDED
	RECORDATION	RECORDATION	BLM
CLAIM NAME	RECEPTION NO.	RECEPTION NO.	SERIAL NO.
NN-50	155262		IMC 52615
NN-51	155263		IMC 52616
NN-52	155264		IMC 52617
NN-53	155265		IMC 52618
NN-54	155266		IMC 52619
NN-55	155267		IMC 52620
NN-56	155268		IMC 52621
NN-57	155269		IMC 52622
NN-58	155270		IMC 52623
NN-59	155271		IMC 52624
NN-61	155272		IMC 52625
NN-62	155273		IMC 52626
NN-63	155274		IMC 52627
NN-64	155275		IMC 52628
NN-65	155276		IMC 52629
NN-66	155277		IMC 52630
NN-67	155278		IMC 52631
NN-68	155279		IMC 52632
NN-69	155280		IMC 52633
NN-70	155281		IMC 52634
NN-71	155282		IMC 52635
NN-72	155283		IMC 52636
NN-73	155284		IMC 52637
NN-74	155285		IMC 52638
NN-75	155286		IMC 52639
NN-76	155287		IMC 52640
NN-77	155288		IMC 52641
NN-78	155289		IMC 52642
NN-79	155290		IMC 52643
NN-80	155291		IMC 52644
NN-81	155292		IMC 52645
NN-82	155293		IMC 52646
NN-83	155294		IMC 52647
NN-84	155295		IMC 52648
NN-85	155296		IMC 52649
NN-86	155297		IMC 52650
NN-87	155298		IMC 52651
NN-88	155299		IMC 52652
NN-89	155300		IMC 52653
NN-90	155301		IMC 52654

	ORIGINAL	AMENDED
	RECORDATION	RECORDATION	BLM
CLAIM NAME	RECEPTION NO.	RECEPTION NO.	SERIAL NO.
NN-91	155302		IMC 52655
NN-92	155303		IMC 52656
NN-93	155304		IMC 52657
NN-94	155305		IMC 52668
NN-95	155306		IMC 52659
NN-96	155307		IMC 52660
NN-97	155308		IMC 52661
NN-98	155309		IMC 52662
NN-99	155310		IMC 52663
NN-100	155311		IMC 52664
NN-101	155312		IMC 52665
NN-102	155313		IMC 52666
NN-103	155314		IMC 52667
NN-104	155315		IMC 52668
NN-105	155316		IMC 52669
NN-106	155317		IMC 52670
NN-107	155318		IMC 52671
NN-108	155319		IMC 52672
NN-109	155320		IMC 52673
NN-110	155321		IMC 52674
NN-111	155322		IMC 52675
NN-112	155323		IMC 52676
NN-113	155324		IMC 52677
NN-114	155325		IMC 52678
NN-115	155326		IMC 52679
NN-116	155327		IMC 52680
NN-117	155328		IMC 52681
NN-118	155329		IMC 52682
NN-119	155330		IMC 52683
NN-120	155331		IMC 52684
NN-121	155332		IMC 52685
NN-122	155333		IMC 52686
NN-123	155334		IMC 52687
NN-124	155335		IMC 52688
NN-125	155336		IMC 52689
NN-126	155337		IMC 52690
NN-127	155338		IMC 52691
NN-128	155339		IMC 52692
NN-129	155340		IMC 52693
NN-130	155341		IMC 52694

	ORIGINAL	AMENDED
	RECORDATION	RECORDATION	BLM
CLAIM NAME	RECEPTION NO.	RECEPTION NO.	SERIAL NO.
NN-131	155342		IMC 52695
NN-132	155343		IMC 52696
NN-133	155344		IMC 52697
NN-134	155345		IMC 52698
NN-135	155346		IMC 52699
NN-136	155347		IMC 52700
NN-137	155348		IMC 52701
NN-138	155349		IMC 52702
NE 87	155188		IMC 52703
NE 88	155189		IMC 52704
NE 89	155190		IMC 52705
NE 90	155191		IMC 52706
NE 91	155192		IMC 52707
NE 92	155193		IMC 52708
NE 93	155194		IMC 52709
NE 95	155196		IMC 52711
NE 97	155198		IMC 52712
NE 99	155200		IMC 52714
NE 101	155202		IMC 52716
NE 103	155204		IMC 52718
NE 105	155206		IMC 52720
NE 107	155208		IMC 52722
NE 109	155210		IMC 52724
NE 111	155212		IMC 52726
BC-12	155123		IMC 52758
BC-13	155124		IMC 52759
BC-14	155125		IMC 52760
BC-15	155126		IMC 52761
BC-16	155127		IMC 52762
BC-17	155128		IMC 52763
BC-18	155129		IMC 52764
BC-19	155130		IMC 52765
BC-20	155131		IMC 52766
BC-21	155132		IMC 52767
BC-22	155133		IMC 52768
BC-23	155134		IMC 52769
BC-24	155135		IMC 52770
BC-25	155136		IMC 52771
BC-26	155137		IMC 52772
BC-27	155138		IMC 52773

	ORIGINAL	AMENDED
	RECORDATION	RECORDATION	BLM
CLAIM NAME	RECEPTION NO.	RECEPTION NO.	SERIAL NO.
BC-28	155139		IMC 52774
BC-29	155140		IMC 52775
BC-30	155141		IMC 52776
BC-31	155142		IMC 52777
BC-32	155143		IMC 52778
BC-33	155144		IMC 52779
BC-34	155145		IMC 52780
BC-35	155146		IMC 52781
BC-36	155147		IMC 52782
BC-37	155148		IMC 52783
BC-38	155149		IMC 52784
BC-39	155150		IMC 52785
BC-40	155151		IMC 52786
BC-41	155152		IMC 52787
BC-42	155153		IMC 52788
BC-43	155154		IMC 52789
BC-44	155155		IMC 52790
BC-45	155156		IMC 52791
BC-46	155157		IMC 52792
BC-47	155158		IMC 52793
BC-48	155159		IMC 52794
BC-49	155160		IMC 52795
BC-53	155164		IMC 52796
BC-54	155165		IMC 52797
BC-55	155166		IMC 52798
BC-56	155167		IMC 52799
BC-57	155168		IMC 52800
BC-58	155169		IMC 52801
BC-59	155170		IMC 52802
BC-60	155171		IMC 52803
BC-62	155172		IMC 52804
BC-63	155173		IMC 52805
BC-64	155174		IMC 52806
BC-65	155175		IMC 52807
BC-66	155176		IMC 52808
BC-67	155177		IMC 52809
BC-68	155178		IMC 52810
BC-69	155179		IMC 52811
BC-70	155180		IMC 52812
BC-71	155181		IMC 52813

	ORIGINAL	AMENDED
	RECORDATION	RECORDATION	BLM
CLAIM NAME	RECEPTION NO.	RECEPTION NO.	SERIAL NO.
BC-72	155182		IMC 52814
BC-73	155183		IMC 52815
BC-74	155184		IMC 52816
BC-75	155185		IMC 52817
BC-76	155186		IMC 52818
BC-77	155187		IMC 52819
BC-50 FRACTION	155161		IMC 52820
BC-51 FRACTION	155162		IMC 52821
BC-52 FRACTION	155163		IMC 52822
NE 96	155197		IMC 52823
BUCKSKIN	119029	154525	IMC 700
BUCKSKIN NO. 1	119028	154526	IMC 701
PEACH 124	161476	163677	IMC 70738
PEACH 125	161477		IMC 70739
PEACH 126	161478		IMC 70740
PEACH 127	161479		IMC 70741
ROOSEVELT	112153	154521	IMC 708
TS-79A	148250	169196	IMC 7186
TS-80A	148251	169197	IMC 7187
TS-81A	148252	169198	IMC 7188
TS-82A	148253	169199	IMC 7189
TS-83A	148254	169200	IMC 7190
TS-84A	148255	169201	IMC 7191
TS-85A	148256	169202	IMC 7192
TS-86A	148257	169203	IMC 7193
TS-87A	148258	169204	IMC 7194
TS-88A	148259	169205	IMC 7195
ROOSEVELT NO. 2	112588	154523	IMC 817
ROOSEVELT NO. 3	112589	154524	IMC 818
TA 1R	168353		IMC 86250
TA 2R	168354		IMC 86251
TA 3R	168355		IMC 86252
TA 4R	168356		IMC 86253
TA 5R	168357		IMC 86254
TA 6R	168358		IMC 86255
TA 7R	168359		IMC 86256
TA 8R	168360		IMC 86257
TA 9R	168361		IMC 86258
TA IOR	168362		IMC 86259
TA 11R	168363		IMC 86260

	ORIGINAL	AMENDED
	RECORDATION	RECORDATION	BLM
CLAIM NAME	RECEPTION NO.	RECEPTION NO.	SERIAL NO.
TA 12R	168364		IMC 86261
TA 13R	168365		IMC 86262
TA 14R	168366		IMC 86263
TA 15R	168367		IMC 86264
TA 16R	168368		IMC 86265
CH 23A	169073		IMC 89368
CM 50	169074		IMC 89369
TS-30	144266		IMC 989
TS-31	144181		IMC 990
TS-32	144182		IMC 991
TS-33	144183		IMC 992
TS-34	144184		IMC 993
TS-35	144185		IMC 994
TS-36	144186		IMC 995
TS-37	144187		IMC 996
TS-38	144188		IMC 997
TS-39	144189		IMC 998
TS-40	144190		IMC 999
MS-6-L25A, N/2	221935		IMC- 184309
MS-3-L8A, W/2	221936		IMC- 184310

Schedule E
Idaho Other Rights
A. Rights of Way an Easements
1. Bureau of Land Management Right of Way 1-27080
The Right of Way granted is variable feet wide and 37,125 feet long containing 21.55 acres,
m/1, covering the road access to the Mine and is located in;
Township 11 North, Range 16 East, Boise Meridian
Sections: 3, 4, 11, 12, 13, 14
Township 11 North, Range 17 East, Boise Meridian
Sections: 5, 6, 7, 8
2. Bureau of Land Management Right of Way 20155
The Right of Way granted is for a 69KV power line 13,720 feet long and 20 feet wide and is granted for a 30 inch buried water pipeline 14,140 feet long and 50 feet wide for a primary term of 50 years from January 31, 1983, and is located in; Township 11 North, Range 16 East, Boise Meridian
Section l:S/2S/2
Section 12: W/2
Section 13: NW/4, E/2
Section 24: NE/4
Section 25: E/2NE/4
3. Bureau of Land Management Right of Way 1-15966
The Right of Way granted is for a 230 KV power line to the Thompson Creek Mine from Moore to Squaw Creek and then to Challis, Idaho. The power line is owned by Thompson Creek Mining Company and the BLM ROW is in the name of Salmon River Electric Association with the annual fee reimbursed each year by the Mine.
4. State of Idaho Easement 5081
State of Idaho Easement granted for the purpose of constructing, using and maintaining a buried infiltration bed water intake system located in Township 11 North, Range 16 East, B.M., Section 25: Fraction beginning at the East one quarter corner.
This Easement is subject to State of Idaho Easement 4966 to Cyprus Mines Corporation for the Getty Bridge.

5. State of Idaho Easement 4966
State of Idaho Easement granted for the purpose of constructing and maintaining a bridge known as the Getty Creek Bridge located in Township 11 North, Range 16 East, B.M., Section 25: a strip of land 50 feet wide.
6. State of Idaho Easement 4983
State of Idaho Easement granted for the construction, use and maintenance of a road located in Township 11 North, Range 17 East, B.M., Section 16: a 50 foot wide easement beginning in the S/4 corner of the Section.
7. State of Idaho Easement 4967
State of Idaho Easement 4967 granted for the construction, use and maintenance of a bridge located in Township 11 North, Range 17 East, B.M., Section 27.
8. U. S. Forest Service Special Use Permit 2720 — Water
U.S. Forest Service Special Use Permit granted for constructing and maintaining a buried 30 inch diameter or less water transmission line over a length of 6,260 feet by 50 feet wide and located in Township 11 North, Range 16 East, B.M., Sections 13, 24 and 25.
9. U. S. Forest Service Special Use Permit 2720 — Power
U. S. Forest Service Special Use Permit granted for the construction, operation and maintenance of a 69/24.9 KV transmission line covering a length of 5920 feet by 20 feet wide located in Township 11 North, Range 16 East, B.M., Sections 15, 24 and 25.
B. Contracts Affecting Real Property
1. Power Supply Agreement
Amendment No. 2 to Agreement for Electric Service between Salmon River Electric Cooperative, Inc., and Cyprus Thomson Creek Mining Company, a wholly owned subsidiary of Thompson Creek Metals, October 1, 2001

Schedule F
Idaho Water Rights
     A. Water Right No. 72-00048

Name of Owner:	Cyprus Thompson Creek Mining Co.
Source:	Garden Creek, tributary to the Salmon River
Quantity:	2.60 cfs
Priority Date:	May 15, 1901
Point(s) of Diversion:	T14N, R19E, S32, NE of NW of NW (Custer County)
T14N, R19E, S32, NW of NW of NW (Custer County)
Purpose of Use:	Irrigation
Period of Use:	April 1 to November 1
Place of Use:	T14N, R19E, S33, NE of SE (13.0 acres in Custer County)
T14N, R19E, S33, NW of SE (12.0 acres in Custer County)
T14N, R19E, S33, SW of SE (18.0 acres in Custer County)
T14N, R19E, S33, SE of SE (29.0 acres in Custer County)
T14N, R19E, S34, NW of SW (8.0 acres in Custer County)
T14N, R19E, S34, SW of SW (10.0 acres in Custer County)
How Obtained:	Decreed February 15, 2000
Other Conditions:	Use of this water right, combined with Water Right Nos. 72-00051B, 72-00051L, and 72-00051N, is limited to the irrigation of a combined total of 90 acres in a single irrigation season.
     B. Water Right No. 72-00051B

Name of Owner:	Cyprus Thompson Creek Mining Co.
Source:	Garden Creek, tributary to the Salmon River
Quantity:	0.38 cfs
Priority Date:	May 15, 1880
Point(s) of Diversion:	T14N, R19E, S32, NE of NW of NW (Custer County)
T14N, R19E, S32, NW of NW of NW (Custer County)
Purpose of Use:	Irrigation
Period of Use:	April 1 to November 1
Place of Use:	T14N, R19E, S33, NE of SE (13.0 acres in Custer County)
T14N, R19E, S33, NW of SE (12.0 acres in Custer County)
T14N, R19E, S33, SW of SE (18.0 acres in Custer County)
T14N, R19E, S33, SE of SE (29.0 acres in Custer County)
T14N, R19E, S34, NW of SW (8.0 acres in Custer County)
T14N, R19E, S34, SW of SW (10.0 acres in Custer County)
How Obtained:	Decreed February 10, 2000
Other Conditions:	Use of this water right, combined with Water Right Nos. 72-00048, 72- 00051L, and 72-00051N, is limited to the irrigation of a combined total of 90 acres in a single irrigation season.

     C. Water Right No. 72-00051L

Name of Owner:	Cyprus Thompson Creek Mining Co.
Source:	Garden Creek, tributary to the Salmon River
Quantity:	0.19 cfs
Priority Date:	May 15, 1880
Point(s) of Diversion:	T14N, R19E, S32, NE of NW of NW (Custer County)
T14N, R19E, S32, NW of NW of NW (Custer County)
Purpose of Use:	Irrigation
Period of Use:	April 1 to November 1
Place of Use:	T14N, R19E, S33, NE of SE (13.0 acres in Custer County)
T14N, R19E, S33, NW of SE (12.0 acres in Custer County)
T14N, R19E, S33, SW of SE (18.0 acres in Custer County)
T14N, R19E, S33, SE of SE (29.0 acres in Custer County)
T14N, R19E, S34, NW of SW (8.0 acres in Custer County)
T14N, R19E, S34, SW of SW (10.0 acres in Custer County)
How Obtained:	Decreed February 10, 2000
Other Conditions:	Use of this water right, combined with Water Right Nos. 72-00048, 72-00051B, and 72-00051N, is limited to the irrigation of a combined total of 90 acres in a single irrigation season.
     D. Water Right No. 72-00051N

Name of Owner:	Cyprus Thompson Creek Mining Co.
Source:	Garden Creek, tributary to the Salmon River
Quantity:	0.30 cfs
Priority Date:	May 15, 1880
Point(s) of Diversion:	T14N, R19E, S32, NE of NW of NW (Custer County)
TUN, R19E, S32, NW of NW of NW (Custer County)
Purpose of Use:	Irrigation
Period of Use:	April 1 to November 1
Place of Use:	T14N, R19E, S33, NE of SE (13.0 acres in Custer County)
T14N, R19E, S33, NW of SE (12.0 acres in Custer County)
T14N, R19E, S33, SW of SE (18.0 acres in Custer County)
T14N, R19E, S33, SE of SE (29.0 acres in Custer County)
T14N, R19E, S34, NW of SW (8.0 acres in Custer County)
T14N, R19E, S34, SW of SW (10.0 acres in Custer County)
How Obtained:	Decreed February 10, 2000
Other Conditions:	Use of this water right, combined with Water Right Nos. 72-00048, 72-00051B, and 72-00051L, is limited to the irrigation of a combined total of 90 acres in a single irrigation season.
     E. Water Right No. 72-00133

Name of Owner:	Thompson Creek Mining Co.
Source:	Squaw Creek, tributary to the Salmon River
Quantity:	2.00 cfs

Priority Date:	April 1,1882
Point(s) of Diversion:	T11N, R17E, SI6, SW of NE of SW (Custer County)
Purpose of Use:	Irrigation
Period of Use:	April 1 to October 31
Place of Use:	T11N, R17E, S16, SE of SW (15.0 acres in Custer County)
Tl1N, R17E, S16, SW of SE (6.0 acres in Custer County)
T11N, R17E, S21, NW of NE (18.0 acres in Custer County)
T11N, R17E, S21, SW of NE (5.0 acres in Custer County)
How Obtained:	Decreed February 10, 2000
     F. Water Right No. 72-00135

Name of Owner:	Thompson Creek Mining Co.
Source:	Salmon River, tributary to the Snake River
Quantity:	0.79 cfs
Priority Date:	June 1, 1887
Point(s) of Diversion:	Tl1N, R17E, S27, Lot 9, NE of SW (Custer County)
Purpose of Use:	Irrigation
Period of Use:	April 1 to October 31
Place of Use:	T11N, R17E, S27, Lot 09, NE of SW (1.0 acres in Custer County)
Tl1N, R17E, S27, Lot 09, NW of SW (7.5 acres in Custer County)
T11N, R17E, S27, Lot 09, SW of SW (0.8 acres in Custer County)
T11N, R17E, S28, NE of SE (1.7 acres in Custer County)
How Obtained:	Decreed February 10, 2000 (transfer application approved March 20, 2000)
     G. Water Right No. 72-00136

Name of Owner:	Thompson Creek Mining Co.
Source:	Squaw Creek, tributary to the Salmon River
Quantity:	2.59 cfs
Priority Date:	June 1, 1887
Point(s) of Diversion:	T11N, R17E, S21, NE of SW of SE (Custer County)
Purpose of Use:	Irrigation
Period of Use:	April 1 to October 31
Place of Use:	T11N, R17E, S21, NW of SE (0.6 acres in Custer County)
T11N, R17E, S21, SW of SE (1.8 acres in Custer County)
T11N, R17E, S21, SE of SE (7.1 acres in Custer County)
T11N, R17E, S28, NE of NE (11.0 acres in Custer County)
T11N, R17E, S28, SE of NE (13.0 acres in Custer County)
T11N, R17E, S28, NE of SE (2.5 acres in Custer County)
How Obtained:	Decreed February 15, 2000
     H. Water Right No. 72-00137

Name of Owner:	Thompson Creek Mining Co.
Source:	Squaw Creek, tributary to the Salmon River

Quantity:	1.71 cfs
Priority Date:	April 1, 1902
Point(s) of Diversion:	T11N, R17E, S08, SE of SE of NE (Custer County)
T11N, R17E, S08, NE of NE of SE (Custer County)
Purpose of Use:	Irrigation
Period of Use:	April 1 to October 31
Place of Use:	T11N, R17E, S09, NW of SW (6.1 acres in Custer County)
T11N, R17E, S09, SW of SW (6.3 acres in Custer County)
T11N, R17E, S16, NW of NW (4.7 acres in Custer County)
T11N, R17E, S16, SW of NW (6.3 acres in Custer County)
How Obtained:	Decreed February 10, 2000
     I. Water Right No. 72-04159F

Name of Owner:	Thompson Creek Mining Co.
Source:	Thompson Creek, tributary to the Salmon River
Quantity:	0.03 cfs
Priority Date:	June 18, 1888
Point(s) of Diversion:	T11N, R16E, S25, NE of SE of NE (Custer County)
Purpose of Use:	Irrigation
Period of Use:	April 1 to October 31
Place of Use:	T11N, R16E, S25, NE of SE (1.1 acres in Custer County)
How Obtained:	Decreed December 1, 2000
     J. Water Right No. 72-07193

Name of Owner: Source(s):	Thompson Creek Mining Co. Buckskin Creek, tributary to Thompson Creek
Pat Hughes Creek, tributary to Thompson Creek
Salmon River, tributary to the Snake River
Quantity:	Spring, tributary to Buckskin Creek 20.89 cfs (1600.00 afy)
Priority Date:	June 16, 1982
Point(s) of Diversion:	Buckskin Creek: TUN, R16E, S04, SW of NE of SE (Custer County)
Spring: T11N, R16E, S04, SE of NW of SE (Custer County)
Spring: T11N, R16E, S04, SE of NW of SE (Custer County)
Pat Hughes Creek: T11N, R16E, S11, SE of NE of SW (Custer County)
Salmon River: T11N, R16E, S25, Lot 5, NE of SE of SE (Custer County)
Purpose of Use:	Industrial (20.89 cfs)
Industrial storage (1600.00 afy)
Industrial from storage (1600.00 afy)
Period of Use:	January 1 to December 31
Place of Use:1	Industrial: T11N, R16E, S12, NE of NE (Custer County)
Industrial: T11N, R16E, S12, NW of NE (Custer County)

[1]	It appears that the place of use for “industrial storage” and that for “industrial from storage” may have been transposed in the Department’s records.

Industrial storage: T11N, R16E, S01, Lot 1, NE of NE (Custer County)
Industrial storage: T11N, R16E, S01, Lot 2, NW of NE (Custer County)
Industrial storage: T11N, R16E, S04, NE of SE (Custer County)
Industrial storage: T11N, R16E, S11, NE of SW (Custer County)
Industrial storage: T11N, R17E, S06, NW of NE (Custer County)
Industrial storage: Tl1N, R17E, S06, NE of NW (Custer County)
Industrial storage: T12N, R16E, S25, SW of SE (Custer County)
Industrial storage: T12N, R16E, S36, NE of NE (Custer County)
Industrial storage: T12N, R16E, S36, NW of NE (Custer County)
Industrial storage: T12N, R16E, S36, SW of NE (Custer County)
Industrial storage: T12N, R16E, S36, SE of NE (Custer County)
Industrial storage: T12N, R16E, S36, NE of SW (Custer County)
Industrial storage: T12N, R16E, S36, SE of SW (Custer County)
Industrial storage: T12N, R16E, S36, NE of SE (Custer County)
Industrial storage: T12N, R16E, S36, NW of SE (Custer County)
Industrial storage: T12N, R16E, S36, SW of SE (Custer County)
Industrial storage: T12N, R16E, S36, SE of SE (Custer County)
Industrial storage: T12N, R17E, S31, SW of NW (Custer County)
Industrial storage: T12N, R17E, S31, NE of SW (Custer County)
Industrial storage: T12N, R17E, S31, NW of SW (Custer County)
Industrial storage: T12N, R17E, S31, SW of SW (Custer County)
Industrial from storage: T11N, R16E, S12, NE of NE (Custer County)
Industrial from storage: T11IN, R16E, S12, NW of NE (Custer County)
How Obtained:	Decreed August 8, 2001 (transfer application approved February 16, 2005)
Other Conditions:	Use of this right with Water Right No. 72-07257 is limited to a total combined annual diversion volume of 2,916 acre-feet. At no time shall more than 20.89 cfs be diverted at any instant from the multiple points of diversion. In addition, the following limits shall apply to each point of diversion: Buckskin Creek (8.0 cfs), Pat Hughes Creek (11.0 cfs), springs tributary to Buckskin Creek (0.20 cfs), Salmon River (20.89 cfs). Place of use for this water right does not include federal public lands.
     K. Water Right No. 72-O7219

Name of Owner:	Thompson Creek Mining Co.
Source:	Ground water
Quantity:	0.11 cfs (11.20 afy)
Priority Date:	November 26, 1982
Point(s) of Diversion:	T11N, R16E, S12, NW of NE of NE (Custer County)
Purpose of Use:	Domestic
Period of Use:	January 1 to December 31
Place of Use:	T11N, R16E, S12, NE of NE (Custer County)
T11N, R16E, S12, NW of NE (Custer County)
How Obtained:	Decreed November 13, 2001
Other Conditions:	Place of use does not include federal public lands.

     L. Water Right No. 72-07220

Name of Owner:	Cyprus Thompson Creek Mining Co.
Source:	Ground water
Quantity:	0.20 cfs (24.00 afy)
Priority Date:	November 26, 1982
Point(s) of Diversion:	T11N, R16E, S02, SE of SW of NE (Custer County)
Purpose of Use:	Industrial: 0.07 cfs (14.00 afy)
Domestic: 0.16 cfs (10.00 afy)
Period of Use:	January 1 to December 31
Place of Use:	Industrial: T11N, R16E, S02, SW of NE (Custer County)
Industrial: T11N, R16E, S02, SE of NE (Custer County)
Domestic: T11N, R16E, S02, SW of NE (Custer County)
Domestic: T11N, R16E, S02, SE of NE (Custer County)
How Obtained:	Decreed February 10, 2000
Other Conditions:	The use of water for domestic and industrial purposes within T11N, R16E, S02 is limited to the western half of the SE of NE, the NE of SW of NE, and the eastern half of the SE of SW of NE.
     M. Water Right No. 72-07257

Name of Owner:	Cyprus Thompson Creek Mining
Source:	Bruno Creek, tributary to Squaw Creek
Quantity:	9.62 cfs (1600.00 afy)
Priority Date:	March 11,1983
Point(s) of Diversion:	T12N, R16E, S25, SE of NE of SW (Custer County)
Purpose of Use:	Industrial (9.62 cfs)
Industrial storage (1600.00 afy)
Industrial from storage (1600.00 afy)
Period of Use:	January 1 to December 31
Place of Use:	T11N, R16E, S12, NE of NE (Custer County)
T11N, R16E, S12, NW of NE (Custer County)
How Obtained:	Decreed August 13, 2001[2]
Other Conditions:	Use of this right with Water Right No. 72-07193 is limited to a total combined annual volume of 2,916 acre-feet. Place of use does not include federal public lands.
     N. Water Right No. 72-07414

Name of Owner:	Thompson Creek Mining Co.
Source:	Ground water
Quantity:	1.11 cfs (803.60 afy)
Priority Date:	July 28, 1988
Point(s) of Diversion:	T11N, R16E, S02, SW of NW (Custer County)

[2]	Current Department records reflect that this water right was decreed on August 13, 2001. However, the original decree reflects that this water right was decreed on August 8, 2001.

Purpose of Use:	Industrial
Period of Use:	January 1 to December 31
Place of Use:	T11N, R16E, S12, NW of NE
How Obtained:	Decreed August 8, 2001
Other Conditions:	This water right, when combined with Water Right Nos. 72-07193 and 72-07257 is limited to a total combined annual diversion volume of 3,108.0 afy.
     O. Water Right No. 72-10488

Name of Owner:	Thompson Creek Mining Co.
Source:	Salmon River, tributary to the Snake River
Quantity:	0.31 cfs (18.00 afy)
Priority Date:	May 24, 1888
Point(s) of Diversion:	T11N, R16E, S25, Lot 06, SE of SE (Custer County)
Purpose of Use:	Irrigation
Period of Use:	April 1 to October 31
Place of Use:	T11N, R16E, S25, Lot 06, SE of SE (6.0 acres in Custer County)
How Obtained:	Decreed November 17, 2000
     P. Water Right No. 72-07551 (Pending Application to Appropriate Water)

Name of owner:	Thompson Creek Mining Co.
Proposed Priority:	July 31, 1997
Source:	Ground water
Use:	Irrigation
Period of use:	May 1 to September 30
Rate of diversion:	0.16 cfs
Location of diversion:	T11N, R16E, S25, Lot 6, SE of SE (Custer County)
Place of use:	T11N, R16E, S25, Lot 6, SE of SE (8.0 acres in Custer County)
     Thompson Creek must file a proof of beneficial use for this water right application by November 1, 2009.
     Q. Water Right No. 72-07573 (Pending Application to Appropriate Water)

Name of owner:	Thompson Creek Mining Co.
Proposed Priority:	July 22,1999
Source:	Ground water
Use:	Industrial
Period of use:	January 1 to December 31
Rate of diversion:	1.50 cfs
Location of diversion:	T11N, R16E, S02, SW of NW (Custer County)
Place of use:	T11N, R16E, S12, NE of NE (Custer County)
T11N, R16E, S12, NW of NE (Custer County)
     Thompson Creek was to file proof of beneficial use for this water right application by October 1,2006.

Annex II
Real Property Collateral

Other Real
		Leased			Property Rights
State (Existing	Owned Real	Real	Patented	Unpatented	(rights of way	Water	Encumbered By
Mine(s))	Property	Property	Claims	Claims	easements, etc.)	Rights	Mortgages
Colorado	None	Office Lease	None	None	None	None	No

Idaho	See Schedule A	See Schedule B	See Schedule C	See Schedule D	See Schedule E	See Schedule F	Yes

Pennsylvania	See Exhibit A-7 annexed hereto	None	None	None	None	No	Yes

British Columbia	See Exhibit A-1 annexed hereto.	See Exhibits A-4 and A-8 annexed hereto.	See Exhibit A-5 annexed hereto.	See Exhibits A-4 and A-8 annexed hereto.	See Exhibit A-3 annexed hereto.	None	Not encumbered by Mortgages but 75% joint venture Interests of Thompson Creek Mining Ltd. in Exploration, Development and Mine Operation Agreement and Blue Pearl Mining Inc. under the Davidson Vending Agreement encumbered by Canadian Security Agreement

Schedule A
Idaho Owned Premises
1. Patented Lode Mining Claims (Further described on Exhibit C)
a. CM Patented Claims
11 Patented Lode Mining Claims located in Township 11 and 12 North, Range 16 East, Boise Meridian, designated by Survey No. 3617, U.S. Patent No. 11-76-0076, recorded August 30,1976 as instrument No. 142801, records of Custer County, Idaho, and known as
CM #2 - #5, CM #11 - #14, CM #19 - #21.
b. Debit Patented Claims
2 Patented Mining Claims located in Township 11 North, Range 16 East, Section 3 and in Township 12 North, Range 16 East, Sections 34 and 35, Boise Meridian, designated by Survey No. 3650, U.S. Patent 11-86-0056, recorded May 6,1986 as instrument No. 176719, records of Custer County, Idaho, and known as Debit and Debit No. 3.
2. Patented Mill Sites (Further described on Exhibit C)
a. MS Patented Millsites
53 Patented Millsites located in Sections 1, 2 and 12 of Township 11 North, Range 16 East, Boise Meridian, U.S. Patent No. 11-85-0023, recorded February 14,1985, as instrument No. 173321, records of Custer County, Idaho, and known as MS-1-100 - 104, 112 - 117, 122 -126, and MS-2-35 - 38, 60 - 62, 68, 92 - 93, 97 - 101, 127, 128, and MS-12-3 - 15, 26 -30, 36, 37, containing 265 acres, m/1.
b. MS Patented Millsites
426 Patented Millsites located in Township 11 North, Range 16 East, Township 11 North, Range 17 East, Township 12 North, Range 16 East, and Township 12 North, Range 17 East, Boise Meridian. Patent No. 11-2000-002, recorded October 11, 2000, as instrument No. 221783, records of Custer County, Idaho, and dated September 6, 2000, containing 2,130 acres, m/1.
3. Unpatented Mining Claims (Further described on Exhibit D)
4. Fee Lands from United States Department of Agriculture - Forest Service (Further

described on Exhibit C)
Deed dated November 15, 2005, the United States, acting through the USDA-FS, 35.90 acres, m/1 to Thompson Creek Mining Company located in Township 12 North, Range 16 East, Boise Meridian, Section 34: Lots 3, 4, 5, and 7 also described as SW/4NE/4SE/4, NE/4SW/4SE/4. This parcel was formerly covered by, and is sometimes described as, the Millsites in Bayhorse Mining District, Custer County, Idaho, listed as Parcel 3 on Exhibit C.
5. Fee Lands - Thompson Creek Area
a. John D. Hutchinson Property
Township 11 North, Range 16 East, Boise Meridian
Section 25: A fraction of Lot 5
Assessors Parcel No. TR 73-22 containing 1.64 acres, m/1
b. Allen Getty Property (with house)
Township 11 North, Range 16 East, Boise Meridian
Section 25: A portion of Lot 6
Assessors Parcel No. TR 81-7 containing 1.00 acres, m/1
c. Allen Getty Property 2
Township 11 North, Range 16 East, Boise Meridian
Section 25: Portions of Lots 5 and 6
Assessors Parcel T-1627 and T 80-32 containing 24.46 acres, m/1
6. Fee Land - Squaw Creek Area
a. Thomas Realty Co. Property
Township 11 North, Range 17 East, Boise Meridian
Section 16: Lot 1
Also referred to as NW/4SW/4 Sec 16 containing 40.00 acres, m/1
b. L. W. Minford Property
Township 11 North, Range 17 East, Boise Meridian
Section 16: Lot 59
That portion of the Mollie D Patented Mining Claim East of the West boundary line of Section 16.
c. Thomas Chivers Property
Township 11 North, Range 17 East, Boise Meridian
Section 16: SW/4SE/4, SE/4SW/4

Section 21: W/2NE/4
containing 160.00 acres, m/1
d. Merle S. Hill Property
Township 11 North, Range 17 East, Boise Meridian
Section 9: W/2SW/4
Section 16: W/2NW/4
containing 160.00 acres, m/1
e. C. R. Boge Property
Township 11 North, Range 17 East, Boise Meridian
Section 21: S/2SE/4, NW/4SE/4
Section 27: Lots 6 and 9 (Assessors Tract 83-78)
Section 28: NE/4NE/4, NW/4NE/4 (Assessor Tracts 322, 1234, 1237)
containing 341, 43 acres, m/1
f. Black Property (a.k.a. River Property)
Township 11 North, Range 17 East, Boise Meridian
Section 27: Lot 12 lying North of U.S. Highway 75
Section 28: Lot 11 lying North of U.S. Highway 75
containing 2.89 acres, m/1
g. Ralph MacFee Property
Township 11 North, Range 17 East, Boise Meridian
Section 27: A parcel of land located in U.S. Government Lot 12 referred to as the
Accrow Bridge Property.
Containing 0.1610 acres, m/1
h. Homestead Mine — Sullivan Ranch
Thompson Creek Mining Company acquired the following described lands by General
Warranty Deed dated May 26, 2005;
Township 11 North, Range 17 East, Boise Meridian
Portions of Sections 8, 9, 16, and 17
Mineral Survey No. 3149 containing 61.9 acres, m/1
Mineral Survey No.3150 containing 11.9 acres, m/1
The following described lands were acquired by Bargain and Sale Deed dated May 26,2005, and cover the mineral estate only;
Township 11 North, Range 17 East, Boise Meridian
Section 9: W/2SW/4

Section 16: W/2 NW/4
containing 160 mineral acres, m/1.
7. City of Challis Town Site Properties
a. 710 13th Street, Lot 1, Block 4, Southern Addition (aka Felts House)
b. 730 13th Street, Lot 2, Block 4, Southern Addition (aka Guest House)
c. Block 3 Lot 13, Southern Addition containing 6.22 acres, m/1.
d. Township 14 North, Range 19 East, Boise Meridian
Section 34: S/2NW/4 — Assessor Parcel — Track 94-27
East Valley Drive Property
e. Block 8, Lots 1 and 2, Southern Addition containing 8.020 acres, m/1.
aka Bus Parking Lot
f. Block 22, Lot 2, Eastern Addition containing 3.20 acres, m/1.
8. Challis Agricultural Lands
Township 14 North, Range 19 East, Boise Meridian
Portions of Sections 33 and 34 containing 232.03 acres, m/1.
Subject to a grazing lease agreement covering 198 acres, m/1.

Schedule B
Idaho Leased Premises
Cinnabar Leasehold Interest in Lode Claims
5 unpatented lode mining claims located in Section 19 of Township 12 North, Range 17 East, Boise Meridian, which are held under the terms of the Cinnabar Mining Lease dated June 29, 1996, for a primary term of ten years. The Cinnabar Lease is being extended for an additional ten year term and covers the following claims described as follows;

Claim Name	Recording No.	Amended	BLM Serial No.
CINNABAR #1	126713	150814	IMC 17941
THELMA	126716	150815	IMC 17942
MATILDA	126717	150812	IMC 17943
AILEEN	126714	150813	IMC 17944
TINA	126715	150811	IMC 17945

Schedule C
Idaho Patented Claims
PARCEL 1:
LODE MINING CLAIMS, SURVEY NO. 3617, BAYHORSE MINING DISTRICT CUSTER COUNTY, IDAHO

CM#2	CM#3
CM#4	CM#5
CM#11	CM#12
CM#13	CM#14
CM#19	CM#20
CM#21
EMBRACING A PORTION OF SECTIONS 34 AND 35, TOWNSHIP 12 NORTH, RANGE 16 EAST, BOISE MERIDIAN’, CUSTER COUNTY, IDAHO.
AND
A FRACTION OF SECTION 2 AND 3, TOWNSHIP 11 NORTH, RANGE 16 EAST, BOISE MERIDIAN, CUSTER COUNTY, IDAHO.
RECORDED AUGUST 30, 1976 AS INSTRUMENT NO. 142801, RECORDS OF CUSTER COUNTY, IDAHO. PATENT NUMBER 11-76-0076
PARCEL 2;
LODE MINING CLAIMS, SURVEY NO. 3650, BAYHORSE MINING DISTRICT, CUSTER COUNTY, IDAHO
DEBIT                                                   DEBIT NO. 3
EMBRACING A PORTION OF SECTIONS 34 AND 35, TOWNSHIP 12 NORTH, RANGE 16 EAST, BOISE MERIDIAN, CUSTER COUNTY, IDAHO.
AND
A PORTION OF SECTION 3, TOWNSHIP 11 NORTH, RANGE 16 EAST, BOISE MERIDIAN, CUSTER COUNTY, LOCATED IN THE BAYHORSE MINING DISTRICT, CUSTER COUNTY, IDAHO.

1

PARCEL 2: — Continued
MILL SITES, R.S. 2337, as amended 30 U.S.C. 42a; BAYHORSE MINING DISTRICT CUSTER COUNTY IDAHO

MS-1-100	MS-1-101	MS-1-102
MS-1-103	MS-1-104	MS-1-112
MS-1-113	MS-1-114	MS-1-115
MS-1-116	MS-1-117	MS-1-122
MS-1-123	MS-1-124	MS-1-125
MS-1-126	MS-2-35	MS-2-36
MS-2-37	MS-2-38	MS-2-60
MS-2-61	MS-2-62	MS-2-68
MS-2-92	MS-2-93	MS-2-97
MS-2-98	MS-2-99	MS-2-100
MS-2-101	MS-2-127	MS-2-128
MS-12-3	MS-12-4	MS-12-5
MS-12-6	MS-12-7	MS-12-8
MS-12-9	MS-12-10	MS-12-11
MS-12-12	MS-12-13	MS-12-14
MS-12-15	MS-12-26	MS-12-27
MS-12-28	MS-12-29	MS-12-30
MS-12-36	MS-12-37
FURTHER DESCRIBED AS FOLLOWS:
TOWNSHIP 11 NORTH, RANGE 16 EAST, BOISE MERIDIAN, CUSTER COUNTY, IDAHO.
SECTION 1: W½NW¼SW¼SW¼, S½SW¼SW¼, W½SW¼SE¼SW¼SE¼, E½SW¼SW¼SE¼, SE¼SW¼SE¼, W½NW¼SE¼SE¼, SW¼SE¼SE¼.
SECTION 2: NE¼SW¼NE¼, E½SE¼SW½NE¼, W½SE¼NE¼, W½W½NE½SE¼, E½SE¼NW¼SE¼, E½NE¼SW¼SE¼, N½SE¼SE¼, SE¼SE¼SE¼.
SECTION 12: W½NE¼NE¼, N½NW¼NE¼, E½SW¼NW¼NE¼, SE¼NW¼NE¼, E½NE¼SW¼NE¼, W½NW¼SE¼NE¼, N½NE¼NW¼, NE¼NW¼ NW¼, E½NW¼NW¼NW¼.
RECORDED February 14, 1985, AS INSTRUMENT NO. 173321, RECORDS OF CUSTER COUNTY, IDAHO. PATENT NUMBER 11-76-0076

2

PARCEL 2: — Continued
MILL SITES SITUATED IN THE BAYHORSE MINING DISTRICT, CUSTER COUNTY, IDAHO:

MS-1-L15	MS-1-L16	MS-1-L17
MS-1-L18	MS-1-L19	MS-1-L20
MS-1-27	MS-1-28	MS-1-29
MS-1-33	MS-1-38	MS-1-39
MS-1-59	MS-1-60	MS-1-61
MS-1-62	MS-1-63	MS-1-64
MS-1-67	MS-1-68	MS-1-69
MS-1-90	MS-1-91	MS-1-92
MS-1-93	MS-2-L5	MS-2-L6
MS-2-L7	MS-2-L8	MS-2-L9
MS-2-L10	MS-2-L18	MS-2-L19
MS-2-L20	MS-2-L21	MS-2-L22
MS-2-L23	MS-2-L24	MS-2-L25
MS-2-L26	MS-2-L27	MS-2-L28
MS-2-L29	MS-2-L30	MS-2-L31
MS-2-25	MS-2-57	MS-2-58
MS-2-59	MS-2-69	MS-2-70
MS-2-71	MS-2-72	MS-2-73
MS-2-74	MS-2-85	MS-2-86
MS-2-87	MS-2-88	MS-2-89
MS-2-90	MS-2-91	MS-2-102
MS-2-103	MS-2-104	MS-2-105
MS-2-106	MS-2-107	MS-2-108
MS-2-109	MS-2-110	MS-2-111
MS-2-112	MS-2-113	MS-2-114
MS-2-115	MS-2-116	MS-2-117
MS-2-118	MS-2-119	MS-2-120
MS-2-121	MS-2-122	MS-2-123
MS-2-124	MS-2-125	MS-2-126
MS-3-L8	MS-3-L9	MS-3-L10
MS-3-L11	MS-3-L12	MS-3-L13
MS-3-L14	MS-3-L15	MS-3-L16
MS-3-L17	MS-3-L18	MS-3-L19
MS-3-L20	MS-3-L21	MS-3-L22
MS-3-L23	MS-3-20	MS-3-21
MS-3-22	MS-3-23	MS-3-24
MS-3-36	MS-3-37	MS-3-38
MS-3-39	MS-3-40	MS-3-41

3

PARCEL 2: — Continued

MS-3-42	MS-3-43	MS-3-44
MS-3-45	MS-3-46	MS-3-49
MS-3-50	MS-3-51	MS-3-52
MS-3-53	MS-3-54	MS-3-55
MS-3-56	MS-3-57	MS-3-58
MS-3-59	MS-3-60	MS-3-61
MS-3-67	MS-3-68	MS-3-69
MS-3-70	MS-3-71	MS-3-72
MS-3-73	MS-3-74	MS-3-75
MS-3-76	MS-3-94	MS-3-95
MS-3-96	MS-3-97	MS-3-128
MS-4-65	MS-4-66	MS-4-94
MS-4-95	MS-6-L16	MS-6-L17
MS-6-L18	MS-6-L19	MS-6-L20
MS-6-L21	MS-6-L22	MS-6-L23
MS-6-L25	MS-6-18	MS-6-19
MS-6-20	MS-6-21	MS-6-22
MS-6-23	MS-6-24	MS-6-25
MS-6-26	MS-6-27	MS-6-43
MS-6-44	MS-6-45	MS-6-46
MS-6-47	MS-6-51	MS-6-52
MS-6-53	MS-6-54	MS-11-1
MS-11-2	MS-11-3	MS-11-4
MS-11-5	MS-11-6	MS-11-7
MS-11-8	MS-11-9	MS-11-10
MS-11-24	MS-11-25	MS-11-26
MS-11-27	MS-11-28	MS-11-29
MS-11-30	MS-11-31	MS-11-32
MS-11-35	MS-11-36	MS-11-37
MS-11-38	MS-11-39	MS-11-87
MS-25-87	MS-25-88	MS-25-103
MS-25-104	MS-25-105	MS-25-106
MS-25-121	MS-25-122	MS-25-123
MS-25-124	MS-31-L3	MS-31-L4
MS-31-L5	MS-31-L6	MS-31-L7
MS-31-L8	MS-31-47	MS-31-50
MS-31-51	MS-31-52	MS-31-76
MS-31-77	MS-31-78	MS-31-79
MS-31-82	MS-31-83	MS-31-84
MS-31-85	MS-31-86	MS-31-106

4

PARCEL 2: — Continued

MS-31-107	MS-31-108	MS-31-109
MS-31-110	MS-31-111	MS-31-114
MS-31-115	MS-31-116	MS-31-117
MS-31-118	MS-31-119	MS-31-120
MS-34-L2	MS-34-L6	MS-34-L8
MS-34-28	MS-34-29	MS-34-30
MS-34-31	MS-34-32	MS-34-33
MS-34-34	MS-34-35	MS-34-36
MS-34-37	MS-34-38	MS-34-39
MS-34-40	MS-34-41	MS-34-42
MS-34-43	MS-34-51	MS-34-52
MS-34-53	MS-34-54	MS-34-55
MS-34-56	MS-34-57	MS-34-58
MS-34-59	MS-34-60	MS-34-61
MS-34-62	MS-34-63	MS-34-64
MS-34-65	MS-34-66	MS-34-67
MS-34-68	MS-34-69	MS-34-70
MS-34-71	MS-34-72	MS-34-73
MS-34-74	MS-34-75	MS-34-76
MS-34-77	MS-34-78	MS-34-79
MS-34-82	MS-34-83	MS-34-84
MS-34-85	MS-34-86	MS-34-87
MS-34-88	MS-34-89	MS-34-90
MS-34-91	MS-34-92	MS-34-103
MS-34-104	MS-34-105	MS-34-106
MS-34-107	MS-34-108	MS-34-109
MS-34-110	MS-34-111	MS-34-116
MS-34-117	MS-34-118	MS-34-119
MS-34-120	MS-34-121	MS-34-122
MS-35-L3	MS-35-L4	MS-35-14
MS-35-15	MS-35-16	MS-35-17
MS-35-18	MS-35-19	MS-35-20
MS-35-45	MS-35-46	MS-35-47
MS-35-48	MS-35-49	MS-35-50
MS-35-79	MS-35-80	MS-35-81
MS-35-82	MS-35-83	MS-35-84
MS-35-85	MS-35-86	MS-35-87
MS-35-88	MS-35-104	MS-35-105
MS-35-106	MS-35-107	MS-35-108
MS-35-109	MS-35-110	MS-35-111

5

PARCEL 2: — Continued

MS-35-114	MS-35-115	MS-35-116
MS-35-117	MS-35-118	MS-35-119
MS-35-120	MS-36-3	MS-36-4
MS-36-5	MS-36-6	MS-36-7
MS-36-8	MS-36-26	MS-36-27
MS-36-28	MS-36-29	MS-36-30
MS-36-31	MS-36-32	MS-36-33
MS-36-34	MS-36-35	MS-36-36
MS-36-37	MS-36-38	MS-36-39
MS-36-58	MS-36-59	MS-36-60
MS-36-61	MS-36-62	MS-36-63
MS-36-64	MS-36-65	MS-36-66
MS-36-67	MS-36-68	MS-36-69
MS-36-70	MS-36-71	MS-36-86
MS-36-87	MS-36-88	MS-36-89
MS-36-90	MS-36-91	MS-36-92
MS-36-93	MS-36-94	MS-36-95
MS-36-96	MS-36-97	MS-36-98
MS-36-99	MS-36-100	MS-36-101
MS-36-102	MS-36-103	MS-36-104
MS-36-105	MS-36-106	MS-36-119
MS-36-120	MS-36-121	MS-36-122
MS-36-123	MS-36-124	MS-36-125
MS-36-126	MS-36-127	MS-36-128
THOSE PORTIONS OF THE ABOVE DESCRIBED MILLSITES FURTHER DESCRIBED AS FOLLOWS:
TOWNSHIP 11 NORTH, RANGE 16 EAST, BOISE MERIDIAN, CUSTER COUNTY, IDAHO
SECTION 1: Lots 15 to 20, inclusive, NW¼SW¼NE¼NE¼, SE¼NW¼NE¼, W½NE¼ SW¼NE¼, E½NW¼SW¼NE¼, SE¼SW¼NE¼, SE¼NE¼SE¼NE¼, SW¼SE¼NE¼, NE¼SE¼SE¼NE¼, S½SE¼SE¼NE¼, NW¼NE¼SE¼, W½SW¼NE¼SE¼, E½NE¼NW¼SE¼, E½SW¼NW¼SE¼, SE¼NW¼SE¼.
SECTION 2: Lots 5 to 10, inclusive and Lots 18 to 31, inclusive, W½SW¼NW¼NE¼, SW¼SW¼NE¼, W½SE¼SW¼NE¼, NE¼NE¼SW¼, S½NE¼SW¼, S½SW¼, N1/2 NW¼SE¼, SW¼NW¼SE¼, W½SE¼NW¼SE¼, W½NE¼SW¼SE¼, W½SW¼SE¼, SE¼SW¼SE¼, SW¼SE¼SE¼.

6

PARCEL 2: — Continued
SECTION 3: Lots 8 to 23, inclusive, SW¼NE¼, W½W½SE¼NE¼, S½NE¼NW¼, E½E½SE¼NW¼NW¼, E½NE¼SW¼NW¼, E½W½NE¼SW¼NW¼, E½SW¼SW¼NW¼, SW¼SW¼SW¼NW¼, SE¼SW¼NW¼, SE¼NW¼, NE¼NE¼SW¼, N½NW¼NE¼, SW¼NW¼NE¼SE¼, E½SW¼NE¼SE¼, SE¼NE¼SE¼, N½NW¼SE¼, E½E½E½ SE¼SE¼
SECTION 4: NE¼NE¼NE¼SE¼, W½NE¼NE¼SE¼, E½SW¼NE¼SE¼, NW¼SE¼ NE¼SE¼
SECTION 11: N½NE¼NE¼, SW¼NE¼NE¼, N½SE¼NE¼NE¼, NW¼NE¼, NE¼SW¼NE¼, E½NW¼SW¼NE¼, N½NW¼SE¼NE¼, NE¼NE¼ NW¼, E½SE¼NE¼ NW¼, W½, SE¼NE½SW¼
TOWNSHIP 11 NORTH, RANGE 17 EAST, BOISE MERIDIAN, CUSTER COUNTY, IDAHO
SECTION 6: Lots 16 to 23 inclusive, and lot 25, SW¼NW¼NE¼, W½SE¼NW¼NE¼ , S½NE¼NW¼, E½SW¼NW¼NW¼, SE¼NW¼NW¼, NE¼SW¼NW¼, E½NW¼SW¼ NW¼, SE¼SW¼NW¼, W½SE¼NW¼
TOWNSHIP 12 NORTH, RANGE 16 EAST, BOISE MERIDIAN, CUSTER COUNTY, IDAHO
SECTION 25: SE¼NE¼SW¼, NE¼SE¼SW¼, W½NW¼SW¼SE¼, SE¼NW¼SW¼ SE¼, S½SW¼SE¼
SECTION 34: Lots 2, 6 & 8, SW¼SW¼NE¼NE¼, E½SW¼NE¼NE¼, SE¼NE¼NE¼, SE¼SE¼NW¼NE¼, S½NE¼, E½W½SE¼SW¼NW¼, E½SE¼SW¼NW¼, SW¼NE¼ SE¼NW¼, SE¼NW¼SE¼NW¼, S½SE¼NW¼, E½NE¼SE¼NW¼, NE¼SW¼, E½NW¼SW¼, SE¼NW¼NW¼SW¼, E½SW¼NW¼SW¼, NE¼SW¼SW¼, NE¼NW¼ SW¼SW¼, E½SE¼SW¼SW¼, SE¼SW¼, N½NE¼SE¼, NW¼SE¼, W½SW¼SE¼.
SECTION 35: Lots 3 and 4, SW¼NE¼NW¼NW¼, S½NW¼NW¼NW¼, S½NW¼NW¼, NE ¼NE¼SW¼NW¼, W½NE¼SW¼NW¼, W½SW¼NW½, S½NE¼SW¼, NW¼NW¼
SW¼, S½NW¼SW¼, E½SW¼SW¼, E½W½SW¼SW¼, SE¼SW¼, NW¼NW¼ SW¼SE¼

7

PARCEL 2: — Continued
SECTION 36: NW¼NE¼NE¼, S½ NE¼NE¼, E½NW¼NE¼, NW¼NW¼NE¼, E½SW¼NE¼, E½SW¼NW¼NE¼, E½W½SW¼NE¼, SE¼NE¼, E½SW¼NE¼SW¼, SE¼NE¼SW¼, E½SE¼SW¼, NE¼SE¼, NE¼NW¼SE¼, E½NW¼NW¼SE¼, S1/2 NW¼SE¼, S½SE¼.
TOWNSHIP 12 NORTH RANGE 17 EAST, BOISE MERIDIAN, CUSTER COUNTY, IDAHO
SECTION 31: Lots 3 to 8, inclusive, SE¼NW¼SW¼NW¼, E½SW¼SW¼NW¼, SE¼SW¼NW¼, E½SW¼NE¼SW¼, W½W½NE¼SW¼, E½W½W½SW¼, E½W½SW¼, W½SE¼SW¼, W½NE¼SE¼SW¼, SE¼SE¼SW¼
RECORDED OCTOBER 11, 2000, AS INSTRUMENT NO. 221783, RECORDS OF CUSTER COUNTY, IDAHO. PATENT NUMBER
11-2000-0024
PARCEL 3:
MILL SITES, BAYHORSE MINING DISTRICT, CUSTER COUNTY, IDAHO

MS-34-L3	MS-34-L4	MS-34-L5
MS-34-L7	MS-34-93	MS-34-94
MS-34-101	MS-34-102
FURTHER DESCRIBED AS FOLLOWS:
TOWNSHIP 12 NORTH, RANGE 16 EAST, BOISE MERIDIAN, CUSTER COUNTY, IDAHO
SECTION 34: LOTS 3, 4, 5, AND 7, SW¼NE¼SE¼, NE¼SW¼SE¼.
RECORDED FEBRUARY 9, 2006, AS INSTRUMENT NO. 233333, RECORDS OF CUSTER COUNTY, IDAHO.

8

Schedule D
Idaho Unpatented Claims
Unpatented Lode Mining Claims and Millsites Located in the Bayhorse Mining District, County of Custer, State of Idaho:

	ORIGINAL	AMENDED
	RECORDATION	RECORDATION	BLM
CLAIM NAME	RECEPTION NO.	RECEPTION NO.	SERIAL NO.
MS-26-113	184844		IMC 121780
MS-26-114	184845		IMC 121781
MS-26-115	184846		IMC 121782
MS-34-1	184840		IMC 121783
MS-34-2	184841		IMC 121784
MS-34-3	184842		IMC 121785
MS-34-4	184843		IMC 121786
MS-34-28, N/2	184860		IMC 121787
MS-34-29, N/2	184821		IMC 121788
MS-34-45	184937		IMC 122021
MS-34-44	184847		IMC 121803
MS-34-43, N/2	184848		IMC 121802
MS-34-42, N/2	184849		IMC 121801
MS-34-51, W/2	185000		IMC 122022
MS-34-79, N/2	184998		IMC 122050
MS-34-111, S/2	184994		IMC 122062
MS-34-114	184992		IMC 122063
MS-34-115	184993		IMC 122064
MS-35-16, N/2	184829		IMC 121808
MS-35-15, N/2	184830		IMC 121807
MS-35-14, N/2	184831		IMC 121806
MS-35-13	184832		IMC 121805
MS-35-2l	184835		IMC 121813
MS-35-45, S/2	185009		IMC 123426
MS-35-44	184839		IMC 121814
MS-35-51	184989		IMC 122068
MS-35-78	185013		IMC 122069
MS-35-89	184939		IMC 122076
MS-35-104, S/2	184855		IMC 121821
MS-35-121	184934		IMC 121825
MS-25-103, N/2	184559		IMC 121630
MS-25-102	184558		IMC 121629
MS-31-47, N/2	178382		IMC 160693
MS-6-Ll5	180317		IMC 114402
MS-6-L24	185019		IMC 122019

	ORIGINAL	AMENDED
	RECORDATION	RECORDATION	BLM
CLAIM NAME	RECEPTION NO.	RECEPTION NO.	SERIAL NO.
MS-l-L14	184555		IMC 121640
MS-1-29, S/2	184932		IMC 121994
MS-1-30	184931		IMC 121995
MS-l-31	184930		IMC 121996
MS-1-32	184929		IMC 121997
MS-l-33, N/2	184807		IMC 121750
MS-1-37	184804		IMC 121754
MS-1-36	184805		IMC 121753
MS-1-35	184806		IMC 121752
MS-1-34	184808		IMC 121751
MS-1-63, N/2	184801		IMC 121761
MS-3-L6	185004		IMC 122007
MS-3-L7	185005		IMC 122008
MS-3-18	185002		IMC 122009
MS-3-19	185003		IMC 122010
MS-3-20, W/2	178209		IMC 111920
MS-3-49, N/2	184706		IMC 122011
MS-3-46, W/2	185001		IMC 121676
MS-3-80	184711		IMC 121681
MS-3-78	184710		IMC 121680
MS-3-77	184709		IMC 121679
MS-3-76, S/2	184708		IMC 121678
MS-3-75, S/2	184707		IMC 121677
MS-3-85	184871		IMC 121765
MS-3-86	184870		IMC 121766
MS-3-87	184869		IMC 121767
MS-3-88	184868		IMC 121768
MS-3-89	184867		IMC 121769
MS-3-97, W/2	177261		IMC 110525
MS-3-128, W/2	177262		IMC 110526
MS-4-95, S/2	184702		IMC 121685
MS-4-65, S/2	184705		IMC 121682
MS-11-11	184651		IMC 121696
MS-11-12	184652		IMC 121697
MS-11-21	184653		IMC 121698
MS- 11-22	184654		IMC 121699
MS- 11-23	184655		IMC 121700
MS-11-31, S/2	184663		IMC 121708
MS-l1-32, S/2	184664		IMC 121709
MS-11-33	184665		IMC 121710

	ORIGINAL	AMENDED
	RECORDATION	RECORDATION	BLM
CLAIM NAME	RECEPTION NO.	RECEPTION NO.	SERIAL NO.
MS- 11-34	184666		IMC 121711
MS-11-35, S/2	184667		IMC 121712
MS-11-36, S/2	184668		IMC 121713
MS-11-40	184672		IMC 121717
MS-11-41	184673		IMC 121718
MS-11-42	184674		IMC 121719
MS-11-43	184675		IMC 121720
MS-11-44	184676		IMC 121721
MS-11-54	184677		IMC 121722
MS-11-55	184678		IMC 121723
MS-11-56	184679		IMC 121724
MS-11-57	184680		IMC 121725
MS-11-58	184681		IMC 121726
MS-11-59	184682		IMC 121727
MS-11-60	184683		IMC 121728
MS-11-61	184684		IMC 121729
MS-11-62	184685		IMC 121730
MS-11-63	184686		IMC 121731
MS-11-64	184687		IMC 121732
MS-11-65	184692		IMC 121733
MS-11-66	184693		IMC 121734
MS-11-67	184694		IMC 121735
MS-11-68	184695		IMC 121736
MS-11-69	184696		IMC 121737
MS-11-70	184697		IMC 121738
MS-11-71	184698		IMC 121739
MS-11-72	184699		IMC 121740
MS-11-73	184700		IMC 121741
MS-11-74	184701		IMC 121742
MS-11-86	184688		IMC 121743
MS-11-107	184691		IMC 121746
MS-11-106	184690		IMC 121745
MS-12-49	184640		IMC 121748
MS-12-16	184639		IMC 121747
NE 6	131263		IMC 1500
TS-41	144191		IMC 1000
TS-42	144192		IMC 1001
TS-43	144193		IMC 1002
TS-44	144194		IMC 1003
TS-45	144195		IMC 1004

	ORIGINAL	AMENDED
	RECORDATION	RECORDATION	BLM
CLAIM NAME	RECEPTION NO.	RECEPTION NO.	SERIAL NO.
TS-46	144196		IMC 1005
TS-47	144197		IMC 1006
TS-48	144198		IMC 1007
TS-49	144199		IMC 1008
TS-50	144200		IMC 1009
TS-51	144201		IMC 1010
TS-52	144108		IMC 1011
TS-53	144109		IMC 1012
TS-54	144110		IMC 1013
TS-55	144111		IMC 1014
TS-56	144112		IMC 1015
TS-57	144113		IMC 1016
TS-58	144114		IMC 1017
TS-59	144115		IMC 1018
TS-60	144116		IMC 1019
TS-61	144117		IMC 1020
TS-62	144118	169195	IMC 1021
TS-63	144065		IMC 1022
TS-64	144066		IMC 1023
TS-65	144067		IMC 1024
TS-66	144068		IMC 1025
TS-67	144069		IMC 1026
TS-68	144070		IMC 1027
TS-69	144071		IMC 1028
TS-70	144072		IMC 1029
TS-71	144073		IMC 1030
TS-72	144074		IMC 103l
TS-73	144075		IMC 1032
TS-74	144076		IMC 1033
TS-75	144077		IMC 1034
TS-76	144078		IMC 1035
TS-77	144079		IMC 1036
TS-78	144080		IMC 1037
N.W.-24 FRACTION	144378		IMC 1038
N.W.-40 FRACTION	144377		IMC 1039
N.W.-41 FRACTION	144376		IMC 1040
NN 1	131229		IMC 1318
NN 2	131230		IMC 1319
NN 3	131231		IMC 1320
NN 4	131232		IMC 1321

	ORIGINAL	AMENDED
	RECORDATION	RECORDATION	BLM
CLAIM NAME	RECEPTION NO.	RECEPTION NO.	SERIAL NO.
NN 5	131233		IMC 1322
NN 6	131234		IMC 1323
NN 7	131235		IMC 1324
NN 8	131236		IMC 1325
NN 9	131237		IMC 1326
NN 10	131238		IMC 1327
NN 11	131239		IMC 1328
NN 12	131240		IMC 1329
NN 13	131241		IMC 1330
NN 14	131242		IMC 1331
NN 15	131243		IMC 1332
NN 16	131244		IMC 1333
NN 17	131245		IMC 1334
NN 20	131246		IMC 1335
NN 21	131247		IMC 1336
NN 22	131248		IMC 1337
NN 23	131249		IMC 1338
NN 24	131250		IMC 1339
NN 25	131251		IMC 1340
NN 26	131252		IMC 1341
NN 27	131253		IMC 1342
NN 28	131254		IMC 1343
NN 29	131255		IMC 1344
NN 30	131256		IMC 1345
NN 31	131257		IMC 1346
CH-NO. 1	130187	131485	IMC 1347
CH-NO. 2	130188	131486	IMC 1348
CH-NO. 3	130189	131487	IMC 1349
CH-NO. 4	130190	131488	IMC 1350
CH-NO. 5	130191	131489	IMC 1351
CH-NO. 6	130192	131490	IMC 1352
CH-NO. 7	130193	131491	IMC 1353
CH-NO. 8	130194	131492	IMC 1354
CH-NO. 9	130195	131493	IMC 1355
CH-NO. 10	130196		IMC 1356
CH-NO. 11	130197		IMC 1357
CH-NO. 12	130198		IMC 1358
CH-NO. 13	130199		IMC 1359
CH-NO. 14	130200		IMC 1360
CH-NO. 15	130201		IMC 136l

	ORIGINAL	AMENDED
	RECORDATION	RECORDATION	BLM
CLAIM NAME	RECEPTION NO.	RECEPTION NO.	SERIAL NO.
CH-NO. 16	130202		IMC 1362
CH-NO. 17	130203		IMC 1363
CH-NO. 18	130204		IMC 1364
CH-NO. 19	130990	169206	IMC 1365
CH-NO. 20	130991	169207	IMC 1366
CH-NO. 21	130992	169208	IMC 1367
CH-NO. 22	130993	169209	IMC 1368
CH-NO. 23	130994	169210	IMC 1369
CH-NO. 24	131494	169211	IMC 1370
CH-NO. 25	136303		IMC 1371
CH-NO. 26	136304		IMC 1372
CH-NO. 27	136305	169212	IMC 1373
CH-NO. 28	136306	169213	IMC 1374
CH-NO. 29	136307		IMC 1375
CH-NO. 30	136308		IMC 1376
CH-NO. 31	136309		IMC 1377
CH-NO. 32	136310		IMC 1378
PH-NO. 1	129626	169160	IMC 1379
PH-NO. 2	129627	169161	IMC 1380
PH NO. 3	129628		IMC 1381
PH-NO. 4	129629	134826	IMC 1382
PH-NO. 5	129630	169163	IMC 1383
PH-NO. 16	129631	134827	IMC 1384
PH-NO. 7	129632		IMC 1385
PH-NO. 8	129633		IMC 1386
PH-NO. 9	129634		IMC 1387
PH-NO. 10	129635	169164	IMC 1388
PH-NO. 11	129636		IMC 1389
PH-NO. 12	129637		IMC 1390
PH-NO. 13	129638		IMC 1391
PH-NO. 14	129639		IMC 1392
PH-NO. 15	130809	169165	IMC 1393
PH-NO. 16	130810	169166	IMC 1394
PH-NO. 17	13081l	169167	IMC 1395
PH-NO. 18	130812		IMC 1396
PH-NO. 19	130865		IMC 1397
CM 1	123221	131573	IMC 1398
CM 6	123226	131578	IMC 1399
CM 7	123227	169214	IMC 1400
CM 8	123228	169215	IMC 1401

	ORIGINAL	AMENDED
	RECORDATION	RECORDATION	BLM
CLAIM NAME	RECEPTION NO.	RECEPTION NO.	SERIAL NO.
CM 9	123229	131581	IMC 1402
CM 10	123230	131582	IMC 1403
CM 15	123235	131587	IMC 1404
CM 16	123236	169216	IMC 1405
CM 17	123237	169217	IMC 1406
CM 18	123238	131590	IMC 1407
CM 22	126854	127940	IMC 1408
CM 23	126855	127941	IMC 1409
CM 24	126856	127942	IMC 1410
CM 25	126857	169218	IMC 1411
CM 26	126858	127944	IMC 1412
CM 27	126859	169219	IMC 1413
CM 28	126860	169220	IMC 1414
CM 29	126861	127947	IMC 1415
CM 30	126862	127948	IMC 1416
CM 31	126863	127949	IMC 1417
CM 32	126864	127950	IMC 1418
CM 33	126865	127951	IMC 1419
CM 34	126866	169221	IMC 1420
CM 35	126867	169222	IMC 142l
CM 36	126868	169223	IMC 1422
CM 38	126481	169224	IMC 1423
CM 39	126482	169225	IMC 1424
CM 40	126483	169226	IMC 1425
CM 41	126484	169227	IMC 1426
CM 42	126485	169228	IMC 1427
CM 43	126486		IMC 1428
CM 44	126487	132275	IMC 1429
CM 45	126869	169229	IMC 1430
CM 46	126870	132099	IMC 1431
CM 47	126871	127957	IMC 1432
CM 48	126872	127958	IMC 1433
CM 49	126873	127959	IMC 1434
CM 51	126875	169231	IMC 1436
CM 52	126488		IMC 1437
CM 53	126489	169232	IMC 1438
CM 54	126490	169233	IMC 1439
CM 55	126491	169234	IMC 1440
CM 56	126492		IMC 1441
CM 57	126493	169235	IMC 1442

	ORIGINAL	AMENDED
	RECORDATION	RECORDATION	BLM
CLAIM NAME	RECEPTION NO.	RECEPTION NO.	SERIAL NO.
CM 58	126494	169236	IMC 1443
CM 59	126876	127962	IMC 1444
CM 60	126877	127963	IMC 1445
CM 61	126878	127964	IMC 1446
CM 62	126879	127965	IMC 1447
CM 63	126880	127966	IMC 1448
CM 150	131133	169237	IMC 1451
CM 151	131134	169238	IMC 1452
CM 152	131135	169239	IMC 1453
EER-1	138481	169240	IMC 1454
EER-2	138482	169241	IMC 1455
EER-3	138483		IMC 1456
EER-4	138484		IMC 1457
EER-5	138485	169242	IMC 1458
EER-6	138486	169243	IMC 1459
EER-7	138487	169244	IMC 1460
NE 1	131258		IMC 1495
NE 2	131259		IMC 1496
NE 3	131260		IMC 1497
NE 4	131261		IMC 1498
NE 5	131262		IMC 1499
NE 7	131264		IMC 1501
NE 8	131265		IMC 1502
NE 9	131266		IMC 1503
NE 10	131267		IMC 1504
NE 11	131268		IMC 1505
NE 12	131269		IMC 1506
NE 13	130649		IMC 1507
NE 14	130650		IMC 1508
NE 15	13065l		IMC 1509
NE 16	130652		IMC 1510
NE 17	130793		IMC 1511
NE 18	130794		IMC 1512
NE 19	130795		IMC 1513
NE 20	130796		IMC 1514
NE 21	130797		IMC 1515
NE 22	130798		IMC 1516
NE 23	130799		IMC 1517
NE 24	130800		IMC 1518
NE 25	130653		IMC 1519

	ORIGINAL	AMENDED
	RECORDATION	RECORDATION	BLM
CLAIM NAME	RECEPTION NO.	RECEPTION NO.	SERIAL NO.
NE 26	130654		IMC 1520
NE 27	130655		IMC 1521
NE 28	130656		IMC 1522
NE 29	130801		IMC 1523
NE 30	130802		IMC 1524
NE 31	130803		IMC 1525
NE 32	130804		IMC 1526
NE 33	130805		IMC 1527
NE 34	130806		IMC 1528
NE 35	130807		IMC 1529
PATSIE #1	156591		IMC 15297
PATSIE #2	156593		IMC 15298
TWIN APEX #1	156593		IMC 15299
NE 36	130808		IMC 1530
NE 37	130657		IMC 1531
NE 38	130658		IMC 1532
NE 39	130659		IMC 1533
NE 40	130660		IMC 1534
NE 41	130661		IMC 1535
NE 42	130662		IMC 1536
NE 43	130663		IMC 1537
NE 44	130664		IMC 1538
NE 45	130665		IMC 1539
NE 46	130666		IMC 1540
NE 47	130667		IMC 1541
NE 48	130668		IMC 1542
NE 49	130669		IMC 1543
NE 50	130670		IMC 1544
NE 51	130671		IMC 1545
NE 52	130672		IMC 1546
NE 53	130673		IMC 1547
NE 54	130674		IMC 1548
NE 55	130675		IMC 1549
NE 56	130676		IMC 1550
NE 57	130677		IMC 1551
NE 58	130678		IMC 1552
NE 59	130679		IMC 1553
NE 60	130680		IMC 1554
NE 61	130681		IMC 1555
NE 62	130682		IMC 1556

	ORIGINAL	AMENDED
	RECORDATION	RECORDATION	BLM
CLAIM NAME	RECEPTION NO.	RECEPTION NO.	SERIAL NO.
NE 63	130683		IMC 1557
NE 64	130684		IMC 1558
NE 65	130685		IMC 1559
NE 66	130686		IMC 1560
NE 67	130687		IMC 1561
NE 68	130688		IMC 1562
NE 73	130690		IMC 1563
NE 74	130691		IMC 1564
NE 75	130692		IMC 1565
NE 76	130693		IMC 1566
NE 77	130694		IMC 1567
NE 78	130695		IMC 1568
NE 79	130696		IMC 1569
NE 80	130697		IMC 1570
NE 81	131137		IMC 157l
NE 82	131138		IMC 1572
NE 83	131139		IMC 1573
NE 84	131140		IMC 1574
NE 85	131141		IMC 1575
NE 86	131136	143759	IMC 1576
BC-1	138568		IMC 1597
BC-2	138569		IMC 1598
BC-3	138570		IMC 1599
BC-4	138571		IMC 1600
BC-5	138572		IMC 1601
BC-6	138573		IMC 1602
BC-7	138574		IMC 1603
BC-8	138575		IMC 1604
BC-9	138576		IMC 1605
BC-10	138577		IMC 1606
BC-11	138578		IMC 1607
BK-NO. 2	130178		IMC 1609
BK-NO. 4	130180		IMC 1611
BK-NO. 5	130181		IMC 1612
BK-NO. 6	130182		IMC 1613
BK-NO. 7	130183		IMC 1614
BK-NO. 8	130184		IMC 1615
BK-NO. 9	130185		IMC 1616
BK-NO. 10	130186		IMC 1617
BB NO. 1	130746		IMC 1618

	ORIGINAL	AMENDED
	RECORDATION	RECORDATION	BLM
CLAIM NAME	RECEPTION NO.	RECEPTION NO.	SERIAL NO.
BB NO. 2	130747		IMC 1619
BB NO. 3	130748		IMC 1620
BB NO. 4	130749		IMC 1621
BB NO. 5	130750		IMC 1622
BB NO. 6	130751		IMC 1623
BB NO. 7	130752		IMC 1624
BB NO. 8	130753		IMC 1625
BB NO. 9	130754		IMC 1626
BB NO. 10	130755		IMC 1627
BB NO. 11	130756		IMC 1628
BB NO. 12	130757		IMC 1629
SW 1	130874	136252	IMC 1630
SW 2	130875	136253	IMC 1631
SW 3	130876	136254	IMC 1632
SW NO. 4	130877		IMC 1633
SW 5	131114		IMC 1634
SW 6	131115		IMC 1635
SW 7	131116		IMC 1636
SW NO. 8	130878		IMC 1637
SW NO. 9	130879		IMC 1638
SW NO. 10	130880		IMC 1639
SW NO. 11	130881	169177	IMC 1640
SW NO. 12	130882		IMC 1641
SW NO. 13	130883		IMC 1642
SW NO. 14	130884		IMC 1643
SW NO. 15	130885		IMC 1644
SW NO. 16	130886		IMC 1645
SW NO. 17	130887		IMC 1646
SW NO. 18	130888		IMC 1647
SW NO. 19	130889		IMC 1648
SW NO. 20	130890		IMC 1649
SW NO. 21	130891		IMC 1650
SW NO. 22	130892		IMC 1651
SW NO. 23	130893		IMC 1652
SW NO. 24	130894		IMC 1653
SW NO. 25	130895		IMC 1654
SW 26	130896		IMC 1655
SW 27	130897		IMC 1656
SW 28	130898		IMC 1657
SW 29	130899		IMC 1658

	ORIGINAL	AMENDED
	RECORDATION	RECORDATION	BLM
CLAIM NAME	RECEPTION NO.	RECEPTION NO.	SERIAL NO.
SW 30	130900		IMC 1659
SW 31	131117		IMC 1660
SW 32	131118		IMC 1661
SW 33	131119		IMC 1662
SW 34	131120		IMC 1663
SW 35	131121		IMC 1664
SW 36	131122		IMC 1665
SW 37	131123	136255	IMC 1666
SW 38	130901	136256	IMC 1667
SW 39	130902		IMC 1668
SW 40	130903		IMC 1669
SW 41	130904		IMC 1670
SW 42	130905		IMC 1671
SW 43	130906		IMC 1672
SW 44	130907		IMC 1673
SW 45	130908		IMC 1674
SW 46	130909	169178	IMC 1675
SW 47	130910	169179	IMC 1676
SW 48	130911	169180	IMC 1677
SW NO. 49	130912		IMC 1678
SW NO. 50	130913		IMC 1679
SW NO. 51	130914		IMC 1680
SW NO. 52	130915		IMC 1681
SW 53	130916		IMC 1682
SW 54	130917		IMC 1683
SW 55	130918		IMC 1684
SW 56	130919		IMC 1685
SW 57	130920		IMC 1686
SW 58	130921		IMC 1687
SW 59	130922		IMC 1688
SW 60	130923		IMC 1689
SW 61	130924		IMC 1690
SW 62	130925		IMC 1691
SW 63	130926		IMC 1692
SW 64	130927	169181	IMC 1693
SW 65	130928	169182	IMC 1694
SW NO. 66	130995	169183	IMC 1695
SW NO. 67	130996	169184	IMC 1696
SW NO. 68	130997		IMC 1697
SW NO. 69	130998	169185	IMC 1698

	ORIGINAL	AMENDED
	RECORDATION	RECORDATION	BLM
CLAIM NAME	RECEPTION NO.	RECEPTION NO.	SERIAL NO.
SW NO. 70	130999	169186	IMC 1699
SW NO. 71	131000	169187	IMC 1700
SW 72	130698	169188	IMC 1701
SW 73	130699	169189	IMC 1702
SW 74	130700		IMC 1703
SW 75	130701		IMC 1704
SW 76	130702	169190	IMC 1705
SW 77	131124	169191	IMC 1706
SW 78	130703	169192	IMC 1707
SW 80	131001	169193	IMC 1708
SW 81	131002	169194	IMC 1709
SW 82	131003		IMC 1710
SW 83	131004		IMC 1711
SW 84	131005		IMC 1712
SW 85	131006		IMC 1713
SW 86	131125		IMC 1714
SW 87	131007		IMC 1715
SW 88	131008		IMC 1716
SW 89	131009		IMC 1717
SW 90	131010		IMC 1718
SW 91	131011		IMC 1719
SW 92	131012		IMC 1720
SW 93	131013		IMC 1721
SW 94	131014		IMC 1722
SW 95	131015		IMC 1723
SW 96	131126		IMC 1724
SW 97	131127		IMC 1725
SW 100	131130		IMC 1728
SW NO. 101	130929		IMC 1729
SW 104	131496		IMC 1732
SW 105	131497		IMC 1733
SW 98 FRACTION	136599	144235	IMC 1734
SW 100 FRACTION	136311		IMC 1735
NW NO. 1	131170	169168	IMC 1736
NW NO. 2	131171	136246	IMC 1737
NW NO. 3	131172	136247	IMC 1738
NW NO. 4	131173	169169	IMC 1739
NW NO. 5	131174	169170	IMC 1740
NW NO. 6	131175	169171	IMC 1741
NW NO. 7	131176	169172	IMC 1742

	ORIGINAL	AMENDED
	RECORDATION	RECORDATION	BLM
CLAIM NAME	RECEPTION NO.	RECEPTION NO.	SERIAL NO.
NW NO. 8	131177	169173	IMC 1743
NW NO. 9	131178	169174	IMC 1744
NW NO. 10	131179	169175	IMC 1745
NW 11	131180	169176	IMC 1746
NW 12	131181		IMC 1747
NW 13	131182		IMC 1748
NW 14	131183		IMC 1749
NW 15	131184		IMC 1750
NW 16	131185		IMC 1751
NW 17	131186		IMC 1752
NW 18	131187		IMC 1753
NW 19	131188		IMC 1754
NW 20	131189		IMC 1755
NW 21	131190		IMC 1756
NW 22	131191		IMC 1757
NW 23	131192		IMC 1758
NW 24	131193		IMC 1759
NW 25	131194		IMC 1760
NW 26	131195		IMC 1761
NW 27	131196		IMC 1762
NW 28	131197		IMC 1763
NW 29	131198		IMC 1764
NW 30	131199		IMC 1765
NW 31	131200		IMC 1766
NW 32	131201		IMC 1767
NW 35	131204		IMC 1770
NW 36	131205		IMC 1771
NW 37	131206		IMC 1772
NW 38	131207		IMC 1773
NW 39	131208		IMC 1774
NW 40	131209		IMC 1775
NW 41	131210		IMC 1776
NW 42	131211		IMC 1777
NW 43	131212		IMC 1778
NW 44	131213		IMC 1779
NW 45	131214		IMC 1780
NW 46	131215		IMC 1781
NW 56	131225		IMC 1791
NW 57	131226		IMC 1792
NW 58	131227		IMC 1793

	ORIGINAL	AMENDED
	RECORDATION	RECORDATION	BLM
CLAIM NAME	RECEPTION NO.	RECEPTION NO.	SERIAL NO.
NW 59	131228		IMC 1794
NW 60	131495		IMC 1795
NW 9 FRACTION	136246		IMC 1796
EE 1	130571		IMC 1797
EE 2	130572		IMC 1798
EE 3	130573		IMC 1799
EE 4	130574		IMC 1800
EE 5	130575		IMC 1801
EE 6	130576		IMC 1802
EE 7	130577		IMC 1803
EE 8	130578		IMC 1804
EE 9	130579		IMC 1805
EE 10	130580		IMC 1806
EE 11	130581		IMC 1807
EE 12	130582		IMC 1808
EE 13	130583		IMC 1809
EE 14	130584		IMC l810
EE 15	130585		IMC I811
EE 16	130586		IMC 1812
EE 17	130588		IMC 1813
EE 18	130589		IMC 1814
EE 19	130590		IMC 1815
EE 20	130591		IMC 1816
EE 21	130592		IMC 1817
EE 22	130593		IMC 1818
EE 23	130594		IMC 1819
EE 24	130595		IMC 1820
EE 25	130596		IMC 1821
EE 26	130597		IMC 1822
EE 27	130598		IMC 1823
EE 28	130599		IMC 1824
EE 29	130600		IMC 1825
EE 30	130601		IMC 1826
EE 3l	130602		IMC l827
EE 32	130603		IMC 1828
EE 33	130604		IMC 1829
EE 34	130605		IMC 1830
EE 35	130606		IMC 1831
EE 36	130607		IMC 1832
EE 37	130608		IMC 1833

	ORIGINAL	AMENDED
	RECORDATION	RECORDATION	BLM
CLAIM NAME	RECEPTION NO.	RECEPTION NO.	SERIAL NO.
EE 38	130609		IMC 1834
EE 39	130610		IMC 1835
EE 40	130611		IMC 1836
EE 41	130612		IMC 1837
EE 42	130613		IMC 1838
EE 43	130614		IMC 1839
EE 44	130615		IMC 1840
EE 45	130616		IMC 1841
EE 46	130617		IMC 1842
EE 47	130618		IMC 1843
EE 48	130619		IMC 1844
EE 49	130620		IMC 1845
EE 50	130621		IMC 1846
EE 51	130622		IMC 1847
EE 52	130623		IMC 1848
EE 53	130624		IMC 1849
EE 54	130625		IMC 1850
EE 55	130626		IMC 1851
EE 56	130627		IMC 1852
EE 59	130628		IMC 1853
EE 60	130629		IMC 1854
EE 61	130630		IMC 1855
EE 62	130631		IMC 1856
EE 70	130643		IMC 1857
EE 71	130644		IMC 1858
EE 72	130689		IMC 1859
EE 73	130645		IMC 1860
EE 74	130646		IMC 1861
EE 75	130647		IMC 1862
EE 76	130648		IMC 1863
EE 77	130758	131498	IMC 1864
EE 78	130759	131499	IMC 1865
EE 88	130777		IMC 1866
EE 89	130778		IMC 1867
EE 90	130779		IMC 1868
EE 91	130780		IMC 1869
EE 92	130781		IMC 1870
EE 93	130782		IMC 1871
EE 94	130783		IMC 1872
EE 95	130784		IMC 1873

	ORIGINAL	AMENDED
	RECORDATION	RECORDATION	BLM
CLAIM NAME	RECEPTION NO.	RECEPTION NO.	SERIAL NO.
EE 96	130785		IMC 1874
EE 97	130786		IMC 1875
EE 98	130787		IMC 1876
EE 99	130788		IMC 1877
EE 100	130789		IMC 1878
EE 101	130790		IMC 1879
EE 102	130791		IMC 1880
EE 103	130792		IMC 1881
EE 116	130587		IMC 1882
BK-NO. 1A	154527		IMC 50604
BK-NO. 3A	154537		IMC 50605
NW 33A	154538		IMC 50606
NW 34A	154540		IMC 50607
NW 47A	154529		IMC 50608
NW 48A	154535		IMC 50609
NW 49A	154530		IMC 50610
NW 50A	154531		IMC 50611
NW 54A	154534		IMC 50612
NW 55A	154533		IMC 50613
SW 99A	154532		IMC 50614
CM 50A	154528	169230	IMC 50615
SW 98A	154531		IMC 50616
NN-32	155244		IMC 52597
NN-33	155245		IMC 52598
NN-34	155246		IMC 52599
NN-35	155247		IMC 52600
NN-36	155248		IMC 52601
NN-37	155249		IMC 52602
NN-38	155250		1MC 52603
NN-39	155251		IMC 52604
NN-40	155252		IMC 52605
NN-41	155253		IMC 52606
NN-42	155254		1MC 52607
NN-43	155255		IMC 52668
NN-44	155256		1MC 52609
NN-45	155257		IMC 52610
NN-46	155258		IMC 52611
NN-47	155259		IMC 52612
NN-48	155260		IMC 52613
NN-49	155261		IMC 52614

	ORIGINAL	AMENDED
	RECORDATION	RECORDATION	BLM
CLAIM NAME	RECEPTION NO.	RECEPTION NO.	SERIAL NO.
NN-50	155262		IMC 52615
NN-51	155263		IMC 52616
NN-52	155264		IMC 52617
NN-53	155265		IMC 52618
NN-54	155266		IMC 52619
NN-55	155267		IMC 52620
NN-56	155268		IMC 52621
NN-57	155269		IMC 52622
NN-58	155270		IMC 52623
NN-59	155271		IMC 52624
NN-61	155272		IMC 52625
NN-62	155273		IMC 52626
NN-63	155274		IMC 52627
NN-64	155275		IMC 52628
NN-65	155276		IMC 52629
NN-66	155277		IMC 52630
NN-67	155278		IMC 52631
NN-68	155279		IMC 52632
NN-69	155280		IMC 52633
NN-70	155281		IMC 52634
NN-71	155282		IMC 52635
NN-72	155283		IMC 52636
NN-73	155284		IMC 52637
NN-74	155285		IMC 52638
NN-75	155286		IMC 52639
NN-76	155287		IMC 52640
NN-77	155288		IMC 52641
NN-78	155289		IMC 52642
NN-79	155290		1MC 52643
NN-80	155291		IMC 52644
NN-81	155292		IMC 52645
NN-82	155293		IMC 52646
NN-83	155294		IMC 52647
NN-84	155295		IMC 52648
NN-85	155296		IMC 52649
NN-86	155297		IMC 52650
NN-87	155298		IMC 52651
NN-88	155299		IMC 52652
NN-89	155300		IMC 52653
NN-90	155301		IMC 52654

	ORIGINAL	AMENDED
	RECORDATION	RECORDATION	BLM
CLAIM NAME	RECEPTION NO.	RECEPTION NO.	SERIAL NO.
NN-91	155302		IMC 52655
NN-92	155303		IMC 52656
NN-93	155304		IMC 52657
NN-94	155305		IMC 52668
NN-95	155306		IMC 52659
NN-96	155307		IMC 52660
NN-97	155308		IMC 52661
NN-98	155309		IMC 52662
NN-99	155310		IMC 52663
NN-100	155311		IMC 52664
NN-101	155312		IMC 52665
NN-102	155313		IMC 52666
NN-103	155314		IMC 52667
NN-104	155315		IMC 52668
NN-105	155316		IMC 52669
NN-106	155317		IMC 52670
NN-107	155318		IMC 52671
NN-108	155319		IMC 52672
NN-109	155320		IMC 52673
NN-110	155321		IMC 52674
NN-111	155322		IMC 52675
NN-112	155323		IMC 52676
NN-113	155324		IMC 52677
NN-114	155325		IMC 52678
NN-115	155326		IMC 52679
NN-116	155327		IMC 52680
NN-117	155328		IMC 52681
NN-118	155329		IMC 52682
NN-119	155330		IMC 52683
NN-120	155331		IMC 52684
NN-121	155332		IMC 52685
NN-122	155333		IMC 52686
NN-123	155334		IMC 52687
NN-124	155335		IMC 52688
NN-125	155336		IMC 52689
NN-126	155337		IMC 52690
NN-127	155338		IMC 52691
NN-128	155339		IMC 52692
NN-129	155340		IMC 52693
NN-130	155341		IMC 52694

	ORIGINAL	AMENDED
	RECORDATION	RECORDATION	BLM
CLAIM NAME	RECEPTION NO.	RECEPTION NO.	SERIAL NO.
NN-131	155342		IMC 52695
NN-132	155343		IMC 52696
NN-133	155344		IMC 52697
NN-134	155345		IMC 52698
NN-135	155346		IMC 52699
NN-136	155347		IMC 52700
NN-137	155348		IMC 52701
NN-138	155349		IMC 52702
NE 87	155188		IMC 52703
NE 88	155189		IMC 52704
NE 89	155190		IMC 52705
NE 90	155191		IMC 52706
NE 91	155192		IMC 52707
NE 92	155193		IMC 52708
NE 93	155194		IMC 52709
NE 95	155196		IMC 52711
NE 97	155198		IMC 52712
NE 99	155200		IMC 52714
NE 101	155202		IMC 52716
NE 103	155204		IMC 52718
NE 105	155206		IMC 52720
NE 107	155208		IMC 52722
NE 109	155210		IMC 52724
NE 111	155212		IMC 52726
BC-12	155123		IMC 52758
BC-13	155124		IMC 52759
BC-14	155125		IMC 52760
BC-15	155126		IMC 52761
BC-16	155127		IMC 52762
BC-17	155128		IMC 52763
BC-18	155129		IMC 52764
BC-19	155130		IMC 52765
BC-20	155131		IMC 52766
BC-21	155132		IMC 52767
BC-22	155133		IMC 52768
BC-23	155134		IMC 52769
BC-24	155135		IMC 52770
BC-25	155136		IMC 52771
BC-26	155137		IMC 52772
BC-27	155138		IMC 52773

	ORIGINAL	AMENDED
	RECORDATION	RECORDATION	BLM
CLAIM NAME	RECEPTION NO.	RECEPTION NO.	SERIAL NO.
BC-28	155139		IMC 52774
BC-29	155140		IMC 52775
BC-30	155141		IMC 52776
BC-31	155142		IMC 52777
BC-32	155143		IMC 52778
BC-33	155144		IMC 52779
BC-34	155145		IMC 52780
BC-35	155146		IMC 52781
BC-36	155147		IMC 52782
BC-37	155148		IMC 52783
BC-38	155149		IMC 52784
BC-39	155150		IMC 52785
BC-40	155151		IMC 52786
BC-41	155152		IMC 52787
BC-42	155153		IMC 52788
BC-43	155154		IMC 52789
BC-44	155155		IMC 52790
BC-45	155156		IMC 52791
BC-46	155157		IMC 52792
BC-47	155158		IMC 52793
BC-48	155159		IMC 52794
BC-49	155160		IMC 52795
BC-53	155164		IMC 52796
BC-54	155165		IMC 52797
BC-55	155166		IMC 52798
BC-56	155167		IMC 52799
BC-57	155168		IMC 52800
BC-58	155169		IMC 52801
BC-59	155170		IMC 52802
BC-60	155171		IMC 52803
BC-62	155172		IMC 52804
BC-63	155173		IMC 52805
BC-64	155174		IMC 52806
BC-65	155175		IMC 52807
BC-66	155176		IMC 52808
BC-67	155177		IMC 52809
BC-68	155178		IMC 52810
BC-69	155179		IMC 52811
BC-70	155180		IMC 52812
BC-71	155181		IMC 52813

	ORIGINAL	AMENDED
	RECORDATION	RECORDATION	BLM
CLAIM NAME	RECEPTION NO.	RECEPTION NO.	SERIAL NO.
BC-72	155182		IMC 52814
BC-73	155183		IMC 52815
BC-74	155184		IMC 52816
BC-75	155185		IMC 52817
BC-76	155186		IMC 52818
BC-77	155187		IMC 52819
BC-50 FRACTION	155161		IMC 52820
BC-51 FRACTION	155162		IMC 52821
BC-52 FRACTION	155163		IMC 52822
NE 96	155197		IMC 52823
BUCKSKIN	119029	154525	IMC 700
BUCKSKIN NO. 1	119028	154526	IMC 701
PEACH 124	161476	163677	IMC 70738
PEACH 125	161477		IMC 70739
PEACH 126	161478		IMC 70740
PEACH 127	161479		IMC 70741
ROOSEVELT	112153	154521	IMC 708
TS-79A	148250	169196	IMC 7186
TS-80A	148251	169197	IMC 7187
TS-81A	148252	169198	IMC 7188
TS-82A	148253	169199	IMC 7189
TS-83A	148254	169200	IMC 7190
TS-84A	148255	169201	IMC 7191
TS-85A	148256	169202	IMC 7192
TS-86A	148257	169203	IMC 7193
TS-87A	148258	169204	IMC 7194
TS-88A	148259	169205	IMC 7195
ROOSEVELT NO. 2	112588	154523	IMC 817
ROOSEVELT NO. 3	112589	154524	IMC 818
TA 1R	168353		IMC 86250
TA 2R	168354		IMC 86251
TA 3R	168355		IMC 86252
TA 4R	168356		IMC 86253
TA 5R	168357		IMC 86254
TA 6R	168358		IMC 86255
TA 7R	168359		IMC 86256
TA 8R	168360		IMC 86257
TA 9R	168361		IMC 86258
TA IOR	168362		IMC 86259
TA 11R	168363		IMC 86260

	ORIGINAL	AMENDED
	RECORDATION	RECORDATION	BLM
CLAIM NAME	RECEPTION NO.	RECEPTION NO.	SERIAL NO.
TA 12R	168364		IMC 86261
TA 13R	168365		IMC 86262
TA 14R	168366		IMC 86263
TA 15R	168367		IMC 86264
TA 16R	168368		IMC 86265
CH 23A	169073		IMC 89368
CM 50	169074		IMC 89369
TS-30	144266		IMC 989
TS-31	144181		IMC 990
TS-32	144182		IMC 991
TS-33	144183		IMC 992
TS-34	144184		IMC 993
TS-35	144185		IMC 994
TS-36	144186		IMC 995
TS-37	144187		IMC 996
TS-38	144188		IMC 997
TS-39	144189		IMC 998
TS-40	144190		IMC 999
MS-6-L25A, N/2	221935		IMC- 184309
MS-3-L8A, W/2	221936		IMC- 184310

Schedule E
Idaho Other Rights
A. Rights of Way and Easements
1. Bureau of Land Management Right of Way I-27080
The Right of Way granted is variable feet wide and 37,125 feet long containing 21.55 acres,
m/1, covering the road access to the Mine and is located in;
Township 11 North, Range 16 East, Boise Meridian
Sections: 3, 4, 11, 12, 13, 14
Township 11 North, Range 17 East, Boise Meridian
Sections: 5, 6, 7, 8
2. Bureau of Land Management Right of Way 20155
The Right of Way granted is for a 69KV power line 13,720 feet long and 20 feet wide and is granted for a 30 inch buried water pipeline 14,140 feet long and 50 feet wide for a primary term of 50 years from January 31, 1983, and is located in;
Township 11 North, Range 16 East, Boise Meridian
Section l: S/2S/2
Section 12: W/2
Section 13: NW/4, E/2
Section 24: NE/4
Section 25: E/2NE/4
3. Bureau of Land Management Right of Way I-15966
The Right of Way granted is for a 230 KV power line to the Thompson Creek Mine from Moore to Squaw Creek and then to Challis, Idaho. The power line is owned by Thompson Creek Mining Company and the BLM ROW is in the name of Salmon River Electric Association with the annual fee reimbursed each year by the Mine.
4. State of Idaho Easement 5081
State of Idaho Easement granted for the purpose of constructing, using and maintaining a buried infiltration bed water intake system located in Township 11 North, Range 16 East, B.M., Section 25: Fraction beginning at the East one quarter corner.
This Easement is subject to State of Idaho Easement 4966 to Cyprus Mines Corporation for the Getty Bridge.

5. State of Idaho Easement 4966
State of Idaho Easement granted for the purpose of constructing and maintaining a bridge known as the Getty Creek Bridge located in Township 11 North, Range 16 East, B.M., Section25: a strip of land 50 feet wide.
6. State of Idaho Easement 4983
State of Idaho Easement granted for the construction, use and maintenance of a road located in Township 11 North, Range 17 East, B.M., Section 16: a 50 foot wide easement beginning in the S/4 corner of the Section.
7.State of Idaho Easement 4967
State of Idaho Easement 4967 granted for the construction, use and maintenance of a bridge located in Township 11 North, Range 17 East, B.M., Section 27.
8. U. S. Forest Service Special Use Permit 2720 — Water
U.S. Forest Service Special Use Permit granted for constructing and maintaining a buried 30 inch diameter or less water transmission line over a length of 6,260 feet by 50 feet wide and located in Township 11 North, Range 16 East, B.M., Sections 13, 24 and 25.
9. U. S. Forest Service Special Use Permit 2720 - Power
U. S. Forest Service Special Use Permit granted for the construction, operation and maintenance of a 69/24.9 KV transmission line covering a length of 5920 feet by 20 feet wide located in Township 11 North, Range 16 East, B.M., Sections 15, 24 and 25.
B. Contracts Affecting Real Property
1. Power Supply Agreement
Amendment No. 2 to Agreement for Electric Service between Salmon River Electric Cooperative, Inc., and Cyprus Thomson Creek Mining Company, a wholly owned subsidiary of Thompson Creek Metals, October 1, 2001

Schedule F
Idaho Water Rights
     A. Water Right No. 72-00048

Name of Owner:	Cyprus Thompson Creek Mining Co.
Source:	Garden Creek, tributary to the Salmon River
Quantity:	2.60 cfs
Priority Date:	May 15, 1901
Point(s) of Diversion:	T14N, R19E, S32, NE of NW of NW (Custer County)
T14N, R19E, S32, NW of NW of NW (Custer County)
Purpose of Use:	Irrigation
Period of Use:	April 1 to November 1
Place of Use:	T14N, R19E, S33, NE of SE (13.0 acres in Custer County)
T14N, R19E, S33, NW of SE (12.0 acres in Custer County)
T14N, R19E, S33, SW of SE (18.0 acres in Custer County)
T14N, R19E, S33, SE of SE (29.0 acres in Custer County)
T14N, R19E, S34, NW of SW (8.0 acres in Custer County)
T14N, R19E, S34, SW of SW (10.0 acres in Custer County)
How Obtained:	Decreed February 15, 2000
Other Conditions:	Use of this water right, combined with Water Right Nos. 72-0005 IB, 72-00051L, and 72-0005IN, is limited to the irrigation of a combined total of 90 acres in a single irrigation season.
     B. Water Right No. 72-00051B

Name of Owner:	Cyprus Thompson Creek Mining Co.
Source:	Garden Creek, tributary to the Salmon River
Quantity:	0.38 cfs
Priority Date:	May 15, 1880
Point(s) of Diversion:	T14N, R19E, S32, NE of NW of NW (Custer County)
T14N, R19E, S32, NW of NW of NW (Custer County)
Purpose of Use:	Irrigation
Period of Use:	April 1 to November 1
Place of Use:	T14N, R19E, S33, NE of SE (13.0 acres in Custer County)
T14N, R19E, S33, NW of SE (12.0 acres in Custer County)
T14N, R19E, S33, SW of SE (18.0 acres in Custer County)
T14N, R19E, S33, SE of SE (29.0 acres in Custer County)
T14N, R19E, S34, NW of SW (8.0 acres in Custer County)
T14N, R19E, S34, SW of SW (10.0 acres in Custer County)
How Obtained:	Decreed February 10, 2000
Other Conditions:	Use of this water right, combined with Water Right Nos. 72-00048, 72- 00051L, and 72-0005 IN, is limited to the irrigation of a combined total of 90 acres in a single irrigation season.

     C. Water Right No. 72-00051L

Name of Owner:	Cyprus Thompson Creek Mining Co.
Source:	Garden Creek, tributary to the Salmon River
Quantity:	0.19 cfs
Priority Date:	May 15, 1880
Point(s) of Diversion:	T14N, R19E, S32, NE of NW of NW (Custer County)
T14N, R19E, S32, NW of NW of NW (Custer County)
Purpose of Use:	Irrigation
Period of Use:	April 1 to November 1
Place of Use:	T14N, R19E, S33, NE of SE (13.0 acres in Custer County)
T14N, R19E, S33, NW of SE (12.0 acres in Custer County)
T14N, R19E, S33, SW of SE (18.0 acres in Custer County)
T14N, R19E, S33, SE of SE (29.0 acres in Custer County)
T14N, R19E, S34, NW of SW (8.0 acres in Custer County)
T14N, R19E, S34, SW of SW (10.0 acres in Custer County)
How Obtained:	Decreed February 10, 2000
Other Conditions:	Use of this water right, combined with Water Right Nos. 72-00048, 72- 0005 IB, and 72-0005 IN, is limited to the irrigation of a combined total of 90 acres in a single irrigation season.
     D. Water Right No. 72-00051N

Name of Owner:	Cyprus Thompson Creek Mining Co.
Source:	Garden Creek, tributary to the Salmon River
Quantity:	0.30 cfs
Priority Date:	May 15, 1880
Point(s) of Diversion:	T14N, R19E, S32, NE of NW of NW (Custer County)
T14N, R19E, S32, NW of NW of NW (Custer County)
Purpose of Use:	Irrigation
Period of Use:	April 1 to November 1
Place of Use:	T14N, R19E, S33, NE of SE (13.0 acres in Custer County)
T14N, R19E, S33, NW of SE (12.0 acres in Custer County)
T14N, R19E, S33, SW of SE (18.0 acres in Custer County)
T14N, R19E, S33, SE of SE (29.0 acres in Custer County)
T14N, R19E, S34, NW of SW (8.0 acres in Custer County)
T14N, R19E, S34, SW of SW (10.0 acres in Custer County)
How Obtained:	Decreed February 10, 2000
Other Conditions:	Use of this water right, combined with Water Right Nos. 72-00048, 72- 0005 IB, and 72-00051L, is limited to the irrigation of a combined total of 90 acres in a single irrigation season.
     E. Water Right No. 72-00133

Name of Owner:	Thompson Creek Mining Co.
Source:	Squaw Creek, tributary to the Salmon River
Quantity:	2.00 cfs

Priority Date:	April 1,1882
Point(s) of Diversion:	T11N, R17E, S16, SW of NE of SW (Custer County)
Purpose of Use:	Irrigation
Period of Use:	April 1 to October 31
Place of Use:	T11N, R17E, S16, SE of SW (15.0 acres in Custer County)
T11N, R17E, S16, SW of SE (6.0 acres in Custer County)
T11N, R17E, S21, NW of NE (18.0 acres in Custer County)
T11N, R17E, S21, SW of NE (5.0 acres in Custer County)
How Obtained:	Decreed February 10, 2000
     F. Water Right No. 72-00135

Name of Owner:	Thompson Creek Mining Co.
Source:	Salmon River, tributary to the Snake River
Quantity:	0.79 cfs
Priority Date:	June 1, 1887
Point(s) of Diversion:	Tl1N, R17E, S27, Lot 9, NE of SW (Custer County)
Purpose of Use:	Irrigation
Period of Use:	April 1 to October 31
Place of Use:	T11N, R17E, S27, Lot 09, NE of SW (1.0 acres in Custer County)
Tl1N, R17E, S27, Lot 09, NW of SW (7.5 acres in Custer County)
T11N, R17E, S27, Lot 09, SW of SW (0.8 acres in Custer County)
T11N, R17E, S28, NE of SE (1.7 acres in Custer County)
How Obtained:	Decreed February 10, 2000 (transfer application approved March 20, 2000)
     G. Water Right No. 72-00136

Name of Owner:	Thompson Creek Mining Co.
Source:	Squaw Creek, tributary to the Salmon River
Quantity:	2.59 cfs
Priority Date:	June 1, 1887
Point(s) of Diversion:	T11N, R17E, S21, NE of SW of SE (Custer County)
Purpose of Use:	Irrigation
Period of Use:	April 1 to October 31
Place of Use:	T11N, R17E, S21, NW of SE (0.6 acres in Custer County)
T11N, R17E, S21, SW of SE (1.8 acres in Custer County)
T11N, R17E, S21, SE of SE (7.1 acres in Custer County)
T11N, R17E, S28, NE of NE (11.0 acres in Custer County)
T11N, R17E, S28, SE of NE (13.0 acres in Custer County)
T11N, R17E, S28, NE of SE (2.5 acres in Custer County)
How Obtained:	Decreed February 15, 2000
     H. Water Right No. 72-00137

Name of Owner:	Thompson Creek Mining Co.
Source:	Squaw Creek, tributary to the Salmon River

Quantity:	1.71 cfs
Priority Date:	April 1, 1902
Point(s) of Diversion:	T11N, R17E, S08, SE of SE of NE (Custer County)
T11N, R17E, S08, NE of NE of SE (Custer County)
Purpose of Use:	Irrigation
Period of Use:	April 1 to October 31
Place of Use:	T11N, R17E, S09, NW of SW (6.1 acres in Custer County)
T11N, R17E, S09, SW of SW (6.3 acres in Custer County)
T11N, R17E, S16, NW of NW (4.7 acres in Custer County)
T11N, R17E, S16, SW of NW (6.3 acres in Custer County)
How Obtained:	Decreed February 10, 2000
     I. Water Right No. 72-04159F

Name of Owner:	Thompson Creek Mining Co.
Source:	Thompson Creek, tributary to the Salmon River
Quantity:	0.03 cfs
Priority Date:	June 18, 1888
Point(s) of Diversion:	T11N, R16E, S25, NE of SE of NE (Custer County)
Purpose of Use:	Irrigation
Period of Use:	April 1 to October 31
Place of Use:	T11N, R16E, S25, NE of SE (1.1 acres in Custer County)
How Obtained:	Decreed December 1, 2000
     J. Water Right No. 72-07193

Name of Owner: Source(s):	Thompson Creek Mining Co. Buckskin Creek, tributary to Thompson Creek
Pat Hughes Creek, tributary to Thompson Creek
Salmon River, tributary to the Snake River
Quantity:	Spring, tributary to Buckskin Creek 20.89 cfs (1600.00 afy)
Priority Date:	June 16, 1982
Point(s) of Diversion:	Buckskin Creek: T11N, R16E, S04, SW of NE of SE (Custer County)
Spring:	T11N, R16E, S04, SE of NW of SE (Custer County)
Spring:	T11N, R16E, S04, SE of NW of SE (Custer County)
Pat Hughes Creek:	T11N, R16E, S11, SE of NE of SW (Custer County)
Salmon River:	T11N, R16E, S25, Lot 5, NE of SE of SE (Custer County)
Purpose of Use:	Industrial (20.89 cfs)
Industrial storage (1600.00 afy)
Industrial from storage (1600.00 afy)
Period of Use:	January 1 to December 31
Place of Use:[1]	Industrial: T11N, R16E, S12, NE of NE (Custer County)
Industrial: T11N, R16E, S12, NW of NE (Custer County)

[1]	It appears that the place of use for “industrial storage” and that for “industrial from storage” may have been transposed in the Department’s records.

Industrial storage: T11N, R16E, S01, Lot 1, NE of NE (Custer County)
Industrial storage: T11N, R16E, S01, Lot 2, NW of NE (Custer County)
Industrial storage: T11N, R16E, S04, NE of SE (Custer County)
Industrial storage: T11N, R16E, SI 1, NE of SW (Custer County)
Industrial storage: T11N, R17E, S06, NW of NE (Custer County)
Industrial storage: T11N, R17E, S06, NE of NW (Custer County)
Industrial storage: T12N, R16E, S25, SW of SE (Custer County)
Industrial storage: T12N, R16E, S36, NE of NE (Custer County)
Industrial storage: T12N, R16E, S36, NW of NE (Custer County)
Industrial storage: T12N, R16E, S36, SW of NE (Custer County)
Industrial storage: T12N, R16E, S36, SE of NE (Custer County)
Industrial storage: T12N, R16E, S36, NE of SW (Custer County)
Industrial storage: T12N, R16E, S36, SE of SW (Custer County)
Industrial storage: T12N, R16E, S36, NE of SE (Custer County)
Industrial storage: T12N, R16E, S36, NW of SE (Custer County)
Industrial storage: T12N, R16E, S36, SW of SE (Custer County)
Industrial storage: T12N, R16E, S36, SE of SE (Custer County)
Industrial storage: T12N, R17E, S31, SW of NW (Custer County)
Industrial storage: T12N, R17E, S31, NE of SW (Custer County)
Industrial storage: T12N, R17E, S31, NW of SW (Custer County)
Industrial storage: T12N, R17E, S31, SW of SW (Custer County)
Industrial from storage: T11N, R16E, S12, NE of NE (Custer County)
Industrial from storage: T11N, R16E, S12, NW of NE (Custer County)
How Obtained:	Decreed August 8, 2001 (transfer application approved February 16, 2005)
Other Conditions:	Use of this right with Water Right No. 72-07257 is limited to a total combined annual diversion volume of 2,916 acre-feet. At no time shall more than 20.89 cfs be diverted at any instant from the multiple points of diversion. In addition, the following limits shall apply to each point of diversion: Buckskin Creek (8.0 cfs), Pat Hughes Creek (11.0 cfs), springs tributary to Buckskin Creek (0.20 cfs), Salmon River (20.89 cfs). Place of use for this water right does not include federal public lands.
     K. Water Right No. 72-07219

Name of Owner:	Thompson Creek Mining Co.
Source:	Ground water
Quantity:	0.11 cfs (11.20 afy)
Priority Date:	November 26, 1982
Point(s) of Diversion:	T11N, Rl 6E, S12, NW of NE of NE (Custer County)
Purpose of Use:	Domestic
Period of Use:	January 1 to December 31
Place of Use:	T11N, R16E, S12, NE of NE (Custer County)
T11N, R16E, S12, NW of NE (Custer County)
How Obtained:	Decreed November 13, 2001
Other Conditions:	Place of use does not include federal public lands.

     L. Water Right No. 72-07220

Name of Owner:	Cyprus Thompson Creek Mining Co.
Source:	Ground water
Quantity:	0.20 cfs (24.00 afy)
Priority Date:	November 26, 1982
Point(s) of Diversion:	T11N, R16E, S02, SE of SW of NE (Custer County)
Purpose of Use:	Industrial: 0.07 cfs (14.00 afy)
Domestic: 0.16 cfs (10.00 afy)
Period of Use:	January 1 to December 31
Place of Use:	Industrial: T11N, Rl 6E, S02, SW of NE (Custer County)
Industrial: T11N, R16E, S02, SE of NE (Custer County)
Domestic: T11N, R16E, S02, SW of NE (Custer County)
Domestic: T11N, R16E, S02, SE of NE (Custer County)
How Obtained:	Decreed February 10, 2000
Other Conditions:	The use of water for domestic and industrial purposes within T11N, R16E, S02 is limited to the western half of the SE of NE, the NE of SW of NE, and the eastern half of the SE of SW of NE.
     M. Water Right No. 72-07257

Name of Owner:	Cyprus Thompson Creek Mining
Source:	Bruno Creek, tributary to Squaw Creek
Quantity:	9.62 cfs (1600.00 afy)
Priority Date:	March 11,1983
Point(s) of Diversion:	T12N, R16E, S25, SE of NE of SW (Custer County)
Purpose of Use:	Industrial (9.62 cfs)
Industrial storage (1600.00 afy)
Industrial from storage (1600.00 afy)
Period of Use:	January 1 to December 31
Place of Use:	T11N, R16E, S12, NE of NE (Custer County)
T11N, R16E, S12, NW of NE (Custer County)
How Obtained:	Decreed August 13, 2001[2]
Other Conditions:	Use of this right with Water Right No. 72-07193 is limited to a total combined annual volume of 2,916 acre-feet. Place of use does not include federal public lands.
     N. Water Right No. 72-07414

Name of Owner:	Thompson Creek Mining Co.
Source:	Ground water
Quantity:	1.11 cfs (803.60 afy)
Priority Date:	July 28, 1988
Point(s) of Diversion:	T11N, R16E, S02, SW of NW (Custer County)

[2]	Current Department records reflect that this water right was decreed on August 13, 2001. However, the original decree reflects that this water right was decreed on August 8, 2001.

Purpose of Use:	Industrial
Period of Use:	January 1 to December 31
Place of Use:	T11N, R16E, S12, NW of NE
How Obtained:	Decreed August 8, 2001
Other Conditions:	This water right, when combined with Water Right Nos. 72-07193 and 72-07257 is limited to a total combined annual diversion volume of 3,108.0 afy.
     O. Water Right No. 72-10488

Name of Owner:	Thompson Creek Mining Co,
Source:	Salmon River, tributary to the Snake River
Quantity:	0.31 cfs (18.00 afy)
Priority Date:	May 24, 1888
Point(s) of Diversion:	T11N, R16E, S25, Lot 06, SE of SE (Custer County)
Purpose of Use:	Irrigation
Period of Use:	April 1 to October 31
Place of Use:	T11N, R16E, S25, Lot 06, SE of SE (6.0 acres in Custer County)
How Obtained:	Decreed November 17, 2000
     P. Water Right No. 72-07551 (Pending Application to Appropriate Water)

Name of owner:	Thompson Creek Mining Co.
Proposed Priority:	July 31, 1997
Source:	Ground water
Use:	Irrigation
Period of use:	May 1 to September 30
Rate of diversion:	0.16 cfs
Location of diversion:	T11N, R16E, S25, Lot 6, SE of SE (Custer County)
Place of use:	T11N, R16E, S25, Lot 6, SE of SE (8.0 acres in Custer County)
     Thompson Creek must file a proof of beneficial use for this water right application by November 1, 2009.
     Q. Water Right No. 72-07573 (Pending Application to Appropriate Water)

Name of owner:	Thompson Creek Mining Co.
Proposed Priority:	July 22,1999
Source:	Ground water
Use:	Industrial
Period of use:	January 1 to December 31
Rate of diversion:	1.50 cfs
Location of diversion:	T11N, R16E, S02, SW of NW (Custer County)
Place of use:	T11N, R16E, S12, NE of NE (Custer County)
T11N, R16E, S12, NW ofNE (Custer County)
     Thompson Creek was to file proof of beneficial use for this water right application by October 1,2006.

Exhibit A-7: Pennsylvania Owned Real Property
Legal Description for Langeloth Metallurgical Company LLC
First Described:
All that certain lot or piece of ground situate in the Township of Smith, County of Washington and Commonwealth of Pennsylvania, bounded and described as follows:
Beginning at a point in the center of the road leading from Cross Creek to Burgettstown, which point is common to land of the American Zinc and Chemical Company, formerly of Mary B. Acheson; thence by line of lands of American Zinc and Chemical Company, formerly Thomas B. Brown, North 69° 19' West 432.31 feet to a point; thence along line of lands of Langeloth Townsite Company North 21° 22' East 670.71 feet to an iron pipe; thence by line of lands of American Zinc and Chemical Company, formerly J. W. Hervey, South 26° 2' East 582.96 feet to an iron pin in the cart of the road leading from Cross Creek to Burgettstown; thence along the center of said road South 20° 42' West 271 feet to the place of beginning.
First Described being designated as Tax Parcel No. 570-019-00-00-0017-00 in the Tax Assessment Office of Washington County, Pennsylvania.
Second Described:
All that certain lot or piece of ground situate in the Township of Smith, County of Washington and Commonwealth of Pennsylvania, bounded and described as follows:
Beginning at a point on the Burgettstown-Eldersville Road where the property of American Zinc and Chemical Company, property of grantors and the tract hereby conveyed intersect at the center of the road; thence North 31° 19' East 27 feet; thence by a curve having a radius of 331.91 feet a distance of 82.74 feet; thence by the road North 45° 36' East a distance of 778 feet to a point; thence by a curve line having a radius of 366.91 feet an arc distance of 130.60 feet; thence North 66° 0' East 601 feet to a point; thence by a curve having a radius of 478.19 feet an arc distance of 308.80 feet; thence North 29° 0' East a distance of 60 feet to the line of the Burgettstown Fairgrounds and land of the North 29° 0' East a distance of 60 feet to the line of Burgettstown Fairgrounds; thence by Burgettstown Fairgrounds and land of the American Zinc and Chemical Company South 89° 49' West a distance of 117 feet to a point; thence by same North 19° 31' West a distance of 360.07 feet to a point, the place of beginning.

Commitment No.: 06-0971
Excepting thereout and therefrom all that certain lot or piece of ground said to contain 200 of an acre conveyed by deed from Climax Molybdenum Company to W. W. Sutherland, W. W. Sutherland, Jr., G. D. Sutherland and L. E. Sutherland, a co-partnership doing business as W. W. Sutherland Lumber Company, dated August 22, 1956 and recorded in Deed Book Volume 971, page 570.
Excepting thereout and therefrom all that certain lot or piece of ground said to contain 6.774 of an acre acquired by Commonwealth of Pennsylvania Department of Transportation by condemnation proceedings for which an unrecorded dead of release and quit claim was executed by American Metal Climax, Inc., dated October 9, 1964.
Second Described being designated as part of Tax Parcel No. 570-023-00-00-0002-00 in the Tax Assessment Office of Washington County, Pennsylvania.
Third Described:
All that certain lot or piece of ground situate in the Township of Smith, County of Washington and Commonwealth of Pennsylvania, bounded and described as follows:
Beginning at a point in line of land now or formerly of American Zinc & Chemical Company, said point being North 89° 30' East 639.67 feet from a stone corner, said corner being the Southeast come of other lands of the grantee herein; thence by other lands of the grantor North 7° 40' West 823.06 feet to a point at the Southwest corner of other lands of the grantee herein; thence by other land of the grantor North 7° 40' West 1399.9 feet to a point in the center of the state highway leading from Burgettstown to Langeloth; thence by other land of the grantee South 52° East 250.8 feet to a point; thence by the same south 58° 45' East 194.7 feet to a point; thence North 32° 30' East 59.4 feet to a point; thence South 57° 30' East 82.5 feet to a point; thence south 22° west 227.7 feet to a point; thence by other land of the grantee South 7° 15' West 591.36 feet to a point; thence by the same South 34° 45' West 27.1 feet to a point; thence by the same South 15° West 230.3 feet to a point; thence by the same South 24° 45' West 104.95 feet to a point; thence by the same North 76° 45' East 59.4 feet to a point; thence South 86° 30' East 630.3 feet to a point; thence by land now or formerly of Samuel Scott South 29° 38' West 450 feet to a point; thence by same South 8° East 400 feet to a point; thence by land now or formerly of American Zinc & Company South 89° 30' West 410.33 feet to a point, the place of beginning.
Together with a free and uninterrupted right of way over and upon the roadways now

Commitment No.: 06-0971
existing on other land now or formerly of Monte L. Smith et ux. and Thomas J. Wiggins et ux. lying to the West of the tract hereby conveyed or replacements or substitutions thereof as set forth in deed from Monte L. Scott et al. to Climax Molybdenum Company of Pennsylvania, dated December 14, 1948 and recorded in Deed Book Volume 750, page 482.
Excepting thereout and therefrom all that certain lot or piece of ground said to contain 6,838 acres conveyed by deed from Climax Molybdenum Company to W. W. Sutherland, W. W. Sutherland, Jr., G. D. Sutherland and L. E. Sutherland, a co-partnership doing business as W. W. Sutherland Lumber Company, dated August 22, 1956 and recorded in Deed Book Volume 971, page 570.
Excepting thereout and therefrom all that certain lot or piece of ground conveyed in deed from Consolidated Rail Corporation to Bologna Coal Company, dated September 8, 1987 and recorded in Deed Book Volume 2299, page 161.
Third Described being designated as part of Tax Parcel No. 570-023-00-00-0002-00 in the Tax Assessment Office of Washington County, Pennsylvania.
Fourth Described:
All that certain lot or piece of ground situate in the Township of Smith, County of Washington and Commonwealth of Pennsylvania, bounded and described as follows:
Beginning at a point, which point is near the intersection of the concrete road leading from Langeloth to Burgettstown with a dirt road and which point is also common to tract of 3.955 acres now or formerly owned by Gus J. Barbush, tract of 4.031 acres now or formerly owned by Langeloth Townsite Company and the tract herein described; thence by six courses and distances through, across and along the said concrete road as follows: North 62° 26' East 191.95 feet; South 80° 44' East 31.71 feet; North 70° 00' East 325.05 feet; North 450 00' East 288.75 feet; North 63° 58' East 257.91 feet; North 38° 15' East 214.50 feet to a corner common to property herein described and tract now or formerly of A. H. Kerr; thence along land now of formerly of A. H. Kerr and on line between the Joseph W. Hervey tract and Kerr tract by the following three lines: South 190 45' East 360.07 feet; North 72° 15' East 117.0 feet; and North 89° 35 East 189.25 feet to a point on line between the said Hervey and Kerr tracts; thence crossing the said Kerr tract of which the property herein described was heretofore a part South 3° 52' 20" East 1473.97 feet, more or less, to a point approximately 10 feet South of the center line of the railroad track; thence along the Southerly side of said railroad tract by the following ten lines; North 28° 22' West 100

Commitment No.: 06-0971
feet; North 37° 52' West 100 feet; North 47° 52' West 100 feet; North 61° 52' West 100 feet; North 71° 52' West 100 feet; North 81° 52' West 100 feet; South 88° 08' West 100 feet; South 72° 08' West 100 feet; South 62° 08' West 130 feet; South 57° 08' West 485 feet, more or less, to the point of tangent 46-/94.79 of the 20 foot right of the way of The Pittsburgh, Cincinnati, Chicago and St. Louis Railroad Company; thence crossing said right of way North 32° 52' West 30 feet, more or less, to a point on the Northerly side of said right of way , thence by said right of way by the following four lines; South 52° 08' West 100 feet ; South 42° 08' West 100 feet; South 32° 08' West 100 feet; South 29° 35' West 43.57 feet to a point on line between the Joseph W. Hervay tract and the Mary B. Acheson tract; thence along the Acheson tract North 89° 29' West 58 feet , more or less; thence by the same North 25° 45' West 134 feet crossing a dirt road to a point on the Westerly side of said dirt road, said point being a corner of property of Climax Molybdenum Company, thence along the Westerly side of said dirt road and crossing the Hervey tract and along lands now or formerly of Joseph Tuynl and Gus J. Barbush by the following eight courses and distances; North 16° 27' 40" East 143.51 feet; North 11° 52' 20" West 170 feet; North 02° 07' 40" East 190 feet; North 01° 52' 20" West 180 feet; North 04° 49' 20" East 255.39 feet; North 09° 37' 40" East 304.32 feet; North 73° 51' 20" West 41 feet; and South 84° 07' 40" West 90 feet to the place of beginning.
Excepting thereout and therefrom all that certain lot or piece of ground conveyed by deed from American Zinc and Chemical Company to Climax Molybdenum Company of Pennsylvania and to Climax Molybdenum Company, except that there is included in this conveyance the land described in deed by Climax Molybdenum Company of Pennsylvania to American Zinc and Chemical Company, dated February 16, 1943 and recorded in Deed Book Volume 662, page 651.
Together with all rights and privileges granted and as set forth in deed from American Zinc and Chemical Company to Climax Molybdenum Company of Pennsylvania, dated October 26, 1949 and recorded in Deed Book Volume 760, page 264.
Fourth Described being designated as Tax Parcel No. 570-023-00-00-0001-00 in the Tax Assessment Office of Washington County, Pennsylvania.
Fifth Described:
All that certain lot or piece of ground situate in the Township of Smith, County of Washington and Commonwealth of Pennsylvania, bounded and described as follows:
Beginning at a point near the Northeast corner of the tract scales and also near the

Commitment No.: 06-0971
Southwest corner of the building known as the “Thaw House”; thence crossing the railroad tracks South 26° 38’ East 36.10 feet to a point on the Southern side of the tracks; thence along same and parallel to them by the following ten lines: South 63° 22’ West 82.57 feet; thence North 26° 38’ West 10.00 feet; thence South 63° 22’ West 75.00 feet; thence along the arc of a curve to the right with a radius of 381.97 feet for a distance of 188.10 feet; thence along the arc of curve of the right with a radius of 381.97 feet for a distance of 188.10 feet thence along the arc of a curve to the right with a radius of 537.15 feet for a distance of 201.09 feet thence dong the arc of a curve to the right with a radius of 404.44 feet for a distance of 171.18 feet; thence along the arc of a curve to the right with a radius of 585.00 feet for a distance of 276.43 feet thence North 14°41’ West 255.00 feet; thence along the arc of a curve to the right with a radius of 613.88 feet for a distance of 267.50 feet; thence North 18° 08’ East 118.47 feet to a point in line of other property of the Climax Molybdenum Company; thence along same by the following six lines: North 33° 27’ 30” East 43.57 feet; thence North 36° 00’ East 100.00 feet; thence leaving the lines of the Climax Molybdenum Company South 0° 51’ East 592.80 feet crossing the line between the original Joseph W. Hervey and Mary B. Acheson tracts at a distance of 232.00 feet more or less; thence by a line parallel to the West end of the aforementioned “Thaw House” South 33° 11' East 710.00 feet (this line being 4.00 feet West of the “Thaw House”) to the place of beginning.
Together with all rights and privileges granted and as set forth in deed from Langeloth Steel Company to Climax Molybdenum Company of Pennsylvania, dated October 9, 1953 and recorded in Deed Book Volume 878, page 167.
Fifth Described being designated as a part of Tax Parcel No. 570-023-00-00-0006-01 in the Assasment Office of Washington County,k Pennsylvania.
Sixth Described:
All that certain lot or piece of ground situate in the Township of Smith, County of Washington and Commonwealth of Pennsylvania, bounded and described as follows:
Beginning at a point in line of land now or formerly of American Zinc & Chemical Company, said point being North 89° 30' East 639.67 feet from a stone, corner of land of Climax Molybdenum Company of Pennsylvania; thence by other land of the grantee North 7° 40' West 2222.96 feet to a point in the center of the highway leading from Burgettstown to Langeloth; thence North 14” West 169.95 feet to a point in the line of the Borouth of Burgettstown; thence by said line South 88° 30' West 355 feet to a

Commitment No.: 06-0971
stone; thence South 1° 17' East 2364.9 feet to a stone; thence by land now or formerly of American Zinc & Chemical Company North 89° 30' East 639.67 feet to a point, the place of beginning.
Together with a right of way over and upon all roadways on two tracts lying East of the above described tracts as the same were set forth in deed from Monte L. Scott at al, to Union Coal Company, dated December 24, 1948 and recorded in Deed Book Volume 751, page 241.
Excepting thereout and therefrom all that certain lot or place of ground said to contain 9.828 acres conveyed by deed from Climax Molybdenum Company to W. W. Sutherland, W. W. Sutherland, Jr, G. D. Sutherland and L. E. Sutherland, a co-partnership doing business as W. W. Sutherland Lumber Company, dated August 22, 1956 and recorded in Deed Book Volume 971, page 570.
Sixth Described being designated as part of Tax Parcel No. 570-023-00-00-0002-00 in the Tax Assessment Office of Washington County, Pennsylvania.
Seventh Described:
All that certain lot or place of ground situate in the Township of Smith, County of Washington and Commonwealth of Pannsylvania, bounded and described as follows:
Beginning at a concrete monument, being the most Southern corner of land of Climax Molybdenum “Company as conveyed by Langeloth Steel Company by deed recorded in the Office of the Recorder of Deeds of Washington County, Penneyivanie, in Deed Book Volume 870, page 167; thence from said place of beginning North 28° 38' west a distance of 36.12 feet; to a point: thence North 33° 11' West a distance of 710.00 feet to a concrete monument; thence the following courses and distances; North 0° 51' West 592.00 feet, North 61° 00' East 285,00 feet; North 66° 00' East 130.00 feet; North 78° 00' East 100.00 feet; South 88° 00' East 100.00 feet; South 76° 00' East 100.00 feet; South 68° 00' East 100.00 feet; South 58° 00' East 100.00 feet; South 44° 00' East 100.00 feet; South 34° 00' East 100.00 feet; South 24° 30' East 100.00 feet to a concrete monument; thence through other lands of Langeloth Steel Company South 28° 56' 10" West a distance of 1226.89 feet to a concrete monument, the place of beginning.
Together with all rights and privileges set forth in deed from Langeloth Steel Company to AMAX, inc., dated March 2, 1976 and recorded in Deed Book Volume 1651, page 129.

Exhibit A-1: British Columbia Owned Real Property

Purpose of
Entity of Record	Location Address	Owned or Leased	Facility	Legal Description	Jurisdiction
Thompson Creek Mining Ltd.	451 Tunasa Drive, Fraser Lake, B.C.	Interest of Thompson Creek Mining Ltd. is 75% joint venture interest only per Exploration, Development and Mine Operation Agreement made as of June 12, 1997.	Residential Single Family Home	Lot 26, Plan 4916, District Lot 2012, Range 5, Coast Range 5 Land District, PID- 010-840-028	British Columbia

Thompson Creek Mining Ltd.	26 Dunee Street, Fraser Lake, B.C.	Interest of Thompson Creek Mining Ltd. is 75% joint venture interest only per Exploration, Development and Mine Operation Agreement made as of June 12, 1997.	Residential Townhouses	Lot 18, Plan 5067, District Lot 617, Range 5, Coast Range 5 Land District, SEE BC TEL R/W 301870, PID-010-648-666	British Columbia

Thompson Creek Mining Ltd.	83 Dunee Street, Fraser Lake, B.C.	Interest of Thompson Creek Mining Ltd. is 75% joint venture interest only per Exploration, Development and Mine Operation Agreement made as of June 12, 1997.	Residential Townhouses	Lot 17, Plan 5067, District Lot 617, Range 5, Coast Range 5 Land District, PID-010-648-623	British Columbia

Thompson Creek Mining Ltd.	63 Tunasa Cres., Fraser Lake, B.C.	Interest of Thompson Creek Mining Ltd. is 75% joint venture interest only per Exploration, Development and Mine Operation Agreement made as of June 12, 1997.	Residential Townhouses	Lot 78, Plan 5688, District Lot 617, Range 5, Coast Range 5 Land District PID-010-375-091	British Columbia

Thompson Creek Mining Ltd.	51 Tunasa Cres., Fraser Lake, B.C.	Interest of Thompson Creek Mining Ltd. is 75% joint venture interest only per Exploration, Development	Residential Townhouses	Lot 77, Plan 5688, District Lot 617, Range 5, Coast Range 5 Land District, Except Plan PRP13650, PID-010-375-066	British Columbia
and Mine Operation Agreement made as of June 12, 1997.

Thompson Creek Mining Ltd.	477 Simon Fraser Avenue, Fraser Lake, B.C.	Interest of Thompson Creek Mining Ltd. is 75% joint venture interest only per Exploration, Development and Mine Operation Agreement made as of June 12, 1997.	Residential (no improvements land)	Lot 20, Plan 7891, District Lot 2012, Range 5, Coast Range 5 Land District, PID-008-624-879	British Columbia

Purpose of
Entity of Record	Location Address	Owned or Leased	Facility	Legal Description	Jurisdiction
Thompson Creek Mining Ltd.	481 Simon Fraser Avenue, Fraser Lake. B.C.	Interest of Thompson Creek Mining Ltd. is 75% joint venture interest only per Exploration, Development and Mine Operation Agreement made as of June 12, 1997.	Residential (no improvements on land)	Lot 19, Plan 7891, District Lot 2012, Range 5, Coast Range 5 Land District, PID- 008-624-861	British Columbia

Thompson Creek Mining Ltd.	102 Tunasa Cres., Fraser Lake, B.C.	Interest of Thompson Creek Mining Ltd. is 75% joint venture interest only per Exploration, Development and Mine Operation Agreement made as of June 12, 1997.	Residential (no improvements)	Lot 68, Plan 5688, District Lot 617, Range 5, Coast Range 5 Land District, Except Plan 10094, PID -010-374-965	British Columbia

Exhibit A-3: British Columbia Other Real Property Rights
Legal Description of Endako Mine
Thompson Creek Mining Ltd is the registered owner of the following lands and premises:
A.	The surface of District Lot 7766 Range 5 Coast District surveyed as “BOOT 8” Mineral Claim, PID 015-147-436;

B.	The surface of District Lot 7774 Range 5 Coast District surveyed as “MO4” Mineral Claim, PID 015-147-525; and

C.	Lot 1, Plan 9063, District Lot 2565, Range 5, Coast Range 5 Land District, PID 006-401-261.

Exhibit A-4; British Columbia Leased Real Property
and Unpatented Claims
Leaal Description of the Endako Mining Leases and Unpatented Claims

Tenure Number	Recorded Owner
238161	Thompson Creek Mining Ltd.
238162	Thompson Creek Mining Ltd.
243448	Thompson Creek Mining Ltd.
243450	Thompson Creek Mining Ltd.
243457	Thompson Creek Mining Ltd.
243458	Thompson Creek Mining Ltd.
243459	Thompson Creek Mining Ltd.
243460	Thompson Creek Mining Ltd.
243461	Thompson Creek Mining Ltd.
243462	Thompson Creek Mining Ltd.
243463	Thompson Creek Mining Ltd.
243464	Thompson Creek Mining Ltd.
243465	Thompson Creek Mining Ltd.
243466	Thompson Creek Mining Ltd.
243467	Thompson Creek Mining Ltd.
243468	Thompson Creek Mining Ltd.
243469	Thompson Creek Mining Ltd.
243470	Thompson Creek Mining Ltd.
243471	Thompson Creek Mining Ltd.
243472	Thompson Creek Mining Ltd.
243473	Thompson Creek Mining Ltd.
243474	Thompson Creek Mining Ltd.
243482	Thompson Creek Mining Ltd.
243483	Thompson Creek Mining Ltd.
243484	Thompson Creek Mining Ltd.
243485	Thompson Creek Mining Ltd.
243486	Thompson Creek Mining Ltd.
243570	Thompson Creek Mining Ltd.
243571	Thompson Creek Mining Ltd.

Tenure Number	Recorded Owner
243572	Thompson Creek Mining Ltd.
243573	Thompson Creek Mining Ltd.
243576	Thompson Creek Mining Ltd.
243577	Thompson Creek Mining Ltd.
243592	Thompson Creek Mining Ltd.
243774	Thompson Creek Mining Ltd.
243775	Thompson Creek Mining Ltd.
243832	Thompson Creek Mining Ltd.
243835	Thompson Creek Mining Ltd.
243836	Thompson Creek Mining Ltd.
243843	Thompson Creek Mining Ltd.
244049	Thompson Creek Mining Ltd.
244175	Thompson Creek Mining Ltd.
244176	Thompson Creek Mining Ltd.
244255	Thompson Creek Mining Ltd.
244256	Thompson Creek Mining Ltd.
244257	Thompson Creek Mining Ltd.
244258	Thompson Creek Mining Ltd.
244665	Thompson Creek Mining Ltd.
244667	Thompson Creek Mining Ltd.
244672	Thompson Creek Mining Ltd.
244673	Thompson Creek Mining Ltd.
244772	Thompson Creek Mining Ltd.
244774	Thompson Creek Mining Ltd.
244776	Thompson Creek Mining Ltd.
244778	Thompson Creek Mining Ltd.
244780	Thompson Creek Mining Ltd.
244913	Thompson Creek Mining Ltd.
244915	Thompson Creek Mining Ltd.
244930	Thompson Creek Mining Ltd.
244931	Thompson Creek Mining Ltd.
245325	Thompson Creek Mining Ltd.

Tenure Number	Recorded Owner
245329	Thompson Creek Mining Ltd.
245394	Thompson Creek Mining Ltd.
245395	Thompson Creek Mining Ltd.
245396	Thompson Creek Mining Ltd.
245888	Thompson Creek Mining Ltd.
307068	Thompson Creek Mining Ltd.
307089	Thompson Creek Mining Ltd.
507163	Thompson Creek Mining Ltd.
507164	Thompson Creek Mining Ltd.
507165	Thompson Creek Mining Ltd.
507167	Thompson Creek Mining Ltd.
507168	Thompson Creek Mining Ltd.
507169	Thompson Creek Mining Ltd.
507170	Thompson Creek Mining Ltd.
507182	Thompson Creek Mining Ltd.
507188	Thompson Creek Mining Ltd.
507191	Thompson Creek Mining Ltd.
507222	Thompson Creek Mining Ltd.
507227	Thompson Creek Mining Ltd.
507228	Thompson Creek Mining Ltd.
507230	Thompson Creek Mining Ltd.
507232	Thompson Creek Mining Ltd.
507245	Thompson Creek Mining Ltd.
507246	Thompson Creek Mining Ltd.
507249	Thompson Creek Mining Ltd.
507250	Thompson Creek Mining Ltd.
507252	Thompson Creek Mining Ltd.
507253	Thompson Creek Mining Ltd.
507254	Thompson Creek Mining Ltd.
507269	Thompson Creek Mining Ltd.
532729	Thompson Creek Mining Ltd.

Exhibit A-5: British Columbia Patented Claims Legal
Description of Patented Claims for Thompson Creek Mining Ltd.

Thompson Creek Mining Ltd is the registered owner of the following Undersurface Rights PL56825 registered against the titles to the following lands:
A.	That part of District Lot 3427 Range 5 Coast District lying within the boundaries of District Lot 7404, PID 012-840-882;

B.	That part of District Lot 3427 Range 5 Coast District lying within the boundaries of District Lot 7543, PID 012-840-904;

C.	Part of the West 1/2 of District Lot 3427 Range 5 Coast District lying within the boundaries of District Lot 6548, PID 012-839-515;

D.	Part of the West 1/2 of District Lot 3427 Range 5 Coast District lying within the boundaries of District Lot 6549, PID 012-839-540; and

E.	Part of the Southeast 1/4 of District Lot 3430 Range 5 Coast District lying within the boundaries of District Lot 6547, PID 012-839-655.

Exhibit A-8: British Columbia Leased Real Property
and Unpatented Claims
Legal Description of Davidson Mining Leases and Unpatented Claims

Tenure Number	Recorded Owner
243455	Donald Alexander Davidson
243475	Donald Alexander Davidson
243476	Donald Alexander Davidson
243477	Donald Alexander Davidson
243478	Donald Alexander Davidson
243479	Donald Alexander Davidson
501559	William Elmer Pfaffenberger
503063	William Elmer Pfaffenberger
503061	William Elmer Pfaffenberger
501731	William Elmer Pfaffenberger
509898	William Elmer Pfaffenberger
501577	Donald Alexander Davidson

Annex V
Idaho Property under Title Insurance
AMENDED SCHEDULE C
The land referred to in this commitment is situated in the Stats of Idaho, County of Custer and is described as follows:
PARCEL 1:
PATENTED LODE MINING CLAIMS, SURVEY NO. 3617, BAYHORSE MINING DISTRICT CUSTER COUNTY, IDAHO

CM#2	CM#3
CM#4	CM#5
CM#11	CM#12
CM#13	CM#14
CM#19	CM#20
CM#21
EMBRACING A PORTION OF SECTIONS 34 AND 35, TOWNSHIP 12 NORTH, RANGE 16 EAST, BOISE MERIDIAN, CUSTER COUNTY, IDAHO.
AND
A FRACTION OF SECTION 2 AND 3, TOWNSHIP 11 NORTH, RANGE 16 EAST, BOISE MERIDIAN, CUSTER COUNTY, IDAHO.
RECORDED AUGUST 30,1976 AS INSTRUMENT NO. 142801, RECORDS OF CUSTER COUNTY, IDAHO. PATENT NUMBER
11-76-0076
PARCEL 2:
PATENTED LODE MINING CLAIMS, SURVEY NO. 3650, BAYHORSE MINING DISTRICT, CUSTER COUNTY, IDAHO
DEBIT           DEBIT NO. 3
EMBRACING A PORTION OF SECTIONS 34 AND 35, TOWNSHIP 12 NORTH, RANGE 16 EAST, BOISE MERIDIAN, CUSTER COUNTY, IDAHO.
AND

Commitment No. 11756
AMENDED SCHEDULE C — Continued
PARCEL 2: - Continued
A PORTION OF SECTION 3, TOWNSHIP 11 NORTH, RANGE 16 EAST, BOISE MERIDIAN, CUSTER COUNTY, IDAHO.
RECORDED MAY 6, 1986 AS INSTRUMENT NO. 176719, RECORDS OF CUSTER COUNTY, IDAHO. PATENT NUMBER 11-86-0056
PATENTED MILL SITES, R.S. 2337, as amended 30 U.S.C. 42a; BAYHORSE MINING DISTRICT CUSTER COUNTY, IDAHO

MS-1-100	MS-1-101	MS-1-102
MS-1-103	MS-1-104	MS-1-112
MS-1-113	MS-1-114	MS-1-115
MS-1-116	MS-1-117	MS-1-122
MS-1-123	MS-1-124	MS-1-125
MS-1-126	MS-2-35	MS-2-36
MS-2-37	MS-2-38	MS-2-60
MS-2-61	MS-2-62	MS-2-68
MS-2-92	MS-2-93	MS-2-97
MS-2-98	MS-2-99	MS-2-100
MS-2-101	MS-2-127	MS-2-128
MS-12-3	MS-12-4	MS-12-5
MS-12-6	MS-12-7	MS-12-8
MS-12-9	MS-12-10	MS-12-11
MS-12-12	MS-12-13	MS-12-14
MS-12-15	MS-12-26	MS-12-27
MS-12-28	MS-12-29	MS-12-30
MS-12-36	MS-12-37
FURTHER DESCRIBED AS FOLLOWS:
TOWNSHIP 11 NORTH, RANGE 16 EAST, BOISE MERIDIAN, CUSTER COUNTY, IDAHO.
SECTION 1: W1/2NW1/4SW1/4SW1/4, S1/2SW1/4SW1/4, W1/2SW1/4SE1/4SW1/4, N1/2SW1/4SE1/4, E1/2SW1/4SW1/4SE1/4, SE1/4SW1/4SE1/4, W1/2NW1/4SE1/4SE1/4, SW1/4SE1/4SE1/4.
SECTION 2: NE1/4SW1/4NE1/4, E1/2SE1/4SW1/4NE1/4, W1/2SE1/4NE1/4, W1/2W1/2NE1/4SE1/4, E1/2SE1/4NW1/4SE1/4, E1/2NE1/4SW1/4SE1/4, N1/2SE1/4SE1/4, SE1/4SE1/4SE1/4.
SECTION 12: W1/2NE1/4NE1/4, N1/2NW1/4NE1/4, E1/2SW1/4NW1/4 NE1/4, SE1/4NW1/4NE1/4, E1/2NE1/4SW1/4 NE1/4, W1/2NW1/4SE1/4 NE1/4, N1/2NE1/4NW1/4, NE1/4NW1/4NW1/4, E1/2NW1/4 NW1/4 NW1/4,
RECORDED FEBRUARY 14,1985, AS INSTRUMENT NO. 173321, RECORDS OF CUSTER COUNTY, IDAHO. PATENT NUMBER 11-85-0023.

Commitment No. 11756
AMENDED SCHEDULE C — Continued
PARCEL 2: - Continued
PATENTED MILL SITES SITUATED IN THE BAYHORSE MINING DISTRICT, CUSTER COUNTY, IDAHO.

MS-1-L15	MS-1-L16	MS-1-L17
MS-1-L18	MS-1-L19	MS-1-L20
MS-1-27	MS-1-28	MS-1-29
MS-1-33	MS-1-38	MS-1-39
MS-1-59	MS-1-60	MS-1-61
MS-1-62	MS-1-63	MS-1-64
MS-1-67	MS-1-68	MS-1-69
MS-1-90	MS-l-91	MS-1-92
MS-1-93	MS-2-L5	MS-2-L6
MS-2-L7	MS-2-L8	MS-2-L9
MS-2-L10	MS-2-L18	MS-2-L19
MS-2-L20	MS-2-L21	MS-2-L22
MS-2-L23	MS-2-L24	MS-2-L25
MS-2-L26	MS-2-L27	MS-2-L28
MS-2-L29	MS-2-L30	MS-2-L31
MS-2-25	MS-2-57	MS-2-58
MS-2-59	MS-2-69	MS-2-70
MS-2-71	MS-2-72	MS-2-73
MS-2-74	MS-2-85	MS-2-86
MS-2-87	MS-2-88	MS-2-89
MS-2-90	MS-2-91	MS-2-102
MS-2-103	MS-2-104	MS-2-105
MS-2-106	MS-2-107	MS-2-108
MS-2-109	MS-2-110	MS-2-111
MS-2-112	MS-2-113	MS-2-114
MS-2-115	MS-2-115	MS-2-117
MS-2-118	MS-2-119	MS-2-120
MS-2-121	MS-2-122	MS-2-123
MS-2-124	MS-2-125	MS-2-126
MS-3-L8	MS-3-L9	MS-3-L10
MS-3-L11	MS-3-LI2	MS-3-L13
MS-3-L14	MS-3-L15	MS-3-L16
MS-3-L17	MS-3-L18	MS-3-L19
MS-3-L20	MS-3-L21	MS-3-L22
MS-3-L23	MS-3-20	MS-3-21
MS-3-22	MS-3-23	MS-3-24
MS-3-36	MS-3-37	MS-3-38
MS-3-39	MS-3-40	MS-3-41

Commitment No. 11756
AMENDED SCHEDULE C — Continued
PARCEL 2: —Continued

MS-3-42	MS-3-43	MS-3-44
MS-3-45	MS-3-46	MS-3-49
MS-3-50	MS-3-51	MS-3-52
MS-3-53	MS-3-54	MS-3-55
MS-3-56	MS-3-57	MS-3-58
MS-3-59	MS-3-60	MS-3-61
MS-3-67	MS-3-68	MS-3-69
MS-3-70	MS-3-71	MS-3-72
MS-3-73	MS-3-74	MS-3-75
MS-3-76	MS-3-94	MS-3-95
MS-3-96	MS-3-97	MS-3-128
MS-4-65	MS-4-66	MS-4-94
MS-4-95	MS-6-L16	MS-6-L17
MS-6-L18	MS-6-L19	MS-6-L20
MS-6-L21	MS-6-L22	MS-6-L23
MS-6-L25	MS-6-18	MS-6-19
MS-6-20	MS-6-21	MS-6-22
MS-6-23	MS-6-24	MS-6-25
MS-6-26	MS-6-27	MS-6-43
MS-6-44	MS-6-45	MS-6-46
M8-6-47	MS-6-51	MS-6-52
M8-6-53	MS-6-54	MS-11-1
MS-11-2	MS-11-3	MS-11-4
MS-11-5	MS-11-6	MS-11-7
MS-11-8	MS-11-9	MS-11-10
MS-11-24	MS-11-25	MS-11-26
MS-11-27	MS-11-28	MS-11-29
MS-11-30	MS-11-31	MS-11-32
MS-11-35	MS-11-36	MS-11-37
MS-11-38	MS-11-39	MS-11-87
MS-25-87	MS-25-88	MS-25-103
M8-25-104	MS-25-105	MS-25-106
M8-25-121	MS-25-122	MS-25-123
MS-25-124	MS-31-L3	MS-31-L4
MS-3 t-L5	MS-31-L6	MS-31-L7
MS-31-L8	MS-31-47	MS-31-50
MS-31-51	MS-31-52	MS-31-76
M8-31-77	MS-31-78	MS-31-79
MS-31-82	MS-31-83	MS-31-84
MS-31-85	MS-31-86	MS-31-106

Commitment No. 11756
AMENDED SCHEDULE C — Continued
PARCEL 2: —Continued

MS-31-107	MS-31-108	MS-31-109
MS-31-110	MS-31-111	MS-31-114
MS-31-115	MS-31-116	MS-31-117
MS-31-118	MS-31-119	MS-31-120
Mlg-34-L2	MS-34-L6	MS-34-L8
MS-34-28	MS-34-29	MS-34-30
MS-34-31	MS-34-32	MS-34-33
MS-34-34	MS-34-35	MS-34-36
MS-34-37	MS-34-38	MS-34-39
MS-34-40	MS-34-41	MS-34-42
M8-34-43	MS-34-51	MS-34-52
MS-34-53	MS-34-54	MS-34-55
M8-34-56	MS-34-57	MS-34-58
M8-34-59	MS-34-60	MS-34-61
M8-34-62	MS-34-63	MS-34-64
M8-34-65	MS-34-66	MS-34-67
MS-34-68	MS-34-69	MS-34-70
MS-34-71	MS-34-72	MS-34-73
M8-34-74	MS-34-75	MS-34-76
MS-34-77	MS-34-78	MS-34-79
MS-34-82	MS-34-83	MS-34-84
MS-34-85	MS-34-86	MS-34-87
MS-34-88	MS-34-89	MS-34-90
M8-34-91	MS-34-92	MS-34-103
MS-34-104	MS-34-105	MS-34-106
MS-34-107	MS-34-108	MS-34-109
MS-34-110	MS-34-111	MS-34-116
MS-34-117	MS-34-118	MS-34-119
MS-34-120	MS-34-121	MS-34-122
MS-35-13	MS-35-L4	MS-35-14
MS-35-15	MS-35-16	MS-35-17
MS-35-18	MS-35-19	MS-35-20
MS-35-45	MS-35-46	MS-35-47
MS-35-48	MS-35-49	MS-35-50
MS-35-79	MS-35-80	MS-35-81
MS-35-82	MS-35-83	MS-35-84
MS-35-85	MS-35-86	MS-35-87
MS-35-88	MS-35-104	MS-35-105
MS-35-106	MS-35-107	MS-35-108
M$-35-109	MS-35-110	MS-35-111

Commitment No. 11756
AMENDED SCHEDULE C — Continued
PARCEL 2: — Continued

MS-35-114	MS-35-115	MS-35-116
MS-35-117	MS-35-118	MS-35-1I9
MS-35-120	MS-36-3	MS-36-4
MS-36-5	MS-36-6	MS-36-7
MS-36-8	MS-36-26	MS-36-27
MS-36-28	MS-36-29	MS-36-30
MS-36-31	MS-36-32	MS-36-33
MS-36-34	MS-36-35	MS-36-36
MS-36-37	MS-36-38	MS-36-39
MS-36-58	MS-36-59	MS-36-60
MS-36-61	MS-36-62	MS-36-63
MS-36-64	MS-36-65	MS-36-66
MS-36-67	MS-36-68	MS-36-69
MS-36-70	MS-36-71	MS-36-86
MS-36-87	MS-36-88	MS-36-89
MS-36-90	MS-36-91	MS-36-92
MS-36-93	MS-36-94	MS-36-95
MS-36-96	MS-36-97	MS-36-98
MS-36-99	MS-36-100	MS-36-101
MS-36-102	MS-36-103	MS-36-104
MS-36-105	MS-36-106	MS-36-119
MS-36-120	MS-36-121	MS-36-122
MS-36-123	MS-36-124	MS-36-125
MS-36-126	MS-36-127	MS-36-128
THOSE PORTIONS OF THE ABOVE DESCRIBED MILLSITES FURTHER DESCRIBED AS FOLLOWS:
TOWNSHIP 11 NORTH, RANGE 16 EAST, BOISE MERIDIAN, CUSTER COUNTY, IDAHO

SECTION 1:	Lots 15 to 20, inclusive, NW¼SW¼NE¼NE¼, SE¼NW¼NE¼, W½NE¼SW¼NE¼, E½NW¼SW¼NE¼, SE¼SW¼NE¼, SE¼NE¼SE¼NE¼, SW¼SE¼NE¼, NE¼SE¼SE¼NE¼, S½SE¼SE¼NE¼, NW¼NE¼SE¼, W½SW¼NE¼SE¼, E½NE¼NW¼SE¼, E½SW¼NW¼SE¼, SE¼NW¼SE¼

SECTION 2:	Lots 5 to 10, inclusive and Lots 18 to 31, inclusive, W½SW¼NW¼NE¼, SW¼SW¼NE¼, W½SE¼SW¼NE¼, NE¼NE¼SW¼, S½NE¼SW¼, S½SW¼, N½NW¼SE¼, SW¼NW¼SE¼, W½SE¼NW¼SE¼, W½NE¼SW¼SE¼, W½SW¼SE¼, SE¼SW¼SE¼, SW¼SE¼SE¼

Commitment No. 11756
AMENDED SCHEDULE C — Continued
PARCEL 2: — Continued

SECTION 3:	Lots 8 to 23, inclusive, SW¼NE¼, W½W½SE¼NE¼, S½NE¼NW¼, E½E½SE¼NW¼NW¼, E½NE¼SW¼NW¼, E½W½NE¼SW¼NW¼, E½SW¼SW¼NW¼, SW¼SW¼SW¼NW¼, SE¼SW¼NW¼, SE¼NW¼, NE¼NE¼SW¼, N½NW¼NE¼SW¼, NW¼NE¼SE¼, E½SW¼NE¼SE¼, SE¼NE¼SE¼, N½NW¼SE¼, E½E½E½SE¼SE¼

SECTION 4:	NE1/4NE1/4NE1/4SE1/4, W1/2NE1/4NE1/4SE1/4, E1/2SW1/4NE1/4SE1/4, NW1/4SE1/4NE1/4SE1/4

SECTION 11:	N1/2NE1/4NE1/4, SW1/4NE1/4NE1/4, N1/2SE1/4NE1/4NE1/4, NW1/4NE1/4, NE1/4SW1/4NE1/4, E1/2NW1/4SW1/4NE1/4, N1/2NW1/4SE1/4NE1/4, NE1/4NE1/4NW1/4, E1/2SE1/4NE1/4NW1/4, W1/2SE1/4NE1/4SW1/4
TOWNSHIP 11 NORTH, RANGE 17 EAST, BOISE MERIDIAN, CUSTER COUNTY, IDAHO

SECTION 6:	Lots 16 to 23 inclusive, and Lot 25, SW¼NW¼NE¼, W½SE¼NW¼NE¼, S½NE¼NW¼, E½SW¼NW¼NW¼, SE¼NW¼NW¼, NE¼SW¼NW¼, E½NW¼SW¼NW¼, SE¼SW¼NW¼, W½SE¼NW¼
TOWNSHIP 12 NORTH, RANGE 16 EAST, BOISE MERIDIAN, CUSTER COUNTY, IDAHO

SECTION 25:	SE1/4NE1/4SW1/4, NE1/4SE1/4SW1/4, W1/2NW1/4SW1/4SE1/4, SE1/4NW1/4SW1/4SE1/4, S1/2SW1/4SE1/4

SECTION 34:	Lots 2, 6 & 8, SW1/4SW1/4NE1/4NE1/4, E1/2SW1/4NE1/4NE1/4, SE1/4NE1/4NE1/4, SE1/4SE1/4NW1/4NE1/4, S1/2NE1/4, E1/2W1/2SE1/4SW1/4NW1/4, E1/2SE1/4SW1/4NW1/4, SW1/4NE1/4SE1/4NW1/4, SE1/4NW1/4SE1/4NW1/4, S1/2SE1/4NW1/4, E1/2NE1/4SE1/4NW1/4, NE1/4SW1/4, E1/2NW1/4SW1/4, SE1/4NW1/4NW1/4SW1/4, E1/2SW1/4NW1/4SW1/4NE1/4 SW1/4SW1/4, NE1/4NW1/4SW1/4SW1/4, E1/2SE1/4SW1/4SW1/4, SE1/4SW1/4N1/2NE1/4SE1/4, NW1/4SE1/4, W1/2SW1/4SE1/4

SECTION 35:	Lots 3 and 4, SW1/4NE1/4NW1/4NW1/4, S1/2NW1/4NW1/4NW1/4, S1/2NW1/4NW1/4, NE1/4NE1/4SW1/4NW1/4, W1/2NE1/4SW1/4NW1/4, W1/2SW1/4NW1/4, S1/2NE1/4SW1/4, NW1/4NW1/4SW1/4, S1/2NW1/4SW1/4, E1/2SW1/4SW1/4, E1/2W1/2SW1/4SW1/4, SE1/4SW1/4, NW1/4NW1/4SW1/4SE1/4

Commitment No. 11756
AMENDED SCHEDULE C — Continued
PARCEL 2: — Continued

SECTION 36:	NW1/4NE1/4NE1/4, S1/2NE1/4NE1/4, E1/2NW1/4NE1/4, NW1/4NW1/4NE1/4, E1/2SW1/4NE1/4, E1/2SW1/4NW1/4NE1/4, E1/2W1/2SW1/4NE1/4, SE1/4NE1/4, E1/2SW1/4NE1/4SW1/4, SE1/4NE1/4SW1/4, E1/2SE1/4SW1/4, NE1/4SE1/4, NE1/4NW1/4SE1/4, E1/2NW1/4NW1/4SE1/4, S1/2NW1/4SE1/4, S1/2SE1/4
TOWNSHIP 12 NORTH, RANGE 17 EAST, BOISE MERIDIAN, CUSTER COUNTY, IDAHO.

SECTION 31:	Lots 3 to 8, inclusive, SE1/4NW1/4SW1/4NW1/4, E1/2SW1/4SW1/4NW1/4, SE1/4SW1/4NW1/4, E1/2SW1/4NE1/4SW1/4, W1/2W1/2NE1/4SW1/4, E1/2W1/2W1/2SW1/4, E1/2W1/2SW1/4, W1/2SE1/4SW1/4, W1/2NE1/4SE1/4SW1/4, SE1/4SE1/4SW1/4
RECORDED OCTOBER 11, 2000, AS INSTRUMENT NO. 221783, RECORDS OF CUSTER COUNTY, IDAHO. PATENT NUMBER
11-2000-0024
PARCEL 3:
MILL SITES, BAYHORSE MINING DISTRICT, CUSTER COUNTY, IDAHO

MS-34-L3	MS-34-L4	MS-34-L5
MS-34-L7	MS-34-93	MS-34-94
MS-34-101	MS-34-102
FURTHER DESCRIBED AS FOLLOW:
TOWNSHIP 12 NORTH, RANGE 16 EAST, BOISE MERIDIAN, CUSTER COUNTY, IDAHO.
SECTIONS 34, LOTS 3, 4, 5 AND 7, SW1/4NE1/4SE1/4, NE1/4SW1/4SE1/4.
RECORDED FEBRUARY 9, 2006, AS INSTRUMENT NO. 233333, RECORDS OF CUSTER COUNTY, IDAHO.

Schedule 1.01(b) — Subsidiary Guarantors
Subsidiary Guarantors

Subsidiary Guarantors	State of Formation
Blue Pearl Mining Inc.	British Columbia
Thompson Creek Metals Company	Colorado
Thompson Creek Mining Co.	Colorado
Langeloth Metallurgical Company LLC	Colorado
Cyprus Thompson Creek Mining Company	Nevada
Long Creek Mining Company	Nevada
Patent Enforcement and Royalties of New Jersey, Ltd.	New Jersey

Schedule 3.03- Governmental Approvals; Compliance with Laws
NIL

Schedule 3.06(c) — Violations or Proceedings
NIL

Schedule 3.09-
1.
2.
3.
4.
5.
6.
7.
8.
9.
10.
11.
12.
13.

14.
15.
16.
17.
18.
19.
20.
21.
22.
23.
24.
25.
26.
27.

28.
29.
30.
31.
32.
33.
34.
35.
36.
37.
38.

Schedule 3.18(b)(i) - Environmental Matters
•	The United States Department of Agriculture, Forest Service, Region Four issued the Cyprus Thompson Creek Mining Company a Unilateral Administrative Order, executed in October 2005, that requires the company to remediate the Tungsten Jim Mine Site. According to the July 12, 2006 Preliminary Letter Report on Thompson Creek Due Diligence prepared by Rescan Environmental Services Ltd. (the “Rescan Report”), the company has started the field evaluation, and it is anticipated the cleanup will be completed in 2007.
Schedule 3.18(b)(ii)
•	The United States Department of Agriculture, Forest Service, Region Four issued the Cyprus Thompson Creek Mining Company a Unilateral Administrative Order, executed in October 2005, that requires the company to remediate the Tungsten Jim Mine Site. According to the July 12, 2006 Preliminary Letter Report on Thompson Creek Due Diligence prepared by Rescan Environmental Services Ltd. (the “Rescan Report”), the company has started the field evaluation, and it is anticipated the cleanup will be completed in 2007.

•	According to the Rescan Report, an additional cash security bonding of $8 million may be required in 2007 to satisfy bonding and reclamation requirements associated with the Thompson Creek Mine.

Schedule 3.19 — Insurance
See Attached.

ACORD™ CERTIFICATE OF LIABILITY INSURANCE

10/01/2007

DATE (MM/DD/YY) 10/18/2006

PRODUCER
Lockton Companies
8110 E Union Avenue
Suite 700
Denver CO 80237
(303) 414-6000

THIS CERTIFICATE IS ISSUED AS A MATTER OF INFORMATION ONLY AND CONFERS NO RIGHTS UPON THE CERTIFICATE HOLDER. THIS CERTIFICATE DOES NOT AMEND, EXTEND OR ALTER THE COVERAGE AFFORDED BY THE POLICIES BELOW.

INSURED
1051407
Thompson Creek Metals Company
and all subsidiaries
945 W. Kenyon Ave.
Englewood, CO 80110

INSURERS AFFORDING COVERAGE

INSURER A:	GREAT NORTHERN INSURANCE CO.
INSURER B:	FEDERAL INSURANCE COMPANY
INSURER C:	FACTORY MUTUAL INSURANCE CO
INSURER D:	STATE FUNDS
INSURER E:	

COVERAGES 8THOC28 PP

INSR LTR	TYPE OF INSURANCE	POLICY NUMBER	POLICY EFFECTIVE DATE (MM/DD/YY)	POLICY EXPIRATION DATE (MM/DD/YY)	LIMITS	
A	**GENERAL LIABILITY** X COMMERCIAL GENERAL LIABILITY CLAIMS MADE X OCCUR GEN'L AGGREGATE LIMIT APPLIES PER: X POLICY / PRO-JECT / LOC	35775540	10/01/2006	10/01/2007	EACH OCCURRENCE	$ 1,000,000
					FIRE DAMAGE (Any one fire)	$ 1,000,000
					MED EXP (Any one person)	$ 10,000
					PERSONAL & ADV INJURY	$ 1,000,000
					GENERAL AGGREGATE	$ 2,000,000
					PRODUCTS - COMP/OP AGG	$ 1,000,000
B	**AUTOMOBILE LIABILITY** X ANY AUTO ALL OWNED AUTOS SCHEDULED AUTOS X HIRED AUTOS X NON-OWNED AUTOS	73513924	10/01/2006	10/01/2007	COMBINED SINGLE LIMIT (Ea accident)	$ 1,000,000
					BODILY INJURY (Per person)	$ XXXXXXX
					BODILY INJURY (Per accident)	$ XXXXXXX
					PROPERTY DAMAGE (Per accident)	$ XXXXXXX
	GARAGE LIABILITY ANY AUTO	NOT APPLICABLE			AUTO ONLY - EA ACCIDENT	$ XXXXXXX
					OTHER THAN AUTO ONLY: EA ACC	$ XXXXXXX
					AGG	$ XXXXXXX
B	**EXCESS LIABILITY** X OCCUR CLAIMS MADE DEDUCTIBLE X UMBRELLA FORM X RETENTION $ 10,000	7984-38-04	10/01/2006	10/01/2007	EACH OCCURRENCE	$ 25,000,000
					AGGREGATE	$ 25,000,000
						$ XXXXXXX
						$ XXXXXXX
						$ XXXXXXX
D	**WORKERS COMPENSATION AND EMPLOYERS' LIABILITY**	SEE ATTACHED			X WC STATU-TORY LIMITS / OTH-ER	
					E.L. EACH ACCIDENT	$ 1,000,000
					E.L. DISEASE - EA EMPLOYEE	$ 1,000,000
					E.L. DISEASE - POLICY LIMIT	$ 1,000,000
C	**OTHER** Property/Business Interruption/Extra Expense	FM326	10/01/2006	10/01/2007	Limit: $1,000,000,000 Replacement Cost	

DESCRIPTION OF OPERATIONS/LOCATIONS/VEHICLES/EXCLUSIONS ADDED BY ENDORSEMENT/SPECIAL PROVISIONS

Certificate Holder is added as Additional Insured to the liability policies as required by written contract upon closing between Thompson Creek Metals Company and Blue Pearl Mining, Ltd. Certificate Holder is also added as Mortgagee A.T.I.M.A. per the attached Mortgagee Clause. A Schedule of insurance outlining Thompson Creek's insurance coverage is attached.

CERTIFICATE HOLDER X ADDITIONAL INSURED; INSURER LETTER: ____

CANCELLATION

SHOULD ANY OF THE ABOVE DESCRIBED POLICIES BE CANCELLED BEFORE THE EXPIRATION DATE THEREOF, THE ISSUING INSURER WILL ~~ENDEAVOR TO~~ MAIL 30 DAYS WRITTEN NOTICE TO THE CERTIFICATE HOLDER NAMED TO THE LEFT, ~~BUT FAILURE TO DO SO SHALL IMPOSE NO OBLIGATION OR LIABILITY OF ANY KIND UPON THE INSURER, ITS AGENTS OR REPRESENTATIVES.~~

AUTHORIZED REPRESENTATIVE

Charles M. McDaniel

ACORD 25-S (7/97)

For questions regarding this certificate, contact the number listed in the 'Producer' section above and specify the client code '8THOC28'.

© ACORD CORPORATION 1988

DATE (MM/DD/YY) ACORDTM CERTIFICATE OF LIABILITY INSURANCE 10/01/2007 10/18/2006 PRODUCER Lockton Companies THIS CERTIFICATE IS ISSUED AS A MATTER OF 8110 E Union Avenue ONLY AND CONFERS NO RIGHTS UPON THE Suite 700 CERTIFICATE HOLDER. THIS CERTIFICATE DOES Denver CO 80237 NOT AMEND, EXTEND OR ALTER THE COVERAGE (303) 414-6000 AFFORDED BY THE POLICIES BELOW. INSURERS AFFORDING COVERAGE INSURED 1051407 Thompson Creek Metals Company INSURER A: GREAT NORTHERN INSURANCE CO. and all subsidiaries INSURER B: FEDERAL INSURANCE COMPANY 945 W. Kenyon Ave. INSURER C: FACTORY MUTUAL INSURANCE CO Englewood, CO 80110 INSURER D: STATE FUNDS INSURER E: COVERAGES 8THOC28 PP THIS CERTIFICATE OF INSURANCE DOES NOT CONSTITUTE A CONTRACT BETWEEN THE ISSUING INSURER(S). AUTHORIZED REPRESENTATIVE OR PRODUCER AND THE CERTIFICATE HOLDER. THE POLICIES OF INSURANCE LISTED BELOW HAVE BEEN ISSUED TO THE INSURED NAMED ABOVE FOR THE POLICY PERIOD INDICATED. NOTWITHSTANDING ANY REQUIREMENT, TERM OR CONDITION OF ANY CONTRACT OR OTHER DOCUMENT WITH RESPECT TO WHICH THIS CERTIFICATE MAY BE ISSUED OR MAY PERTAIN, THE INSURANCE AFFORDED BY THE POLICIES DESCRIBED HEREIN IS SUBJECT TO ALL THE TERMS, EXCLUSIONS AND CONDITIONS OF SUCH POLICIES. AGGREGATE LIMITS SHOWN MAY HAVE BEEN REDUCED BY PAID CLAIMS. INSR LTR TYPE OF INSURANCE POLICY NUMBER POLICY EFFECTIVE POLICY EXPIRATION DATE (MM/DD/YY) DATE (MM/DD/YY) LIMITS GENERAL LIABILITY COMMERCIAL GENERAL LIABILITY 35775540 10/01/2006 10/01/2007 EACH OCCURRENCE $1,000,000 A CLAIMS MADE OCCURE FIRE DAMAGE (Any one fire) $1,000,000 GEN’L AGGREGATE LIMIT APPLIES PER: POLICY PROJECT LOC MED EXP (Any one person) $10,000 PERSONAL & ADV INJURY $1,000,000 GENERAL AGGREGATE

Account No. 1-07570 Policy No. FM326
7.	LENDERS LOSS PAYEE AND MORTGAGEE INTERESTS AND OBLIGATIONS
A.	The Company will pay for loss to specified property insured under this Policy to each specified Lender Loss Payee (hereinafter referred to as Lender) as its interest may appear, and to each specified Mortgagee as its interest may appear, under all present or future mortgages upon such property, in order of precedence of the mortgages.

B.	The interest of the Lender or Mortgagee (as the case may be) in property insured under this Policy will not be invalidated by:
1)	any act or neglect of the debtor, mortgagor, or owner (as the case may be) of the property.

2)	foreclosure, notice of sale, or similar proceedings with respect to the property.

3)	change in the title or ownership of the property.

4)	change to a more hazardous occupancy.
The Lender or Mortgagee will notify the Company of any known change in ownership, occupancy, or hazard and, within 10 days of written request by the Company, may pay the increased premium associated with such known change. If the Lender of Mortgagee fails to pay the increased premium, all coverage under this Policy will cease.

C.	If this Policy is cancelled at the request of the Insured or its agent, the coverage for the interest of the Lender or Mortgagee will terminate 10 days after the Company sends to the Lender or Mortgagee written notice of cancellation, unless:
1)	sooner terminated by authorization, consent, approval, acceptance, or ratification of the Insured’s action by the Lender or Mortgagee, or its agent.

2)	this Policy is replaced by the Insured, with a policy providing coverage for the interest of the Lender or Mortgagee, in which event coverage under this Policy with respect to such interest will terminate as of the effective date of the replacement policy, notwithstanding any other provision of this Policy.
D.	The Company may cancel this Policy and/or the interest of the Lender or Mortgagee under this Policy, by giving the Lender or Mortgagee written notice 60 days prior to the effective date of cancellation, if cancellation is for any reason other than non-payment. If the debtor, mortgagor, or owner has failed to pay any premium due under this Policy, the Company may cancel this Policy for such non-payment, but will give the Lender or Mortgagee written notice 10 days prior to the effective date of cancellation. If the Lender or Mortgagee fails to pay the premium due by the specified cancellation date, all coverage under this Policy will cease.

E.	The Company has the right to involve this Policy’s SUSPENSION clause. The suspension of insurance will apply to the interest of the Lender or Mortgagee in any machine, vessel, or part of any machine or vessel, subject to the suspension. The Company will provide the Lender or Mortgagee at the last known address a copy of the suspension notice.

Account No. 1-07570 Policy No. FM326
F.	If the Company pays the Lender or Mortgagee for any loss, and denies payment to the debtor, mortgagor or owner, the Company will, to the extent of the payment made to the Lender or Mortgagee be subrogated to the rights of the Lender or Mortgagee under all securities held as collateral to the debt or mortgage. No subrogation will impair the right of the Lender or Mortgagee to sue or recover the full amount of its claim. At its option, the Company may pay to the Lender or Mortgagee the whole principal due on the debt or mortgage plus any accrued interest. In this event, all rights and securities will be assigned and transferred from the Lender or Mortgagee to the Company, and the remaining debt or mortgage will be paid to the Company.

G.	If the Insured fails to render proof of loss, the Lender or Mortgagee, upon notice of the Insured’s failure to do so, will render proof of loss within 60 days of notice and will be subject to the provisions of this Policy relating to APPRAISAL, SETTLEMENT OF CLAIMS, and SUIT AGAINST THE COMPANY.

H.	Other provisions relating to the interests and obligations of the Lender or Mortgagee may be added to this Policy by agreement in writing.

Thompson Creek Metals Co., LLC
Schedule of Insurance
October 1, 2006 to October 1, 2007
Except: Special Crime 10/1/04 to 10/01/07

Property	FM Global	FM326	10/01/06-	$1,000,000,000	Policy Limit- includes
Coverage			10/01/07		Real Property, Contents & Stationary Equipment
Mobile Equipment
Stock
Business Income
				$10,000,000	Extra Expense and Expediting Costs
				$10,000,000	Miscellaneous Unscheduled Locations
				$100,000,000	Flood
				$100,000,000	Earthquake except $5,000,000 Pacific Northwest Seismic Zone

Deductible except
				$250,000	Data, Programs and Software on a Combined Property
				2 Days	Damage and Time Element Basis ($250,000 minimum)
Combined Gross Earnings, Extra Expense
				15 Days Value	Service Interruption
				24 Hours	Data, Programs and Software Coverage when loss or
				48 Hours	Damage is caused by Malicious Introduction of a Machine Code or Instruction

General Liability	Great Northern Insurance	35775540	10/01/06 -	$2,000,000	Bodily Injury & Property Damage Aggregate Limit
	Company		10/01/07	$1,000,000	Products/Completed Operations Aggregate Limit
	(Chubb Insurance Group)			$1,000,000	Personal & Advertising Injury
				$1,000,000	Bodily Injury & Property Damage Occurrence Limit
				$1,000,000	Fire Legal Liability
				$10,000	Medical Expense Payments
				$1,000,000	Employee Benefits E&O Aggregate Limit
				$1,000,000	Employee Benefits E&O Each Claim Limit
Employee Benefits E&O Retro Date:10/1/1994
				$10,000	BI and PD Deductible
				$1,000	Employee Benefits E&O Deductible

Canadian General	Chubb Insurance Co. of	37110775	10/01/06-	$2,000,000	Bodily Injury & Property Damage Aggregate Limit
Liability	Canada		10/01/07	$1,000,000	Products/Completed Operations Aggregate Limit
				$1,000,000	Personal & Advertising Injury
				$1,000,000	Bodily Injury & Property Damage Occurrence Limit
				$100,000	Fire Legal Liability
				$10,000	Medical Expense Payments
				$1,000,000	Employee Benefits E&O Aggregate Limit
				$1,000,000	Employee Benefits E&O Each Claim Limit
					Employee Benefits E&O Retro Date: 10/1/1994
				$1,000,000	Non-owned Auto Liability
				$1,000,000	Fire Fighting Expense
				$80,000	Hired Physical Damage
				$1,000,000	Employer’s Liability

				$2,500	BI and PD Deductible
				$1,000	Employee Benefits E&O Deductible

Automobile	Federal Insurance Company	7351-39-24	10/01/06-	$1,000,000	Bodily Injury/Property Damage; Combined Single Limit
	(Chubb Insurance Group)		10/01/07	Statutory	Personal Injury Protection (PIP)
				$5,000	Medical Payments (per person)
				$1,000.000	Uninsured Motorist/Underinsured Motorist
				$1,000	Physical Damage Deductible for Owned and Hired autos 2002 and newer

Foreign Liability	Great Northern Insurance	73232442	10/01/06-	$1,000,000	Per Occurrence - Bodily Injury or Property Damage
	Company		10/01/07	$1,000,000	Personal and Advertising Injury
	(Chubb Insurance Group)			$1,000,000	Aggregate - Products/Completed Operations
				$1,000,000	Property Damage to Rented or Occupied Premises
				$50,000	Medical Expense - Each Accident

Umbrella	Federal Insurance Company	79843804	10/01/06-	$25,000,000	Limit
	(Chubb Insurance Group)		10/01/07	$10,000	Self-Insured Retention

Canadian Umbrella	Chubb Insurance Co. of Canada	37112588	10/01/06-	$25,000,000	Limit
			10/01/07	$0	Self-Insured Retention

Excess	Westchester Fire Insurance	G2200962A002	10/01/06-	$25,000,000	Limit excess of $25,000,000
Umbrella			10/01/07

Workers’	Pinnacol - CO	4049021	10/01/06-	Coverage A	Statutory Limits
Compensation	State Insurance Fund - PA	04443582	10/01/07	Coverage B
	State Insurance Fund - ID	578506		$1,000,000	Bodily Injury by Accident
				$1,000,000	Bodily Injury by Disease (policy limit)
				$1,000,000	Bodily Injury by Disease (each employee)

Ocean	Federal Insurance Company	FO47326	10/01/06-	$6,000,000	Any one Conveyance including Aircraft
Cargo	(Chubb Insurance Group)		10/01/07	$6,000,000	Property on Deck
				$2,000,000	Warehouse
				$1,000	Any one Package by Mail/Parcel Port
				$500,000	Goods shipped via barge as principal conveyance
				$2,500	Deductible per Bill of Lading

Inland Marine	Federal Insurance Company	6635665	10/01/06-	$2,000,000	Per Truck
	(Chubb Insurance Group)		10/01/07	$2,000,000	Per Accident

				$2,500	Deductible

Special Crime	Liberty Insurance	183346-014	10/01/04	$5,000,000	Each Loss Limit
(K&R)	Underwriters		to 10/01/07

Liability Insurance
Endorsement

Policy Period	From: August-16-2005	To: December-31-2006
Effective Date	August 16, 2005
Policy Number	37111569
Insured	Blue Pearl Mining Ltd.

Name of Company	Chubb Insurance Company of Canada
Date Issued	October 18, 2006
This Endorsement applies to the following forms:
All Applicable Liability Insurance Contracts

Under Who Is Insured, the following provision is added:

Who Is Insured

Mortgagee, Assignee, Or Receiver	Any person or organization designated below is an insured but only with respect to their liability as mortgagee, assignee, or receiver arising out of your ownership, maintenance, or use of the premises designated below.

No person or organization designated below is an insured with respect to liability arising out of any structural alterations, new construction or demolition operations at the premises designated below performed by or for such person or organization.

Designated Mortgagee, Assignee Or Receiver:
UBS AG, Stamford Branch,
(as Collateral Agent under each of the First and Second Lien Credit Agreements
677 Washington Blvd. Stamford, CT 06901

All other terms and conditions remain unchanged.

President

Liability Insurance	Additional Insured - Mortgagee, Assignee, Or Receiver

Form CE 80-02-2303 (Rev. 01/01)	Endorsement	Page 1 of 1

Energy Industries Insurance Coverage Property Insurance
Endorsement

Policy Period	From: January-01-2006	To: January-01-2007
Effective Date	January 1, 2006
Policy Number	37110782
Insured	Glencairn Gold Corporation (See Form 42-02-1599)

Name of Company	Chubb Insurance Company of Canada
Date Issued	October 17, 2006

Loss Payee	Loss, if any, to be adjusted only with the insured and payable to the insured and the loss payee, for the property identified below.

Loss Payee

UBS AG, Stamford Branch,
As Collateral Agent under each of the First and Second Lien Credit Agreements
677 Washington Blvd. Stamford, CT 06901

All other terms and conditions remain unchanged.

President

Energy Industries Property Insurance	Loss Payee

Form CE 42-02-0201 (Rev. 05/00)	Endorsement	Page 1 of 1

October 24, 2006
Insurance Coverage Summaries
Blue Pearl Mining Ltd.
MARSH
Marsh & McLennan Companies

Insurance Coverage Summaries	Blue Pearl Mining Ltd.

Contents

1. Blue Pearl Mining Insurance Program	1

Marsh	i

Insurance Coverage Summaries	Blue Pearl Mining Ltd.
Blue Pearl Mining Insurance Program
* All figures in USD, unless specified otherwise.

	Line of Insurance	Insured	Insurer	Policy Number	Policy Period	Territorial Limits	Limits of Liability	Deductible	Additional Insured	Major Exclusions

	Commercial General Liability	Blue Pearl Mining Ltd.	Chubb Insurance Company of Canada	37111569	16/08/05 - 31/12/06	Worldwide	$1,000,000 per occurrence/ $5,000,000 in annual aggregate	$5,000. per occurrence	UBS AG, Stamford Branch is added as an insured; see endorsement for support of this.	- Professional Liability - Terrorism - Non-owned Aircraft
1. Blue Pearl Insurance policies	Umbrella Coverage	Blue Pearl Mining Ltd.	Chubb Insurance Company of Canada	76427577	16/08/05 - 31/12/06	Worldwide	$4,000,000 per occurrence and in annual aggregate.	Nil	UBS, AG, Stamford Branch is added as an insured (per clause under “who is an insured” of Chubb umbrella form - Other persons or organization qualifying as an insured in underlying insurance.)

	Directors’ and Officers Liability	Blue Pearl Mining Ltd.	American Home Assurance	751 60 61	18/08/05 - 31/12/06	Worldwide	$5,000,000 each loss and policy period (in CDN) (Note *7)	$50,000 each claims except $100,000 for Securities Claim		- Major Shareholders Exclusion - 10% - Professional E&O Exclusion - US Securities Exclusion - Failure to Effect and/or Maintain Insurance Exclusion
	Office Content Property Coverage	Blue Pearl Mining Ltd.	Chubb Insurance Company of Canada	37110782	01/01/06 - 01/01/07	Vancouver Office Only	$185,500 per occurrence (in CDN)	$ 2,500	UBS AG, Stamford Branch is added as a Loss Payee; see endorsement for support of this.

2. Thompson Creek Metals Company Insurance Policies	Property	Thompson Creek Metals Company	FM Global	FM326	01/10/06 - 01/1007	ID, PA, BC, CO	$ 1,000,000,000	$250,000 15 days Bl	Please see note *1
	Marine Cargo	Thompson Creek Metals Company.	Federal Insurance Company	F047326	01/10/05 - 01/1006 (Note *4)	World Wide	$ 4,000,000	$2,500	Please see note *1	- Delay - War/ Nuclear - Strike

	Property in Transit	Thompson Creek Metals Company.	Federal Insurance Company	6635665	01/10/05 - 01/1006 (Note *4)	Continental US, Canada, Hawaii, PR	$ 2,000,000	$ 2,500	Please see note *1	- Governmental Acts - War/ Nuclear - Wear and Tear - Inadequate or insufficient parking
	Commercial General Liability	Thompson Creek Metals Company.	Great Northern Insurance Company/ Chubb Insurance Company of Canada	35775540 (Domestic 35711075 (Canada))	01/10/06 - 01/1007	US/Canada	$1,000,000 per occurrence/ $2,000,000 in aggregate	$ 10,000	Please see note *;2	- Pollution -War - Withdrawal, recall, ext - Bodily damage to employee.
	Foreign (GL	Thompson	Great Northern	73232442	01/10/05 -	World Wide	$1,000,000 per occurrence		Please see note *2	- Workers’ compensation and

Marsh	1

Insurance Coverage Summaries	Blue Pearl Mining Ltd.

Automobile, Workers Comp.)	Creek Metals Company.	Insurance Company		01/1006 (Note *4)		and in aggregate			employer’s liability
Automobile	Thompson Creek Metals Company.	Federal Insurance Company	7351-39-24	01/10/06 - 01/1007		$ 1,000,000	$1,000	Please see note *2	- workers’ compensation - war - terrorism - wear and tear
Umbrella	Thompson Creek Metals Company.	Federal Insurance Company	7984-38-04	01/10/06 - 01/1007		$25,000,000 per occurrence and in aggregate excess of underlying		Please see note *2	- Damage to real or personal property in the care, custody or control of the insured. - Pollution except Hostile fire
Umbrella	Thompson Creek Metals Company.	Chubb Insurance Company of Canada	37112588	01/10/05 - 01/1006(Note *4)		$25,000,000 per occurrence and in aggregate excess of underlying		Please see note *2	- Damage to real or personal property in the care, custody or control of the insured. - Pollution except Hostile fire
Excess Liability	Thompson Creek Metals Company.	Westchester Fire Insurance Company	G2200962A 001	01/10/05 - 01/1006 (Note *4)		$25,000,000 per occurrence and in aggregate excess of $25,000,000.		Please see note *2	- Damage to real or personal property in the care, custody or control of the insured. - Pollution except Hostile fire
Forefront-Employment Practices Liability	Thompson Creek Metals Company.	Federal Insurance Company	8170-2567	01/10/05 - 01/1006 (Note *5)		$ 5,000,000	$100,000
(Note *3)
Forefront-Crime	Thompson Creek Metals Company.	Federal Insurance Company	8170-2567	01/10/05 - 01/1006 (Note *5)		$5,000,000 Employee Theft, $1,000,000 premise/ In transit	$10,000	Please see note *2	- Loss of Trade Secrete - War/ Nuclear/ Terrorism - Loss of income not realized
(Note *3)
Forefront-Fiduciary Liability	Thompson Creek Metals Company.	Federal Insurance Company	8170-2567	01/10/05 - 01/1006 (Note *5)	Worldwide	$ 3,000,000	0		- Libel or slander - Bodily injury or property damage - Failure to comply with any workers’ compensation, unemployment, social security, disability, or similar law - contractual
(Note *3)
Workers’ Compensation	Thompson Creek Metals Company.	Pinnacol	4049021	01/10/05 - 01/1006	Colorado	$ 1,000,000
- Colorado
Workers’ Compensation -	Thompson Creek Metals Company.	State Workers’ Insurance Fund	04443582	01/10/05 - 01/1006	Pennsylvania	$ 1,000,000
Pennsylvania

Marsh	2

Insurance Coverage Summaries	Blue Pearl Mining Ltd.

	Workers’ Compensation	Thompson Creek Metals Company.	State Insurance Fund	578506	01/10/05 - 01/1006	Idaho	$1,000,000
	- Idaho
	Mine Tailings Surety Bond	Thompson Creek Metals Company	American Home Assurance company			Idaho	$10,600,275
	Mine Reclamation Policy	Thompson Creek Metals Company	American International Specialty Lines Insurance Company	EPP 7783964	31/07/02 - 31/07/22	Thompson Creek’s molybdenum mine located northwest of Clayton, Custer County, Idaho	$35,000,000
	Pollution Legal Liability	Thompson Creek Metals Company	American International Specialty Lines Insurance Company	PLS2677732	13/04/05 - 31/03/07	BC, ID, CO, PA	$ 15,000,000 per occurrence and in aggregate.	$500,000	Please see note *2
	Excess Pollution Legal Liability	Thompson Creek Metals Company	Quanta Specialty Lines Insurance Company	EXL 2000-341	13/04/05 - 31/03/07	BC, ID, CO, PA	$15,000,000 xs $15,000,000 per occurrence and in aggregate.		Please see note *2

3. Policies that will be incepted for Blue Pearl at transaction close to replace Thompson Creek Policies that would be run-off	Employment Practices Liability	Thompson Creek Metals Company.	Chubb Insurance Company of Canada	TBD	26/10/06 - 26/10/07 (Note *6)		$5,000,000	$100,000
	Crime	Thompson Creek Metals Company.	Chubb Insurance Company of Canada	TBD	26/10/06 - 26/10/07 (Note *6)		$5,000,000	$25,000
	Fiduciary Liability	Thompson Creek Metals Company.	Chubb Insurance Company of Canada	TBD	26/10/06 - 26/10/07 (Note *6)		$3,000,0000	$10,000

Notes;

*1	-Instruction has been given to Thompson Creek’s broker to add UBS as Loss Payee and mortgagee as their respective rights and interests may appear at the time and place of loss. — Revised certificate/ endorsement be provided by Thompson Creek’s broker

*2	- Instruction has been given to Thompson Creek’s broker to add UBS as an Additional Insured only with respect to the operations of the Named Insured and its subsidiary. — Please see attached copy of the endorsement.

*3	- Policy will be run-off at the transaction close date covering only past Thompson Creek activities. — Coverage going forward are bound (see note *6)

*4	- Policy renewed for 1 year from October 01, 2006. Detail to be confirmed by Thompson Creek upon completion of transaction. — To be confirmed by Thompson Creek’s broker

*5	- Policy extended for 3 month from October 01, 2006. Detail to be confirmed by Thompson Creek upon completion of transaction. — To be confirmed by Thompson Creek’s broker.

*6	- Insurer has confirmed coverage will be bound effective October 26 2006, subject to the completion of acquisition of Thompson Creek Metal Company by Blue Pearl Ltd.

*7	- D&O Limit is increased to $20mm, effective October 26 2006 — 07, subject to the completion of acquisition of Thompson Creek Metal Company by Blue Pearl Ltd. Annual Premium: $142,968

Marsh	3

Energy Industries Insurance Coverage Property Insurance
Endorsement

Policy Period	From: January-01-2006	To: January-01-2007
Effective Date	January 1, 2006
Policy Number	37110782
Insured	Glencairn Gold Corporation (See Form 42-02-1599)

Name of Company	Chubb Insurance Company of Canada
Date Issued	October 17, 2008

Loss Payee	Loss, if any, to as adjusted only with the insured and payable to the insured and the loss payee, for the property Identified below.

Loss Payee

UBS AG, Stamford Branch,
As Collateral Agent under each of the First and Second Lien Credit Agreements
677 Washington Blvd.
Stamford, CT 06901

All other terms and conditions remain unchanged.

President

Energy Industries Property Insurance	Loss Payee

Form CE 42-02-0201 (Rev. 05/00)	Endorsement	Page 1 of 1

Liability Insurance
Endorsement

Policy Period	From: August-16-2005	To: December-31-2006
Effective Date	August 16, 2005
Policy Number	37111569
Insured	Blue Pearl Mining Ltd.,

Name of Company	Chubb Insurance Company of Canada
Date Issued	October 18, 2006
This Endorsement applies to the following forms:
All Applicable Liability Insurance Contracts

Under Who Is Insured, the following provision is added:

Who Is Insured Mortgagee, Assignee, Or Receiver	Any person or organization designated below is an insured but only with respect to their liability as mortgagee, assignee, or receiver arising out of your ownership, maintenance, or use of the premises designated below.

No person or organization designated below is an insured with respect to liability arising out of any structural alterations, new construction or demolition operations at the premises designated below performed by or for such person or organization.

Designated Mortgagee, Assignee Or Receiver: UBS AG, Stamford Branch. (as Collateral Agent under each of the First and Second Lien Credit Agreements 677 Washington Blvd. Stamford, CT 06901

All other terms and conditions remain unchanged.

President

Liability Insurance	Additional Insured — Mortgagee, Assignee, Or Receiver

Form CE 80-02-2303 (rev. 01/01)	Endorsement	Page 1 of 1

Schedule 3.21 — Acquisition Documents
1.	Merger Agreement

2.	Disclosure Schedules

3.	Certificate of CEO and CFO of Company pursuant to S.7.02(b) of Merger Agreement

4.	Legal Opinion on behalf of Company pursuant to S.7.02(e) of Merger Agreement

5.	FIRPTA Certificates pursuant to S.7.02(f) of Merger Agreement

6.	Certificate of CEO and CFO of Holdings pursuant to S.7.03(a) of Merger Agreement

7.	Certificate of CEO and CFO of Holdings pursuant to S.7.03(b) of Merger Agreement

8.	Sojitz Waiver required pursuant to S.7.03(d) of Merger Agreement

9.	Legal Opinion on behalf of Holdings pursuant to S.7.03(e) of Merger Agreement

10.	Certificate of Merger

Schedule 4.01(q)- Local Counsel

Lawson Lundeli LLP	British Columbia Counsel to Blue Pearl
925 West Georgia Street
Suite 1600 Cathedral Place
Vancouver, BC V6C 3L2

Kozloff Stoudt	Pennsylvania Counsel to Blue Pearl
2640 Westview Drive
PO Box 6286
Wyomissing, PA 19610

Holland & Hart	Colorado Counsel to Blue Pearl
555 Seventeenth Street
Suite 3200
Denver, CO, 80202-3979

Baird Hanson Williams LLP	Idaho Counsel to Blue Pearl
2117 Hillway Drive
Boise, Idaho, 83702

David Barksdale	Nevada Counsel to Blue Pearl
Suite 1000, No. 10
2300 W. Sahara Avenue
Las Vegas, NV 89102-4396

Schedule 4.01(o)(iii) - Title Insurance Amounts
Pennsylvania - $473,297
Idaho - $37,482,537

Schedule 5.17 Post Closing Matters
To the extent not delivered on the Closing Date, all items specified below shall, as expeditiously as possible, but in no event later than the number of days after the Closing Date (or, in the event a number of days is not specified, within the specified time frame) applicable to each item set forth below (unless a longer period is agreed to by the Administrative Agent in its sole discretion) be completed as specified. Capitalized terms used herein without definition shall have the meanings assigned to such terms in the applicable Loan Document. Unless otherwise specified, references to sections shall refer to sections within the Credit Agreement.
1.	The relevant Company shall provide the Collateral Agent with title certificates for the specific vehicles and equipment previously agreed upon by the parties with respect to which security interests in favor of the Collateral Agent will be perfected, within 60 days after the Closing Date;

2.	Each Company shall use its commercially reasonable efforts to obtain Bailee Letters in accordance with Section 3.4 (g) of the Security Agreement, within 60 days after the Closing Date;

3.	Each Company shall use its commercially reasonable efforts to obtain Landlord Access Agreements in accordance with Section 3.4 (g) of the Security Agreement, within 60 days after the Closing Date;

4.	Each Company shall provide the Collateral Agent with copies of all leases, warehouse agreements, consignment agreements or other agreements analogous to the foregoing to which it is a party as of the Closing Date, within 30 days after the Closing Date;

5.	Each relevant Company shall file “Notice of Security Interest in a Water Right” notices (together with recorded mortgages) with the Idaho Department of Water Resources, within 10 Business Days after the Closing Date;

6.	Each relevant Company shall provide the Collateral Agent with revised survey documents as agreed upon by the parties, within 10 Business Days after the Closing Date;

7.	Borrower shall deliver to the Collateral Agent a Blocked Account Control Agreement in respect of US Bank Account #194310709580 on the earlier of (i) such time as the Surplus A/R Amount (as defined in the Merger Agreement) shall have been paid in full pursuant to the terms of Section 2.04(e) of the Merger Agreement and (ii) the date that is 90 days after the Closing Date. The Blocked Account Control Agreement shall be in a form substantially the same as the Blocked Account Control Agreement delivered to the Collateral Agent on the Closing Date by Borrower and US Bank National Association and such form shall be reasonably acceptable to the Collateral Agent;

8.	Borrower shall deliver pro forma financial information as of September 30, 2006 in accordance with Section 3.04(e), within 10 Business Days after the Closing Date;

9.	Borrower shall effect delivery of certificates representing 65% of the Equity Interests of Thompson Creek Mining Ltd., within 2 Business Days after the Closing Date;

10.	The relevant Company shall use its commercially reasonable efforts to provide the Administrative Agent with a revised PZR report with respect to the Langeloth Facility in form and substance reasonably satisfactory to the Administrative Agent;

11.	The relevant Company shall provide the Collateral Agent with revised endorsements to the Chubb insurance policies numbered 37110782 and 37111569 as previously agreed upon by the parties, within 5 Business Days after the Closing Date;

12.	The relevant Company shall provide the Collateral Agent with (i) an endorsement adding the Collateral Agent as an additional insured under the AIG pollution legal liability policy and (ii) a copy of the “assignment” or “step up” provision on the AIG mine reclamation policy as previously agreed upon by the parties, within 5 Business Days after the Closing Date;

13.	Each Company shall use it commercially reasonable efforts to file consignment filings (i.e. shall file UCC-1s, or to the extent applicable, other instruments, naming each applicable credit party as a secured party and each consignee of such credit party as debtor to the extent permitted by the applicable contract or by applicable law), within 60 days after the Closing Date;

14.	Borrower shall, with respect to the property located in Idaho and described on Annex V hereto, deliver to the Collateral Agent a final title policy in form and substance reasonably acceptable to the Collateral Agent subject to no liens other than those disclosed in the pro forma policies annexed to the title instruction letter delivered by the Title Company on the Closing Date insuring the Lien of such Mortgage as a valid [first/second] priority mortgage Lien on the Mortgaged Property and fixtures described therein in the amount equal to $37,842,537 which final policy shall, unless otherwise accepted by the Collateral Agent, (A) be issued by the Title Company, (B) to the extent necessary, include such reinsurance arrangements (with provisions for direct access, if necessary) as shall be reasonably acceptable to the Collateral Agent, (C) have been supplemented by such endorsements (or where such endorsements are not available, opinions of special counsel, architects or other professionals reasonably acceptable to the Collateral Agent) as shall be reasonably requested by the Collateral Agent (including, to the extent reasonably requested by the Collateral Agent, and to the extent applicable to the applicable Covered Property and available, endorsements on matters relating to first loss, last dollar, contiguity, revolving credit, doing business, lender non-imputation, variable rate, address, tie-in and environmental and so-called comprehensive coverage over covenants and restrictions), within 10 Business Days of the Closing Date; and

15.	The relevant Company shall use its commercially reasonable efforts to bring Patent Enforcement and Royalties of New Jersey, Ltd. into good standing as soon as is practicable following the Closing Date.

Annex V
Idaho Property under Title Insurance
AMENDED SCHEDULE C
The land referred to in this commitment is situated in the State of Idaho, County of Custer and is described as follows:
PARCEL 1:
PATENTED LODE MINING CLAIMS, SURVEY NO. 3617, BAYHORSE MINING DISTRICT CUSTER COUNTY, IDAHO

CM#2	CM#3
CM#4	CM#5
CM#11	CM#12
CM#13	CM#14
CM#19	CM#20
CM#21
EMBRACING A PORTION OF SECTIONS 34 AND 35, TOWNSHIP 12 NORTH, RANGE 16 EAST, BOISE MERIDIAN, CUSTER COUNTY, IDAHO.
AND
A FRACTION OF SECTION 2 AND 3, TOWNSHIP 11 NORTH, RANGE 16 EAST, BOISE MERIDIAN, CUSTER COUNTY, IDAHO.
RECORDED AUGUST 30, 1976 AS INSTRUMENT NO. 142801, RECORDS OF CUSTER COUNTY, IDAHO. PATENT NUMBER 11-76-0076
PARCEL 2:
PATENTED LODE MINING CLAIMS, SURVEY NO. 3650, BAYHORSE MINING DISTRICT, CUSTER COUNTY, IDAHO

DEBIT	DEBIT NO. 3
EMBRACING A PORTION OF SECTIONS 34 AND 35, TOWNSHIP 12 NORTH, RANGE 16 EAST, BOISE MERIDIAN, CUSTER COUNTY, IDAHO.
AND

Commitment No. 11756
AMENDED SCHEDULE C — Continued
PARCEL 2: — Continued
A PORTION OF SECTION 3, TOWNSHIP 11 NORTH, RANGE 16 EAST, BOISE MERIDIAN, CUSTER COUNTY, IDAHO.
RECORDED MAY 6, 1986 AS INSTRUMENT NO. 176719, RECORDS OF CUSTER COUNTY, IDAHO. PATENT NUMBER 11-86-0056
PATENTED MILL SITES, R.S. 2337, as amended 30 U.S.C. 42a; BAYHORSE MINING DISTRICT CUSTER COUNTY, IDAHO

MS-l-100	MS-l-101	MS-l-102
MS-1-103	MS-1-104	MS-1-112
MS-1-113	MS-l-1 14	MS-l-115
MS-1-116	MS-1-1 17	MS-1-122
MS-1-123	MS-1-124	MS-1-125
MS-1-126	MS-2-35	MS-2-36
MS-2-37	MS-2-38	MS-2-60
MS-2-61	MS-2-62	MS-2-68
MS-2-92	MS-2-93	MS-2-97
MS-2-98	MS-2-99	MS-2-100
MS-2-101	MS-2-127	MS-2-128
MS-12-3	MS-12-4	MS-12-5
MS-12-6	MS-12-7	MS-12-8
MS-12-9	MS-12-10	MS-12-11
MS-12-12	MS-12-13	MS-12-I4
MS-12-15	MS-12-26	MS-12-27
MS-12-28	MS-12-29	MS-12-30
MS-12-36	MS-12-37
FURTHER DESCRIBED AS FOLLOWS:
TOWNSHIP 11 NORTH, RANGE 16 EAST, BOISE MERIDIAN, CUSTER COUNTY, IDAHO.
SECTION 1: W1/2NW1/4SW1/4SW1/4, S1/2SW1/4SW1/4, W1/2SW1/4SE1/4SW1/4, N1/2SW1/4SE1/4, E1/2SW1/4SW1/4SE1/4, SE1/4SW1/4SE1/4, W1/2NW1/4SE1/4SE1/4, SW1/4SE1/4SE1/4.
SECTION 2: NE1/4SW1/4NE1/4, E1/2SE1/4SW1/4NE1/4, W1/2SE1/4NE1/4, W1/2W1/2NE1/4SE1/4, E1/2SE1/4NW1/4SE1/4, E1/2NE1/4SW1/4SE1/4, N1/2SE1/4SE1/4, SE1/4SE1/4SE1/4.
SECTION 12: W1/2NE1/4NE1/4, N1/2NW1/4NE1/4, E1/2SW1/4NW1/4NE1/4, SE1/4NW1/4NE1/4, E1/2NE1/4SW1/4NE1/4, W1/2NW1/4SE1/4NE1/4, N1/2NE1/4NW1/4, NE1/4NW1/4NW1/4, E1/2NW1/4NW1/4NW1/4.
RECORDED FEBRUARY 14, 1985, AS INSTRUMENT NO. 173321, RECORDS OF CUSTER COUNTY, IDAHO. PATENT NUMBER 11-85-0023.

Commitment No. 11756
AMENDED SCHEDULE C — Continued
PARCEL 2: — Continued
PATENTED MILL SITES SITUATED IN THE BAYHORSE MINING DISTRICT, CUSTER COUNTY, IDAHO.

MS-1-L15	MS-1-L16	MS-1-L17
MS-1-L18	MS-1-L19	MS-1-L20
MS-1-27	MS-1-28	MS-1-29
MS-1-33	MS-1-38	MS-1-39
MS-1-59	MS-1-60	MS-1-61
MS-1-62	MS-1-63	MS-l-64
MS-1-67	MS-1-68	MS-1-69
MS-1-90	MS-1-91	MS-1-92
MS-1-93	MS-2-L5	MS-2-L6
MS-2-L7	MS-2-L8	MS-2-L9
MS-2-L10	MS-2-L18	MS-2-L19
MS-2-L20	MS-2-L21	MS-2-L22
MS-2-L23	MS-2-L24	MS-2-L25
MS-2-L26	MS-2-L27	MS-2-L28
MS-2-L29	MS-2-L30	MS-2-L31
MS-2-25	MS-2-57	MS-2-58
MS-2-59	MS-2-69	MS-2-70
MS-2-71	MS-2-72	MS-2-73
MS-2-74	MS-2-85	MS-2-86
MS-2-87	MS-2-88	MS-2-89
MS-2-90	MS-2-91	MS-2-102
MS-2-103	MS-2-104	MS-2-105
MS-2-106	MS-2-107	MS-2-108
MS-2-109	MS-2-110	MS-2-111
MS-2-112	MS-2-113	MS-2-114
MS-2-115	MS-2-116	MS-2-117
MS-2-118	MS-2-119	MS-2-120
MS-2-121	MS-2-122	MS-2-123
MS-2-124	MS-2-125	MS-2-126
MS-3-L8	MS-3-L9	MS-3-L10
MS-3-L11	MS-3-L12	MS-3-L13
MS-3-L14	MS-3-L15	MS-3-L16
MS-3-L17	MS-3-L18	MS-3-L19
MS-3-L20	MS-3-L21	MS-3-L22
MS-3-L23	MS-3-20	MS-3-21
MS-3-22	MS-3-23	MS-3-24
MS-3-36	MS-3-37	MS-3-38
MS-3-39	MS-3-40	MS-3-41

Commitment No. 11756
AMENDED SCHEDULE C — Continued
PARCEL 2: — Continued

MS-3-42	MS-3-43	MS-3-44
MS-3-45	MS-3-46	MS-3-49
MS-3-50	MS-3-51	MS-3-52
MS-3-53	MS-3-54	MS-3-55
MS-3-56	MS-3-57	MS-3-58
MS-3-59	MS-3-60	MS-3-61
MS-3-67	MS-3-68	MS-3-69
MS-3-70	MS-3-71	MS-3-72
MS-3-73	MS-3-74	MS-3-75
MS-3-76	MS-3-94	MS-3-95
MS-3-96	MS-3-97	MS-3-128
MS-4-65	MS-4-66	MS-4-94
MS-4-95	MS-6-L16	MS-6-L17
MS-6-L18	MS-6-L19	MS-6-L20
MS-6-L21	MS-6-L22	MS-6-L23
MS-6-L25	MS-6-18	MS-6-19
MS-6-20	MS-6-21	MS-6-22
MS-6-23	MS-6-24	MS-6-25
MS-6-26	MS-6-27	MS-6-43
MS-6-44	MS-6-45	MS-6-46
MS-6-47	MS-6-51	MS-6-52
MS-6-53	MS-6-54	MS-11-1
MS-11-2	MS-11-3	MS-11-4
MS-11-5	MS-11-6	MS-11-7
MS-11-8	MS-11-9	MS-11-10
MS-11-24	MS-11-25	MS-11-26
MS-11-27	MS-11-28	MS-11-29
MS-11-30	MS-11-31	MS-11-32
MS-11-35	MS-11-36	MS-11-37
MS-11-38	MS-11-39	MS-11-87
MS-25-87	MS-25-88	MS-25-103
MS-25-104	MS-25-105	MS-25-106
MS-25-121	MS-25-122	MS-25-123
MS-25-124	MS-31-L3	MS-31-L4
MS-31-L5	MS-31-L6	MS-31-L7
MS-31-L8	MS-31-47	MS-31-50
MS-31-51	MS-31-52	MS-31-76
MS-31-77	MS-31-78	MS-31-79
MS-31-82	MS-31-83	MS-31-84
MS-31-85	MS-31-86	MS-31-106

Commitment No. 11756
AMENDED SCHEDULE C — Continued
PARCEL 2: — Continued

MS-31-107	MS-31-108	MS-31-109
MS-31-110	MS-31-111	MS-31-114
MS-31-115	MS-31-116	MS-31-117
MS-31-118	MS-31-119	MS-31-120
MS-34-L2	MS-34-L6	MS-34-L8
MS-34-28	MS-34-29	MS-34-30
MS-34-31	MS-34-32	MS-34-33
MS-34-34	MS-34-35	MS-34-36
MS-34-37	MS-34-38	MS-34-39
MS-34-40	MS-34-41	MS-34-42
MS-34-43	MS-34-51	MS-34-52
MS-34-53	MS-34-54	MS-34-55
MS-34-56	MS-34-57	MS-34-58
MS-34-59	MS-34-60	MS-34-61
MS-34-62	MS-34-63	MS-34-64
MS-34-65	MS-34-66	MS-34-67
MS-34-68	MS-34-69	MS-34-70
MS-34-71	MS-34-72	MS-34-73
MS-34-74	MS-34-75	MS-34-76
MS-34-77	MS-34-78	MS-34-79
MS-34-82	MS-34-83	MS-34-84
MS-34-85	MS-34-86	MS-34-87
MS-34-88	MS-34-89	MS-34-90
MS-34-91	MS-34-92	MS-34-103
MS-34-104	MS-34-105	MS-34-106
MS-34-107	MS-34-108	MS-34-109
MS-34-110	MS-34-111	MS-34-ll6
MS-34-117	MS-34-118	MS-34-119
MS-34-120	MS-34-121	MS-34-122
MS-35-L3	MS-35-L4	MS-35-14
MS-35-15	MS-35-16	MS-35-17
MS-35-18	MS-35-19	MS-35-20
MS-35-45	MS-35-46	MS-35-47
MS-35-48	MS-35-49	MS-35-50
MS-35-79	MS-35-80	MS-35-81
MS-35-82	MS-35-83	MS-35-84
MS-35-85	MS-35-86	MS-35-87
MS-35-88	MS-35-104	MS-35-105
MS-35-106	MS-35-107	MS-35-108
MS-35-109	MS-35-110	MS-35-111

Commitment No. 11756
AMENDED SCHEDULE C — Continued
PARCEL 2: — Continued

MS-35-114	MS-35-115	MS-35-116
MS-35-117	MS-35-118	MS-3S-119
MS-35-120	MS-36-3	MS-36-4
MS-36-5	MS-36-6	MS-36-7
MS-36-8	MS-36-26	MS-36-27
MS-36-28	MS-36-29	MS-36-30
MS-36-31	MS-36-32	MS-36-33
MS-36-34	MS-36-35	MS-36-36
MS-36-37	MS-36-38	MS-36-39
MS-36-58	MS-36-59	MS-36-60
MS-36-61	MS-36-62	MS-36-63
MS-36-64	MS-36-65	MS-36-66
MS-36-67	MS-36-68	MS-36-69
MS-36-70	MS-36-71	MS-36-86
MS-36-87	MS-36-88	MS-36-89
MS-36-90	MS-36-91	MS-36-92
MS-36-93	MS-36-94	MS-36-95
MS-36-96	MS-36-97	MS-36-98
MS-36-99	MS-36-100	MS-36-101
MS-36-102	MS-36-103	MS-36-104
MS-36-105	MS-36-106	MS-36-119
MS-36-120	MS-36-121	MS-36-122
MS-36-123	MS-36-124	MS-36-125
MS-36-126	MS-36-127	MS-36-128

THOSE PORTIONS OF THE ABOVE DESCRIBED MILLSITES FURTHER DESCRIBED AS FOLLOWS:

TOWNSHIP 11 NORTH, RANGE 16 EAST, BOISE MERIDIAN, CUSTER COUNTY, IDAHO

SECTION 1:	Lots 15 to 20, inclusive, NW¼SW¼NE¼NE¼, SE¼NW¼NE¼, W½NE¼SW¼NE¼, E½NW¼SW¼NE¼, SE¼SW¼NE¼, SE¼NE¼SE¼NE¼, SW¼SE¼NE¼, NE¼SE¼SE¼NE¼, S½SE¼SE¼NE¼, NW¼NE¼SE¼, W½SW¼NE¼SE¼, E½NE¼NW¼SE¼, E½SW¼NW¼SE¼, SE¼NW¼SE¼

SECTION 2:	Lots 5 to 10, inclusive and Lots 18 to 31, inclusive, W½SW¼NW¼NE¼, SW¼SW¼NE¼, W½SE¼SW¼NE¼, NE¼NE¼SW¼, S½NE¼SW¼, S½SW¼, N½NW¼SE¼, SW¼NW¼SE¼, W½SE¼NW¼SE¼, W½NE¼SW¼SE¼, W½SW¼SE¼, SE¼SW¼SE¼, SW¼SE¼SE¼

Commitment No. 11756
AMENDED SCHEDULE C — Continued
PARCEL 2: — Continued

SECTION 3:	Lots 8 to 23, inclusive, SW¼NE¼, W½W½SE¼NE¼, S½NE¼NW¼, E½E½SE¼NW¼NW¼, E½NE¼SW¼NW¼, E½W½NE¼SW¼NW¼, E½SW¼SW¼NW¼, SW¼SW¼SW¼NW¼, SE¼SW¼NW¼, SE¼NW¼, NE¼NE¼SW¼, N½NW¼NE¼SW¼, NW¼NE¼SE¼, E½SW¼NE¼SE¼, SE¼NE¼SE¼, N½NW¼SE¼, E½E½E½SE¼SE¼

SECTION 4:	NE1/4NE1/4NE1/4SE1/4, W1/2NE1/4NE1/4SE1/4, E1/2SW1/4NE1/4SE1/4, NW1/4SE1/4NE1/4SE1/4

SECTION 11:	N1/2NE1/4NE1/4, SW1/4NE1/4NE1/4, N1/2SE1/4NE1/4NE1/4, NW1/4NE1/4, NE1/4SW1/4NE1/4, E1/2NW1/4SW1/4NE1/4, N1/2NW1/4SE1/4NE1/4, NE1/4NE1/4NW1/4, E1/2SE1/4NE1/4NW1/4, W1/2SE1/4NE1/4SW1/4
TOWNSHIP 11 NORTH, RANGE 17 EAST, BOISE MERIDIAN, CUSTER COUNTY, IDAHO

SECTION 6:	Lots 16 to 23 inclusive, and Lot 25, SW¼NW¼NE¼, W½SE¼NW¼NE¼, S½NE¼NW¼, E½SW¼NW¼NW¼, SE¼NW¼NW¼, NE¼SW¼NW¼, E½NW¼SW¼NW¼, SE¼SW¼NW¼, W½SE¼NW¼
TOWNSHIP 12 NORTH, RANGE 16 EAST, BOISE MERIDIAN, CUSTER COUNTY, IDAHO

SECTION 25:	SE1/4NE1/4SW1/4, NE1/4SE1/4SW1/4, W1/2NW1/4SW1/4SE1/4, SE1/4NW1/4SW1/4SE1/4, S1/2SW1/4SE1/4

SECTION 34:	Lots 2, 6 & 8, SW1/4SW1/4NE1/4NE1/4, E1/2SW1/4NE1/4NE1/4, SE1/4NE1/4NE1/4, SE1/4SE1/4NW1/4NE1/4, S1/2NE1/4, E1/2W1/2SE1/4SW1/4NW1/4, E1/2SE1/4SW1/4NW1/4, SW1/4NE1/4SE1/4NW1/4, SE1/4NW1/4SE1/4NW1/4, S1/2SE1/4NW1/4, E1/2NE1/4SE1/4NW1/4, NE1/4SW1/4, E1/2NW1/4SW1/4, SE1/4NW1/4NW1/4SW1/4, E1/2SW1/4NW1/4SW1/4NE1/4 SW1/4SW1/4, NE1/4NW1/4SW1/4SW1/4, E1/2SE1/4SW1/4SW1/4, SE1/4SW1/4N1/2NE1/4SE1/4, NW1/4SE1/4, W1/2SW1/4SE1/4

SECTION 35:	Lots 3 and 4, SW1/4NE1/4NW1/4NW1/4, S1/2NW1/4NW1/4NW1/4, S1/2NW1/4NW1/4, NE1/4NE1/4SW1/4NW1/4, W1/2NE1/4SW1/4NW1/4, W1/2SW1/4NW1/4, S1/2NE1/4SW1/4, NW1/4NW1/4SW1/4, S1/2NW1/4SW1/4, E1/2SW1/4SW1/4, E1/2W1/2SW1/4SW1/4, SE1/4SW1/4, NW1/4NW1/4SW1/4SE1/4

Commitment No. 11756
AMENDED SCHEDULE C — Continued
PARCEL 2: — Continued

SECTION 36:	NW1/4NE1/4NE1/4, S1/2NE1/4NE1/4, E1/2NW1/4NE1/4, NW1/4NW1/4 NE1/4, E1/2SW1/4NE1/4, E1/2SW1/4NW1/4NE1/4, E1/2W1/2SW1/4NE1/4, SE1/4NE1/4, E1/2SW1/4NE1/4SW1/4, E1/2SE1/4SW1/4, SE1/4NE1/4SW1/4, NE1/4SE1/4, NE1/4NW1/4SE1/4, E1/2NW1/4NW1/4SE1/4, S1/2NW1/4SE1/4, S1/2SE1/4.

TOWNSHIP 12 NORTH, RANGE 17 EAST, BOISE MERIDIAN, CUSTER COUNTY, IDAHO.

SECTION 31:	Lots 3 to 8, Inclusive, SE1/4NW1/6SW1/4NW1/4, E1/2SW1/4SW1/4NW1/4, SE1/4SW1/4NW1/4, E1/2SW1/4NE1/4SW1/4, W1/2W1/2NE1/4SW1/4, E1/2W1/2W1/2SW1/4, E1/2W1/2SW1/4, W1/2SE1/4SW1/4, W1/2NE1/4SE1/4SW1/4, SE1/4SE1/4SW1/4,
RECORDED OCTOBER II, 2000, AS INSTRUMENT NO. 221783, RECORDS OF CUSTER COUNTY, IDAHO. PATENT NUMBER 11-2000-0024
PARCEL 3:
MILL SITES, BAYHORSE MINING DISTRICT, CUSTER COUNTY, IDAHO

MS-34-L3	MS-34-L4	MS-34-L5
MS-34-L7	MS-34-93	MS-34-94
MS-34-101	MS-34-102
FURTHER DESCRIBED AS FOLLOW:
TOWNSHIP 12 NORTH, RANGE 16 EAST, BOISE MERIDIAN, CUSTER COUNTY, IDAHO.
SECTIONS 34, LOTS 3, 4, 5 AND 7, SW1/4NE1/4SE1/4, NE1/4SW1/4SE1/4.
RECORDED FEBRUARY 9, 2006, AS INSTRUMENT NO. 233333, RECORDS OF CUSTER COUNTY, IDAHO.

Schedule 6.01(b) — Existing Indebtedness
1.	All contingent payment obligations and obligations in connection with inventory and receivable adjustments under the Acquisition Agreement.

2.	All indebtedness under equipment financing with US Bankcorp Equipment Finance Inc., Dollar Bank Leasing Corp., CitiCapital Technology Finance, Inc, and Komatsu Financial Limited Partnership aggregating approximately $10,000,000.

3.	All part obligations from time to time under the Sojitz Joint Venture Agreement per Exploration, Development and Mining Operation dated June 12, 1997.

4.	All part obligations from time to time under the Davidson Vending Agreement dated March 2005.

5.	All indebtedness under Safekeeping Agreement dated May 9, 2006 between Bank of Nova Scotia and Blue Pearl Mining. Inc.

Schedule 6.02(c) — Existing Liens

Name if Entity	Secured Party	General Description

Blue Pearl Mining Inc.	Bank Of Nova Scotia	The security posted by Blue Pearl Mining Inc. is $21 5,000 at 3% Interest Per Annum as described in the Safekeeping Agreement dated May 9, 2006.

Thompson Creek Mining Co.	US Bankcorp Equipment Finance, Inc.	Four Caterpillar Mining Trucks, Twenty Four Tires and all replacements, parts, repairs and all proceeds including insurance recoveries.

Thompson Creek Mining Co.	US Bankcorp Equipment Finance, Inc.	One 1&H Motor Grader Caterpillar

Thompson Creek Mining Co.	US Bankcorp Equipment Finance, Inc.	One Ingersoll Rand/atlas Blasthole Drill

Thompson Creek Mining Co.	US Bankcorp Equipment Finance, Inc.	One Caterpillar Dozer, Model D1 0R Tractor.

Thompson Creek Mining Co.	US Bankcorp Equipment Finance, Inc.	3 Caterpillar Model 789c off Highway Truck;

Thompson Creek Mining Co.	US Bankcorp Equipment Finance, Inc.	2 Caterpillars Model 789cHighway Trucks.

Thompson Creek Mining Co.	US Bankcorp Equipment Finance, Inc.	One Caterpillar 834h Wheel Dozer.

Langeloth Metallurgical Company, LLC	Dollar Bank Leasing Corp.	Leased Equipment

Langeloth Metallurgical Company, LLC	CitiCapital Technology Finance, Inc.	Equipment

Langeloth Metallurgical Company, LLC	Komatsu Financial Limited Partnership	2005 Komatsu WA95-3 Wheel Loader S/N H20705

Cyprus Thompson Creek Mining Company	US Bancorp Equipment Finance, Inc.	1 Caterpillar Dozer Make AA, Model D10R

Cyprus Thompson Creek	US Bancorp Equipment	1 Ingersoll-Rand/Atlas

Name if Entity	Secured Party	General Description

Mining Company	Finance, Inc.	Blasthole Drill, Model DM-M3, S/N: 3919

Cyprus Thompson Creek Mining Company	US Bancorp Equipment Finance, Inc.	3 Caterpillar Model 789c Off Highway Trucks.

Cyprus Thompson Creek Mining Company	US Bancorp Equipment Finance, Inc.	2 Caterpillar Model 789c Off Highway Trucks.

Cyprus Thompson Creek Mining Company	US Bancorp Equipment Finance, Inc.	1 Caterpillar 834H Wheel Dozer, S/N BTX00164

Thompson Creek Mining Ltd.	Nissho Iwai Corporation	All present and after acquired personal property including without limitation fixtures and an uncrystallized floating charges on land.

Subordination agreement in favour of Bank of Tokyo-Mitsubishi registered June 6, 2003.

Thompson Creek Mining Ltd.	Nissho Iwai Moly Corporation Resources Inc.	All present and after acquired personal property including without limitation fixtures and an uncrystallized floating charges on land.

Subordination agreement in favour of Bank of Tokyo-Mitsubishi registered June 6, 2003.

Thompson Creek Mining Ltd.	Brandt Tractor Ltd.	Repairers Lien Act - amount of lien $16,122.40 - motor vehicle

Thompson Creek Mining Ltd.	Integrated Distribution Systems Limited Partnership and Wajax GP Holdco Inc.	Repairers Lien Act - amount of lien $5,302.30 - motor vehicle

Thompson Creek Mining Ltd.	Integrated Distribution Systems Limited Partnership and Wajax GP Holdco Inc.	Repairers Lien Act - amount of lien $2,681.71 - motor vehicle

Name if Entity	Secured Party	General Description

Thompson Creek Mining Ltd.	Integrated Distribution Systems Limited Partnership and Wajax GP Holdco Inc.	Repairers Lien Act - amount of lien $1,977.16 - motor vehicle

Schedule 6.04(b)- Existing investments
1.	Sojitz Joint Venture Agreement only per Exploration, Development and Mining Operation dated June 12, 1997.

2.	Davidson Vending Agreement dated March 2005 between Fundamental Resources Corporation and Patent Enforcement and Royalties Ltd, (prior name of Blue Pearl Ltd.).

EXHIBIT A
[Form of]
ADMINISTRATIVE QUESTIONNAIRE
BLUE PEARL USA LTD.

Agent Address:	UBS AG, Stamford Branch	Return form to:

	677 Washington Boulevard	Telephone:	(203) 719-3000
	Stamford, Connecticut 06901	Facsimile:

E-mail:

It is very important that all of the requested information be completed accurately and that this questionnaire be returned promptly. If your institution is sub-allocating its allocation, please fill out an administrative questionnaire for each legal entity.

Legal Name of Lender to appear in Documentation:

Signature Block Information:

• Signing Credit Agreement	☐ Yes ☐ No

• Coming in via Assignment	☐ Yes ☐ No

Type of Lender:
(Bank, Asset Manager, Broker/Dealer, CLO/CDO; Finance Company, Hedge Fund, Insurance,_Mutual Fund, Pension Fund, Other Regulated Investment Fund, Special Purpose Vehicle, Other- please_specify)

Lender Parent:

Domestic Address	Eurodollar Address

Contacts/Notification Methods: Borrowings, Paydowns, Interest, Fees, etc.

	Primary Credit Contact	Secondary Credit Contact
Name:

Company:

Title:

Address:

Telephone:

Facsimile:

E-Mail Address:

	Primary Operations Contact	Secondary Operations Contact
Name:

Company:

Title:

Address:

Telephone:

Facsimile:

E-Mail Address:

	Bid Contact	L/C Contact
Name:

Company:

Title:

Address:

Telephone:

Facsimile:

E-Mail Address:

Lender’s Domestic Wire Instructions

Bank Name:

ABA/Routing No.:

Account Name:

Account No.:

FFC Account Name:

FFC Account No.:

Attention:

Reference:

Lender’s Foreign Wire Instructions

Currency:

Bank Name:

Swift/Routing No.:

Account Name:

Account No.:

FFC Account Name:

FFC Account No.:

Attention:

Reference:

Agent’s Wire Instructions
[The Agent’s wire instructions will be disclosed at the time of closing.]

Bank Name:

ABA/Routing No.:

Account Name:

Account No.:

FFC Account Name:

FFC Account No.:

Attention:

Reference:

Tax Documents
NON-U.S. LENDER INSTITUTIONS:
I. Corporations:
If your institution is incorporated outside of the United States for U.S. federal income tax purposes, and is the beneficial owner of the interest and other income it receives, you must complete one of the following three tax forms, as applicable to your institution: a.) Form W-8BEN (Certificate of Foreign Status of Beneficial Owner), b.) Form W-8ECI (Income Effectively Connected to a U.S. Trade or Business), or c.) Form W-8EXP (Certificate of Foreign Government or Governmental Agency).
A U.S. taxpayer identification number is required for any institution submitting Form W-8ECI. It is also required on Form W-8BEN for certain institutions claiming the benefits of a tax treaty with the U.S. Please refer to the instructions when completing the form applicable to your institution. In addition, please be advised that U.S. tax regulations do not permit the acceptance of faxed forms. An original tax form must be submitted.
II. Flow-Through Entities:
If your institution is organized outside the U.S., and is classified for U.S. federal income tax purposes as either a Partnership, Trust, Qualified or Non-Qualified Intermediary, or other non- U.S. flow-through entity, an original Form W-8IMY (Certificate of Foreign Intermediary, Foreign Flow-Through Entity, or Certain U.S. Branches for United States Tax Withholding) must be completed by the intermediary together with a withholding statement. Flow-through entities other than Qualified Intermediaries are required to include tax forms for each of the underlying beneficial owners.
Please refer to the instructions when completing this form. In addition, please be advised that U.S. tax regulations do not permit the acceptance of faxed forms. Original tax form(s) must be submitted.
U.S. LENDER INSTITUTIONS:
If your institution is incorporated or organized within the United States, you must complete and return Form W-9 (Request for Taxpayer Identification Number and Certification). Please be advised that we request that you submit an original Form W-9.
Pursuant to the language contained in the tax section of the Credit Agreement, the applicable tax form for your institution must be completed and returned prior to the first payment of income. Failure to provide the proper tax form when requested may subject your institution to U.S. tax withholding.

EXHIBIT B
[Form of]
Assignment and Assumption
     This Assignment and Assumption (the “Assignment and Assumption”) is dated as of the Effective Date set forth below and is entered into by and between [Insert name of Assignor] (the “Assignor”) and [Insert name of Assignee] (the “Assignee”). Capitalized terms used but not defined herein shall have the meanings given to them in the Credit Agreement defined below, receipt of a copy of which is hereby acknowledged by the Assignee. The Standard Terms and Conditions set forth in Annex 1 attached hereto are hereby agreed to and incorporated herein by reference and made a part of this Assignment and Assumption as if set forth herein in full.
     For an agreed consideration, the Assignor hereby irrevocably sells and assigns to the Assignee, and the Assignee hereby irrevocably purchases and assumes from the Assignor, subject to and in accordance with the Standard Terms and Conditions and the Credit Agreement, as of the Effective Date inserted by the Administrative Agent as contemplated below, (i) all of the Assignor’s rights and obligations in its capacity as a Lender under the Credit Agreement and any other documents or instruments delivered pursuant thereto to the extent related to the amount and percentage interest identified below of all of such outstanding rights and obligations of the Assignor under the respective facilities identified below (including participations in any Letters of Credit and Swingline Loans included in such facilities) and (ii) to the extent permitted to be assigned under applicable law, all claims, suits, causes of action and any other right of the Assignor (in its capacity as a Lender) against any person, whether known or unknown, arising under or in connection with the Credit Agreement, any other documents or instruments delivered pursuant thereto or the loan transactions governed thereby or in any way based on or related to any of the foregoing, including, but not limited to, contract claims, tort claims, malpractice claims, statutory claims and all other claims at law or in equity related to the rights and obligations sold and assigned pursuant to clause (i) above (the rights and obligations sold and assigned pursuant to clauses (i) and (ii) above being referred to herein collectively as, the “Assigned Interest”). Such sale and assignment is without recourse to the Assignor and, except as expressly provided in this Assignment and Assumption, without representation or warranty by the Assignor.

1.	Assignor:

2.	Assignee:

[and is an Affiliate/Approved Fund of [identify Lender]1]

3.	Borrower(s):	Blue Pearl USA Ltd.

4.	Administrative Agent:	UBS AG, Stamford Branch, as the administrative agent under the Credit Agreement

5.	Credit Agreement: The First Lien Credit Agreement dated as of October [ ], 2006 (as amended, restated, supplemented or otherwise modified from time to time, the “Credit Agreement”),

[1]	Select as applicable.

among BLUE PEARL USA LTD., a Colorado corporation, (“Borrower”), BLUE PEARL MINING LTD., a corporation existing under the laws of the Province of Ontario (“Holdings”), the Subsidiary Guarantors party thereto from time to time (such term and each other capitalized term used but not defined herein having the meaning given to it in Article I of the Credit Agreement), the Lenders party thereto from time to time, UBS SECURITIES LLC, as lead arranger (in such capacity, the “Arranger”), as documentation agent (in such capacity, the “Documentation Agent”) and as syndication agent (in such capacity, the “Syndication Agent”), UBS LOAN FINANCE LLC, as swingline lender (in such capacity, the “Swingline Lender”), and UBS AG, STAMFORD BRANCH, as issuing bank (in such capacity, the “Issuing Bank”), as administrative agent (in such capacity, the “Administrative Agent”) for the Lenders and as collateral agent (in such capacity, the “Collateral Agent”) for the Secured Parties and the Issuing Bank.

6.	Assigned Interest:

Aggregate Amount
	of	Amount of	Percentage Assigned
	Commitment/Loans	Commitment/Loans	of
Facility Assigned	for all Lenders	Assigned	Commitment/Loans[2]
Term Loans	$	$	%
Revolving Loans	$	$	%

[2]	Set forth, to at least 9 decimals, as a percentage of the Commitment/Loans of all Lenders thereunder.

     Effective Date:                      _____, 20      [TO BE INSERTED BY ADMINISTRATIVE AGENT AND WHICH SHALL BE THE EFFECTIVE DATE OF RECORDATION OF TRANSFER IN THE REGISTER THEREFOR.]3
The terms set forth in this Assignment and Assumption are hereby agreed to:

ASSIGNOR [NAME OF ASSIGNOR]
By:
Title:

ASSIGNEE [NAME OF ASSIGNEE]
By:
Title:

Consented to and Accepted:
BLUE PEARL USA LTD.4

By:

Name:
Title:

[3]	This date may not be fewer than 5 Business days after the date of assignment unless the Administrative Agent otherwise agrees.

[4]	To be completed to the extent consent is required under Section 11.04(b).

UBS AG, STAMFORD BRANCH,
as Administrative Agent [and Issuing Bank][5]

By:

Name:
Title:

By:

Name:
Title:]

[UBS LOAN FINANCE,
as Swingline Lender

By:

Name:
Title:

By:

Name:
Title:][6]

[5]	Reference to Issuing Bank required for an assignment of Revolving Commitments.

[6]	Reference to Swingline Lender required for an assignment of Revolving Commitments.

ANNEX 1 to Assignment and Assumption
BLUE PEARL USA LTD.
CREDIT AGREEMENT
STANDARD TERMS AND CONDITIONS FOR
ASSIGNMENT AND ASSUMPTION
     1. Representations and Warranties.
     1.1 Assignor. The Assignor (a) represents and warrants that (i) it is the legal and beneficial owner of the Assigned Interest, (ii) the Assigned Interest is free and clear of any lien, encumbrance or other adverse claim and (iii) it has full power and authority, and has taken all action necessary, to execute and deliver this Assignment and Assumption and to consummate the transactions contemplated hereby; and (b) assumes no responsibility with respect to (i) any statements, warranties or representations made in or in connection with the Credit Agreement or any other Loan Document, (ii) the execution, legality, validity, enforceability, genuineness, sufficiency or value of the Loan Documents or any collateral thereunder, (iii) the financial condition of Holdings, the Borrower, any of their Subsidiaries or Affiliates or any other person obligated in respect of any Loan Document or (iv) the performance or observance by Holdings, the Borrower, any of their Subsidiaries or Affiliates or any other person of any of their respective obligations under any Loan Document.
     1.2. Assignee. The Assignee (a) represents and warrants that (i) it has full power and authority, and has taken all action necessary, to execute and deliver this Assignment and Assumption and to consummate the transactions contemplated hereby and to become a Lender under the Credit Agreement, (ii) it meets all requirements of an Eligible Assignee under the Credit Agreement (subject to receipt of such consents as may be required under the Credit Agreement), (iii) from and after the Effective Date, it shall be bound by the provisions of the Credit Agreement as a Lender thereunder and, to the extent of the Assigned Interest, shall have the obligations of a Lender thereunder, (iv) it is sophisticated with respect to decisions to acquire assets of the type represented by the Assigned Interest and either it, or the Person exercising discretion in making its decision to acquire the Assigned Interest, is experienced in acquiring assets of such type, (v) it has received a copy of the Credit Agreement, together with copies of the most recent financial statements delivered pursuant to Sections 4.0l(e) or 5.01 thereof, as applicable, and such other documents and information as it has deemed appropriate to make its own credit analysis and decision to enter into this Assignment and Assumption and to purchase the Assigned Interest on the basis of which it has made such analysis and decision independently and without reliance on the Administrative Agent or any other Lender, (vi) if it is not already a Lender under the Credit Agreement, attached to the Assignment and Assumption is an Administrative Questionnaire in the form of Exhibit A to the Credit Agreement, (vii) the Administrative Agent has received a processing and recordation fee of $3,500 as of the Effective Date and (viii) if it is a Foreign Lender, attached to the Assignment and Assumption is any documentation required to be delivered by it pursuant to Section 2.15 of the Credit Agreement, duly completed and executed by the Assignee; and (b) agrees that (i) it will, independently and without reliance on the Administrative Agent, the Assignor or any other Lender, and based on such documents and information as it shall deem appropriate at the time, continue to make its own credit decisions in taking or not taking action under the Loan Documents, and (ii) it will perform in accordance with their terms all of the obligations that by the terms of the Loan Documents are required to be performed by it as a Lender.

     2. Payments. From and after the Effective Date, the Administrative Agent shall make all payments in respect of the Assigned Interest (including payments of principal, interest, fees and other amounts) to the Assignor for amounts that have accrued to but excluding the Effective Date and to the Assignee for amounts that have accrued from and after the Effective Date.
     3. General Provisions. This Assignment and Assumption shall be binding upon, and inure to the benefit of, the parties hereto and their respective successors and assigns. This Assignment and Assumption may be executed in any number of counterparts, which together shall constitute one instrument. Delivery of an executed counterpart of a signature page of this Assignment and Assumption by telecopy shall be effective as delivery of a manually executed counterpart of this Assignment and Assumption. This Assignment and Assumption shall be construed in accordance with and governed by, the law of the State of New York.

EXHIBIT C
[Form of]
BORROWING REQUEST
UBS AG, Stamford Branch,
  as Administrative Agent for
  the Lenders referred to below,
677 Washington Boulevard
Stamford, Connecticut 06901
Attention: [          ]
Re: Blue Pearl USA Ltd.
     Reference is made to the First Lien Credit Agreement dated as of October [ ], 2006 (as amended, restated, supplemented or otherwise modified from time to time, the “Credit Agreement”), among BLUE PEARL USA LTD., a Colorado corporation, (“Borrower”), BLUE PEARL MINING LTD., a corporation existing under the laws of the Province of Ontario (“Holdings”), the Subsidiary Guarantors party thereto from time to time (such term and each other capitalized term used but not defined herein having the meaning given to it in Article I of the Credit Agreement), the Lenders party thereto from time to time, UBS SECURITIES LLC, as lead arranger (in such capacity, the “Arranger”), as documentation agent (in such capacity, the “Documentation Agent”) and as syndication agent (in such capacity, the “Syndication Agent”), UBS LOAN FINANCE LLC, as swingline lender (in such capacity, the “Swingline Lender”), and UBS AG, STAMFORD BRANCH, as issuing bank (in such capacity, the “Issuing Bank”), as administrative agent (in such capacity, the “Administrative Agent”) for the Lenders and as collateral agent (in such capacity, the “Collateral Agent”) for the Secured Parties and the Issuing Bank. Borrower hereby gives you notice pursuant to Section 2.03 of the Credit Agreement that it requests a Borrowing under the Credit Agreement, and in that connection sets forth below the terms on which such Borrowing is requested to be made:

(A) Class of Borrowing	[Revolving Loan]
[Term Loan]
[Swingline Loan]

(B) Principal amount of Borrowing[7]

(C) Date of Borrowing (which is a Business Day)

(D) Type of Borrowing	[ABR] [Eurodollar][8]

[7]	ABR and Eurodollar Loans must be in an amount that is at least $5,000,000 and an integral multiple of $1,000,000 or equal to the remaining available balance of the applicable Commitments.

[8]	Shall be ABR for Swingline Loans.

(E) Interest Period and the last day thereof[9]

(F) Funds are requested to be disbursed to Borrower’s account with Bank of Nova Scotia, Toronto, Canada (Account No. 47696-01571-12). Wire Particulars: [ ]
     Borrower hereby represents and warrants that the conditions to lending specified in Sections 4.02(b) and (c) of the Credit Agreement are satisfied as of the date hereof.
[Signature Page Follows]

[9]	Shall be subject to the definition of “Interest Period” in the Credit Agreement.

BLUE PEARL USA LTD.
By:
Name:
	Title:	[Responsible Officer]

EXHIBIT D
[Form of]
COMPLIANCE CERTIFICATE
     I, [          ], the [Financial Officer] of Blue Pearl USA Ltd. (in such capacity and not in my individual capacity), hereby certify that, with respect to that certain First Lien Credit Agreement dated as of October [ ], 2006 (as it may be amended, modified, extended or restated from time to time, the “Credit Agreement”; all of the defined terms in the Credit Agreement are incorporated herein by reference) among Blue Pearl USA Ltd., a Colorado corporation, as borrower (the “Borrower”), Holdings (“Holdings”) and the other Guarantors party thereto, the Lenders party thereto, UBS Securities LLC, as Arranger, Documentation Agent and Syndication Agent, UBS Loan Finance LLC, as Swingline Lender and UBS AG, Stamford Branch, as Administrative Agent and Collateral Agent:
     a. [Attached hereto as Schedule 1 are detailed calculations10 demonstrating compliance by [Borrower] [Holdings] [Subsidiary Guarantor[s]] with Sections 6.10 of the Credit Agreement. [Borrower] [Holdings] [Subsidiary Guarantor[s]] [is] [are] in compliance with such Section as of the date hereof.] [Attached hereto as Schedule 2 are detailed calculations setting forth the Borrower’s Excess Cash Flow.]11 [Attached hereto as Schedule 3 is the report of [accounting firm.]]12
     b. The Borrower was in compliance with each of the covenants set forth in Section 6.10 of the Credit Agreement at all times during and since [          ].
     c. No Default has occurred under the Credit Agreement which has not been previously disclosed, in writing, to the Administrative Agent pursuant to a Compliance Certificate.13

[10]	To accompany annual and quarterly financial statements only. These calculations shall be in reasonable detail satisfactory to the Administrative Agent and shall include, among other things, an explanation of the methodology used in such calculations and a breakdown of the components of such calculations.

[11]	To accompany annual financial statements only.

[12]	To accompany annual financial statements only. The report must opine or certify that, with respect to its regular audit of such financial statements, which audit was conducted in accordance with GAAP, the accounting firm obtained no knowledge that any Default has occurred or, if in the opinion of such accounting firm such a Default has occurred, specifying the nature and extent thereof.

[13]	If a Default shall have occurred, an explanation specifying the nature and extent of such Default shall be provided on a separate page together with an explanation of the corrective action taken or proposed to be taken with respect thereto (include, as applicable, information regarding actions, if any, taken since prior certificate). Any such description of such proposed corrective action shall not create an independent obligation under any Loan Document.

D-1

Dated this [ ] day of [          ], 20[ ].

BLUE PEARL USA LTD.
By:
Name:
	Title:	[Financial Officer]

D-2

SCHEDULE 1
Financial Covenants

(A) Minimum Consolidated EBITDA

Consolidated Net Income for the four quarter period ended [ ], 20[ ]

[Insert Components of Consolidated EBITDA once the definition is finalized]

Consolidated EBITDA

Covenant Requirement

(B) Maximum Leverage Ratio: Consolidated Indebtedness to Consolidated EBITDA

Consolidated Indebtedness for the four quarter period ended [ ], 20[ ]

Consolidated EBITDA

Consolidated Indebtedness to Consolidated EBITDA	[ ]:1.00

Covenant Requirement	No more than [ ]:1.00

(C) Maximum Senior Leverage Ratio: Consolidated Senior Indebtedness to Consolidated EBITDA

Consolidated Indebtedness for the four quarter period ended [ ], 20[ ]

minus Consolidated Subordinated Indebtedness for the four quarter period ended [ ], 20[ ]

Consolidated Senior Indebtedness

Consolidated EBITDA

Consolidated Senior Indebtedness to Consolidated EBITDA

Covenant Requirement

(D) Minimum Interest Coverage Ratio: Consolidated EBITDA to Consolidated Interest Expense

Consolidated EBITDA

Consolidated Interest Expense calculation:

total consolidated interest expense under GAAP

[Insert components of Consolidated Interest Expense once the definition is finalized]

Consolidated Interest Expense

Consolidated EBITDA to Consolidated Interest Expense	[ ]:1.00

Covenant Requirement	Greater than or equal to [ ]:1.00

(E) Minimum Consolidated Fixed Charge Ratio: Consolidated EBITDA to Consolidated Fixed Charges

Consolidated EBITDA for the four quarter period ended [ ], 20[ ].

Consolidated Fixed Charges Calculation:

Consolidated Interest Expense

[Insert components of Consolidated Interest Expense once the definition is finalized]

Consolidated Fixed Charges

[Insert components of Consolidated Fixed Changes once the definitions is finalized]

Consolidated EBITDA to Consolidated Fixed Charges	[ ]:1.00

Covenant Requirement	Greater than or equal to [ ]:1.00

(F) Maximum Capital Expenditures

Capital Expenditures

Covenant Requirement	No more than [ ]

[(G) Minimum Consolidated Net Worth

Consolidated Net Worth

Covenant Requirement	No less than [ ]]

[SCHEDULE 2

Excess Cash Flow Calculation:

Consolidated EBITDA for fiscal year ended [ ], 20[ ]

[Insert Components of Excess Cash Flow once the definition is finalized]

Excess Cash Flow	]

EXHIBIT E
[Form of]
INTEREST ELECTION REQUEST
UBS AG, Stamford Branch,
      as Administrative Agent
677 Washington Boulevard
Stamford, Connecticut 06901
Attention: [                     ]
[Date]
Re: Blue Pearl USA Ltd.
Ladies and Gentlemen:
     This Interest Election Request is delivered to you pursuant to Section 2.08 of the First Lien Credit Agreement dated as of October [      ], 2006 (as amended, restated, supplemented or otherwise modified from time to time, the “Credit Agreement”), among BLUE PEARL USA LTD., a Colorado corporation, (“Borrower”), BLUE PEARL MINING LTD., a corporation existing under the laws of the Province of Ontario (“Holdings”), the Subsidiary Guarantors party thereto from time to time (such term and each other capitalized term used but not defined herein having the meaning given to it in Article I of the Credit Agreement), the Lenders party thereto from time to time, UBS SECURITIES LLC, as lead arranger (in such capacity, the “Arranger”), as documentation agent (in such capacity, the “Documentation Agent”) and as syndication agent (in such capacity, the “Syndication Agent”), UBS LOAN FINANCE LLC, as swingline lender (in such capacity, the “Swingline Lender”), and UBS AG, STAMFORD BRANCH, as issuing bank (in such capacity, the “Issuing Bank”), as administrative agent (in such capacity, the “Administrative Agent”) for the Lenders and as collateral agent (in such capacity, the “Collateral Agent”) for the Secured Parties and the Issuing Bank
     Borrower hereby requests that on [          ] 14 (the “Interest Election Date”),
          1 $[          ] of the presently outstanding principal amount of the Loans originally made on [          ],
          2. and all presently being maintained as [ABR Loans] [Eurodollar Loans],

[14]	Shall be a Business Day that is (a) one Business Day following the date hereof in the case of a conversion into ABR Loans to the extent this Interest Election Request is delivered to the Administrative Agent prior to 11:00 a.m., New York City time on the date hereof, otherwise the second Business Day following the date of delivery hereof, and (b) three Business Days following the date hereof in the case of a conversion into/continuation of Eurodollar Loans to the extent this Interest Election Request is delivered to the Administrative Agent prior to 11:00 a.m. New York City time on the date hereof, otherwise the fourth Business Day following the date of delivery hereof, in each case.

     3. be [converted into] [continued as],
     4. [Eurodollar Loans having an Interest Period of [one/two/three/six[/nine] months] [ABR Loans].
     The undersigned hereby certifies that the following statements are true on the date hereof, and will be true on the proposed Interest Election Date, both before and after giving effect thereto and to the application of the proceeds therefrom:
          (a) the fbregoing [conversion] [continuation] complies with the terms and conditions of the Credit Agreement (including, without limitation, Section 2.08 of the Credit Agreement);
          (b) no Default has occurred and is continuing, or would result from such proposed [conversion] [continuation].
[Signature Page Follows]

     Borrower has caused this Interest Election Request to be executed and delivered by its duly authorized officer as of the date first written above.

BLUE PEARL USA LTD.
By:
Name:
Title:

EXHIBIT F
[Form of]
JOINDER AGREEMENT
     Reference is made to the First Lien Credit Agreement dated as of October[ ], 2006 (as amended,restated, supplemented or otherwise modified from time to time, the “Credit Agreement”), among BLUE PEARL USA LTD., a Colorado corporation, (“Borrower”), BLUE PEARL MINING LTD., a corporation existing under the laws of the Province of Ontario (“Holdings”), the Subsidiary Guarantors party thereto from time to time (such term and each other capitalized term used but not defined herein having the meaning given to it in Article I of the Credit Agreement), the Lenders party thereto from time to time, UBS SECURITIES LLC, as lead arranger (in such capacity, the “Arranger”), as documentation agent (in such capacity, the “Documentation Agent”) and as syndication agent (in such capacity, the “Syndication Agent”), UBS LOAN FINANCE LLC, as swingline lender (in such capacity, the “Swingline Lender”), and UBS AG, STAMFORD BRANCH, as issuing bank (in such capacity, the “Issuing Bank”), as administrative agent (in such capacity, the “Administrative Agent”) for the Lenders and as collateral agent (in such capacity, the “Collateral Agent”) for the Secured Parties and the Issuing Bank.
W  I  T  N  E  S  S  E  T  H:
     WHEREAS, the Guarantors have entered into the Credit Agreement and the Security Agreement in order to induce the Lenders to make the Loans and the Issuing Bank to issue Letters of Credit to or for the benefit of Borrower;
     WHEREAS, pursuant to Section 5.1 l(b) of the Credit Agreement, each Subsidiary that was not in existence on the date of the Credit Agreement is required to become a Guarantor under the Credit Agreement by executing a Joinder Agreement. The undersigned Subsidiary (the “New Guarantor”) is executing this joinder agreement (“Joinder Agreement”) to the Credit Agreement in order to induce the Lenders to make additional Revolving Loans and the Issuing Bank to issue Letters of Credit and as consideration for the Loans previously made and Letters of Credit previously issued.
     NOW, THEREFORE, the Administrative Agent, Collateral Agent and the New Guarantor hereby agree as follows:
     1. Guarantee. In accordance with Section 5.11 (b) of the Credit Agreement, the New Guarantor by its signature below becomes a Guarantor under the Credit Agreement with the same force and effect as if originally named therein as a Guarantor.
     2. Representations and Warranties. The New Guarantor hereby (a) agrees to all the terms and provisions of the Credit Agreement applicable to it as a Guarantor thereunder and (b) represents and warrants that the representations and warranties made by it as a Guarantor thereunder are true and correct in all material respects (except that any representation and warranty that is qualified as to “materiality” or “Material Adverse Effect” shall be true and correct in all respects) on and as of the date hereof, except to the extent such representations and warranties expressly relate to an earlier date, in which case such representations and warranties are true and correct in all material respects (except that any representation and warranty that is qualified as to “materiality” or “Material Adverse Effect” shall be true and correct in all respects) as of such earlier date. Each reference to a Guarantor in the Credit Agreement shall be deemed to include the New Guarantor. The New Guarantor hereby attaches supplements to [each of] the schedules to the Credit Agreement applicable to it.
     3. Severability. Any provision of this Joinder Agreement which is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof, and any such prohibition or unenforceability in any jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction.
     4. Counterparts. This Joinder Agreement may be executed in counterparts, each of which shall constitute an original. Delivery of an executed signature page to this Joinder Agreement by facsimile transmission shall be as effective as delivery of a manually executed counterpart of this Joinder Agreement.
     5. No Waiver. Except as expressly supplemented hereby, the Credit Agreement shall remain in full force and effect.
     6. Notices. All notices, requests and demands to or upon the New Guarantor, any Agent or any Lender shall be governed by the terms of Section 11.01 of the Credit Agreement.
     7. Governing Law. THIS AGREEMENT AND THE RIGHTS AND OBLIGATIONS OF THE PARTIES HEREUNDER SHALL BE CONSTRUED IN ACCORDANCE WITH AND GOVERNED BY THE LAW OF THE STATE OF NEW YORK.
[Signature Pages Follow]

     IN WITNESS WHEREOF, the undersigned have caused this Joinder Agreement to be duly executed and delivered by their duly authorized officers as of the day and year first above written.

[NEW GUARANTOR]
By:
Name:
Title:

Address for Notices:

UBS AG, STAMFORD BRANCH, as Administrative Agent and Collateral Agent
By:
Name:
Title:

By:
Name:
Title:

[Note: Schedules to be attached.]

EXHIBIT G
[Form of]
LANDLORD ACCESS AGREEMENT
[Provided under separate cover]

G-1

EXHIBIT H
[Form of]
LC REQUEST [AMENDMENT]
Dated (15)
     UBS AG, Stamford Branch, as Administrative Agent under the First Lien Credit Agreement (as amended, modified or supplemented from time to time, the “Credit Agreement”), dated as of October[ ], 2006, among Blue Pearl USA Ltd., Blue Pearl Mining Ltd., the Lenders from time to time party thereto, UBS Securities LLC, as Arranger, Documentation Agent and Syndication Agent and UBS AG, Stamford Branch, as Administrative Agent, Collateral Agent and Issuing Bank,
677 Washington Boulevard
Stamford,Connecticut 06901
Attention: [                     ]
Ladies and Gentlemen:
     We hereby request that [name of proposed Issuing Bank], as Issuing Bank under the Credit Agreement, [issue] [amend] [renew] [extend] [a] [an existing] [Standby] [Commercial] Letter of Credit for the account of the undersigned(16) on (17) (the “Date of [Issuance] [Amendment] [Renewal] [Extension]”) in the aggregate stated amount of (18). [Such Letter of Credit was originally issued on [date].] The requested Letter of Credit [shall be] [is] denominated in Dollars.
     For purposes of this LC Request, unless otherwise defined herein, all capitalized terms used herein which are defined in the Credit Agreement shall have the respective meaning provided therein.
     The beneficiary of the requested Letter of Credit [will be] [is] (19), and such Letter of Credit [will be] [is] in support of (20) and [will have] [has] a stated expiration date of (21). [Describe the nature of the amendment, renewal or extension.]

[15]	Date of LC Request.

[16]	Note that if the LC Request is for the account of a Subsidiary, Borrower shall be a co-applicant, and be jointly and severally liable, with respect to each Letter of Credit issued for the account or in favor of any Subsidiary.

[17]	Date of Issuance [Amendment] [Renewal] [Extension] which shall be at least three Business Days after the date of this LC Request, if this LC Request is delivered to the Issuing Bank by 11:00 a.m., New York City time (or such shorter period as is acceptable to the Issuing Bank).

[18]	Aggregate initial stated amount of Letter of Credit.

[19]	Insert name and address of beneficiary.

[20]	Insert description of the obligation to which it relates in the case of Standby Letters of Credit and a description
Footnote continued on next page.

H-1

We hereby certify that:
     (1) [As of today and at the time of and immediately after giving effect to the [issuance] [amendment] [renewal] [extension] of the Letter of Credit requested herein, no Default has or will have occurred and be continuing.
     (2) Each of the representations and warranties made by any Loan Party set forth in any Loan Document are true and correct in all material respects (except that any representation and warranty that is qualified as to “materiality” or “Material Adverse Effect” is true and correct in all respects) on and as of today’s date and with the same effect as though made on and as of today’s date, except to the extent such representations and warranties expressly relate to an earlier date.
     (3) After giving effect to the request herein, the LC Exposure will not exceed the LC Commitment and the total Revolving Exposures will not exceed [the lesser of (A)] the total Revolving Commitments [and (B) the total Revolving Commitments multiplied by the Borrowing Base then in effect].] 22
Copies of all relevant documentation with respect to the supported transaction are attached hereto.

[ ]
By:
Name:
Title:

Footnote continued from previous page.

of the commercial transaction which is being supported in the case of Commercial Letters of Credit.

[21]	Insert last date upon which drafts may be presented which may not be later than (i) in the case of a Standby Letter of Credit, (x) the date which is one year after the date of the issuance of such Standby Letter of Credit (or, in the case of any renewal or extension thereof, one year after such renewal or extension) and (y) the Letter of Credit Expiration Date and (ii) in the case of a Commercial Letter of Credit, (x) the date that is 180 days after the date of issuance of such Commercial Letter of Credit (or, in the case of any renewal or extension thereof, 180 days after such renewal or extension) and (y) the Letter of Credit Expiration Date. [revise if evergreen LC facility.]

[22]	Modify text if relevant sections of Credit Agreement are negotiated.

H-2

EXHIBIT I
[Form of]
LENDER ADDENDUM
      Reference is made to the First Lien Credit Agreement dated as of October [ ], 2006 (as amended,restated, supplemented or otherwise modified from time to time, the “Credit Agreement”), among BLUE PEARL USA LTD., a Colorado corporation, (“Borrower”), BLUE PEARL MINING LTD., a corporation existing under the laws of the Province of Ontario (“Holdings”), the Subsidiary Guarantors party thereto from time to time (such term and each other capitalized term used but not defined herein having the meaning given to it in Article I of the Credit Agreement), the Lenders party thereto from time to time, UBS SECURITIES LLC, as lead arranger (in such capacity, the “Arranger”), as documentation agent (in such capacity, the “Documentation Agent”) and as syndication agent (in such capacity, the “Syndication Agent”), UBS LOAN FINANCE LLC, as swingline lender (in such capacity, the “Swingline Lender”), and UBS AG, STAMFORD BRANCH, as issuing bank (in such capacity, the “Issuing Bank”), as administrative agent (in such capacity, the “Administrative Agent”) for the Lenders and as collateral agent (in such capacity, the “Collateral Agent”) for the Secured Parties and the Issuing Bank.
     Upon execution and delivery of this Lender Addendum by the parties hereto as provided in Section 10.15 of the Credit Agreement, the undersigned hereby becomes a Lender thereunder having the Commitment set forth in Schedule 1 hereto, effective as of the Closing Date.
     THIS LENDER ADDENDUM SHALL BE CONSTRUED IN ACCORDANCE WITH AND GOVERNED BY THE LAW OF THE STATE OF NEW YORK.
     This Lender Addendum may be executed by one or more of the parties hereto on any number of separate counterparts, and all of said counterparts taken together shall be deemed to constitute one and the same instrument. Delivery of an executed signature page hereof by facsimile transmission shall be effective as delivery of a manually executed counterpart hereof.

     IN WITNESS WHEREOF, the parties hereto have caused this Lender Addendum to be duly executed and delivered by their proper and duly authorized officers as of this           day of [      ], 2000 [      ].

,[23]
as a Lender
[Please type legal name of Lender above]

By:
Name:
Title:

[If second signature is necessary:]
By:
Name:
Title:

[23]	Use this form of signature page if there is a syndicate of lenders to avoid having to keep track of correct legal names.

Accepted and agreed:
BLUE PEARL USA LTD.

By:
Name:
Title:
UBS AG, STAMFORD BRANCH, as
Administrative Agent

By:
Name:
Title:

By:
Name:
Title:

Schedule 1
COMMITMENTS AND NOTICE ADDRESS

1.	Name of Lender:
Notice Address:

Attention:
Telephone:
Facsimile:

2.	Commitment:

EXHIBIT J-1
[Form of]
FORM OF US FEE AND LEASEHOLD MORTGAGE
[Provided under separate cover]
J-1-1

EXHIBIT J-2
[Form of]
FORM OF CANADIAN FEE AND LEASEHOLD MORTGAGE
[Provided under separate cover]
J-1-2

EXHIBIT K-1
[Form of]
TERM NOTE

$	New York, New York
[Date]
     FOR VALUE RECEIVED, the undersigned, BLUE PEARL USA LTD., a Colorado corporation (“Borrower”), hereby promises to pay to the order of [          ] (the “Lender”) on the Term Loan Maturity Date (as defined in the Credit Agreement referred to below) in lawful money of the United States and in immediately available funds, the principal amount of                     DOLLARS ($                    ), or, if less, the aggregate unpaid principal amount of all Term Loans of the Lender outstanding under the Credit Agreement referred to below, which sum shall be due and payable in such amounts and on such dates as are set forth in the Credit Agreement. Borrower further agrees to pay interest in like money at such office specified in Section 2.14 of the Credit Agreement on the unpaid principal amount hereof from time to time from the date hereof at the rates, and on the dates, specified in Section 2.06 of such Credit Agreement.
     The holder of this Note may endorse and attach a schedule to reflect the date, Type and amount of each Term Loan of the Lender outstanding under the Credit Agreement, the date and amount of each payment or prepayment of principal hereof, and the date of each interest rate conversion or continuation pursuant to Section 2.08 of the Credit Agreement and the principal amount subject thereto; provided that the failure of the Lender to make any such recordation (or any error in such recordation) shall not affect the obligations of Borrower hereunder or under the Credit Agreement.
     This Note is one of the Notes referred to in the First Lien Credit Agreement dated as of October [ ], 2006 (as amended, amended and restated, supplemented or otherwise modified from time to time, the “Credit Agreement”), among Borrower, BLUE PEARL MINING LTD., a corporation existing under the laws of the Province of Ontario (“Holdings”), the Subsidiary Guarantors, the Lenders, UBS SECURITIES LLC, as lead arranger, documentation agent and syndication agent, UBS LOAN FINANCE LLC, as swingline lender and UBS AG, STAMFORD BRANCH, as administrative agent for the Lenders, collateral agent for the Secured Parties and as the Issuing Bank, is subject to the provisions thereof and is subject to optional and mandatory prepayment in whole or in part as provided therein. Terms used herein which are defined in the Credit Agreement shall have such defined meanings unless otherwise defined herein or unless the context otherwise requires.
     This Note is secured and guaranteed as provided in the Credit Agreement and the Security Documents. Reference is hereby made to the Credit Agreement and the Security Documents for a description of the properties and assets in which a security interest has been granted, the nature and extent of the security and guarantees, the terms and conditions upon which the security interest and each guarantee was granted and the rights of the holder of this Note in respect thereof.
     Upon the occurrence of any one or more of the Events of Default specified in the Credit Agreement, all amounts then remaining unpaid on this Note shall become, or may be declared to be, immediately due and payable all as provided therein.
K-1-1

     All parties now and hereafter liable with respect to this Note, whether maker, principal, surety, guarantor, endorser or otherwise, hereby waive presentment, demand, protest and all other notices of any kind.
     THIS NOTE MAY NOT BE TRANSFERRED EXCEPT IN COMPLIANCE WITH THE TERMS OF THE CREDIT AGREEMENT. TRANSFERS OF THIS NOTE MUST BE RECORDED IN THE REGISTER MAINTAINED BY THE ADMINISTRATIVE AGENT PURSUANT TO THE TERMS OF THE CREDIT AGREEMENT.
     THIS NOTE SHALL BE CONSTRUED IN ACCORDANCE WITH AND GOVERNED BY THE LAWS OF THE STATE OF NEW YORK.
[Signature Page Follows]
K-1-2

BLUE PEARL USA LTD., as Borrower
By:
Name:
Title:

K-1-3

EXHIBIT K-2
[Form of]
REVOLVING NOTE

$	New York, New York [Date]
     FOR VALUE RECEIVED, the undersigned, BLUE PEARL USA LTD., a Colorado corporation (“Borrower”), hereby promises to pay to the order of [           ] (the “Lender”) on the Revolving Maturity Date (as defined in the Credit Agreement referred to below), in lawful money of the United States and in immediately available funds, the principal amount of the lesser of (a)                     DOLLARS ($                    ) and (b) the aggregate unpaid principal amount of all Revolving Loans of the Lender outstanding under the Credit Agreement referred to below. Borrower further agrees to pay interest in like money at such office specified in Section 2.14 of the Credit Agreement on the unpaid principal amount hereof from time to time from the date hereof at the rates, and on the dates, specified in Section 2.06 of such Credit Agreement.
     The holder of this Note may endorse and attach a schedule to reflect the date, Type and amount of each Revolving Loan of the Lender outstanding under the Credit Agreement, the date and amount of each payment or prepayment of principal hereof, and the date of each interest rate conversion or continuation pursuant to Section 2.08 of the Credit Agreement and the principal amount subject thereto; provided that the failure of the Lender to make any such recordation (or any error in such recordation) shall not affect the obligations of Borrower hereunder or under the Credit Agreement.
     This Note is one of the Notes referred to in the First Lien Credit Agreement dated as of October [ ], 2006 (as amended, amended and restated, supplemented or otherwise modified from time to time, the “Credit Agreement”), among Borrower, BLUE PEARL MINING LTD., a corporation existing under the laws of the Province of Ontario (“Holdings”), the Subsidiary Guarantors, the Lenders, UBS SECURITIES LLC, as lead arranger, documentation agent and syndication agent, UBS LOAN FINANCE LLC, as swingline lender and UBS AG, STAMFORD BRANCH, as administrative agent for the Lenders, collateral agent for the Secured Parties and as the Issuing Bank, is subject to the provisions thereof and is subject to optional and mandatory prepayment in whole or in part as provided therein. Terms used herein which are defined in the Credit Agreement shall have such defined meanings unless otherwise defined herein or unless the context otherwise requires.
     This Note is secured and guaranteed as provided in the Credit Agreement and the Security Documents. Reference is hereby made to the Credit Agreement and the Security Documents for a description of the properties and assets in which a security interest has been granted, the nature and extent of the security and guarantees, the terms and conditions upon which the security interest and each guarantee was granted and the rights of the holder of this Note in respect thereof.
     Upon the occurrence of any one or more of the Events of Default specified in the Credit Agreement, all amounts then remaining unpaid on this Note shall become, or may be declared to be, immediately due and payable, all as provided therein.
K-2-1

     All parties now and hereafter liable with respect to this Note, whether maker, principal, surety, guarantor, endorser or otherwise, hereby waive presentment, demand, protest and all other notices of any kind.
     THIS NOTE MAY NOT BE TRANSFERRED EXCEPT IN COMPLIANCE WITH THE TERMS OF THE CREDIT AGREEMENT. TRANSFERS OF THIS NOTE MUST BE RECORDED IN THE REGISTER MAINTAINED BY THE ADMINISTRATIVE AGENT PURSUANT TO THE TERMS OF THE CREDIT AGREEMENT.
     THIS NOTE SHALL BE CONSTRUED IN ACCORDANCE WITH AND GOVERNED BY THE LAWS OF THE STATE OF NEW YORK.
[Signature Page Follows]
K-2-2

BLUE PEARL USA LTD., as Borrower
By:
Name:
Title:

K-2-3

[EXHIBIT K-3]
[Form of]
SWINGLINE NOTE

$	New York, New York [Date]
     FOR VALUE RECEIVED, the undersigned, BLUE PEARL USA LTD., a Colorado corporation (“Borrower”), hereby promises to pay to the order of [          ](the “Lender”) on the Revolving Maturity Date (as defined in the Credit Agreement referred to below), in lawful money of the United States and in immediately available funds, the principal amount of the lesser of (a)                     ($                    ) and (b) the aggregate unpaid principal amount of all Swingline Loans made by Lender to the undersigned pursuant to Section 2.17 of the Credit Agreement referred to below. Borrower further agrees to pay interest on the unpaid principal amount hereof in like money at such office specified in Section 2.17(c) of the Credit Agreement from time to time from the date hereof at the rates and on the dates specified in Section 2.06 of the Credit Agreement.
     The holder of this Note may endorse and attach a schedule to reflect the date, the amount of each Swingline Loan and the date and amount of each payment or prepayment of principal thereof; provided that the failure of Lender to make such recordation (or any error in such recordation) shall not affect the obligations of Borrower hereunder or under the Credit Agreement.
     This Note is one of the Notes referred to in the First Lien Credit Agreement, dated as of October [ ], 2006 (as amended, amended and restated, supplemented or otherwise modified from time to time, the “Credit Agreement”), among Borrower, BLUE PEARL MINING LTD., a corporation existing under the laws of the Province of Ontario (“Holdings”), the Subsidiary Guarantors, the Lenders, UBS SECURITIES LLC, as lead arranger, documentation agent and syndication agent, UBS LOAN FINANCE LLC, as swingline lender and UBS AG, STAMFORD BRANCH, as swingline lender, administrative agent for the Lenders, collateral agent for the Secured Parties and as the Issuing Bank, is subject to the provisions thereof and is subject to optional and mandatory prepayment in whole or in part as provided therein. Terms used herein which are defined in the Credit Agreement shall have such defined meanings unless otherwise defined herein or unless the context otherwise requires.
     This Note is secured and guaranteed as provided in the Credit Agreement and the Security Documents. Reference is hereby made to the Credit Agreement and the Security Documents for a description of the properties and assets in which a security interest has been granted, the nature and extent of the security and guarantees, the terms and conditions upon which the security interest and each guarantee was granted and the rights of the holder of this Note in respect thereof.
     Upon the occurrence of any one or more of the Events of Default specified in the Credit Agreement, all amounts then remaining unpaid on this Note may become, or may be declared to be, immediately due and payable as provided in the Credit Agreement.
     All parties now and hereafter liable with respect to this Note, whether maker, principal, surety, guarantor, endorser or otherwise, hereby waive presentment, demand, protest and all other notices of any kind.
K-3-1

     THIS NOTE MAY NOT BE TRANSFERRED EXCEPT IN COMPLIANCE WITH THE TERMS OF THE CREDIT AGREEMENT. TRANSFERS OF THIS NOTE MUST BE RECORDED IN THE REGISTER MAINTAINED BY THE ADMINISTRATIVE AGENT PURSUANT TO THE TERMS OF THE CREDIT AGREEMENT.
     THIS NOTE SHALL BE CONSTRUED IN ACCORDANCE WITH AND GOVERNED BY THE LAWS OF THE STATE OF NEW YORK.
[Signature Page Follows]
K-3-2

BLUE PEARL USA LTD., as Borrower
By:
Name:
Title:

K-3-3

EXHIBIT L-1
[Form of]
PERFECTION CERTIFICATE
[Provided under separate cover]
L-1-1

EXHIBIT L-2
[Form of]
PERFECTION CERTIFICATE SUPPLEMENT
[Provided under separate cover]
L-2-1

EXHIBIT M-1
[Form of]
SECURITY AGREEMENT
[Provided under separate cover]

M-1

EXHIBIT M-2
[Form of]
SECURITY AGREEMENT
[Provided under separate cover]

M-2

EXHIBIT N
[Form of]
OPINION OF COMPANY COUNSEL
State Corporate Law/UCC Opinions
[Provided under separate cover]
New York Contract/Federal/Delaware Opinions
[Provided under separate cover]
Mortgage Opinions
[Provided under separate cover]

N-1

EXHIBIT O
[Form of]
SOLVENCY CERTIFICATE
     I, the undersigned, [financial officer] of Blue Pearl USA Ltd., a Colorado corporation (“Borrower”), DO HEREBY CERTIFY on behalf of Borrower that:
     1. This Certificate is furnished pursuant to Section 4.01(h) of the First Lien Credit Agreement, (as in effect on the date of this Certificate, as amended, restated, supplemented or otherwise modified from time to time, the capitalized terms defined therein being used herein as therein defined, the “Credit Agreement”), among BLUE PEARL USA LTD., a Colorado corporation, (“Borrower”), BLUE PEARL MINING LTD., a corporation existing under the laws of the Province of Ontario (“Holdings”), the Subsidiary Guarantors party thereto from time to time (such term and each other capitalized term used but not defined herein having the meaning given to it in Article I of the Credit Agreement), the Lenders party thereto from time to time, UBS SECURITIES LLC, as lead arranger (in such capacity, the “Arranger”), as documentation agent (in such capacity, the “Documentation Agent”) and as syndication agent (in such capacity, the “Syndication Agent”), UBS LOAN FINANCE LLC, as swingline lender (in such capacity, the “Swingline Lender”), and UBS AG, STAMFORD BRANCH, as issuing bank (in such capacity, the “Issuing Bank”), as administrative agent (in such capacity, the “Administrative Agent”) for the Lenders and as collateral agent (in such capacity, the “Collateral Agent”) for the Secured Parties and the Issuing Bank (as from time to time in effect, the “Credit Agreement”).
     2. Immediately following the consummation of the Transactions and immediately following the making of each Loan and after giving effect to the application of the proceeds of each Loan on the date hereof, (a) the fair value of the assets of Holdings (on a consolidated basis with the other Loan Parties) exceeds its debts and liabilities, subordinated, contingent or otherwise; (b) the present fair saleable value of the property of Holdings (on a consolidated basis with the other Loan Parties) is greater than the amount that will be required to pay the probable liability of its debts and other liabilities, subordinated, contingent or otherwise, as such debts and other liabilities become absolute and matured; (c) Holdings (on a consolidated basis with the other Loan Parties) is able to pay its debts and liabilities, subordinated, contingent or otherwise, as such debts and liabilities become absolute and matured; and (d) Holdings (on a consolidated basis with the other Loan Parties) does not have unreasonably small capital with which to conduct the business in which it is engaged as such business is now conducted and is proposed to be conducted following the Closing Date.
[Signature Page Follows]

O-1

     IN WITNESS WHEREOF, I have hereunto set my hand this [   ] th day of October, 2006.

BLUE PEARL USA LTD.
By:
Name:
	Title:	[Financial Officer]

O-2

EXHIBIT P
[Form of]
INTERCOMPANY NOTE
New York, New York
[date]
     FOR VALUE RECEIVED, each of the undersigned, to the extent a borrower from time to time from any other entity listed on the signature page hereto (each, in such capacity, a “Payor”), hereby promises to pay on demand to the order of such other entity listed below (each, in such capacity, a “Payee”), in lawful money of the United States of America in immediately available funds, at such location in the United States of America as a Payee shall from time to time designate, the unpaid principal amount of all loans and advances (including trade payables) made by such Payee to such Payor. Each Payor promises also to pay interest on the unpaid principal amount of all such loans and advances in like money at said location from the date of such loans and advances until paid at such rate per annum as shall be agreed upon from time to time by such Payor and such Payee.
     This note (“Note”) is an Intercompany Note referred to in the First Lien Credit Agreement dated as of October ], 2006 (as amended, restated, supplemented or otherwise modified from time to time, the “Credit Agreement”), among BLUE PEARL USA LTD., a Colorado corporation, (“Borrower”), BLUE PEARL MINING LTD., a corporation existing under the laws of the Province of Ontario (“Holdings”), the Subsidiary Guarantors party thereto from time to time (such term and each other capitalized term used but not defined herein having the meaning given to it in Article I of the Credit Agreement), the Lenders party thereto from time to time, UBS SECURITIES LLC, as lead arranger (in such capacity, the “Arranger”), as documentation agent (in such capacity, the “Documentation Agent”) and as syndication agent (in such capacity, the “Syndication Agent”), UBS LOAN FINANCE LLC, as swingline lender (in such capacity, the “Swingline Lender”), and UBS AG, STAMFORD BRANCH, as issuing bank (in such capacity, the “Issuing Bank”), as administrative agent (in such capacity, the “Administrative Agent”) for the Lenders and as collateral agent (in such capacity, the “Collateral Agent”) for the Secured Parties and as the Issuing Bank, is subject to the terms thereof and shall be pledged by each Payee pursuant to the Security Agreement, to the extent required pursuant to the terms thereof. Each Payee hereby acknowledges and agrees that the Administrative Agent may exercise all rights provided in the Credit Agreement and the Security Agreement with respect to this Note.
     Anything in this Note to the contrary notwithstanding, the indebtedness evidenced by this Note owed by any Payor that is Borrower or a Guarantor to any Payee other than Borrower shall be subordinate and junior in right of payment, to the extent and in the manner hereinafter set forth, to all Obligations of such Payor under the Credit Agreement, including, without limitation, where applicable, under such Payor’s guarantee of the Obligations under the Credit Agreement (such Obligations and other indebtedness and obligations in connection with any renewal, refunding, restructuring or refinancing thereof, including interest thereon accruing after the commencement of any proceedings referred to in clause (i) below, whether or not such interest is an allowed claim in such proceeding, being hereinafter collectively referred to as “Senior Indebtedness”):
     (i) In the event of any insolvency or bankruptcy proceedings, and any receivership, liquidation, reorganization or other similar proceedings in connection therewith, relative to any

Payor or to its creditors, as such, or to its property, and in the event of any proceedings for voluntary liquidation, dissolution or other winding up of such Payor, whether or not involving insolvency or bankruptcy, then (x) the holders of Senior Indebtedness shall be paid in full in cash in respect of all amounts constituting Senior Indebtedness before any Payee is entitled to receive (whether directly or indirectly), or make any demands for, any payment on account of this Note and (y) until the holders of Senior Indebtedness are paid in full in cash in respect of all amounts constituting Senior Indebtedness, any payment or distribution to which such Payee would otherwise be entitled (other than debt securities of such Payor that are subordinated, to at least the same extent as this Note, to the payment of all Senior Indebtedness then outstanding (such securities being hereinafter referred to as “Restructured Debt Securities”)) shall be made to the holders of Senior Indebtedness;
     (ii) if any default occurs and is continuing with respect to any Senior Indebtedness (including any Default under the Credit Agreement), then no payment or distribution of any kind or character shall be made by or on behalf of the Payor or any other Person on its behalf with respect to this Note; and
     (iii) if any payment or distribution of any character, whether in cash, securities or other property (other than Restructured Debt Securities), in respect of this Note shall (despite these subordination provisions) be received by any Payee in violation of clause (i) or (ii) before all Senior Indebtedness shall have been paid in full in cash, such payment or distribution shall be held in trust for the benefit of, and shall be paid over or delivered to, the holders of Senior Indebtedness (or their representatives), ratably according to the respective aggregate amounts remaining unpaid thereon, to the extent necessary to pay all Senior Indebtedness in full in cash.
     To the fullest extent permitted by law, no present or future holder of Senior Indebtedness shall be prejudiced in its right to enforce the subordination of this Note by any act or failure to act on the part of any Payor or by any act or failure to act on the part of such holder or any trustee or agent for such holder. Each Payee and each Payor hereby agree that the subordination of this Note is for the benefit of the Ad- ministrative Agent, the Issuing Bank and the Lenders and the Administrative Agent, the Issuing Bank and the Lenders are obligees under this Note to the same extent as if their names were written herein as such and the Administrative Agent may, on behalf of the itself, the Issuing Bank and the Lenders, proceed to enforce the subordination provisions herein.
     The indebtedness evidenced by this Note owed by any Payor that is not Borrower or a Guarantor shall not be subordinated to, and shall rank pari passu in right of payment with, any other obligation of such Payor.
     Nothing contained in the subordination provisions set forth above is intended to or will impair, as between each Payor and each Payee, the obligations of such Payor, which are absolute and unconditional, to pay to such Payee the principal of and interest on this Note as and when due and payable in accordance with its terms, or is intended to or will affect the relative rights of such Payee and other creditors of such Payor other than the holders of Senior Indebtedness.
     Each Payee is hereby authorized to record all loans and advances made by it to any Payor (all of which shall be evidenced by this Note), and all repayments or prepayments thereof, in its books and records, such books and records constituting prima facie evidence of the accuracy of the information contained therein.

     Each Payor hereby waives presentment, demand, protest or notice of any kind in connection with this Note. All payments under this Note shall be made without offset, counterclaim or deduction of any kind.

     THIS NOTE SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK.

BLUE PEARL USA LTD.
By:
Name:
Title:

BLUE PEARL MINING LTD.
By:
Name:
Title:

[LIST ALL SUBSIDIARIES]
By:
Name:
Title:

EXHIBIT Q
[Form of]
NON-BANK CERTIFICATE
     Reference is made to First Lien Credit Agreement dated as of October [   ], 2006 (as amended, restated, supplemented or otherwise modified from time to time, the “Credit Agreement”), among BLUE PEARL USA LTD., a Colorado corporation, (“Borrower”), BLUE PEARL MINING LTD., a corporation existing under the laws of the Province of Ontario (“Holdings”), the Subsidiary Guarantors party thereto from time to time (such term and each other capitalized term used but not defined herein having the meaning given to it in Article I of the Credit Agreement), the Lenders party thereto from time to time, UBS SECURITIES LLC, as lead arranger (in such capacity, the “Arranger”), as documentation agent (in such capacity, the “Documentation Agent”) and as syndication agent (in such capacity, the “Syndication Agent”), UBS LOAN FINANCE LLC, as swingline lender (in such capacity, the “Swingline Lender”), and UBS AG, STAMFORD BRANCH, as issuing bank (in such capacity, the “Issuing Bank”), as administrative agent (in such capacity, the “Administrative Agent”) for the Lenders and as collateral agent (in such capacity, the “Collateral Agent”) for the Secured Parties and the Issuing Bank.
     The undersigned is not (i) a bank (as such term is used in Section 881(c)(3)(A) of the Internal Revenue Code of 1986, as amended (the “Code”)), (ii) a “10 percent shareholder” of Borrower within the meaning of section 88l(c)(3)(B) of the Code, or (C) a “controlled foreign corporation” described in section 881(c)(3)(C) of the Code.

[NAME OF LENDER]

By:
Name:
Title:

[ADDRESS]
Dated:                                                                                                           , 200

Q-1

EXHIBIT S
[Form of]
LANDLORD’S LIEN WAIVER AND ACCESS AGREEMENT
[Provided under separate cover]

S-1

EXHIBIT R
[Form of]
INTERCREDITOR AGREEMENT
[Provided under separate cover]

S-2